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TABLE OF CONTENTS 2

As confidentially submitted to the Securities and Exchange Commission on March 30, 2018. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
Under the Securities Act of 1933

APTINYX INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	2834 (Primary Standard Industrial Classification Code Number)	45-4626057 (I.R.S. Employer Identification Number)

909 Davis Street, Suite 600
Evanston, IL 60201
(847) 871-0377
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Norbert G. Riedel
Chief Executive Officer and President
909 Davis Street, Suite 600
Evanston, IL 60201
(847) 871-0377
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Mitchell S. Bloom, Esq. Caitlin L. Murray, Esq. Goodwin Procter LLP 100 Northern Avenue Boston, Massachusetts 02210 (617) 570-1000	Ashish Khanna Chief Financial Officer and Chief Business Officer Aptinyx Inc. 909 Davis Street, Suite 600 Evanston, IL 60201 (847) 871-0377	Deanna L. Kirkpatrick, Esq. Marcel R. Fausten, Esq. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐ Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee

Common Stock, par value $0.01 per share

(1)   Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(2)   Includes the offering price of shares that the underwriters may purchase pursuant to an option to purchase additional shares.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Subject to completion, dated                             , 2018.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

               Shares

Common stock

We are offering                           shares of our common stock to be sold in this offering. This is our initial public offering of our common stock. Prior to this offering, there has been no public market for our common stock. The estimated initial public offering price is between $              and $              per share. We have applied to list our common stock on The Nasdaq Global Market under the symbol "APTX."

We are an "emerging growth company" under the federal securities laws and will be subject to reduced public company reporting requirements. Investing in our common stock involves a high degree of risk. These risks are described under the caption "Risk factors" that begins on page 11 of this prospectus.

	Per share	Total

Initial public offering price	$	$
Underwriting discount(1)	$	$
Proceeds to us, before expenses	$	$

(1)    We have also agreed to reimburse the underwriters for certain FINRA-related expenses. See "Underwriting" for a description of all compensation payable to the underwriters.

We have granted the underwriters an option for a period of 30 days to purchase up to                           additional shares on the same terms and conditions set forth above.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities that may be offered under this prospectus, nor have any of these organizations determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to investors on                           , 2018.

J.P. Morgan	Cowen	Leerink Partners	BMO Capital Markets

                           , 2018

Neither we nor the underwriters have authorized anyone to provide you with information other than that contained in this prospectus or any free writing prospectus prepared by or on behalf of us or to which we have referred you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. The information contained in this prospectus is accurate only as of the date on the front cover page of this prospectus, or other earlier date stated in this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

We and the underwriters are offering to sell, and seeking offers to buy, common stock only in jurisdictions where offers and sales are permitted. No action is being taken in any jurisdiction outside the United States to permit a public offering of our common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

Until                             , 2018, all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

Prospectus summary

This summary highlights information contained elsewhere in this prospectus. Before investing in our common stock, you should carefully read this entire prospectus, including our financial statements and the related notes included elsewhere in this prospectus, "Risk factors" and "Management's discussion and analysis of financial condition and results of operations." As used in this prospectus, unless the context otherwise requires, references to the "company," "we," "us" and "our" refer to Aptinyx Inc.

Overview

We are a clinical-stage biopharmaceutical company focused on the discovery, development, and commercialization of novel, proprietary, synthetic small molecules for the treatment of brain and nervous system disorders. We focus our efforts on targeting and modulating N-methyl-D-aspartate receptors, or NMDArs, which are vital to normal and effective function of the brain and nervous system. We believe leveraging the therapeutic advantages of the differentiated modulatory mechanism of our compounds will drive a paradigm shift in the treatment of disorders of the brain and nervous system.

We are currently studying our first product candidate, NYX-2925, in two Phase 2 studies in chronic pain. The first is in subjects with painful diabetic peripheral neuropathy, or DPN, and the second is in subjects with fibromyalgia. We expect to report top-line data from these studies in                           . Our second product candidate, NYX-783, is currently in Phase 1 clinical development, with data expected in                           . We intend to develop NYX-783 for the treatment of post-traumatic stress disorder, or PTSD, and are planning to initiate a Phase 2 clinical study in                           . Our third product candidate, NYX-458, is currently in preclinical development. We expect to file an investigational new drug, or IND, application for NYX-458 in                            and intend to develop it for the treatment of cognitive impairment associated with Parkinson's disease.

Our discovery platform and approach

Our discovery platform is based on extensive original research into a novel way of modulating NMDArs, which are critical to communication between neural cells. The ability of this neural cell communication to adapt and change is known as synaptic plasticity, which plays a key role in learning and memory processes. Abnormalities in learning and memory processes are implicated in multiple disorders of the brain and nervous system, such as cognitive impairment, PTSD, chronic pain, and depression. The role of NMDArs in learning and memory, as well as in maintaining normal brain function, has made them a target of drug development for decades. These efforts have yielded therapies that work in a unidirectional manner and turn the receptors either fully "on" or "off." Unidirectional approaches, known as agonism or antagonism, have narrow therapeutic windows, substantial side effects, and limited utility. Our molecules bind in a previously uncharacterized binding domain, or "pocket," on NMDArs that is distinct from that of other NMDAr-targeted therapies. This unique binding enables normalization of NMDAr function, ultimately leading to enhanced synaptic plasticity. Through the enhancement of synaptic plasticity, we believe our molecules address abnormalities in learning and memory processes, resulting in therapeutic potential across numerous disorders of the brain and nervous system.

Our product candidates

The following table summarizes our pipeline of lead product candidates generated from our NMDAr modulator discovery platform, or discovery platform:

^      AGN-241751 is currently under development by Allergan and subject to its option through our ongoing research collaboration. For a discussion of this collaboration, see "Business—Research collaboration agreement with Allergan."

Our first product candidate, NYX-2925, is a novel, oral, small-molecule NMDAr modulator currently in Phase 2 clinical development for the treatment of chronic pain. NYX-2925 works by enhancing synaptic plasticity, a mechanism that is differentiated from that of any therapy currently used for the treatment of neuropathic pain. This approach is uniquely suited for treating chronic pain. It is established that, when pain becomes chronic (especially neuropathic pain), it becomes a largely centralized disorder mediated by central learning and memory pathways. The development of NYX-2925 in painful DPN has received Fast Track designation from the U.S. Food and Drug Administration, or FDA. In a Phase 1 study, NYX-2925 was well-tolerated with no drug-related serious adverse events and demonstrated a predictable, dose-dependent, and linear pharmacokinetic, or PK, profile with no accumulation after multiple daily doses. In addition, across numerous and various preclinical models of neuropathic pain, we have observed robust, rapid, and long-lasting analgesic effects of NYX-2925. Neuropathic pain affects more than 18 million people in the United States, of which we estimate DPN accounts for approximately 5.5 million. Approved therapies for neuropathic pain provide suboptimal efficacy and often come with substantial side effects and abuse liability. We are also conducting an exploratory efficacy and biomarker study of NYX-2925 in subjects suffering from fibromyalgia, which we estimate affects approximately 5 million people in the United States. We believe the therapeutic profile of NYX-2925 will allow us to expand the development of this molecule into multiple other chronic pain conditions.

Our second product candidate, NYX-783, is a novel, oral, small-molecule NMDAr modulator currently in Phase 1 clinical development. We intend to develop NYX-783 for the treatment of PTSD, which has been granted Fast Track designation by the FDA. In preclinical models of contextual fear conditioning and extinction, NYX-783 appears to both accelerate fear extinction and inhibit spontaneous fear recovery, making it an ideal product candidate for the treatment of PTSD. Unlike currently used therapies, we believe NYX-783 has the potential to target the underlying cause of PTSD —learning and memory dysfunction associated with an inability to extinguish fear caused by trauma —as well as the core symptoms and comorbidities associated with the disorder. It is estimated that 8% to 10% of people that experience trauma will develop PTSD in their lifetime and we estimate approximately 8.5 million people currently suffer from PTSD in the United States. Many of these people are currently untreated or poorly treated due to the lack of safe and effective options.

Our third product candidate, NYX-458, is currently in preclinical development and we are planning to submit an IND application to the FDA in                           for the treatment of Parkinson's disease cognitive impairment. Mechanistic rationale and compelling preclinical data in a highly relevant and translatable non-human primate model of Parkinson's disease suggest NYX-458 may be optimally suited to treat the cognitive deficits caused by the disease. We plan to initiate a single- and multiple-ascending dose Phase 1 study to evaluate safety, tolerability, and PK in                           . We estimate that there are more than 500,000 people in the United States with Parkinson's disease cognitive impairment.

We are also evaluating our product candidates in clinical studies designed to explore NMDAr-dependent biomarkers in healthy human subjects. Using readily and rapidly measurable markers, these studies have the potential to further demonstrate that our small-molecule compounds can engage NMDArs and downstream pathways in the human brain in a dose-dependent and predictable way. Successful biomarker studies could aid in our understanding of clinical efficacy results and optimal dosing regimens, and allow us to optimize future clinical study design.

While all of our product candidates and the other molecules from our discovery platform modulate NMDArs, each one is a distinct chemical entity with unique pharmacologic properties. We evaluate the therapeutic implications of variations in these properties by interrogating our molecules across different preclinical models of brain and nervous system disorders. The data we collect from these preclinical studies indicate which molecules are better suited for different indications and inform our development decisions accordingly.

Our company and history

We have assembled a world-class management team with highly relevant scientific, clinical, regulatory, and commercial expertise. Many members of our management team worked together for several years at Naurex Inc., or Naurex, prior to the spin out of Aptinyx in 2015 in conjunction with the acquisition of Naurex by Allergan plc, or Allergan, for up to $1.7 billion in total deal value, $560 million of which it agreed to pay up front. Our Chief Scientific Officer, Joseph Moskal, Ph.D., pioneered our NMDAr modulation approach, starting in the 1990s. He discovered a peptide compound, rapastinel, which Naurex ultimately evaluated in two Phase 2 studies in subjects with major depressive disorder. The data from those studies offered clinical validation of our unique mechanism of modulating NMDArs, informing Allergan's acquisition of Naurex and its advancement of rapastinel into Phase 3 development. Rapastinel has been granted breakthrough therapy designation by the FDA. Naurex scientists had also developed a separate new platform for discovering small-molecule compounds that bind to and modulate NMDArs in a fashion similar to that of rapastinel. This discovery platform was spun out into Aptinyx and formed the foundation of our company.

As part of the Naurex-Allergan transaction and spin out of Aptinyx, we entered into a research collaboration with Allergan around the discovery, screening, and profiling of novel NMDAr modulators from our discovery platform. In addition to fueling our own pipeline, this collaboration has enabled Allergan to advance a product candidate from our discovery platform, AGN-241751, into clinical development for the treatment of major depressive disorder. For a discussion of this collaboration, see "Business—Research collaboration agreement with Allergan."

We are backed by a group of leading institutional life science investors, including Adage Capital, Adams Street Partners, Bain Capital Life Sciences, Frazier Healthcare Partners, HBM Healthcare Investments, Longitude Capital, Nan Fung Life Sciences, New Leaf Venture Partners, Osage University Partners, Partner Fund Management, and Rock Springs Capital, among others.

Our strategy

•
Advance the development of NYX-2925 as a novel treatment for chronic pain conditions. We believe positive results from our ongoing studies in painful DPN and fibromyalgia will establish NYX-2925, if approved, as a high-potential therapy for chronic pain with mechanistic innovations that address significant unmet medical needs. We expect efficacy data from these studies to be available in                           and to form the basis for future studies for regulatory approvals in not only painful DPN and fibromyalgia, but also additional chronic and centrally-mediated pain indications.

•
Advance the development of NYX-783 as a novel treatment for PTSD. We believe NYX-783, if approved, could represent a transformational treatment for PTSD that addresses the underlying learning and memory dysfunction associated with an inability to extinguish fear caused by trauma, as well as the disorder's core symptoms and major comorbidities.

•
Advance the development of NYX-458 as a novel treatment for Parkinson's disease cognitive impairment. Based on compelling data in a highly relevant and translatable non-human primate model, we believe NYX-458, if approved, may offer substantial improvements over existing treatments for Parkinson's disease cognitive impairment by working through the synaptic plasticity mechanisms that drive cognition, including attention, learning, and memory.

•
Continue to expand our pipeline by leveraging our discovery platform, building on and extending our leadership in NMDAr biology. We intend to use our discovery platform to develop a broad pipeline and product portfolio across an array of disorders of the brain and nervous system. Our pipeline is fueled by our library of over 800 unique, synthesized, small-molecule NMDAr modulators derived through our extensive original research and the discovery of a novel binding domain that we believe could allow for safe and effective enhancement of synaptic plasticity. We also plan to identify and use NMDAr-dependent biomarkers to expedite and inform the development of our current and future product candidates.

•
Optimize the development and commercial potential of our product candidates. Our primary strategy is to independently pursue the development and commercialization of our product candidates. As we continue to build and develop our product portfolio, we may opportunistically pursue strategic partnerships that maximize the value of our pipeline.

Risks associated with our business

Our ability to implement our business strategy is subject to numerous risks, as more fully described in the section entitled "Risk factors" immediately following this prospectus summary. These risks include, among others, that:

•
We have incurred significant operating losses since our inception and anticipate that we will incur continued losses for the foreseeable future. Even if this offering is successful, we will need to raise additional funding to advance NYX-2925 through Phase 3 clinical studies, and such funding may not be available on acceptable terms, or at all. Failure to obtain this necessary capital when needed may force us to delay, limit or terminate our product development efforts or other operations.

•
We are heavily dependent on our discovery platform and the successful development of product candidates discovered through such discovery platform, including NYX-2925, NYX-783, and NYX-458, which are in the early stages of preclinical and clinical development. We cannot give any assurance that we will continue to create a pipeline of product candidates or that our product candidates will receive regulatory approval.

•
We have concentrated our research and development efforts on the treatment of disorders of the brain and nervous system, a field that has seen limited success in drug development. Further, our product candidates are based on new approaches and novel technology, which makes it difficult to predict the time and cost of product candidate development and subsequently obtaining regulatory approval.

•
Our product candidates may cause serious adverse events or other undesirable side effects that could delay their regulatory approval, limit the commercial profile of an approved label, or result in significant negative consequences following market approval, if any.

•
Failures or delays in the commencement or completion of, or ambiguous or negative results from, our ongoing or planned clinical studies of our product candidates could result in increased costs to us and could delay, prevent, or limit our ability to generate revenue and continue our business.

•
We depend on our collaboration with Allergan and may depend on collaborations with third parties for the research, development, and commercialization of certain of the product candidates we may develop. If any such collaborations are not successful, we may not be able to realize the market potential of those product candidates.

•
We rely, and expect to continue to rely, on third parties to conduct any clinical studies for our product candidates, on third-party suppliers to manufacture our clinical drug supplies for our product candidates, and on single-source suppliers for some of the components and materials used in our product candidates. If these third parties do not successfully carry out their contractual or legal duties or meet expected deadlines, we may not receive regulatory approval and our business could be substantially harmed.

Implications of being an emerging growth company

We qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. As an "emerging growth company," we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. These provisions include:

•
only two years of audited financial statements in addition to any required unaudited interim financial statements with correspondingly reduced "Management's discussion and analysis of financial condition and results of operations" and "Selected financial data" disclosure;

•
reduced disclosure about our executive compensation arrangements;

•
no non-binding advisory votes on executive compensation or golden parachute arrangements; and

•
exemption from compliance with the auditor attestation requirement in the assessment of our internal control over financial reporting.

We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an "emerging growth company." We will continue to remain an "emerging growth company" until the earliest of the following: (i) the last day of the fiscal year following the fifth anniversary of the date of the completion of this offering; (ii) the last day of the fiscal year in which our total annual gross revenue is equal to or more than $1.07 billion; (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the Securities and Exchange Commission, or the SEC. We may choose to take advantage of some but not all of these exemptions. We have taken advantage of reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different from the information you receive from other public companies in which you hold stock. We have elected to avail ourselves of the extended transition period for complying with new or revised financial accounting standards. As a result of the accounting standards election, we will not be subject to the same implementation timing for new or revised accounting standards as other public companies that are not emerging growth companies which may make comparison of our financials to those of other public companies more difficult. Additionally, because we have taken advantage of certain reduced reporting requirements, the information contained herein may be different from the information you receive from other public companies in which you hold stock.

Company and other information

We were incorporated under the laws of the State of Delaware in June 2015. Our principal executive office is located at 909 Davis Street, Suite 600, Evanston, IL 60201, and our telephone number is (847) 871-0377. Our website address is https://www.aptinyx.com. We do not incorporate the information on or accessible through our website into this prospectus, and you should not consider any information on, or that can be accessed through, our website as part of this prospectus.

We own various U.S. federal trademark applications and unregistered trademarks, including our company name. All other trademarks or trade names referred to in this prospectus are the property of their respective owners. Allergan® and its design are trademarks of Allergan, Inc. and are being used with permission in this prospectus. Solely for convenience, the trademarks and trade names in this prospectus are referred to without the symbols ® and ™, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto.

The offering

Common stock offered by us	shares.
Common stock to be outstanding immediately after this offering	shares ( shares if the underwriters exercise their option to purchase additional shares in full).
Underwriters' option to purchase additional shares
We have granted a 30-day option to the underwriters to purchase up to an aggregate of additional shares of common stock from us at the public offering price, less the underwriting discount, on the same terms as set forth in this prospectus.
Use of proceeds	We estimate that we will receive net proceeds from the sale of shares of our common stock in this offering of approximately $ million, or $ million if the underwriters exercise their option to purchase additional shares in full, assuming an initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discount and estimated offering expenses payable by us. We anticipate that we will use the net proceeds from this offering, together with our existing cash and cash equivalents:

•

to fund our two ongoing Phase 2 clinical studies of NYX-2925 in subjects with painful DPN and subjects with fibromyalgia through completion;

•

to advance NYX-783 for the treatment of PTSD through completion of Phase 1 clinical development and our planned Phase 2 clinical study;

•

to advance NYX-458 for the treatment of Parkinson's disease cognitive impairment through the submission of an IND, through completion of our planned Phase 1 clinical development, and into our planned Phase 2 clinical study; and

•

the remainder, if any, to explore NMDAr-dependent biomarkers, to further develop any additional product candidates that we select, and for working capital and other general corporate purposes. For additional information, see "Use of proceeds."

Proposed Nasdaq Global Market symbol	"APTX"
Risk factors	You should carefully read the "Risk factors" section of this prospectus for a discussion of factors that you should consider before deciding to invest in our common stock.

The number of shares of our common stock to be outstanding after this offering is based on 721,002,675 shares of our common stock (which includes 41,141,489 shares of restricted common stock) outstanding as of February 28, 2018, and gives effect to the conversion of all outstanding shares of our convertible preferred stock into an aggregate of 560,180,239 shares of our common stock upon the completion of this offering, and excludes:

•
90,398,545 shares of common stock issuable upon the exercise of stock options outstanding as of February 28, 2018 under our 2015 Stock Option and Grant Plan, or the 2015 Plan, at a weighted-average exercise price of $0.14 per share;

•
17,661,658 shares of common stock reserved for future issuance as of February 28, 2018 under our 2015 Plan, which will cease to be available for issuance at the time that our 2018 Stock Option and Incentive Plan, or the 2018 Plan, becomes effective;

•
              additional shares of our common stock that will become available for future issuance under our 2018 Plan, which will become effective upon the effectiveness of the registration statement of which this prospectus is a part; and

•
              additional shares of our common stock that will become available for future issuance under our 2018 Employee Stock Purchase Plan, or the 2018 ESPP, which will become effective upon the effectiveness of the registration statement of which this prospectus is a part.

Unless otherwise indicated, all information in this prospectus reflects or assumes the following:

•
the filing and effectiveness of our amended and restated certificate of incorporation upon the closing of this offering and the effectiveness of our amended and restated bylaws upon the effectiveness of the registration statement of which this prospectus is a part;

•
the conversion of all outstanding shares of convertible preferred stock into an aggregate of 560,180,239 shares of common stock upon the closing of this offering;

•
no exercise of outstanding options after February 28, 2018;

•
a one-for-              reverse split of our common stock effected on                           , 2018; and

•
no exercise by the underwriters of their option to purchase up to                           additional shares of common stock in this offering.

Summary financial data

You should read the following selected financial data together with the section captioned "Management's discussion and analysis of financial condition and results of operations" and our financial statements and the related notes appearing at the end of this prospectus. We have derived the statement of operations data for the years ended December 31, 2016 and 2017 and the balance sheet data as of December 31, 2017 from our audited financial statements appearing at the end of this prospectus. Our historical results are not necessarily indicative of results that may be expected in the future.

	Years ended December 31,
(in thousands, except per share data)	2016	2017

Statements of operations data:
Collaboration and grant revenue	$9,792	$4,962
Operating expenses:
Research and development	22,743	31,644
General and administrative	4,766	5,551

Total operating expenses	27,509	37,195

Loss from operations	(17,717)	(32,233)
Other income	2,239	165

Net loss and comprehensive loss	$(15,478)	$(32,068)

Net loss per share attributable to common stockholders, basic and diluted	$(0.11)	$(0.22)

Weighted-average number of common shares outstanding, basic and diluted	135,252	143,336
Pro forma net loss per share, basic and diluted (unaudited)(1)		$(0.07)

Pro forma weighted-average common shares outstanding, basic and diluted (unaudited)		464,297

(1)    See statement of operations and Note 13 to our financial statements appearing at the end of this prospectus for further details on the calculation of net loss per share, basic and diluted, attributable to common stockholders and weighted-average number of common shares used in the computation of the per share amounts and unaudited pro forma information.

	As of December 31, 2017
(in thousands)	Actual	Pro forma(2)	Pro forma as adjusted(3)

Balance sheet data:
Cash and cash equivalents	$92,136	$92,136	$
Working capital(1)	90,661	90,661
Total assets	97,322	97,322
Convertible preferred stock	132,386	—
Total stockholders' (deficit) equity	(39,718)	92,668

(1)    We define working capital as current assets less current liabilities. See our financial statements for further details regarding our current assets and current liabilities.

(2)    Pro forma balance sheet data give effect to the automatic conversion of all outstanding shares of convertible preferred stock.

(3)    The pro forma as adjusted balance sheet data give further effect to our issuance and sale of                           shares of our common stock in this offering, assuming an initial public offering price of $              per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discount and estimated offering expenses payable by us.

A $1.00 increase (decrease) in the assumed initial public offering price of $              per share, the midpoint of the price range set forth on the cover of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, working capital, total assets and total stockholders' equity by approximately $               million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discount and estimated offering expenses payable by us. An increase (decrease) of one million shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, working capital, total assets, and total stockholders' equity by approximately $               million, assuming an initial public offering price of $              per share, the midpoint of the price range set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discount and estimated offering expenses payable by us.

Risk factors

Investing in our common stock involves a high degree of risk. You should carefully consider the following risks and uncertainties, together with all other information in this prospectus, including our financial statements and related notes, before investing in our common stock. Any of the risk factors we describe below could adversely affect our business, financial condition, or results of operations. The market price of our common stock could decline if one or more of these risks or uncertainties actually occur, causing you to lose all or part of the money you paid to buy our common stock. Certain statements below are forward-looking statements. See "Special note regarding forward-looking statements and market data" in this prospectus.

Risks related to our business, financial position, and need for additional capital

We are a clinical-stage biopharmaceutical company with a very limited operating history and no products approved for commercial sale, which may make it difficult to evaluate our current business and predict our future success and viability.

We are a clinical-stage biopharmaceutical company with a limited operating history, focused on developing therapeutics for disorders of the brain and nervous system. We were incorporated in June 2015, have no products approved for commercial sale, and have not generated any revenue from product sales. Our operations to date have been limited primarily to organizing and staffing our company, raising capital, and conducting research and development activities for our product candidates.

To date, we have not obtained marketing approval for any product candidates, manufactured, on our own or through a third party, a commercial scale product, or conducted sales and marketing activities necessary for successful product commercialization. Our short operating history as a company makes any assessment of our future success and viability subject to significant uncertainty. We will encounter risks and difficulties frequently experienced by early-stage biopharmaceutical companies in rapidly evolving fields, and we have not yet demonstrated an ability to successfully overcome such risks and difficulties. If we do not address these risks and difficulties successfully, our business will suffer.

We have incurred significant operating losses since our inception and anticipate we will incur continued losses for the foreseeable future.

We have funded our operations to date through proceeds from collaborations, grants, and sales of convertible preferred stock. From our inception through December 31, 2017, we had received net proceeds of $154.3 million from such transactions. As of December 31, 2017, our cash and cash equivalents were $92.1 million. We have incurred net losses in each year since our inception, and we have an accumulated deficit of $52.3 million as of December 31, 2017.

Substantially all of our operating losses have resulted from costs incurred in connection with general and administrative costs associated with our operations, and our research and development programs, including for our preclinical and clinical product candidates and our N-methyl-D-aspartate receptor, or NMDAr, modulator platform. We expect to incur increasing levels of operating losses over the next several years and for the foreseeable future. Our prior losses, combined with expected future losses, have had and will continue to have an adverse effect on our stockholders' deficit and working capital. We expect our research and development expenses to significantly increase in connection with our clinical studies of our product candidates. In addition, if we obtain marketing approval for our product candidates, we will incur significant sales and marketing, legal, and outsourced-manufacturing expenses. Once we are a public company, we will incur additional costs associated with operating as a public company. As a result, we expect to continue to incur significant and increasing operating losses for the foreseeable future. Because of the numerous risks and uncertainties associated with developing pharmaceutical products, we are unable to predict the extent of any future losses or when we will become profitable, if at all. Even if we do become profitable, we may not be able to sustain or increase our profitability on a quarterly or annual basis.

Drug development is a highly uncertain undertaking and involves a substantial degree of risk. We have never generated any revenue from product sales, and we may never generate revenue or be profitable.

Our ability to become profitable depends upon the ability of our product candidates to generate revenue. To date, we have not generated any revenue from our product candidates and we do not know when, or if, we will do so. We do not expect to generate significant revenue unless and until we obtain marketing approval of, and begin to sell, our current or future product candidates. Our ability to generate revenue depends on a number of factors, including, but not limited to:

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successfully completing preclinical and clinical development of our product candidates;

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identifying, assessing, and/or developing new product candidates from our NMDAr modulator discovery platform, or discovery platform;

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developing a sustainable and scalable manufacturing process for our product candidates, as well as establishing and maintaining commercially viable supply relationships with third parties that can provide adequate products and services to support clinical activities and commercial demand for our product candidates;

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negotiating favorable terms in any collaboration, licensing, or other arrangements into which we may enter;

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obtaining regulatory approvals and marketing authorizations for product candidates for which we successfully complete clinical development;

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launching and successfully commercializing product candidates for which we obtain regulatory and marketing approval, either by establishing a sales, marketing, and distribution infrastructure or collaborating with a partner;

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negotiating and maintaining an adequate price for our product candidates, both in the United States and in foreign countries where our products are commercialized;

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obtaining market acceptance of our product candidates as viable treatment options;

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building out new facilities or expanding existing facilities to support our ongoing development activity;

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addressing any competing technological and market developments;

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maintaining, protecting, expanding, and enforcing our portfolio of intellectual property rights, including patents, trade secrets, and know-how; and

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attracting, hiring, and retaining qualified personnel.

Because of the numerous risks and uncertainties associated with drug development, we are unable to predict the timing or amount of our expenses, or when we will be able to generate any meaningful revenue or achieve or maintain profitability, if ever. In addition, our expenses could increase beyond our current expectations if we are required by the U.S. Food and Drug Administration, or FDA, or foreign regulatory agencies, to perform studies in addition to those that we currently anticipate, or if there are any delays in any of our or our future collaborators' clinical studies or the development of any of our product candidates. Even if one or more of our product candidates is approved for commercial sale, absent our entering into a collaboration or partnership agreement, we anticipate incurring significant costs associated with commercializing any approved product candidate and ongoing compliance efforts.

Even if we are able to generate revenue from the sale of any approved products, we may not become profitable and may need to obtain additional funding to continue operations. Revenue from the sale of any product candidate for which regulatory approval is obtained will be dependent, in part, upon the size of the markets in the territories for which we gain regulatory approval, the accepted price for the product, the ability to get reimbursement at any price, and whether we own the commercial rights for that territory. The precise number of people with painful diabetic peripheral neuropathy, or DPN, fibromyalgia, post-traumatic stress disorder, or PTSD, and Parkinson's disease cognitive impairment is unknown. Our projections of both the number of people who have these diseases, as well as the subset of people with these diseases who have the potential to benefit from treatment with our drug candidates, are based on estimates. If the number of addressable patients is not as significant as we anticipate, the indication approved by regulatory authorities is narrower than we expect, or the reasonably accepted population for treatment is narrowed by competition, physician choice, or treatment guidelines, we may not generate significant revenue from sales of our product candidates, even if approved. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis.

Our failure to become and remain profitable would decrease the value of our company and could impair our ability to raise capital, expand our business, maintain our research and development efforts, diversify our pipeline of product candidates, or continue our operations and cause a decline in the value of our common stock, all or any of which may adversely affect our viability.

Due to the significant resources required for the development of our discovery platform and pipeline, and depending on our ability to access capital, we must prioritize development of certain product candidates. Moreover, we may fail to expend our limited resources on product candidates or indications that may be more profitable or for which there is a greater likelihood of success.

We currently have three lead product candidates, NYX-2925, NYX-783, and NYX-458, which are at various stages of preclinical and clinical development. We seek to maintain a process of prioritization and resource allocation to maintain an optimal balance between aggressively advancing product candidates, such as NYX-2925 and NYX-783, and ensuring replenishment of our portfolio.

In July 2015, we entered into a research collaboration agreement with Allergan plc, or Allergan, pursuant to which we and Allergan have research, development, and commercial rights to compounds discovered using our discovery platform. Under the research collaboration, both we and Allergan have the right, exercisable during a specified period, to select an eligible compound for further investigation. Due to the terms of the collaboration agreement, we may not have the opportunity to select a desired eligible compound or may choose not to select an eligible compound based on the preliminary information available to us. As a result of such incomplete information or incorrect analysis by us, we may select an eligible compound that later proves to have less commercial potential than an alternative or none at all.

Due to the significant resources required for the development of our product candidates, we must focus on specific diseases and disease pathways and decide which product candidates to pursue and advance and the amount of resources to allocate to each. Our decisions concerning the allocation of research, development, collaboration, management, and financial resources toward particular product candidates or therapeutic areas may not lead to the development of any viable commercial product and may divert resources away from better opportunities. If we make incorrect determinations regarding the viability or market potential of any of our product candidates or misread trends in the biopharmaceutical industry, in particular for disorders of the brain and nervous system, our business, financial condition, and results of operations could be materially adversely affected. As a result, we may fail to capitalize on viable commercial products or profitable market opportunities, be required to forego or delay pursuit of opportunities with other product candidates or other diseases and disease pathways that may later prove to have greater commercial potential than those we choose to pursue, or relinquish valuable rights to such product candidates through collaboration, licensing, or other royalty arrangements in cases in which it would have been advantageous for us to invest additional resources to retain sole development and commercialization rights.

Even if this offering is successful, we will need to raise additional funding to advance NYX-2925 through Phase 3 clinical studies, which funding may not be available on acceptable terms, or at all. Failure to obtain this necessary capital when needed may force us to delay, limit, or terminate our product development efforts or other operations.

As of December 31, 2017, our cash and cash equivalents were $92.1 million. We estimate that the net proceeds from this offering will be approximately $               million, assuming an initial public offering price of $              per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and offering expenses payable by us. Based on our current plans, we expect that the net proceeds from this offering and our existing cash and cash equivalents will be sufficient to fund our operations through                           . We will require additional funding to advance NYX-2925 through Phase 3 clinical studies. Our ability to secure this additional funding may be adversely impacted by negative or ambiguous results in our Phase 2 clinical development of NYX-2925, our Phase 1 clinical development of NYX-783, or our preclinical, or planned Phase 1 study of NYX-458.

We are currently advancing our product candidates through clinical development, with one product candidate in Phase 2 clinical development, one product candidate in Phase 1 clinical development, one product candidate in preclinical development, and several other potential product candidates in early-stage discovery and screening. The clinical development of a product candidate is lengthy, complicated, and expensive. In particular, conducting a Phase 3 clinical study is a complex process that differs from clinical studies conducted in earlier phases. While some of our employees have conducted Phase 3 clinical studies in the past while employed at different companies, we, as a company, have not conducted Phase 3 clinical studies before, and as a result, may require more time and incur greater costs than we anticipated. Moreover, developing small-molecule products is expensive, and we expect our discovery, research, and development expenses to increase substantially in connection with our ongoing activities, particularly as we advance our product candidates in clinical studies. We may also need to raise additional funds sooner if we choose to pursue additional indications and/or geographies for our product candidates or otherwise expand more rapidly than we presently anticipate.

In addition, our operating plan may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned, through public or private equity or debt financings, government or other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements, or a combination of these approaches. In any event, we will require additional capital to obtain regulatory approval for, and, if approved, to commercialize our product candidates. Raising funds in the current economic environment may present additional challenges. Even if we believe we have sufficient funds for our current or future operating plans, we may seek additional capital if market conditions are favorable or if we have specific strategic considerations.

Any additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and, if approved, commercialize our product candidates. In addition, we cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all. Moreover, the terms of any financing may adversely affect the holdings or the rights of our stockholders and the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our shares to decline. The sale of additional equity or convertible securities would dilute all of our stockholders. The incurrence of indebtedness would result in increased fixed payment obligations and we may be required to agree to certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights, and other operating restrictions that could adversely impact our ability to conduct our business. We could also be required to seek funds through arrangements with collaborative partners or otherwise at an earlier stage than otherwise would be desirable and we may be required to relinquish rights to some of our technologies or product candidate or otherwise agree to terms unfavorable to us, any of which may have a material adverse effect on our business, operating results, and prospects.

If we are unable to obtain funding on a timely basis, we may be required to significantly curtail, delay, or discontinue one or more of our research or development programs or the commercialization of any product candidate or be unable to expand our operations or otherwise capitalize on our business opportunities, as desired, which could materially affect our business, financial condition, and results of operations.

Risks related to product development and commercialization

Research and development of biopharmaceutical products is inherently risky.

We are at an early stage of development of the product candidates currently in our pipeline and are continuing to discover additional potential product candidates leveraging our discovery platform. To date, we have devoted substantially all of our efforts and financial resources to identify, secure intellectual property for, and develop our discovery platform and our product candidates, including conducting multiple preclinical and clinical studies, and providing general and administrative support for these operations. Our business depends heavily on the successful preclinical and clinical development, regulatory approval, and commercialization of our lead product candidates, NYX-2925 which is in Phase 2 clinical development, NYX-783 which is in Phase 1 clinical development, and NYX-458 which is in preclinical development. None of our product candidates have advanced into late-stage development or a pivotal clinical study and it may be years before any such study is initiated, if at all. NYX-2925, NYX-783, and NYX-458 will require substantial additional clinical development, testing, and regulatory approval before we are permitted to commence their commercialization. Further, we cannot be certain that any of our product candidates will be successful in clinical studies.

Our future success is dependent on our ability to successfully develop, obtain regulatory approval for, and then successfully commercialize our product candidates, and we may fail to do so for many reasons, including the following:

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our product candidates may not successfully complete preclinical or clinical studies;

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a product candidate may, upon further study, be shown to have harmful side effects or other characteristics that indicate it is unlikely to be effective or otherwise does not meet applicable regulatory criteria;

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our competitors may develop therapeutics that render our product candidates obsolete or less attractive;

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our competitors may develop platform technologies that render our platform technology obsolete or less attractive;

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the product candidates that we develop and our discovery platform may not be sufficiently covered by intellectual property for which we hold exclusive rights;

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the market for a product candidate may change so that the continued development of that product candidate is no longer reasonable or commercially attractive;

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a product candidate may not be capable of being produced in commercial quantities at an acceptable cost, or at all;

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we may not be able to establish manufacturing capabilities or arrangements with third-party manufacturers for clinical and, if approved, commercial study;

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even if a product candidate obtains regulatory approval, we may be unable to establish sales and marketing capabilities, or successfully market such approved product candidate, to gain market acceptance; and

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a product candidate may not be accepted as safe or effective by patients, the medical community or third-party payors, if applicable.

If any of these events occur, we may be forced to abandon our development efforts for a product candidate or candidates, which would have a material adverse effect on our business and could potentially cause us to cease operations. For instance, if we observe harmful side effects or other characteristics that indicate one product candidate is unlikely to be effective or otherwise does not meet applicable regulatory criteria, these findings may implicate the discovery platform as a whole.

We may not be successful in our efforts to further develop our discovery platform technology and current product candidates. We are not permitted to market or promote any of our product candidates before we receive regulatory approval from the FDA or comparable foreign regulatory authorities, and we may never receive such regulatory approval for any of our product candidates. Each of our product candidates is in the early stages of development and will require significant additional clinical development, management of preclinical, clinical, and manufacturing activities, regulatory approval, adequate manufacturing supply, a commercial organization, and significant marketing efforts before we generate any revenue from product sales, if at all.

The nonclinical and clinical studies for our product candidates are, and the manufacturing and marketing of our product candidates will be, subject to extensive and rigorous review and regulation by numerous government authorities in the United States, and in other countries where we intend to test and, if approved, market any product candidate. Before obtaining regulatory approvals for the commercial sale of any product candidate, we must, among other requirements, demonstrate through preclinical studies and clinical studies that the product candidate is safe and effective for use in each target indication. Drug development is a long, expensive, and uncertain process, and delay or failure can occur at any stage of any of our clinical studies. This process can take many years and may include post-marketing studies and surveillance, which will require the expenditure of substantial resources beyond the proceeds we raise in this offering. Of the large number of drugs in development in the United States, only a small percentage will successfully complete the FDA regulatory approval process and will be commercialized. Accordingly, even if we are able to obtain the requisite financing to continue to fund our development and preclinical studies and clinical studies, we cannot assure you that any of our product candidates will be successfully developed or commercialized.

If any of our product candidates successfully complete clinical studies, we generally plan to seek regulatory approval to market our product candidates in the United States, the European Union, or EU, and in additional foreign countries where we believe there is a viable commercial opportunity and significant patient need. We have never commenced, compiled, or submitted an application seeking regulatory approval to market any product candidate. We may never receive regulatory approval to market any product candidates even if such product candidates successfully complete clinical studies, which would adversely affect our viability. To obtain regulatory approval in countries outside the United States, we must comply with numerous and varying regulatory requirements of such other countries regarding safety, efficacy, chemistry, manufacturing and controls, clinical studies, commercial sales, pricing, and distribution of our product candidates. We may also rely on collaborators or partners to conduct the required activities to support an application for regulatory approval, and to seek approval, for one or more of our product candidates. We cannot be sure that any collaborators or partners will conduct these activities or do so within the timeframe we desire. Even if we (or any collaborators or partners) are successful in obtaining approval in one jurisdiction, we cannot ensure that we will obtain approval in any other jurisdictions. If we are unable to obtain approval for our product candidates in multiple jurisdictions, our revenue and results of operations could be negatively affected.

Even if we receive regulatory approval to market any of our product candidates, we cannot assure you that any such product candidate will be successfully commercialized, widely accepted in the marketplace or more effective than other commercially available alternatives.

Investment in biopharmaceutical product development involves significant risk that any product candidate will fail to demonstrate adequate efficacy or an acceptable safety profile, gain regulatory approval, and become commercially viable. We cannot provide any assurance that we will be able to successfully advance any of our product candidates through the development process or, if approved, successfully commercialize any of our product candidates.

We may not be successful in our efforts to continue to create a pipeline of product candidates or to develop commercially successful products. If we fail to successfully identify and develop additional product candidates, our commercial opportunity may be limited.

One of our strategies is to identify and pursue clinical development of additional product candidates. We currently have several compounds in the research, discovery, screening, and preclinical stages of development. Identifying, developing, obtaining regulatory approval, and commercializing additional product candidates for the treatment of disorders of the brain and nervous system will require substantial additional funding beyond the net proceeds of this offering and is prone to the risks of failure inherent in drug development. We cannot provide you any assurance that we will be able to successfully identify or acquire additional product candidates, advance any of these additional product candidates through the development process, successfully commercialize any such additional product candidates, if approved, or assemble sufficient resources to identify, acquire, develop or, if approved, commercialize additional product candidates. If we are unable to successfully identify, acquire, develop, and commercialize additional product candidates, our commercial opportunity may be limited.

We may not be able to conduct, or contract others to conduct, animal testing in the future, which could harm our research and development activities.

Certain laws and regulations relating to drug development require us to test our product candidates on animals before initiating clinical studies involving humans. Animal testing activities have been the subject of controversy and adverse publicity. Animal rights groups and other organizations and individuals have attempted to stop animal testing activities by pressing for legislation and regulation in these areas and by disrupting these activities through protests and other means. To the extent the activities of these groups are successful, our research and development activities may be interrupted or delayed.

We have concentrated our research and development efforts on the treatment of disorders of the brain and nervous system, a field that has seen limited success in drug development. Further, our product candidates are based on new approaches and novel technology, which makes it difficult to predict the time and cost of product candidate development and subsequently obtaining regulatory approval.

We have focused our research and development efforts on addressing disorders of the brain and nervous system, including painful DPN, PTSD, and Parkinson's disease cognitive impairment. Efforts by biopharmaceutical companies in the field of disorders of the brain and nervous system have seen limited successes in drug development. There are few effective therapeutic options available for patients with painful DPN, PTSD, or Parkinson's disease cognitive impairment. Our future success is highly dependent on the successful development of our discovery platform technology and our product candidates for treating disorders of the brain and nervous system. Developing and, if approved, commercializing our product candidates for treatment of disorders of the brain and nervous system subjects us to a number of challenges, including engineering product candidates and obtaining regulatory approval from the FDA and other regulatory authorities who have only a limited set of precedents to rely on.

Our approach to targeting the NMDAr is different from other antagonist and agonist agents currently being developed. Our proprietary compounds are designed to subtly modulate NMDArs. This strategy may not prove to be successful. We cannot be sure that our approach will yield satisfactory therapeutic products that are safe and effective, scalable, or profitable.

Moreover, public perception of drug safety issues, including adoption of new therapeutics or novel approaches to treatment, may adversely influence the willingness of subjects to participate in clinical studies, or if approved, of physicians to prescribe our products.

We may encounter difficulties in enrolling subjects in our clinical studies, thereby delaying or preventing development of our product candidates.

There is no precise method of establishing the actual number of people with disorders of the brain and nervous system in any geography over any time period. We estimate that neuropathic pain affects approximately 18 million people in the United States, and approximately 5.5 million of those suffer from painful DPN. It is estimated that over 8.5 million people suffer from PTSD. If the actual number of people with disorders of the brain and nervous system is lower than we believe, we may experience difficulty in enrolling subjects in our clinical studies, thereby delaying development of our product candidates. Furthermore, we may experience difficulties in subject enrollment in our clinical studies for a variety of other reasons, including:

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the subject eligibility criteria defined in the protocol, including biomarker-driven identification and/or certain highly-specific criteria related to stage of disease progression, which may limit the patient populations eligible for our clinical studies to a greater extent than competing clinical studies for the same indication that do not have biomarker-driven patient eligibility criteria;

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eligibility requirements mandated by regulatory agencies which may limit the number of eligible patients in a given disorder;

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the size of the study population required for analysis of the study's primary endpoints;

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the proximity of subjects to a study site;

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the design of the study;

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our use of academic sites, which are less accustomed to running clinical studies and managing enrollment;

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public perception of drug safety issues;

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our ability to recruit clinical study investigators with the appropriate competencies and experience;

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competing clinical studies for similar therapies or targeting patient populations meeting our patient eligibility criteria;

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clinicians' and patients' perceptions as to the potential advantages and side effects of the product candidate being studied in relation to other available therapies and product candidates;

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our ability to obtain and maintain patient consents; and

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the risk that subjects enrolled in clinical studies will not complete such studies, for any reason.

For instance, we have experienced and may continue to experience slower than what may be considered typical durations for subject enrollment as a result of our strict enrollment criteria in our painful DPN and fibromyalgia studies. If we are unable to successfully enroll subjects in a timely way for the clinical studies for our product candidates, our clinical studies could be significantly delayed, which could materially affect our financial condition and results of operations.

Our clinical studies may fail to demonstrate adequate safety and efficacy of our product candidates, which would prevent, delay, or limit the scope of regulatory approval and commercialization.

Before obtaining regulatory approvals for the commercial sale of any of our product candidates, we must, among other requirements, demonstrate through lengthy, complex, and expensive preclinical studies and clinical studies that our product candidates are both safe and effective for use in each target indication. Each product candidate must demonstrate an adequate risk versus benefit profile in its intended patient population and for its intended use.

Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical study process. The results of preclinical studies of our product candidates may not be predictive of the results of early-stage or later-stage clinical studies, and results of early-stage clinical studies of our product candidates may not be predictive of the results of later-stage clinical studies. The results of clinical studies in one set of subject or disease indications may not be predictive of those obtained in another. In some instances, there can be significant variability in safety or efficacy results between different clinical studies of the same product candidate due to numerous factors, including changes in study procedures set forth in protocols, differences in the size and type of the patient populations, changes in and lack of adherence to the dosing regimen and other clinical study protocols, and the rate of dropout among clinical study participants. Product candidates in later stages of clinical studies may fail to show the desired safety and efficacy profile despite having progressed through preclinical studies and initial clinical studies. A number of companies in the biopharmaceutical industry have suffered significant setbacks in later-stage clinical studies due to lack of efficacy or safety issues, notwithstanding promising results in early-stage studies. This is particularly true in disorders of the brain and nervous system, where failure rates historically have been higher than in other disease areas. Most product candidates that begin clinical studies are never approved by regulatory authorities for commercialization.

We have limited experience in designing clinical studies and may be unable to design and execute a clinical study to support marketing approval. We cannot be certain that our current clinical studies or any other future clinical studies will be successful. Additionally, any safety concerns observed in any one of our clinical studies in our targeted indications could limit the prospects for regulatory approval of our product candidates in those, and other indications, which could have a material adverse effect on our business, financial condition, and results of operations.

In addition, even if such clinical studies are successfully completed, we cannot guarantee that the FDA or foreign regulatory authorities will interpret the results as we do, and more studies could be required before we submit our product candidates for approval. To the extent that the results of the studies are not satisfactory to the FDA or foreign regulatory authorities for support of a marketing application, we may be required to expend significant resources, which may not be available to us, to conduct additional studies in support of potential approval of our product candidates. Even if regulatory approval is secured for any of our product candidates, the terms of such approval may limit the scope and use of our product candidates, which may also limit their commercial potential.

Our product candidates may cause serious adverse events or other undesirable side effects that could delay or prevent their regulatory approval, limit the commercial profile of an approved label, or result in significant negative consequences following marketing approval, if any.

Serious adverse events or other undesirable side effects caused by our product candidates could cause us or regulatory authorities to interrupt, delay, or halt clinical studies, and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or other regulatory authorities.

Further, clinical studies by their nature utilize a sample of the potential patient population for a limited duration of exposure. Rare and severe side effects of a product candidate may only be uncovered with a significantly larger number of patients exposed to the product candidate. If our product candidates receive marketing approval and we or others identify undesirable side effects caused by such product candidates (or any other similar products) after such approval, a number of potentially significant negative consequences could result, including:

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regulatory authorities may suspend, withdraw, or limit their approval of such products;

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regulatory authorities may require the addition of labeling statements, such as a "boxed" warning or a contraindication;

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we may be required to change the way such products are distributed or administered;

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we may be required to conduct additional post-marketing studies and surveillance;

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we may be required to implement a risk evaluation and mitigation strategy, or REMS, or create a medication guide outlining the risks of such side effects for distribution to patients;

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we may be subject to regulatory investigations and government enforcement actions;

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subjects in a clinical study may experience severe or unexpected drug-related side effects;

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we may decide, or regulatory authorities may require us, to conduct additional clinical studies or abandon product development programs;

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we may decide to remove such products from the marketplace;

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we could be sued and held liable for injury caused to individuals exposed to or taking our products;

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the product may become less competitive; and

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our reputation may suffer.

Any of these events could prevent us from achieving or maintaining market acceptance of the affected product candidates, could substantially increase the costs of commercializing our product candidates, and could significantly impact our ability to successfully commercialize our product candidates and generate revenues.

Failures or delays in the commencement or completion of, or ambiguous or negative results from, our ongoing or planned clinical studies of our product candidates could result in increased costs to us and could delay, prevent, or limit our ability to generate revenue and continue our business.

We do not know whether any of our ongoing or planned clinical studies will begin or be completed on schedule, if at all, as the commencement and completion of clinical studies can be delayed or prevented for a number of reasons, including, among others:

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the FDA or other regulatory bodies may not authorize us or our investigators to commence our planned clinical studies or any other clinical studies we may initiate, or may suspend our clinical studies, for example, through imposition of a clinical hold;

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delays in filing or receiving approvals of additional investigational new drug, or IND, applications that may be required;

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lack of adequate funding to continue our clinical studies and preclinical studies;

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negative results from our ongoing preclinical studies;

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delays in reaching or failing to reach agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical study sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and study sites;

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inadequate quantity or quality of a product candidate or other materials necessary to conduct clinical studies, for example delays in the manufacturing of sufficient supply of finished drug product;

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difficulties obtaining ethics committee or Institutional Review Board, or IRB, approval to conduct a clinical study at a prospective site or sites;

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challenges in recruiting and enrolling subjects to participate in clinical studies, the proximity of subjects to study sites, eligibility criteria for the clinical study, the nature of the clinical study protocol, the availability of approved effective treatments for the relevant disease, and competition from other clinical study programs for similar indications;

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severe or unexpected drug-related side effects experienced by subjects in a clinical study;

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we may decide, or regulatory authorities may require us, to conduct additional clinical studies or abandon product development programs;

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delays in validating, or inability to validate, any endpoints utilized in a clinical study;

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the FDA may disagree with our clinical study design and our interpretation of data from clinical studies, or may change the requirements for approval even after it has reviewed and commented on the design for our clinical studies;

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reports from preclinical or clinical testing of other NMDAr-dependent therapies that raise safety or efficacy concerns; and

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difficulties retaining subjects who have enrolled in a clinical study but may be prone to withdraw due to rigors of the clinical studies, lack of efficacy, side effects, personal issues, or loss of interest.

Clinical studies may also be delayed or terminated as a result of ambiguous or negative interim results. In addition, a clinical study may be suspended or terminated by us, the FDA, the IRBs at the sites where the IRBs are overseeing a clinical study, a data and safety monitoring board, or DSMB, overseeing the clinical study at issue or other regulatory authorities due to a number of factors, including, among others:

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failure to conduct the clinical study in accordance with regulatory requirements or our clinical protocols;

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inspection of the clinical study operations or study sites by the FDA or other regulatory authorities that reveals deficiencies or violations that require us to undertake corrective action, including in response to the imposition of a clinical hold;

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unforeseen safety issues, including any that could be identified in our ongoing preclinical or clinical studies, adverse side effects or lack of effectiveness;

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changes in government regulations or administrative actions;

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problems with clinical supply materials; and

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lack of adequate funding to continue clinical studies.

Changes in regulatory requirements, FDA guidance, or unanticipated events during our nonclinical studies and clinical studies of our product candidates may occur, which may result in changes to nonclinical or clinical study protocols or additional nonclinical or clinical study requirements, which could result in increased costs to us and could delay our development timeline.

Changes in regulatory requirements, FDA guidance, or unanticipated events during our nonclinical studies and clinical studies may force us to amend nonclinical studies and clinical study protocols or the FDA may impose additional nonclinical studies and clinical study requirements. Amendments or changes to our clinical study protocols would require resubmission to the FDA and IRBs for review and approval, which may adversely impact the cost, timing, or successful completion of clinical studies. Similarly, amendments to our nonclinical studies may adversely impact the cost, timing, or successful completion of those nonclinical studies. If we experience delays completing, or if we terminate, any of our nonclinical studies or clinical studies, or if we are required to conduct additional nonclinical or clinical studies, the commercial prospects for our product candidates may be harmed and our ability to generate product revenue will be delayed.

If, in the future, we are unable to establish sales and marketing capabilities or enter into agreements with third parties to sell and market any product candidates we may develop, we may not be successful in commercializing those product candidates if and when they are approved.

We do not currently have an infrastructure for the sales, marketing, and distribution of pharmaceutical products. In order to market our product candidates, if approved by the FDA or any other regulatory body, we must build our sales, marketing, managerial, and other non-technical capabilities, or make arrangements with third parties to perform these services. There are risks involved with both establishing our own commercial capabilities and entering into arrangements with third parties to perform these services. For example, recruiting and training a sales force or reimbursement specialists is expensive and time-consuming and could delay any product launch. If the commercial launch of a product candidate for which we recruit a sales force and establish marketing and other commercialization capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly, and our investment would be lost if we cannot retain or reposition our commercialization personnel.

If we enter into arrangements with third parties to perform sales, marketing, commercial support, and distribution services, our product revenue or the profitability of product revenue may be lower than if we were to market and sell any products we may develop ourselves. In addition, we may not be successful in entering into arrangements with third parties to commercialize our product candidates or may be unable to do so on terms that are favorable to us. We may have little control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market our products effectively. If we do not establish commercialization capabilities successfully, either on our own or in collaboration with third parties, we will not be successful in commercializing our product candidates if approved.

If we are unable to establish adequate sales, marketing, and distribution capabilities, whether independently or with third parties, or if we are unable to do so on commercially reasonable terms, our business, results of operations, financial condition, and prospects will be materially adversely affected.

Even if we receive marketing approval for our product candidates, our product candidates may not achieve broad market acceptance by physicians, patients, healthcare payors, or others in the medical community, which would limit the revenue that we generate from their sales.

The commercial success of our product candidates, if approved by the FDA or other applicable regulatory authorities, will depend upon the awareness and acceptance of our product candidates among the medical community, including physicians, patients, and healthcare payors. If any of our product candidates are approved but do not achieve an adequate level of acceptance by physicians, patients, healthcare payors, and others in the medical community, we may not generate sufficient revenue to become or remain profitable. Market acceptance of our product candidates, if approved, will depend on a number of factors, including, among others:

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the safety, efficacy, and other potential advantages of our approved product candidates compared to other available therapies;

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limitations or warnings contained in the labeling approved for our product candidates by the FDA or other applicable regulatory authorities;

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any restrictions on the use of our products together with other medications;

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the prevalence and severity of any adverse effects associated with our product candidates;

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inability of certain types of patients to take our products;

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the clinical indications for which our product candidates are approved;

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availability of alternative treatments already approved or expected to be commercially launched in the near future;

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the potential and perceived advantages of our approved product candidates over current treatment options or alternative treatments, including future alternative treatments;

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the size of the target patient population, and the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;

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the strength of marketing and distribution support and timing of market introduction of competitive products;

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publicity concerning our products or competing products and treatments;

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pricing and cost effectiveness;

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the effectiveness of our sales and marketing strategies;

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our ability to increase awareness of our product candidates through sales and marketing efforts;

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our ability to obtain sufficient third-party payor coverage or reimbursement; or

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the willingness of patients to pay out-of-pocket in the absence of third-party payor coverage.

If our product candidates are approved but do not achieve an adequate level of acceptance by patients, physicians, and payors, we may not generate sufficient revenue from our product candidates to become or remain profitable. Before granting reimbursement approval, healthcare payors may require us to demonstrate that our product candidates, in addition to treating these target indications, also provide incremental health benefits to patients. Our efforts to educate the medical community and third-party payors about the benefits of our product candidates may require significant resources and may never be successful.

Even if we obtain regulatory approval for our product candidates, our products will remain subject to extensive regulatory scrutiny.

Even if we receive marketing approval for our product candidates, regulatory authorities may still impose significant restrictions on our product candidates, indicated uses or marketing, or impose ongoing requirements for potentially costly post-approval studies. If any of our product candidates are approved, they will be subject to ongoing regulatory requirements, including for manufacturing, labeling, packaging, storage, advertising, promotion, sampling, record-keeping, conduct of post-marketing studies, and submission of safety, efficacy, and other post-marketing information, including both federal and state requirements in the United States and requirements of comparable foreign regulatory authorities.

Manufacturers and manufacturers' facilities are required to comply with extensive requirements imposed by the FDA and comparable foreign regulatory authorities, including, for example, ensuring that quality control and manufacturing procedures conform to current Good Manufacturing Practice, or cGMP, regulations. As such, we and our contract manufacturers will be subject to continual review and inspections to assess compliance with cGMP and adherence to commitments made in any new drug application, or NDA, or comparable marketing approval. Accordingly, we and others with whom we work must continue to expend time, money, and effort in all areas of regulatory compliance, including manufacturing, production, and quality control.

The FDA has significant post-marketing authority, including, for example, the authority to require labeling changes based on new safety information and to require post-marketing studies or clinical studies to evaluate serious safety risks related to the use of a drug. The FDA also has the authority to require, as part of an NDA or post-approval, the submission of a REMS. Many chronic pain therapies have been recognized as drugs of abuse and require REMS. While NYX-2925 has been well tolerated in clinical studies to date and has shown low abuse potential in preclinical drug discrimination studies, the FDA may still determine that NYX-2925 requires a REMS program. Any REMS required by the FDA may lead to increased costs to assure compliance with new post-approval regulatory requirements and potential requirements or restrictions on the sale of approved products, all of which could lead to lower sales volume and revenue.

Any regulatory approvals that we receive for our product candidates will be subject to limitations on the approved indicated uses for which the product may be marketed and promoted or to the conditions of approval (including the requirement to implement a REMS), or contain requirements for potentially costly post-marketing testing. We will be required to report certain adverse reactions and production problems, if any, to the FDA and comparable foreign regulatory authorities. Any new legislation addressing drug safety issues could result in delays in product development or commercialization, or increased costs to assure compliance. The FDA and other agencies, including the U.S. Department of Justice, closely regulate and monitor the post-approval marketing and promotion of products to ensure that they are manufactured, marketed, and distributed only for the approved indications and in accordance with the provisions of the approved labeling. We will have to comply with requirements concerning advertising and promotion for our products. Promotional communications with respect to prescription drugs are subject to a variety of legal and regulatory restrictions and must be consistent with the information in the product's approved label. As such, we may not promote our products for indications or uses for which they do not have approval. The holder of an approved NDA or comparable marketing approval must submit new or supplemental applications and obtain approval for certain changes to the approved product, product labeling, or manufacturing process. We could also be asked to conduct post-marketing studies or clinical studies to verify the safety and efficacy of our products in general or in specific patient subsets.

If a regulatory agency discovers previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, or disagrees with the promotion, marketing or labeling of a product, such regulatory agency may impose restrictions on that product or us, including requiring withdrawal of the product from the market. If we fail to comply with applicable regulatory requirements, a regulatory agency or enforcement authority may, among other things:

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issue warning or untitled letters that would result in adverse publicity;

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impose civil or criminal penalties;

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suspend or withdraw regulatory approvals;

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suspend any of our ongoing clinical studies;

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refuse to approve pending applications or supplements to approved applications submitted by us;

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impose restrictions on our operations, including closing our contract manufacturers' facilities;

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seize or detain products; or

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request that we initiate a product recall.

Any government investigation of alleged violations of law could require us to expend significant time and resources in response, and could generate negative publicity. Any failure to comply with ongoing regulatory requirements may significantly and adversely affect our ability to commercialize and generate revenue from our products. If regulatory sanctions are applied or if regulatory approval is withdrawn, the value of our company and our operating results will be adversely affected.

We face significant competition in an environment of rapid technological and scientific change, and there is a possibility that our competitors may achieve regulatory approval before us or develop therapies that are safer, more advanced, or more effective than ours, which may negatively impact our ability to successfully market or commercialize any product candidates we may develop and ultimately harm our financial condition.

The development and commercialization of new drug products is highly competitive. Moreover, treating brain and nervous system disorders is characterized by strong and increasing competition, with a strong emphasis on intellectual property. We may face competition with respect to any product candidates that we seek to develop or commercialize in the future from major pharmaceutical companies, specialty pharmaceutical companies, and biotechnology companies worldwide. Potential competitors also include academic institutions, government agencies, and other public and private research organizations that conduct research, seek patent protection, and establish collaborative arrangements for research, development, manufacturing, and commercialization.

Companies that we are aware are developing NMDAr-targeted therapies include large companies with significant financial resources, such as Adamas Pharmaceuticals Inc., Allergan plc, AmKor Pharma, Inc., Axsome Therapeutics, Inc., Biohaven Pharmaceutical Holding Co. Ltd., Cerecor Inc., Eli Lilly and Company, Genentech Inc., Immune Pharmaceuticals Inc., Intra-Cellular Therapies, Inc., Janssen Pharmaceuticals, Inc., NeuroRx, Inc., Newron Pharmaceuticals S.p.A., Otonomy, Inc., Relmada Therapeutics, Inc., Sage Therapeutics, Inc., UCB S.A., and Vistagen Therapeutics, Inc.

Many of our current or potential competitors, either alone or with their strategic partners, have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical studies, obtaining regulatory approvals, and marketing approved products than we do. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical study sites and patient registration for clinical studies, as well as in acquiring technologies complementary to, or necessary for, our programs. Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient, or are less expensive than any products that we may develop. Furthermore, currently approved products could be discovered to have application for treatment of disorders of the brain and nervous system indications, which could give such products significant regulatory and market timing advantages over any of our product candidates. Our competitors also may obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours and may obtain orphan product exclusivity from the FDA for indications our product candidates are targeting, which could result in our competitors establishing a strong market position before we are able to enter the market. Additionally, products or technologies developed by our competitors may render our potential product candidates uneconomical or obsolete, and we may not be successful in marketing any product candidates we may develop against competitors.

In addition, we could face litigation or other proceedings with respect to the scope, ownership, validity and/or enforceability of our patents relating to our competitors' products and our competitors may allege that our products infringe, misappropriate, or otherwise violate their intellectual property. The availability of our competitors' products could limit the demand, and the price we are able to charge, for any products that we may develop and commercialize. See "Risks related to our intellectual property rights."

Even if we receive marketing approval for our product candidates in the United States, we may never receive regulatory approval to market our product candidates outside of the United States.

In order to market any product outside of the United States, we must establish and comply with the numerous and varying safety, efficacy, and other regulatory requirements of other countries. Approval procedures vary among countries and can involve additional product candidate testing and additional administrative review periods. The time required to obtain approvals in other countries might differ from that required to obtain FDA approval. The marketing approval processes in other countries may implicate all of the risks detailed above regarding FDA approval in the United States as well as other risks. In particular, in many countries outside of the United States, products must receive pricing and reimbursement approval before the product can be commercialized. Obtaining this approval can result in substantial delays in bringing products to market in such countries. Marketing approval in one country does not ensure marketing approval in another, but a failure or delay in obtaining marketing approval in one country may have a negative effect on the regulatory process in others. Failure to obtain marketing approval in other countries or any delay or other setback in obtaining such approval would impair our ability to market our product candidates in such foreign markets. Any such impairment would reduce the size of our potential market, which could have a material adverse impact on our business, results of operations, and prospects.

Risks related to regulatory approval and other legal compliance matters

The regulatory approval processes of the FDA and comparable foreign regulatory authorities are lengthy, time-consuming, and inherently unpredictable. If we are ultimately unable to obtain regulatory approval for our product candidates, we will be unable to generate product revenue and our business will be substantially harmed.

The time required to obtain approval by the FDA and comparable foreign regulatory authorities is unpredictable, typically takes many years following the commencement of clinical studies, and depends upon numerous factors, including the type, complexity, and novelty of the product candidates involved. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate's clinical development and may vary among jurisdictions, which may cause delays in the approval or the decision not to approve an application. Regulatory authorities have substantial discretion in the approval process and may refuse to accept any application or may decide that our data are insufficient for approval and require additional preclinical, clinical or other studies. Moreover, the FDA or other regulatory authorities may fail to approve companion diagnostics that we contemplate using with our therapeutic product candidates. We have not submitted for, or obtained regulatory approval for any product candidate, and it is possible that none of our existing product candidates or any product candidates we may seek to develop in the future will ever obtain regulatory approval.

Applications for our product candidates could fail to receive regulatory approval for many reasons, including but not limited to the following:

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the FDA or comparable foreign regulatory authorities may disagree with the design, implementation, or results of our clinical studies;

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the FDA or comparable foreign regulatory authorities may determine that our product candidates are not safe and effective, only moderately effective, or have undesirable or unintended side effects, toxicities, or other characteristics that preclude our obtaining marketing approval or prevent or limit commercial use;

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the population studied in the clinical program may not be sufficiently broad or representative to assure efficacy and safety in the full population for which we seek approval;

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the FDA or comparable foreign regulatory authorities may disagree with our interpretation of data from preclinical studies or clinical studies;

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the data collected from clinical studies of our product candidates may not be sufficient to support the submission of an NDA or other submission, or to obtain regulatory approval in the United States or elsewhere;

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we may be unable to demonstrate to the FDA or comparable foreign regulatory authorities that a product candidate's risk-benefit ratio for its proposed indication is acceptable;

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the FDA or comparable foreign regulatory authorities may find deficiencies with or fail to approve the manufacturing processes, test procedures and specifications, or facilities of third-party manufacturers with which we contract for clinical and commercial supplies; and

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the approval policies or regulations of the FDA or comparable foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval.

This lengthy approval process, as well as the unpredictability of the results of clinical studies, may result in our failing to obtain regulatory approval to market any of our product candidates, which would significantly harm our business, results of operations, and prospects.

We are subject to healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm, and diminished profits and future earnings.

Although we do not currently have any products on the market, once we begin commercializing our products, we may be subject to additional healthcare statutory and regulatory requirements and enforcement by the federal government and the states and foreign governments in which we conduct our business. Healthcare providers, physicians, and others will play a primary role in the recommendation and prescription of our product candidates, if approved. Our future arrangements with third-party payors will expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell, and distribute our product candidates, if we obtain marketing approval. Restrictions under applicable federal and state healthcare laws and regulations include the following:

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the federal Anti-Kickback Statute, or AKS, prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving, or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order, or recommendation of, any good or service, for which payment may be made under federal healthcare programs such as Medicare and Medicaid;

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the federal False Claims Act imposes criminal and civil penalties, including those from civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease, or conceal an obligation to pay money to the federal government;

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the federal Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act, imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program and also imposes obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security, and transmission of individually identifiable health information;

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the federal false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact, or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items, or services;

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the federal transparency requirements, sometimes referred to as the "Sunshine Act," under the Patient Protection and Affordable Care Act, or the ACA, require manufacturers of drugs, devices, biologics, and medical supplies that are reimbursable under Medicare, Medicaid, or the Children's Health Insurance Program to report to the Department of Health and Human Services information related to physician payments and other transfers of value and physician ownership and investment interests; and

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analogous state laws and regulations, such as state anti-kickback and false claims laws and transparency laws, may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers, and some state laws require pharmaceutical companies to comply with the pharmaceutical industry's voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government in addition to requiring drug manufacturers to report information related to payments to physicians and other healthcare providers or marketing expenditures and drug pricing.

Ensuring that our future business arrangements with third parties comply with applicable healthcare laws and regulations could be costly. It is possible that governmental authorities will conclude that our business practices do not comply with current or future statutes, regulations, or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations, including anticipated activities to be conducted by our sales team, were found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal, and administrative penalties, damages, fines, and exclusion from government funded healthcare programs, such as Medicare and Medicaid, any of which could substantially disrupt our operations. If any of the physicians or other providers or entities with whom we expect to do business is found not to be in compliance with applicable laws, they may be subject to criminal, civil, or administrative sanctions, including exclusions from government funded healthcare programs.

If any of our product candidates obtain regulatory approval, additional competitors could enter the market with generic versions of such drugs, which may result in a material decline in sales of affected products.

Under the Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Act, a pharmaceutical manufacturer may file an abbreviated new drug application, or ANDA, seeking approval of a generic copy of an approved, small-molecule innovator product. Under the Hatch-Waxman Act, a manufacturer may also submit an NDA, under Section 505(b)(2) of the Federal Food, Drug, and Cosmetic Act that references the FDA's prior approval of the small-molecule innovator product. A 505(b)(2) NDA product may be for a new or improved version of the original innovator product. The Hatch-Waxman Act also provides for certain periods of regulatory exclusivity, which preclude FDA approval (or in some circumstances, FDA filing and reviewing) of an ANDA or 505(b)(2) NDA. These include, subject to certain exceptions, the period during which an FDA-approved drug is subject to orphan drug exclusivity. For example, a drug that is granted regulatory approval may be eligible for five years of marketing exclusivity in the United States following regulatory approval if that drug is classified as a new chemical entity, or NCE. A drug can be classified as a NCE if the FDA has not previously approved any other drug containing the same active moiety. While we believe there is a likelihood that the FDA would grant NCE status to both

NYX-2925 and NYX-783 if both are granted regulatory approval, NYX-2925 and NYX-783 have the same structural formula but differ in spatial orientation, i.e., are separate stereoisomers of each other, and there can be no assurance that both will be granted NCE exclusivity.

In addition to the benefits of regulatory exclusivity, an innovator NDA holder may have patents claiming the active ingredient, product formulation or an approved use of the drug, which would be listed with the product in the FDA publication, "Approved Drug Products with Therapeutic Equivalence Evaluations," known as the "Orange Book." If there are patents listed in the Orange Book, a generic or 505(b)(2) applicant that seeks to market its product before expiration of the patents must include in the ANDA a "Paragraph IV certification," challenging the validity or enforceability of, or claiming non-infringement of, the listed patent or patents. Appropriate notice of the certification must be given to the innovator, too, and if within 45 days of receiving such notice the innovator sues to protect its patents, approval of the ANDA is stayed for 30 months, or as lengthened or shortened by the court.

Accordingly, if any of our product candidates are approved, competitors could file ANDAs for generic versions of our small-molecule drug products or 505(b)(2) NDAs that reference our small-molecule drug products, respectively. If there are patents listed for our small-molecule drug products in the Orange Book, those ANDAs and 505(b)(2) NDAs would be required to include a certification as to each listed patent indicating whether the ANDA applicant does or does not intend to challenge the patent. We cannot predict which, if any, patents in our current portfolio or patents we may obtain in the future will be eligible for listing in the Orange Book, how any generic competitor would address such patents, whether we would sue on any such patents, or the outcome of any such suit.

We may not be successful in securing or maintaining proprietary patent protection for products and technologies we develop or license. Moreover, if any of our owned or in-licensed patents that are listed in the Orange Book are successfully challenged by way of a Paragraph IV certification and subsequent litigation, the affected product could immediately face generic competition and its sales would likely decline rapidly and materially. See "Risks related to our intellectual property rights."

The FDA and other regulatory agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses. If we are found to have improperly promoted off-label uses, we may become subject to significant liability.

The FDA and other regulatory agencies strictly regulate the promotional claims that may be made about prescription products, such as NYX-2925, NYX-783, and NYX-458, if approved. In particular, a product may not be promoted for uses that are not approved by the FDA or such other regulatory agencies as reflected in the product's approved labeling. For example, if we receive marketing approval for NYX-2925 as a treatment for painful DPN, physicians may nevertheless prescribe NYX-2925 to their patients in a manner that is inconsistent with the approved label. If we are found to have promoted such off-label uses, we may become subject to significant liability. The federal government has levied large civil and criminal fines against companies for alleged improper promotion and has enjoined several companies from engaging in off-label promotion. The FDA has also requested that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed. If we cannot successfully manage the promotion of our product candidates, if approved, we could become subject to significant liability, which would materially adversely affect our business and financial condition.

Even if approved, reimbursement policies could limit our ability to sell our product candidates.

Market acceptance and sales of our product candidates will depend on reimbursement policies and may be affected by healthcare reform measures. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and establish reimbursement levels for those medications. Cost containment is a primary concern in the U.S. healthcare industry and elsewhere. Government authorities and these third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. We cannot be sure that reimbursement will be available for our product candidates and, if reimbursement is available, the level of such reimbursement. Reimbursement may impact the demand for, or the price of, our product candidates. If reimbursement is not available or is available only at limited levels, we may not be able to successfully commercialize our product candidates.

In some foreign countries, particularly in Canada and European countries, the pricing of prescription pharmaceuticals is subject to strict governmental control. In these countries, pricing negotiations with governmental authorities can take six to 12 months or longer after the receipt of regulatory approval and product launch. To obtain favorable reimbursement for the indications sought or pricing approval in some countries, we may be required to conduct a clinical study that compares the cost-effectiveness of our product candidates with other available therapies. If reimbursement for our product candidates is unavailable in any country in which we seek reimbursement, if it is limited in scope or amount, if it is conditioned upon our completion of additional clinical studies, or if pricing is set at unsatisfactory levels, our operating results could be materially adversely affected.

Recently enacted and future legislation may increase the difficulty and cost for us to obtain marketing approval of and commercialize our product candidates and affect the prices we may obtain.

In the United States and some foreign jurisdictions, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay regulatory approval of our product candidates, restrict or regulate post-approval activities, and affect our ability to profitably sell any product candidates for which we obtain marketing approval.

Among policy makers and payors in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality, and/or expanding access. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives. In March 2010, President Obama signed into law the Affordable Care Act, or ACA, a sweeping law intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for the healthcare and health insurance industries, impose new taxes and fees on the health industry, and impose additional health policy reforms.

Among the provisions of the ACA of importance to our product candidates are the following:

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an annual, nondeductible fee on any entity that manufactures or imports certain branded prescription drugs and biologic agents, apportioned among these entities according to their market share in certain government healthcare programs;

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a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted, or injected;

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an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program to 23.1% and 13.0% of the average manufacturer price for branded and generic drugs, respectively;

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expansion of healthcare fraud and abuse laws, including the False Claims Act and the AKS, which include, among other things, new government investigative powers and enhanced penalties for non-compliance;

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a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 70% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer's outpatient drugs to be covered under Medicare Part D;

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extension of manufacturers' Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations;

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expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to additional individuals, thereby potentially increasing manufacturers' Medicaid rebate liability;

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expansion of the entities eligible for discounts under the Public Health Service pharmaceutical pricing program;

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the requirements under the federal open payments program and its implementing regulations;

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a requirement to annually report drug samples that manufacturers and distributors provide to physicians; and

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a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research.

Since its enactment, some of the provisions of the ACA have yet to be fully implemented, while certain provisions have been subject to judicial, congressional, and executive challenges. As a result, there have been delays in the implementation of, and action taken to repeal or replace, certain aspects of the ACA. The U.S. Supreme Court has upheld certain key aspects of the legislation, including a tax-based shared responsibility payment imposed on certain individuals who fail to maintain qualifying health coverage for all or part of a year, which is commonly known as the requirement that all individuals maintain health insurance coverage or pay a penalty, referred to as the "individual mandate." However, as a result of tax reform legislation passed in late December 2017, the individual mandate has been eliminated effective January 1, 2019. According to the Congressional Budget Office, the repeal of the individual mandate will cause 13 million fewer Americans to be insured in 2027 and premiums in insurance markets may rise.

Since January 2017, President Trump has signed two Executive Orders designed to delay the implementation of certain provisions of the ACA or otherwise circumvent some of the requirements for health insurance mandated by the ACA. One Executive Order directs federal agencies with authorities and responsibilities under the ACA to waive, defer, grant exemptions from, or delay the implementation of any provision of the ACA that would impose a fiscal or regulatory burden on states, individuals, healthcare providers, health insurers, or manufacturers of pharmaceuticals or medical devices. The second Executive Order terminates the cost-sharing subsidies, or CSR, that reimburse insurers under the ACA. Several state Attorneys General filed suit to stop the administration from terminating the subsidies, but their request for a restraining order was denied by a federal judge in California on October 25, 2017. The loss of the CSR payments is expected to increase premiums on certain policies issued by qualified health plans under the ACA. In addition, the Centers for Medicare & Medicaid Services, or CMS, has recently proposed regulations that would give states greater flexibility in setting benchmarks for insurers in the individual and small group marketplaces, which may have the effect of relaxing the essential health benefits required under the ACA for plans sold through such marketplaces. Litigation and legislation over the ACA are likely to continue, with unpredictable and uncertain results. We continue to evaluate the effect that the ACA and its possible repeal and replacement has on our business.

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. These changes included aggregate reductions to Medicare payments to providers of 2% per fiscal year through 2027. In January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, further reduced Medicare payments to several providers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. We expect that the ACA, as well as other healthcare reform measures that may be adopted in the future, may result in additional reductions in Medicare and other healthcare funding, more rigorous coverage criteria, new payment methodologies and in additional downward pressure on the price that we receive for any approved product. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payers. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize our products.

Legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for approved products. In addition, there have been several recent Congressional inquiries and proposed bills designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the cost of drugs under Medicare and reform government program reimbursement methodologies for drugs. We cannot be sure whether additional legislative changes will be enacted, or whether the FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of our product candidates, if any, may be. In addition, increased scrutiny by the U.S. Congress of the FDA's approval process may significantly delay or prevent marketing approval, as well as subject us to more stringent labeling and post-marketing testing and other requirements.

It is likely that federal and state legislatures within the United States and foreign governments will continue to consider changes to existing health care legislation. We cannot predict the reform initiatives that may be adopted in the future or whether initiatives that have been adopted will be repealed or modified. The continuing efforts of the government, insurance companies, managed care organizations, and other health care payors of to contain or reduce costs of health care may adversely affect the demand for any product candidates for which we may obtain regulatory approval, our ability to set a price that we believe is fair for our products, our ability to obtain coverage and reimbursement approval for a product, our ability to generate revenue and achieve or maintain profitability; and the level of taxes that we are required to pay.

Our future growth may depend, in part, on our ability to commercialize our product candidates in foreign markets, where we would be subject to additional regulatory burdens and other risks and uncertainties.

Our future profitability may depend, in part, on our ability to commercialize our product candidates in foreign markets for which we may rely on collaboration with third parties. If we commercialize our product candidates in foreign markets, we would be subject to additional risks and uncertainties, including:

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our customers' ability to obtain reimbursement for our product candidates in foreign markets;

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our inability to directly control commercial activities because we are relying on third parties;

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the burden of complying with complex and changing foreign regulatory, tax, accounting, and legal requirements;

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different medical practices and customs in foreign countries affecting acceptance in the marketplace;

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import or export licensing requirements;

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longer accounts receivable collection times;

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longer lead times for shipping;

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language barriers for technical training;

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reduced protection of intellectual property rights in some foreign countries;

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the existence of additional potentially relevant third-party intellectual property rights;

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foreign currency exchange rate fluctuations; and

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the interpretation of contractual provisions governed by foreign laws in the event of a contract dispute.

Foreign sales of our product candidates could also be adversely affected by the imposition of governmental controls, political and economic instability, trade restrictions, and changes in tariffs.

Obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not mean that we will be successful in obtaining regulatory approval of our product candidates in other jurisdictions.

In order to market any product outside of the United States, however, we must establish and comply with the numerous and varying safety, efficacy, and other regulatory requirements of other countries. Obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not guarantee that we will be able to obtain or maintain regulatory approval in any other jurisdiction, but a failure or delay in obtaining regulatory approval in one jurisdiction may have a negative effect on the regulatory approval process in others. For example, even if the FDA or other comparable foreign regulatory authority grants marketing approval of a product candidate, comparable regulatory authorities in foreign jurisdictions must also approve the manufacturing, marketing, and promotion of the product candidate in those countries. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from those in the United States, including additional preclinical studies or clinical studies as clinical studies conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions. The marketing approval processes in other countries may implicate all of the risks detailed above regarding FDA approval in the United States, as well as other risks. In many jurisdictions outside the United States, a product candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that we intend to charge for our products is also subject to approval.

Obtaining foreign regulatory approvals and compliance with foreign regulatory requirements could result in significant delays, difficulties, and costs for us and could delay or prevent the introduction of our products in certain countries. Failure to obtain marketing approval in other countries or any delay or other setback in obtaining such approval would impair our ability to market our product candidates in such foreign markets. Any such impairment would reduce the size of our potential market, which could have a material adverse impact on our business, results of operations, and prospects.

Our employees, independent contractors, consultants, commercial partners, and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

We are exposed to the risk of fraud, misconduct, or other illegal activity by our employees, independent contractors, consultants, commercial partners, and vendors. Misconduct by these parties could include intentional, reckless, and negligent conduct that fails to: comply with the laws of the FDA and other comparable foreign regulatory authorities; provide true, complete and accurate information to the FDA and other comparable foreign regulatory authorities; comply with manufacturing standards we have established; comply with healthcare fraud and abuse laws in the United States and similar foreign fraudulent misconduct laws; or report financial information or data accurately or to disclose unauthorized activities to us. If we obtain FDA approval of any of our product candidates and begin commercializing those products in the United States, our potential exposure under such laws will increase significantly, and our costs associated with compliance with such laws are also likely to increase. In particular, sales, marketing, and other business arrangements in the healthcare industry are subject to extensive laws designed to prevent fraud, kickbacks, self-dealing, and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales and commission, certain customer incentive programs, and other business arrangements generally. Activities subject to these laws also involve the improper use of information obtained in the course of patient recruitment for clinical studies, which could result in regulatory sanctions and cause serious harm to our reputation. We have adopted a code of business conduct and ethics, but it is not always possible to identify and deter misconduct by employees and third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant fines or other sanctions.

If we or any contract manufacturers and suppliers we engage fail to comply with environmental, health, and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of our business.

We and any contract manufacturers and suppliers we engage are subject to numerous federal, state, and local environmental, health, and safety laws, regulations, and permitting requirements, including those governing laboratory procedures; the generation, handling, use, storage, treatment, and disposal of hazardous and regulated materials and wastes; the emission and discharge of hazardous materials into the ground, air, and water; and employee health and safety. Under certain environmental laws, we could be held responsible for costs relating to any contamination at our current or past facilities and at third-party facilities. We also could incur significant costs associated with civil or criminal fines and penalties.

We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act, or FCPA, and other worldwide anti-bribery laws.

We are subject to the FCPA, which prohibits companies and their intermediaries from making payments in violation of law to non-U.S. government officials for the purpose of obtaining or retaining business or securing any other improper advantage. We have an ongoing relationship with Sai Life Sciences Ltd., or Sai, a non-U.S. company, as a third-party supplier of custom chemical synthesis of the compounds used in our product candidates such as spiro-beta lactam. Our significant reliance on a foreign supplier demands a high degree of vigilance in preventing our employees and consultants from participation in corrupt activity, because this supplier could be deemed our agent, and we could be held responsible for its actions. The FCPA and similar anti-bribery laws to which we may be subject are complex and far-reaching in nature, and, as a result, we cannot assure you that we would not be required in the future to alter one or more of our practices to be in compliance with these laws or any changes in these laws or the interpretation thereof. Any violations of these laws, or allegations of such violations, could disrupt our operations, involve significant management distraction, and involve significant costs and expenses, including legal fees. We could also suffer severe penalties, including criminal and civil penalties, disgorgement, and other remedial measures.

Risks related to collaborations with third parties

We depend on our collaboration with Allergan and may depend on collaborations with third parties for the research, development, and commercialization of certain of the product candidates we may develop. If any such collaborations are not successful, we may not be able to realize the market potential of those product candidates.

In July 2015, we entered into a research collaboration agreement with Allergan, focused on the research and discovery of small molecules that modulate NMDArs. Under the research collaboration agreement, Allergan and we may exercise the right to pick certain product candidates from a pool of eligible compounds (which were selected based upon the results of a mutually agreed set of screening assays of molecules from our drug discovery platform) in alternating fashion. Allergan may also exercise its option to acquire three of its selected compounds and must pay an option exercise fee for each such compound. The collaboration involves a complex allocation of rights and provides for additional payments by Allergan upon Allergan's election to exercise its option rights. Once Allergan exercises its option right with respect to a particular compound, Allergan will exclusively own the intellectual property rights specific to such compound and we will not be permitted to develop or commercialize such compound. We cannot provide any assurance with respect to the success of the collaboration. See "Business—Research collaboration agreement with Allergan" for more detail.

We may seek third-party collaborators for the research, development, and commercialization of certain of the product candidates we plan to develop. Our likely collaborators for any other collaboration arrangements include large and mid-size pharmaceutical companies, biotechnology companies, or academic institutions. If we enter into any such arrangements with any third parties, we will likely have shared or limited control over the amount and timing of resources that our collaborators dedicate to the development or potential commercialization of any product candidates we may seek to develop with them. Our ability to generate revenue from these arrangements will depend on our collaborators' abilities to successfully perform the functions assigned to them in these arrangements. We cannot predict the success of any collaboration that we enter into.

Collaborations involving our research programs, or any product candidates we may develop, pose the following risks to us:

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collaborators generally have significant discretion in determining the efforts and resources that they will apply to these collaborations. For example, under our collaboration agreement with Allergan, Allergan funds a certain amount for costs associated with our medicinal chemistry, screening, and profiling efforts;

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collaborators may not properly obtain, maintain, enforce, or defend intellectual property or proprietary rights relating to our product candidates or research programs or may use our proprietary information in such a way as to expose us to potential litigation or other intellectual property related proceedings, including proceedings challenging the scope, ownership, validity, and enforceability of our intellectual property;

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collaborators may own or co-own intellectual property covering our product candidates or research programs that results from our collaboration with them, and in such cases, we may not have the exclusive right or any right to commercialize such intellectual property or such product candidates or research programs;

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we may need the cooperation of our collaborators to enforce or defend any intellectual property we contribute to or that arises out of our collaborations, which may not be provided to us;

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disputes may arise between the collaborators and us that result in the delay or termination of the research, development, or commercialization of our product candidates or research programs or that result in costly litigation or arbitration that diverts management attention and resources;

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collaborators may decide not to pursue development and commercialization of any product candidates we develop or may elect not to continue or renew development or commercialization programs based on clinical study results, changes in the collaborator's strategic focus or available funding, or external factors such as an acquisition that diverts resources or creates competing priorities;

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collaborators may delay clinical studies, provide insufficient funding for a clinical study program, stop a clinical study or abandon a product candidate, repeat or conduct new clinical studies, or require a new formulation of a product candidate for clinical testing;

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collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our product candidates or research programs if the collaborators believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than ours;

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collaborators with marketing and distribution rights to one or more product candidates may not commit sufficient resources to the marketing and distribution of such product candidates;

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we may lose certain valuable rights under circumstances identified in our collaborations, including if we undergo a change of control;

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collaborators may undergo a change of control and the new owners may decide to take the collaboration in a direction which is not in our best interest;

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collaborators may become bankrupt, which may significantly delay our research or development programs, or may cause us to lose access to valuable technology, know-how, or intellectual property of the collaborator relating to our products, product candidates, or research programs;

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key personnel at our collaborators may leave, which could negatively impact our ability to productively work with our collaborators;

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collaborations may require us to incur short and long-term expenditures, issue securities that dilute our stockholders, or disrupt our management and business;

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collaborations may be terminated and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable product candidates or our discovery platform; and

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collaboration agreements may not lead to development or commercialization of product candidates in the most efficient manner or at all. If a present or future collaborator of ours were to be involved in a business combination, the continued pursuit and emphasis on our development or commercialization program under such collaboration could be delayed, diminished, or terminated.

In addition, the terms and conditions of collaboration agreements, including our research collaboration with Allergan, involve complex legal, business and scientific issues, and certain provisions may be susceptible to multiple interpretations. As with any complex contractual arrangement, disputes may arise between us and our collaborators regarding the terms and conditions of these agreements, including with respect to the scope of rights granted to, or restrictions placed on, each party under these agreements. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights under the agreement, or increase what we believe to be our obligations under the relevant agreement, either of which could materially harm our business, financial condition, results of operations, and prospects.

Moreover, we may face significant competition in seeking appropriate collaborations. Recent business combinations among biotechnology and pharmaceutical companies have resulted in a reduced number of potential collaborators. In addition, the negotiation process is time-consuming and complex, and we may not be able to negotiate collaborations on a timely basis, on acceptable terms, or at all. If we are unable to do so, we may have to curtail the development of the product candidate for which we are seeking to collaborate, reduce or delay its development program or one or more of our other development programs, delay its potential commercialization or reduce the scope of any sales or marketing activities, or increase our expenditures and undertake development or commercialization activities at our own expense. If we elect to increase our expenditures to fund development or commercialization activities on our own, we may need to obtain additional capital, which may not be available to us on acceptable terms or at all. If we do not have sufficient funds, we may not be able to further develop product candidates or bring them to market and generate product revenue.

If we enter into collaborations to develop and potentially commercialize any product candidates, we may not be able to realize the benefit of such transactions if we or our collaborator elects not to exercise the rights granted under the agreement or if we or our collaborator are unable to successfully integrate a product candidate into existing operations and company culture. In addition, if our agreement with any of our collaborators terminates, our access to technology and intellectual property licensed to us by that collaborator may be restricted or terminate entirely, which may delay our continued development of our product candidates utilizing the collaborator's technology or intellectual property or require us to stop development of those product candidates completely. We may also find it more difficult to find a suitable replacement collaborator or attract new collaborators, and our development programs may be delayed or the perception of us in the business and financial communities could be adversely affected. Many of the risks relating to product development, regulatory approval, and commercialization described in this "Risk factors" section also apply to the activities of our collaborators and any negative impact on our collaborators may adversely affect us.

Our drug development programs and the potential commercialization of our product candidates will require substantial additional cash to fund expenses. For some of our product candidates, we may decide to collaborate with pharmaceutical and biotechnology companies for the development and potential commercialization of those product candidates.

Whether we reach a definitive agreement for a collaboration will depend, among other things, upon our assessment of the collaborator's resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator's evaluation of a number of factors. Those factors may include the design or results of clinical studies, the likelihood of approval by the FDA or similar regulatory authorities outside the United States, the potential market for the subject product candidate, the costs and complexities of manufacturing and delivering such product candidate to patients, the potential of competing products, the existence of uncertainty with respect to our ownership of technology, which can exist if there is a challenge to such ownership without regard to the merits of the challenge, and industry and market conditions generally. The collaborator may also consider alternative product candidates or technologies for similar indications that may be available to collaborate on and whether such a collaboration could be more attractive than the one with us for our product candidate. The terms of any collaborations or other arrangements that we may establish may not be favorable to us.

In addition, any future collaborations that we enter into may not be successful. The success of our collaboration arrangements will depend heavily on the efforts and activities of our collaborators. Collaborators generally have significant discretion in determining the efforts and resources that they will apply to these collaborations. Disagreements between parties to a collaboration arrangement regarding clinical development and commercialization matters can lead to delays in the development process or commercializing the applicable product candidate and, in some cases, termination of the collaboration arrangement. These disagreements can be difficult to resolve if neither of the parties has final decision-making authority. Collaborations with pharmaceutical or biotechnology companies and other third parties often are terminated or allowed to expire by the other party. Any such termination or expiration would adversely affect us financially and could harm our business reputation.

Exclusivity and other governance provisions within our agreements with Allergan may prevent us from pursuing alternative product candidates and exercising complete control over our product candidates' development.

Pursuant to our research collaboration agreement with Allergan, during the research term defined therein, we cannot, directly or indirectly, whether alone, or with a third party, engage in any activities to identify, generate, discover, or develop small-molecule compounds that modulate NMDArs, including any collaboration compounds, except as set forth in the agreement. In addition, during the exclusivity period defined in the research collaboration agreement, we may not alone, or with a third party, directly or indirectly engage in (a) the research or preclinical development of any compound or any product for the purpose of the treatment, prevention or diagnosis of any disorders or conditions in a specified field, which is defined as any therapeutic, prophylactic, or diagnostic use for certain delineated psychiatric or neurocognitive disorders or conditions, and which we refer to as Allergan's Field, (b) the clinical development of any compound or any product for the treatment, prevention or diagnosis of any disorders and conditions in Allergan's Field, or the manufacture of such compound or product for such purpose, or (c) the commercialization of any compound or any product labelled, or approved or licensed by any regulatory authority, for the treatment, prevention, or diagnosis of any disorders or conditions in Allergan's Field, or the manufacture of such compound or product. We are bound by a similar set of restrictions on our research, development, and commercialization activities with respect to compounds and products in Allergan's Field under an asset contribution agreement that we entered into with Allergan in connection with Allergan's acquisition of Naurex. Except with respect to the compounds for which Allergan exercises its option under the Allergan Collaboration Agreement, Allergan is not precluded under the Allergan Collaboration Agreement or the asset contribution agreement from competing with us outside of Allergan's Field.

Further, our collaboration with Allergan is supervised by a joint steering committee, or JSC. Subject to limitations specified in the agreement, if the JSC is unable to make a decision by consensus and the parties are unable to resolve the issue after referring the matter to designated executive officers of the parties, then such disputed matter shall remain deadlocked until mutual agreement, provided that each party will have the right to make the final decision with respect to any matter concerning its respective selected compounds. These exclusivity and governance provisions may inhibit our development efforts and may materially harm our business, financial condition, results of operations, and prospects.

Risks related to our reliance on third parties

We rely, and expect that we will continue to rely, on third parties to conduct any clinical studies for our product candidates. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize our product candidates and our business could be substantially harmed.

We do not have the ability to independently conduct clinical studies. We rely on medical institutions, clinical investigators, contract laboratories, and other third parties, such as CROs, to conduct clinical studies on our product candidates. For example, we have entered into a sponsored research agreement with Northwestern University, or Northwestern, through which Northwestern furnishes the laboratory facilities and equipment necessary to conduct certain research projects and related clinical studies. We enter into agreements with third-party CROs to provide monitors for and to manage data for our ongoing clinical studies. We rely heavily on these parties for execution of clinical studies for our product candidates and control only certain aspects of their activities. As a result, we have less direct control over the conduct, timing, and completion of these clinical studies and the management of data developed through clinical studies than would be the case if we were relying entirely upon our own staff. Communicating with outside parties can also be challenging, potentially leading to mistakes as well as difficulties in coordinating activities. Outside parties may:

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have staffing difficulties;

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fail to comply with contractual obligations;

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experience regulatory compliance issues;

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undergo changes in priorities or become financially distressed; or

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form relationships with other entities, some of which may be our competitors.

These factors may materially adversely affect the willingness or ability of third parties to conduct our clinical studies and may subject us to unexpected cost increases that are beyond our control. Nevertheless, we are responsible for ensuring that each of our clinical studies is conducted in accordance with the applicable protocol, legal, regulatory, and scientific requirements and standards, and our reliance on CROs does not relieve us of our regulatory responsibilities. We and our CROs are required to comply with regulations and guidelines, including Good Clinical Practices, or GCPs, for conducting, monitoring, recording, and reporting the results of clinical studies to ensure that the data and results are scientifically credible and accurate, and that the study patients are adequately informed of the potential risks of participating in clinical studies. These regulations are enforced by the FDA, the Competent Authorities of the Member States of the European Economic Area and comparable foreign regulatory authorities for any products in clinical development. The FDA enforces GCP regulations through periodic inspections of clinical study sponsors, principal investigators and study sites. If we or our CROs fail to comply with applicable GCPs, the clinical data generated in our clinical studies may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require us to perform additional clinical studies before approving our marketing applications. We cannot assure you that, upon inspection, the FDA will determine that any of our clinical studies comply with GCPs. In addition, our clinical studies must be conducted with product candidates produced under cGMP regulations and will require a large number of test patients. Our failure or the failure of our CROs to comply with these regulations may require us to repeat clinical studies, which would delay the regulatory approval process and could also subject us to enforcement action up to and including civil and criminal penalties.

Although we do design our clinical studies for our product candidates, CROs conduct all of the clinical studies. As a result, many important aspects of our drug development programs are outside of our direct control. In addition, the CROs may not perform all of their obligations under arrangements with us or in compliance with regulatory requirements, but we remain responsible and are subject to enforcement action that may include civil penalties and criminal prosecution for any violations of FDA laws and regulations during the conduct of our clinical studies. If the CROs do not perform clinical studies in a satisfactory manner, breach their obligations to us, or fail to comply with regulatory requirements, the development and commercialization of our product candidates may be delayed or our development program materially and irreversibly harmed. We cannot control the amount and timing of resources these CROs devote to our program or our clinical products. If we are unable to rely on clinical data collected by our CROs, we could be required to repeat, extend the duration of, or increase the size of our clinical studies and this could significantly delay commercialization and require significantly greater expenditures.

If any of our relationships with these third-party CROs terminate, we may not be able to enter into arrangements with alternative CROs. For example, the sponsored research agreement with Northwestern may be terminated by either party upon 60 days' written notice to the other party. If CROs do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced, or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols, regulatory requirements or for other reasons, any clinical studies such CROs are associated with may be extended, delayed, or terminated, and we may not be able to obtain regulatory approval for or successfully commercialize our product candidates. As a result, we believe that our financial results and the commercial prospects for our product candidates in the subject indication would be harmed, our costs could increase and our ability to generate revenue could be delayed.

The manufacture of our product candidates, particularly those that utilize our discovery platform, is complex and we may encounter difficulties in production. If we or any of our third-party manufacturers encounter such difficulties, or fail to meet rigorously enforced regulatory standards, our ability to provide supply of our product candidates for clinical studies or our products for patients, if approved, could be delayed or stopped, or we may be unable to maintain a commercially viable cost structure.

The processes involved in manufacturing our drug product candidates, particularly those that utilize our discovery platform, are complex, expensive, highly-regulated, and subject to multiple risks. Further, as product candidates are developed through preclinical studies to late-stage clinical studies towards approval and commercialization, it is common that various aspects of the development program, such as manufacturing methods, are altered along the way in an effort to optimize processes and results. Such changes carry the risk that they will not achieve these intended objectives, and any of these changes could cause our product candidates to perform differently and affect the results of planned clinical studies or other future clinical studies.

In addition, the manufacturing process for any products that we may develop is subject to FDA and other comparable foreign regulatory authority approval processes and continuous oversight, and we will need to contract with manufacturers who can meet all applicable FDA and foreign regulatory authority requirements, including, for example, complying with cGMPs, on an ongoing basis. If we or our third-party manufacturers are unable to reliably produce products to specifications acceptable to the FDA or other regulatory authorities, we may not obtain or maintain the approvals we need to commercialize such products. Even if we obtain regulatory approval for any of our product candidates, there is no assurance that either we or our contract manufacturers will be able to manufacture the approved product to specifications acceptable to the FDA or other regulatory authorities, to produce it in sufficient quantities to meet the requirements for the potential launch of the product, or to meet potential future demand. Any of these challenges could delay completion of clinical studies, require bridging clinical studies or the repetition of one or more clinical studies, increase clinical study costs, delay approval of our product candidate, impair commercialization efforts, increase our cost of goods, and have an adverse effect on our business, financial condition, results of operations, and growth prospects.

We rely completely on third-party suppliers to manufacture our clinical drug supplies for our product candidates, and we intend to rely on third parties to produce preclinical, clinical, and commercial supplies of any future product candidates.

We do not currently have, nor do we plan to acquire, the infrastructure or capability to internally manufacture our clinical drug supply of our product candidates, or any future product candidates, for use in the conduct of our preclinical studies and clinical studies, and we lack the internal resources and the capability to manufacture any product candidates on a clinical or commercial scale. The facilities used by our contract manufacturers to manufacture the active pharmaceutical ingredient and final drug product must complete a pre-approval inspection by the FDA and other comparable foreign regulatory agencies to assess compliance with applicable requirements, including cGMPs, after we submit our NDA or relevant foreign regulatory submission to the applicable regulatory agency.

We do not control the manufacturing process of, and are completely dependent on, our contract manufacturers to comply with cGMPs for manufacture of both active drug substances and finished drug products. If our contract manufacturers cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA or applicable foreign regulatory agencies, they will not be able to secure and/or maintain regulatory approval for their manufacturing facilities. In addition, we have no direct control over our contract manufacturers' ability to maintain adequate quality control, quality assurance, and qualified personnel. Furthermore, all of our contract manufacturers are engaged with other companies to supply and/or manufacture materials or products for such companies, which exposes our manufacturers to regulatory risks for the production of such materials and products. For example, our product candidates are spiro-beta lactams which may require our manufacturers to manufacture them in specifically isolated facilities. If our contract manufacturers cannot successfully manufacture material, such as spiro-beta lactams, that conforms to our specifications and the strict regulatory requirements of the FDA or applicable foreign regulatory agencies, they will not be able to secure and/or maintain regulatory approval for their manufacturing facilities. As a result, failure to satisfy the regulatory requirements for the production of those materials and products may affect the regulatory clearance of our contract manufacturers' facilities generally. If the FDA or an applicable foreign regulatory agency determines now or in the future that these facilities for the manufacture of our product candidates are noncompliant, we may need to find alternative manufacturing facilities, which would adversely impact our ability to develop, obtain regulatory approval for or market our product candidates. Our reliance on contract manufacturers also exposes us to the possibility that they, or third parties with access to their facilities, will have access to and may appropriate our trade secrets or other proprietary information.

We do not have long-term supply agreements in place with our contractors, and each batch of our product candidates is individually contracted under a quality and supply agreement. If we engage new contractors, such contractors must complete an inspection by the FDA and other applicable foreign regulatory agencies. We plan to continue to rely upon contract manufacturers and, potentially, collaboration partners to manufacture commercial quantities of our product candidates, if approved. Our current scale of manufacturing is adequate to support all of our needs for preclinical studies and clinical study supplies.

We are dependent on single-source suppliers for some of the components and materials used in, and the processes required to develop, our product candidates.

We currently depend on single-source suppliers for our active ingredients used in, and processes required to develop, our product candidates. In particular, we rely on Sai to produce custom chemical synthesis of the compounds used in our product candidates such as spiro-beta lactam. We cannot ensure that our suppliers will remain in business, have sufficient capacity or supply to meet our needs, or that they will not be purchased by one of our competitors or another company that is not interested in continuing to work with us. Our use of single-source suppliers of raw materials, components, key processes, and finished goods exposes us to several risks, including disruptions in supply, price increases, or late deliveries. There are, in general, relatively few alternative sources of supply for substitute components. In particular, given our use of the compound spiro-beta lactam, Sai will need to comply with certain regulatory and contractual requirements which significantly limit our ability to find alternative sources of supply. There are a limited number of suppliers that have the requisite facilities that comply with the required regulatory standards, which may lead to a supply gap in the unexpected event that Sai is unable to provide our products. These new vendors may be unable or unwilling to meet our future demands for our clinical studies or commercial sale. Any disruption in supply from Sai or any other single-source supplier or service provider could lead to supply delays or interruptions which would damage our business, financial condition, results of operations, and prospects. If we have to switch to a replacement supplier, the manufacture and delivery of our compounds could be interrupted for an extended period, adversely affecting our business.

Establishing additional or replacement suppliers for the components or processes used in our product candidates, if required, may not be accomplished quickly. If we are able to find a replacement supplier, the replacement supplier would need to be qualified and may require additional regulatory authority approval, which could result in further delay. For example, the FDA could require additional supplemental data and clinical study data if we rely upon a new supplier for the compounds used in our product candidates. While we seek to maintain adequate inventory of the single-source components and materials used in our products, any interruption or delay in the supply of components or materials, or our inability to obtain components or materials from alternate sources at acceptable prices in a timely manner, could impair our ability to meet the demand of our customers and cause them to cancel orders.

In addition, as part of the FDA's approval of our product candidates, submission of manufacturing information and a satisfactory completion of an FDA pre-approval inspection of the manufacturing facility or facilities where our product candidates are produced is required to assess compliance with cGMPs and assure that the facilities, methods, and controls are adequate to preserve the product candidates' identity, strength, quality, and purity. Such inspections may include inspection of the manufacturers of the individual components of our process, which include the manufacturing processes and facilities of our single-source suppliers. Our current single-source suppliers have not undergone this process nor have they had any components included in any product approved by the FDA.

Our reliance on single-source suppliers subjects us to a number of risks that could harm our reputation, business, and financial condition, including, among other things:

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delays to the development timelines for our product candidates;

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interruption of supply resulting from modifications to or discontinuation of a supplier's operations;

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delays in product shipments resulting from uncorrected defects, reliability issues, or a supplier's variation in a component;

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a lack of long-term supply arrangements for key components with our suppliers;

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inability to obtain adequate supply in a timely manner, or to obtain adequate supply on commercially reasonable terms;

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difficulty and cost associated with locating and qualifying alternative suppliers for our components in a timely manner;

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production delays related to the evaluation and testing of products from alternative suppliers, and corresponding regulatory qualifications;

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delay in delivery due to our suppliers prioritizing other customer orders over ours;

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damage to our reputation caused by defective components produced by our suppliers;

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increased cost of our warranty program due to product repair or replacement based upon defects in components produced by our suppliers; and

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fluctuation in delivery by our suppliers due to changes in demand from us or their other customers.

If any of these risks materialize, costs could significantly increase and our ability to meet demand for our products could be impacted.

Risks related to our intellectual property rights

If we are unable to adequately protect our proprietary technology, or obtain and maintain issued patents that are sufficient to protect our product candidates, others could compete against us more directly by developing and commercializing products similar or identical to ours, which would have a material adverse impact on our business, results of operations, financial condition, and prospects.

Our success will depend significantly on our ability to obtain and maintain patent and other proprietary protection in the United States and other countries for commercially important technology, inventions, and know-how related to our business, defend and enforce our patents, should they issue, preserve the confidentiality of our trade secrets, and operate without infringing the valid and enforceable patents and proprietary rights of third parties. We strive to protect and enhance the proprietary technologies that we believe are important to our business, including seeking patents intended to cover our products and compositions, their methods of use, and any other inventions that are important to the development of our business. Our owned patents and patent applications relate to NYX-2925, NYX-783, NYX-458, and other NMDAr modulators. We also rely on trade secrets to protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection.

We currently have no issued patents covering our clinical-stage product candidate NYX-458. We cannot provide any assurances that any of our pending patent applications will mature into issued patents in any particular jurisdiction and, if they do, that such patents will include claims with a scope sufficient to protect our product candidates or otherwise provide any competitive advantage. The patent application and approval process is expensive, complex, and time-consuming. We may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output in time to obtain patent protection. If we are unable to obtain or maintain patent protection with respect to any of our proprietary products and technology we develop, our business, financial condition, results of operations, and prospects could be materially harmed.

The patent positions of biotechnology and pharmaceutical companies, including our patent position, involve complex legal and factual questions, which in recent years have been the subject of much litigation, and, therefore, the issuance, scope, validity, enforceability, and commercial value of any patent claims that we may obtain cannot be predicted with certainty. No consistent policy regarding the breadth of claims allowed in biotechnology and pharmaceutical patents has emerged to date in the United States or in many foreign jurisdictions. Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of our patents or narrow the scope of our patent protection. The laws of some foreign countries do not protect our proprietary rights to the same extent as the laws of the United States, and we may encounter significant problems in protecting our proprietary rights in these countries.

Patent applications are generally maintained in confidence until publication. In the United States, for example, patent applications are typically maintained in secrecy for up to 18 months after their filing. Similarly, publication of discoveries in scientific or patent literature often lags behind actual discoveries. Consequently, we cannot be certain that we were the first to file patent applications on our product candidates. There is also no assurance that all of the potentially relevant prior art relating to our patents and patent applications has been found, which could be used by a third party to challenge the validity of our patents, should they issue, or prevent a patent from issuing from a pending patent application. Any of the foregoing could harm our competitive position, business, financial condition, results of operations, and prospects.

Moreover, our patents, if issued, may be challenged, deemed unenforceable, invalidated, or circumvented in the United States and abroad. U.S. patents and patent applications may also be subject to interference, derivation, ex parte reexamination, post-grant review, or inter partes review proceedings, supplemental examination and challenges in district court. Patents may also be subjected to opposition, post-grant review, or comparable proceedings lodged in various foreign, both national and regional, patent offices or courts. An adverse determination in any such proceeding could result in either loss of the patent or denial of the patent application, or loss or reduction in the scope of one or more of the claims of the patent or patent application, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our technology and products. In addition, such proceedings may be costly. Thus, any patents, should they issue, that we may own or exclusively license may not provide any protection against competitors. Furthermore, an adverse decision in an interference proceeding can result in a third party receiving the patent right sought by us, which in turn could affect our ability to develop, market, or otherwise commercialize our product candidates.

Furthermore, though a patent, if it were to issue, is presumed valid and enforceable, its issuance is not conclusive as to its validity or its enforceability and it may not provide us with adequate proprietary protection or competitive advantages against competitors with similar products. Even if a patent issues and is held to be valid and enforceable, competitors may be able to design around or circumvent our patents, such as using pre-existing or newly developed technology or products in a non-infringing manner. Other parties may develop and obtain patent protection for more effective technologies, designs, or methods. If these developments were to occur, they could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Our ability to enforce our patent rights depends on our ability to detect infringement. It is difficult to detect infringers who do not advertise the components that are used in their products. Moreover, it may be difficult or impossible to obtain evidence of infringement in a competitor's or potential competitor's product. Any litigation to enforce or defend our patent rights, even if we were to prevail, could be costly and time-consuming and would divert the attention of our management and key personnel from our business operations. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded if we were to prevail may not be commercially meaningful.

In addition, proceedings to enforce or defend our patents, if and when issued, could put our patents at risk of being invalidated, held unenforceable, or interpreted narrowly. Such proceedings could also provoke third parties to assert claims against us, including that some or all of the claims in one or more of our patents are invalid or otherwise unenforceable. If any of our patents, if and when issued, covering our product candidates are invalidated or found unenforceable, our financial position and results of operations would be materially and adversely impacted. In addition, if a court found that valid, enforceable patents held by third parties covered our product candidates, our financial position and results of operations would also be materially and adversely impacted.

We will incur significant ongoing expenses in maintaining our patent portfolio. Should we lack the funds to maintain our patent portfolio or to enforce our rights against infringers, we could be adversely impacted.

The degree of future protection for our proprietary rights is uncertain, and we cannot ensure that:

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any of our pending patent applications, if issued, will include claims having a scope sufficient to protect our product candidates or any other products or product candidates;

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any of our pending patent applications will issue as patents at all;

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we will be able to successfully commercialize our product candidates, if approved, before our relevant patents expire;

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we were the first to make the inventions covered by each of our patents and pending patent applications;

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we were the first to file patent applications for these inventions;

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others will not develop similar or alternative technologies that do not infringe our patents;

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others will not use pre-existing technology to effectively compete against us;

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any of our patents, if issued, will be found to ultimately be valid and enforceable;

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any patents issued to us will provide a basis for an exclusive market for our commercially viable products, will provide us with any competitive advantages or will not be challenged by third parties;

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we will develop additional proprietary technologies or product candidates that are separately patentable; or

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that our commercial activities or products will not infringe upon the patents or proprietary rights of others.

Moreover, some of our future owned and licensed patents may be co-owned with third parties. If we are unable to obtain an exclusive license to any such third-party co-owner's interest in such patents or patent applications, such co-owners may be able to license their rights to other third parties, including our competitors, and our competitors could market competing products and technology. In addition, we may need the cooperation of any such co-owners of our patents in order to enforce such patents against third parties, and such cooperation may not be provided to us.

If we breach any of the agreements under which we license rights, we could lose license rights that are important to our business. For example, in connection with Allergan's acquisition of Naurex, we entered into a license agreement with Allergan, pursuant to which, among other things, Allergan granted us a non-exclusive license to certain intellectual property rights retained by Allergan in connection with such acquisition. In addition, we are party to a sublicense agreement with Allergan, pursuant to which Allergan granted us a sublicense for certain intellectual property rights that Allergan licenses from Northwestern. We may also need to obtain additional licenses to advance the development and commercialization of other product candidates we may develop. Our existing sublicense agreement with Northwestern imposes, and we expect that future license agreements will impose upon us various development and commercial diligence obligations, payment of milestones and/or royalties and other obligations. If we fail to comply with our obligations under certain of these agreements, we may be liable for damages, and the licensor may have the right to terminate the license, in which event we would not be able to develop, market, or otherwise commercialize products covered by the license. Our business could suffer, for example, if any current or future licenses terminate, if the licensors fail to abide by the terms of the license, if the licensed patents or other rights are found to be invalid or unenforceable, or if we are unable to enter into necessary licenses on acceptable terms.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position may be harmed.

We also rely on trade secrets to protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection. Additionally, we rely on unpatented know-how, continuing technological innovation to develop, strengthen, and maintain the proprietary and competitive position of our product candidates, which we seek to protect, in part, by confidentiality agreements with our employees and our collaborators and consultants. However, trade secrets are difficult to protect. For example, we may be required to share our trade secrets with third-party licensees, collaborators, consultants, contractors, or other advisors and we have limited control over the protection of trade secrets used by such third parties. Although we use reasonable efforts to protect our trade secrets, including by entering into confidentiality agreements, our employees, consultants, contractors, outside scientific collaborators, and other advisors may unintentionally or willfully disclose our trade secrets and proprietary information to competitors and we may not have adequate remedies for any such disclosure. Enforcing a claim that a third party illegally obtained and used, disclosed, or misappropriated any of our trade secrets is difficult, expensive, and time-consuming, and the outcome is unpredictable. Furthermore, we may not obtain these agreements in all circumstances, and the employees and consultants who are parties to these agreements may breach or violate the terms of these agreements, thus we may not have adequate remedies for any such breach or violation, and we could lose our trade secrets through such breaches or violations. In addition, trade secret laws in the United States vary, and some U.S. courts as well as courts outside the United States are sometimes less willing or unwilling to protect trade secrets. Moreover, it is possible that technology relevant to our business will be independently developed by a person that is not a party to such an agreement. Further, our trade secrets could otherwise become known or be independently discovered by our competitors or other third parties. We may not be able to prevent the unauthorized disclosure or use of our technical knowledge or trade secrets by consultants, vendors, former employees, and current employees. If our trade secrets or confidential or proprietary information is divulged to or acquired by third parties, including our competitors, our competitive position in the marketplace, business, financial condition, results of operations, and prospects may be materially adversely affected.

We may be sued for infringing the intellectual property rights of others, which may be costly and time-consuming and may prevent or delay our product development efforts and stop us from commercializing or increase the costs of commercializing our product candidates, if approved.

Our success will depend in part on our ability to operate without infringing, misappropriating, or otherwise violating the intellectual property and proprietary rights of third parties. We cannot assure you that our business, products, and methods do not or will not infringe the patents or other intellectual property rights of third parties. We may in the future become party to, or threatened with, adversarial proceedings or litigation regarding intellectual property rights with respect to our product candidates and technologies we use in our business.

The pharmaceutical industry is characterized by extensive litigation regarding patents and other intellectual property rights. Other parties may allege that our product candidates or the use of our technologies infringes or otherwise violates patent claims or other intellectual property rights held by them or that we are employing their proprietary technology without authorization. As we continue to develop and, if approved, commercialize our current product candidates and future product candidates, competitors may claim that our technology infringes their intellectual property rights as part of business strategies designed to impede our successful commercialization. There may be third-party patents or patent applications with claims to compositions, materials, formulations, methods of manufacture or methods for treatment related to the use or manufacture of our product candidates. Because patent applications can take many years to issue and may be confidential for 18 months or more after filing, and because patent claims can be revised before issuance, third parties may have currently pending patent applications which may later result in issued patents that our product candidates may infringe, or which such third parties claim are infringed by our technologies. If a patent holder believes one or more of our product candidates infringes its patent rights, the patent holder may sue us even if we have received patent protection for our technology. Moreover, we may face patent infringement claims from non-practicing entities that have no relevant drug revenue and against whom our own patent portfolio may thus have no deterrent effect.

The outcome of intellectual property litigation is subject to uncertainties that cannot be adequately quantified in advance. The coverage of patents is subject to interpretation by the courts, and the interpretation is not always uniform. If we are sued for patent infringement, we would need to demonstrate that our product candidates, products or methods either do not infringe the patent claims of the relevant patent or that the patent claims are invalid or unenforceable, and we may not be able to do this. Even if we are successful in these proceedings, we may incur substantial costs and the time and attention of our management and scientific personnel could be diverted in pursuing these proceedings, which could have a material adverse effect on our business and operating results. In addition, we may not have sufficient resources to bring these actions to a successful conclusion.

Patent and other types of intellectual property litigation can involve complex factual and legal questions, and their outcome is uncertain. If we are found to infringe a third party's intellectual property rights, we could be required to obtain a license from such third party to continue developing and marketing our product candidates and technology. However, we may not be able to obtain any required license on commercially reasonable terms or at all. Even if we were to obtain a license, it could be granted on non-exclusive terms, thereby providing our competitors and other third parties access to the same technologies licensed to us. In addition, if any such claim were successfully asserted against us and we could not obtain such a license, we may be forced to stop or delay developing, manufacturing, selling or otherwise commercializing our product candidates. Any claim relating to intellectual property infringement that is successfully asserted against us may require us to pay substantial damages, including treble damages and attorney's fees if we are found to be willfully infringing another party's patents, for past use of the asserted intellectual property and royalties and other consideration going forward if we are forced to take a license.

Even if we are successful in these proceedings, we may incur substantial costs and divert management time and attention in pursuing these proceedings, which could have a material adverse effect on us. There could also be public announcements of the results of the hearing, motions, or other interim proceedings or developments and if securities analysts or investors perceive those results to be negative, it could cause the price of shares of our common stock to decline. If we are unable to avoid infringing the patent rights of others, we may be required to seek a license, defend an infringement action, or challenge the validity of the patents in court, or redesign our products. Patent litigation is costly and time-consuming. We may not have sufficient resources to bring these actions to a successful conclusion. In addition, intellectual property litigation or claims could force us to do one or more of the following:

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cease developing, selling or otherwise commercializing our product candidates;

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pay substantial damages for past use of the asserted intellectual property;

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obtain a license from the holder of the asserted intellectual property, which license may not be available on reasonable terms, if at all; and

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in the case of trademark claims, redesign, or rename, some or all of our product candidates to avoid infringing the intellectual property rights of third parties, which may not be possible and, even if possible, could be costly and time-consuming.

Any of these risks coming to fruition could have a material adverse effect on our business, results of operations, financial condition, and prospects.

We may be subject to claims challenging the inventorship or ownership of our patents and other intellectual property.

We enter into confidentiality and intellectual property assignment agreements with our employees, consultants, outside scientific collaborators, sponsored researchers, and other advisors. These agreements generally provide that inventions conceived by the party in the course of rendering services to us will be our exclusive property. However, these agreements may not be honored and may not effectively assign intellectual property rights to us. The assignment of intellectual property rights under these agreements may not be automatic upon the creation of the intellectual property or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. For example, even if we have a consulting agreement in place with an academic advisor pursuant to which such academic advisor is required to assign any inventions developed in connection with providing services to us, such academic advisor may not have the right to assign such inventions to us, as it may conflict with his or her obligations to assign all such intellectual property to his or her employing institution.

Litigation may be necessary to defend against these and other claims challenging inventorship or ownership. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment, and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees, and various other government fees on our owned and in-licensed patents and patent applications are or will be due to be paid to the U.S. Patent and Trademark Office, or USPTO, in several stages and various government patent agencies outside of the United States over the lifetime of such patents and patent applications and any patent rights we may own or license in the future. We have systems in place to remind us to pay these fees, and we employ outside firms to remind us or our licensors to pay annuity fees due to foreign patent agencies on our foreign patents and pending foreign patent applications. The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment, and other similar provisions over the lifetime of our owned patents and applications. In some cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. However, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, competitors or other third parties might be able to enter the market earlier than would otherwise have been the case and this circumstance could have a material adverse effect on our business, financial condition, results of operations, and prospects.

We may be involved in lawsuits or other proceedings to protect or enforce our intellectual property, which could be expensive, time-consuming, and unsuccessful.

Even if our patent applications are issued, competitors and other third parties may infringe, misappropriate, or otherwise violate our patents and other intellectual property rights. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time-consuming and divert the attention of our management and key personnel from our business operations. Furthermore, many of our adversaries in these proceedings may have the ability to dedicate substantially greater resources to prosecuting these legal actions than we can. Our ability to enforce our patent rights also depends on our ability to detect infringement. It is difficult to detect infringers who do not advertise the components that are used in their products. Moreover, it may be difficult or impossible to obtain evidence of infringement in a competitor's or potential competitor's product.

In an infringement proceeding, a court may disagree with our allegations and refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question, or may decide that a patent of ours is invalid, unenforceable or not infringed. An adverse result in any litigation, defense or post-grant proceedings could result in one or more of our patents being invalidated or interpreted narrowly and could put our patent applications at risk of not issuing. If any of our patents, if and when issued, covering our product candidates are invalidated or found unenforceable, our financial position and results of operations would be materially and adversely impacted. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded if we were to prevail may not be commercially meaningful.

Interference proceedings provoked by third parties or brought by us may be necessary to determine the priority of inventions with respect to our patents or patent applications. An unfavorable outcome could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms. Our involvement in litigation or interference proceedings may fail and, even if successful, may result in substantial costs, and distract our management and other employees. We may not be able to prevent infringement, misappropriation of, or other violations of our intellectual property rights, particularly in countries where the laws may not protect those rights as fully as in the United States.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions, or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our common stock. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing, or distribution activities. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace.

Issued patents covering our product candidates could be found invalid or unenforceable if challenged.

If we initiated legal proceedings against a third party to enforce a patent, if and when issued, covering one of our product candidates, the defendant could counterclaim that the patent covering our product candidate is invalid and/or unenforceable. The outcome of any such proceeding is generally unpredictable.

In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace. Grounds for a validity challenge include alleged failures to meet any of several statutory requirements, including lack of novelty, obviousness or non-enablement. Grounds for unenforceability assertions of a patent include allegations that someone connected with prosecution of the patent application that matured into the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution of the patent application. Third parties may also raise similar claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, inter partes review, post grant review and equivalent proceedings in foreign jurisdictions, e.g., opposition proceedings. Such proceedings could result in revocation or amendment of our patents in such a way that they no longer cover our product candidates or competitive products. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to validity, for example, we cannot be certain that there is no invalidating prior art, of which we and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, we would lose at least part, and perhaps all, of the patent protection on our product candidates. Such a loss of patent protection would have a material adverse impact on our business.

We may not seek to protect our intellectual property rights in all jurisdictions throughout the world and we may not be able to adequately enforce our intellectual property rights even in the jurisdictions where we seek protection.

Filing and prosecuting patent applications, and defending patents on product candidates in all countries and jurisdictions throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States could be less extensive than those in the United States, assuming that rights are obtained in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. In addition, the statutory deadlines for pursuing patent protection in individual foreign jurisdictions are based on the priority date of each of our patent applications and we may not timely file foreign patent applications. For the patent families related to NYX-458, as well as for many of the patent families that we own, the relevant statutory deadlines have not yet expired. Thus, for each of the patent families that we believe provide coverage for our lead product candidates, we will need to decide whether and where to pursue protection outside the United States. For patent families relating to NYX-2925 and NYX-783, we have chosen to pursue patent protection in only the United States, Mexico, Canada, and certain jurisdictions in Europe, Asia, Australia, and South America.

Competitors may use our technologies in jurisdictions where we do not pursue and obtain patent protection to develop their own products and further, may export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our products and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing. Even if we pursue and obtain issued patents in particular jurisdictions, our patent claims or other intellectual property rights may not be effective or sufficient to prevent third parties from so competing.

The laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the United States. Many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. The legal systems of some countries, particularly developing countries, do not favor the enforcement of patents and other intellectual property protection, especially those relating to biotechnology or pharmaceuticals. This could make it difficult for us to stop the infringement of our patents, if obtained, or the misappropriation of or marketing of competing products in violation of our other intellectual property rights. For example, many foreign countries have compulsory licensing laws under which a patent owner must grant licenses to third parties. In addition, many countries limit the enforceability of patents against third parties, including government agencies or government contractors. In these countries, patents may provide limited or no benefit. Patent protection must ultimately be sought on a country-by-country basis, which is an expensive and time-consuming process with uncertain outcomes. Accordingly, we may choose not to seek patent protection in certain countries, and we will not have the benefit of patent protection in such countries.

Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly, could put our patent applications at risk of not issuing, and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

If we do not obtain additional protection under the Hatch-Waxman Act and similar foreign legislation by extending the patent terms and obtaining data exclusivity for our product candidates, our business may be materially harmed.

Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date in its chain of priority. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering our product candidates are obtained, once the patent life has expired for a product candidate, we may be open to competition from competitive medications, including generic medications. Given the amount of time required for the development, testing, and regulatory review of new product candidates, patents protecting such product candidates might expire before or shortly after such product candidates are commercialized. As a result, our patent portfolio may not provide us with sufficient rights to exclude others from commercializing product candidates similar or identical to ours.

Depending upon the timing, duration, and specifics of FDA marketing approval of our product candidates, one or more of the U.S. patents we own may be eligible for a limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, referred to as the Hatch-Waxman Act. The Hatch-Waxman Act permits a patent term extension of up to five years as compensation for patent term lost during the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent may be extended and only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended. However, we may not be granted an extension because of, for example, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents or otherwise failing to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than we request. If we are unable to obtain a patent term extension or the term of any such extension is less than we request, the duration of patent protection we obtain for our product candidates may not provide us with any meaningful commercial or competitive advantage, our competitors may obtain approval of competing products earlier than they would otherwise be able to do so, and our ability to generate revenues could be materially adversely affected.

Changes in U.S. patent law could diminish the value of patents in general, thereby impairing our ability to protect our products.

As is the case with other biotechnology companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biotechnology industry involve both technological and legal complexity, and is therefore costly, time-consuming, and inherently uncertain. In addition, the United States has recently enacted and is currently implementing wide-ranging patent reform legislation: the Leahy-Smith America Invents Act. The America Invents Act includes a number of significant changes to U.S. patent law. After March 2013, under the America Invents Act, the United States transitioned to a first-inventor-to-file system in which, assuming that other requirements for patentability are met, the first-inventor-to-file a patent application will be entitled to the patent on an invention regardless of whether a third party was the first to invent the claimed invention. The America Invents Act also includes provisions that affect the way patent applications will be prosecuted and that may also affect patent litigation. It is not yet clear what, if any, impact the America Invents Act will have on the operation of our business. However, the America Invents Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of any patents that may issue from our patent applications, all of which could have a material adverse effect on our business and financial condition.

In addition, recent U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. The full impact of these decisions is not yet known. For example, on March 20, 2012, in Mayo Collaborative Services, DBA Mayo Medical Laboratories, et al. v. Prometheus Laboratories, Inc., the Court held that several claims drawn to measuring drug metabolite levels from patient samples and correlating them to drug doses were not patentable subject matter. The decision appears to impact diagnostics patents that merely apply a law of nature via a series of routine steps and it has created uncertainty around the ability to obtain patent protection for certain inventions. Additionally, on June 13, 2013, in Association for Molecular Pathology v. Myriad Genetics, Inc., the Court held that claims to isolated genomic DNA are not patentable, but claims to complementary DNA molecules are patent eligible because they are not a natural product. The effect of the decision on patents for other isolated natural products is uncertain. However, on March 4, 2014, the USPTO issued a memorandum to patent examiners providing guidance for examining claims that recite laws of nature, natural phenomena or natural products under the Myriad and Prometheus decisions. This guidance did not limit the application of Myriad to DNA but rather applied the decision to other natural products.

In addition to increasing uncertainty with regard to our ability to obtain future patents, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on these and other decisions by the U.S. Congress, the federal courts and the USPTO, the laws and regulations governing patents could change in unpredictable ways that could weaken our ability to obtain new patents or to enforce any patents that may issue in the future.

We may be subject to damages resulting from claims that we or our employees, consultants, or advisors have wrongfully used or disclosed alleged trade secrets of their current or former employers.

Our employees have been previously employed at other biotechnology or pharmaceutical companies, including our competitors or potential competitors. We also engage advisors and consultants who are concurrently employed at universities or who perform services for other entities.

Although we try to ensure that our employees, consultants, and advisors do not use the proprietary information or know-how of others in their work for us, and although we are not aware of any claims currently pending against us, we may be subject to claims that we or our employees, advisors, or consultants have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information, of a former employer or other third party. We have and may in the future also be subject to claims that an employee, advisor, or consultant performed work for us that conflicts with that person's obligations to a third party, such as an employer, and thus, that the third party has an ownership interest in the intellectual property arising out of work performed for us. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management. If we fail in defending such claims, in addition to paying money claims, we may lose valuable intellectual property rights or personnel. A loss of key personnel or their work product could hamper or prevent our ability to commercialize our product candidates, which would materially adversely affect our commercial development efforts.

Numerous factors may limit any potential competitive advantage provided by our intellectual property rights.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business, provide a barrier to entry against our competitors or potential competitors, or permit us to maintain our competitive advantage. Moreover, if a third party has intellectual property rights that cover the practice of our technology, we may not be able to fully exercise or extract value from our intellectual property rights. The following examples are illustrative:

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others may be able to develop and/or practice technology that is similar to our technology or aspects of our technology but that is not covered by the claims of patents, should such patents issue from our patent applications;

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we might not have been the first to make the inventions covered by a pending patent application that we own;

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we might not have been the first to file patent applications covering an invention;

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others may independently develop similar or alternative technologies without infringing our intellectual property rights;

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pending patent applications that we own or license may not lead to issued patents;

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patents, if issued, that we own or license may not provide us with any competitive advantages, or may be held invalid or unenforceable, as a result of legal challenges by our competitors;

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third parties may compete with us in jurisdictions where we do not pursue and obtain patent protection;

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we may not be able to obtain and/or maintain necessary or useful licenses on reasonable terms or at all;

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third parties may assert an ownership interest in our intellectual property and, if successful, such disputes may preclude us from exercising exclusive rights over that intellectual property;

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we may not develop or in-license additional proprietary technologies that are patentable; and

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the patents of others may have an adverse effect on our business.

Should any of these events occur, they could significantly harm our business and results of operations.

General company-related risks

We will need to develop and expand our company, and we may encounter difficulties in managing this development and expansion, which could disrupt our operations.

As of February 28, 2018, we had 58 full-time employees and no part-time employees, and in connection with becoming a public company, we expect to increase our number of employees and the scope of our operations. To manage our anticipated development and expansion, we must continue to implement and improve our managerial, operational, and financial systems, expand our facilities, and continue to recruit and train additional qualified personnel. Also, our management may need to divert a disproportionate amount of its attention away from its day-to-day activities and devote a substantial amount of time to managing these development activities. Due to our limited resources, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. This may result in weaknesses in our infrastructure, give rise to operational mistakes, loss of business opportunities, loss of employees, and reduced productivity among remaining employees. The physical expansion of our operations may lead to significant costs and may divert financial resources from other projects, such as the development of our product candidates. If our management is unable to effectively manage our expected development and expansion, our expenses may increase more than expected, our ability to generate or increase our revenue could be reduced and we may not be able to implement our business strategy. Our future financial performance and our ability to commercialize our product candidates, if approved, and compete effectively will depend, in part, on our ability to effectively manage the future development and expansion of our company.

Our future success depends on our ability to retain our management team and to attract, retain, and motivate qualified personnel.

Our ability to compete in the highly competitive biotechnology and biopharmaceuticals industries depends upon our ability to attract and retain highly qualified managerial, scientific, and medical personnel. In order to induce valuable employees to continue their employment with us, we have provided stock options that vest over time. The value to employees of stock options that vest over time is significantly affected by movements in our stock price that are beyond our control, and may at any time be insufficient to counteract more lucrative offers from other companies.

We are highly dependent on our management, scientific and medical personnel, including our Chief Executive Officer, Norbert G. Riedel, Ph.D. Despite our efforts to retain valuable employees, members of our management, scientific, and development teams may terminate their employment with us on short notice. The loss of the services of any of our executive officers, including Dr. Riedel, other key employees and other scientific and medical advisors, and an inability to find suitable replacements could result in delays in product development and harm our business. Pursuant to their employment arrangements, each of our executive officers, and other employees may voluntarily terminate their employment at any time, with or without notice. Our success also depends on our ability to continue to attract, retain, and motivate highly skilled junior, mid-level, and senior managers as well as junior, mid-level, and senior scientific and medical personnel.

We may not be able to attract or retain qualified management and scientific personnel in the future due to the intense competition for a limited number of qualified personnel among biopharmaceutical, biotechnology, pharmaceutical, and other businesses. Many of the other pharmaceutical companies that we compete against for qualified personnel have greater financial and other resources, different risk profiles, and a longer history in the industry than we do. They also may provide more diverse opportunities and better chances for career advancement. Some of these characteristics may be more appealing to high quality candidates than what we may be able to offer. We also experience competition for the hiring of scientific personnel from universities and research institutions. If we are unable to continue to attract and retain high quality personnel, the rate and success at which we can develop and commercialize product candidates will be limited.

We face potential product liability exposure, and, if claims are brought against us, we may incur substantial liability.

The use of our product candidates in clinical studies and the sale of our product candidates, if approved, exposes us to the risk of product liability claims. Product liability claims might be brought against us by patients, healthcare providers, or others selling or otherwise coming into contact with our product candidates. For example, we may be sued if any product we develop allegedly causes injury or is found to be otherwise unsuitable during product testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, including as a result of interactions with alcohol or other drugs, negligence, strict liability, and a breach of warranties. Claims could also be asserted under state consumer protection acts. If we become subject to product liability claims and cannot successfully defend ourselves against them, we could incur substantial liabilities. In addition, regardless of merit or eventual outcome, product liability claims may result in, among other things:

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withdrawal of subjects from our clinical studies;

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substantial monetary awards to patients or other claimants;

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decreased demand for our product candidates or any future product candidates following marketing approval, if obtained;

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damage to our reputation and exposure to adverse publicity;

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increased FDA warnings on product labels;

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litigation costs;

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distraction of management's attention from our primary business;

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loss of revenue; and

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the inability to successfully commercialize our product candidates or any future product candidates, if approved.

We maintain product liability insurance coverage for our clinical studies with a $5.0 million annual aggregate coverage limit. Nevertheless, our insurance coverage may be insufficient to reimburse us for any expenses or losses we may suffer. Moreover, in the future, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses, including if insurance coverage becomes increasingly expensive. If and when we obtain marketing approval for our product candidates, we intend to expand our insurance coverage to include the sale of commercial products; however, we may not be able to obtain this product liability insurance on commercially reasonable terms. Large judgments have been awarded in class action lawsuits based on drugs that had unanticipated side effects. The cost of any product liability litigation or other proceedings, even if resolved in our favor, could be substantial, particularly in light of the size of our business and financial resources. A product liability claim or series of claims brought against us could cause our stock price to decline and, if we are unsuccessful in defending such a claim or claims and the resulting judgments exceed our insurance coverage, our financial condition, business, and prospects could be materially adversely affected.

We will incur increased costs as a result of operating as a public company, and our management team will be required to devote substantial time to new compliance initiatives.

As a public company, and particularly after we are no longer an "emerging growth company," we will incur significant legal, accounting, and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and rules subsequently implemented by the SEC and The Nasdaq Stock Market have imposed various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly.

Pursuant to Section 404 of the Sarbanes-Oxley Act, or Section 404, we will be required to furnish a report by our management on our internal control over financial reporting, including an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. However, while we remain an "emerging growth company," we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants, and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented, and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that neither we nor our independent registered public accounting firm will be able to conclude within the prescribed timeframe that our internal control over financial reporting is effective as required by

Section 404. This could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

If we fail to maintain proper and effective internal controls, our ability to produce accurate and timely financial statements could be impaired, which could result in sanctions or other penalties that would harm our business.

After the completion of this offering, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act, the Sarbanes-Oxley Act, and the rules and regulations of The Nasdaq Global Market. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting. Commencing with our fiscal year ending the year after this offering is completed, we must perform system and process design evaluation and testing of the effectiveness of our internal controls over financial reporting to allow management to report on the effectiveness of our internal controls over financial reporting in our Form 10-K filing for that year, as required by Section 404 of the Sarbanes-Oxley Act. This will require that we incur substantial additional professional fees and internal costs to expand our accounting and finance functions and that we expend significant management efforts. Prior to this offering, we have never been required to test our internal controls within a specified period and, as a result, we may experience difficulty in meeting these reporting requirements in a timely manner.

We may discover weaknesses in our system of internal financial and accounting controls and procedures that could result in a material misstatement of our financial statements. Our internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to maintain proper and effective internal controls over financial reporting, we may not be able to produce timely and accurate financial statements. If that were to happen, our investors could lose confidence in our reported financial information, the market price of our stock could decline and we could be subject to sanctions or investigations by the SEC or other regulatory authorities.

In order to satisfy our obligations as a public company, we will need to hire additional qualified accounting and financial personnel with appropriate public company experience.

As a newly public company, we will need to establish and maintain effective disclosure and financial controls and make changes in our corporate governance practices. We will need to hire additional accounting and financial personnel with appropriate public company experience and technical accounting knowledge, and it may be difficult to recruit and maintain such personnel. Even if we are able to hire appropriate personnel, our existing operating expenses and operations will be impacted by the direct costs of their employment and the indirect consequences related to the diversion of management resources from product development efforts.

Changes in tax law, including the recently passed comprehensive tax reform bill, could adversely affect our business and financial condition.

The rules dealing with U.S. federal, state, and local income taxation are constantly under review by persons involved in the legislative process and by the Internal Revenue Service and the U.S. Treasury Department. Changes to tax laws (which changes may have retroactive application) could adversely affect us or holders of our common stock. In recent years, many such changes have been made and changes are likely to continue to occur in the future. On December 22, 2017, President Trump signed into law the Tax Cuts and Jobs Act, or the TCJA, which significantly reforms the Internal Revenue Code of 1986, as amended, or the Code. The TCJA, among other things, contains significant changes to corporate taxation, including reduction of the corporate tax rate from a top marginal rate of 35% to a flat rate of 21%, limitation of the tax deduction for net interest expense to 30% of adjusted earnings (except for certain small businesses), limitation of the deduction for net operating losses to 80% of current year taxable income and elimination of net operating loss carrybacks, in each case, for losses arising in taxable years beginning after December 31, 2017 (though any such net operating losses may be carried forward indefinitely), and modifying or repealing many business deductions and credits (including reducing the business tax credit for certain clinical testing expenses incurred in the testing of certain drugs for rare diseases or conditions generally referred to as "orphan drugs"). We continue to examine the impact this tax reform legislation may have on our business. However, the effect of the TCJA on our business, whether adverse or favorable, is uncertain, and may not become evident for some period of time. We urge investors to consult with their legal and tax advisers regarding the implications of the TCJA and other changes in tax laws on an investment in our common stock.

Our ability to use our net operating loss carryforwards and certain tax credit carryforwards may be subject to limitation.

As of December 31, 2017, we had federal and state net operating loss, or NOL, carryforwards of $48.8 million and $4.6 million, respectively, which begin to expire in 2027. Under Section 382 of the Code changes in our ownership may limit the amount of our net operating loss carryforwards and research and development tax credit carryforwards that could be utilized annually to offset our future taxable income, if any. This limitation would generally apply in the event of a cumulative change in ownership of our company of more than 50% within a three-year period. Any such limitation may significantly reduce our ability to utilize our net operating loss carryforwards and research and development tax credit carryforwards before they expire. The completion of this offering, together with private placements and other transactions that have occurred since our inception, may trigger such an ownership change pursuant to Section 382. Any such limitation, whether as the result of this offering, prior private placements, sales of our common stock by our existing stockholders, or additional sales of our common stock by us after this offering, could have a material adverse effect on our results of operations in future years. We have not yet completed a Section 382 analysis, and therefore, there can be no assurances that the NOL is already not limited. In addition, the reduction of the corporate tax rate under the TCJA may cause a reduction in the economic benefit of our NOL carryforwards and other deferred tax assets available to us.

Unfavorable global economic conditions could adversely affect our business, financial condition, or results of operations.

Our results of operations could be adversely affected by general conditions in the global economy and in the global financial markets. The recent global financial crisis caused extreme volatility and disruptions in the capital and credit markets. A severe or prolonged economic downturn, such as the recent global financial crisis, could result in a variety of risks to our business, including, weakened demand for our product candidates and our ability to raise additional capital when needed on acceptable terms, if at all. A weak or declining economy could also strain our suppliers, possibly resulting in supply disruption, or cause our customers to delay making payments for our services. Any of the foregoing could harm our business and we cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact our business.

We, or the third parties upon whom we depend, may be adversely affected by earthquakes or other natural disasters and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.

Earthquakes or other natural disasters could severely disrupt our operations, and have a material adverse effect on our business, results of operations, financial condition, and prospects. If a natural disaster, power outage, or other event occurred that prevented us from using all or a significant portion of our headquarters, that damaged critical infrastructure, such as the manufacturing facilities of our third-party contract manufacturers and suppliers, or that otherwise disrupted operations, it may be difficult or, in certain cases, impossible for us to continue our business for a substantial period of time. The disaster recovery and business continuity plans we have in place may prove inadequate in the event of a serious disaster or similar event. We may incur substantial expenses as a result of the limited nature of our disaster recovery and business continuity plans, which, particularly when taken together with our lack of earthquake insurance, could have a material adverse effect on our business.

Our internal computer systems, or those of our third-party CROs or other contractors or consultants, may fail or suffer security breaches, which could result in a material disruption of our product candidates' development programs.

Despite the implementation of security measures, our internal computer systems and those of our third-party CROs and other contractors and consultants are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war, and telecommunication and electrical failures. While we have not experienced any such system failure, accident, or security breach to date, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our programs. For example, the loss of clinical study data for our product candidates could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach results in a loss of or damage to our data or applications or other data or applications relating to our technology or product candidates, or inappropriate disclosure of confidential or proprietary information, we could incur liabilities and the further development of our product candidates could be delayed.

We may acquire businesses or products, or form strategic alliances, in the future, and we may not realize the benefits of such acquisitions.

We may acquire additional businesses or products, form strategic alliances, or create joint ventures with third parties that we believe will complement or augment our existing business. If we acquire businesses with promising markets or technologies, we may not be able to realize the benefit of acquiring such businesses if we are unable to successfully integrate them with our existing operations and company culture. We may encounter numerous difficulties in developing, manufacturing, and marketing any new products resulting from a strategic alliance or acquisition that delay or prevent us from realizing their expected benefits or enhancing our business. We cannot provide assurance that, following any such acquisition, we will achieve the synergies expected in order to justify the transaction.

Risks related to our common stock

Market volatility may affect our stock price and the value of your investment.

Following this offering, the market price for our common stock is likely to be volatile, in part because our common stock has not been previously traded publicly. In addition, the market price of our common stock may fluctuate significantly in response to a number of factors, most of which we cannot control, including, among others:

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plans for, progress of, or results from preclinical studies and clinical studies of our product candidates;

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the failure of the FDA to approve our product candidates;

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announcements of new products, technologies, commercial relationships, acquisitions, or other events by us or our competitors;

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the success or failure of other therapies for disorders of the brain and nervous system;

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regulatory or legal developments in the United States and other countries;

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failure of our product candidates, if approved, to achieve commercial success;

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fluctuations in stock market prices and trading volumes of similar companies;

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general economic, industry, and market conditions and overall fluctuations in U.S. equity markets;

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variations in our quarterly operating results or those of companies that are perceived to be similar to us;

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changes in our financial guidance or securities analysts' estimates of our financial performance;

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changes in accounting principles;

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our ability to raise additional capital and the terms on which we can raise it;

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sales of large blocks of our common stock, including sales by our executive officers, directors, and significant stockholders;

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additions or departures of key personnel;

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discussion of us or our stock price by the press and by online investor communities;

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market conditions in the pharmaceutical and biotechnology sectors; and

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other risks and uncertainties described in these risk factors.

In recent years, the stock market in general, and the market for pharmaceutical and biotechnology companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to changes in the operating performance of the companies whose stock is experiencing those price and volume fluctuations. Broad market and industry factors may seriously affect the market price of our common stock, regardless of our actual operating performance. These fluctuations may be even more pronounced in the trading market for our stock shortly following this offering. Following periods of such volatility in the market price of a company's securities, securities class action litigation has often been brought against that company. Because of the potential volatility of our stock price, we may become the target of securities litigation in the future. Securities litigation could result in substantial costs and divert management's attention and resources from our business.

An active trading market for our common stock may not develop, and you may not be able to resell your shares at or above the initial public offering price.

Prior to this offering, there has been no public market for shares of our common stock. Although we anticipate that our common stock will be approved for listing on The Nasdaq Global Market, an active trading market for our shares may never develop or be sustained following this offering. The initial public offering price of our common stock will be determined through negotiations between us and the underwriters. This initial public offering price may not be indicative of the market price of our common stock after this offering. In the absence of an active trading market for our common stock, investors may not be able to sell their common stock at or above the initial public offering price or at the time that they would like to sell.

If you purchase our common stock in this offering, you will incur immediate and substantial dilution in the book value of your shares.

You will suffer immediate and substantial dilution in the net tangible book value of the common stock you purchase in this offering. Assuming an initial public offering price of $              per share, the midpoint of the price range set forth on the cover page of this prospectus, purchasers of common stock in this offering will experience immediate dilution of $              per share in net tangible book value of the common stock. In addition, investors purchasing common stock in this offering will contribute         % of the total amount invested by stockholders since inception but will only own         % of the shares of common stock outstanding. In the past, we issued securities to acquire common stock at prices significantly below the initial public offering price. To the extent these outstanding securities are ultimately exercised, investors purchasing common stock in this offering will sustain further dilution. See "Dilution" for a more detailed description of the dilution to new investors in the offering.

Our executive officers, directors, principal stockholders, and their affiliates will continue to exercise significant control over our company after this offering, which will limit your ability to influence corporate matters and could delay or prevent a change in corporate control.

Immediately following the completion of this offering, and disregarding any shares of common stock that they purchase in this offering, the existing holdings of our executive officers, directors, principal stockholders, and their affiliates, including investment funds affiliated with Bain Capital Life Sciences, Adams Street, New Leaf Ventures, Longitude, and Frazier, will represent beneficial ownership, in the aggregate, of approximately         % of our outstanding common stock, assuming no exercise of the underwriters' option to acquire additional common stock in this offering and assuming we issue the number of shares of common stock as set forth on the cover page of this prospectus. As a result, these stockholders, if they act together, will be able to influence our management and affairs and control the outcome of matters submitted to our stockholders for approval, including the election of directors and any sale, merger, consolidation, or sale of all or substantially all of our assets. These stockholders acquired their shares of common stock for substantially less than the price of the shares of common stock being acquired in this offering, and these stockholders may have interests, with respect to their common stock, that are different from those of investors in this offering and the concentration of voting power among these stockholders may have an adverse effect on the price of our common stock. In addition, this concentration of ownership might adversely affect the market price of our common stock by:

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delaying, deferring, or preventing a change of control of us;

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impeding a merger, consolidation, takeover, or other business combination involving us; or

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discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us.

See "Principal stockholders" in this prospectus for more information regarding the ownership of our outstanding common stock by our executive officers, directors, principal stockholders and their affiliates.

Sales of a substantial number of shares of our common stock in the public market could cause our stock price to fall.

If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the lock-up and other legal restrictions on resale discussed in this prospectus lapse, the market price of our common stock could decline. Based upon the number of shares of common stock, on an as-converted basis, outstanding as of February 28, 2018, upon the completion of this offering, we will have outstanding a total of                           shares of common stock, assuming no exercise of the underwriters' option to purchase additional shares. Of these shares, as of the date of this prospectus, approximately                           shares of our common stock, plus any shares sold upon exercise of the underwriters' option to purchase additional shares, will be freely tradable, without restriction, in the public market immediately following this offering, assuming that current stockholders do not purchase shares in this offering.

The lock-up agreements pertaining to this offering will expire 180 days from the date of this prospectus. The lock-up agreements contain important exceptions that govern their applicability. After the lock-up agreements expire, based upon the number of shares of common stock, on an as-converted basis, outstanding as of February 28, 2018 up to an additional                           shares of common stock will be eligible for sale in the public market,                           of which shares are held by directors, executive officers, and other affiliates and will be subject to Rule 144 under the Securities Act of 1933, as amended, or the Securities Act. The representatives of the underwriters, however, may, in their sole discretion, permit our officers, directors, and other stockholders who are subject to these lock-up agreements to sell shares prior to the expiration of the lock-up agreements.

In addition, as of February 28, 2018,                           shares of common stock that are either subject to outstanding options or reserved for future issuance under our equity incentive plans will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up agreements and Rule 144 and Rule 701 under the Securities Act. If these additional shares of common stock are sold, or if it is perceived that they will be sold, in the public market, the market price of our common stock could decline.

After this offering, the holders of approximately                           shares of our common stock will be entitled to rights with respect to the registration of their shares under the Securities Act, subject to the lock-up agreements described above. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates. Any sales of securities by these stockholders could have a material adverse effect on the market our common stock.

We have broad discretion in how we use the proceeds of this offering and may not use these proceeds effectively, which could affect our results of operations and cause our stock price to decline.

We will have considerable discretion in the application of the net proceeds of this offering. We intend to use the net proceeds from this offering together with our existing cash and cash equivalents, to fund our ongoing Phase 2 clinical study of NYX-2925 in subjects with painful DPN through completion, to fund our ongoing Phase 2 exploratory clinical study of NYX-2925 in subjects with fibromyalgia through completion, to advance NYX-783 for the treatment of PTSD through completion of Phase 1 clinical development and our planned Phase 2 clinical study, to advance NYX-458 for the treatment of Parkinson's disease cognitive impairment through the submission of an investigational new drug application, through completion of our planned Phase 1 clinical development, and into our planned Phase 2 clinical study, and to fund clinical studies designed to explore NMDAr-dependent biomarkers, to further develop any additional product candidates that we select, and for working capital and other general corporate purposes, which will include expanding our internal research and development capabilities, hiring of additional personnel, capital expenditures and the costs of operating as a public company. As a result, investors will be relying upon management's judgment with only limited information about our specific intentions for the use of the balance of the net proceeds of this offering. We may use the net proceeds for purposes that do not yield a significant return or any return at all for our stockholders. In addition, pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

After the completion of this offering, we may be at an increased risk of securities class action litigation.

Historically, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because biotechnology and pharmaceutical companies have experienced significant stock price volatility in recent years. If we were to be sued, it could result in substantial costs and a diversion of management's attention and resources, which could harm our business.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of us, even one that may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws may delay or prevent an acquisition of us or a change in our management. These provisions include a classified board of directors, a prohibition on actions by written consent of our stockholders, and the ability of our board of directors to issue preferred stock without stockholder approval. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which limits the ability of stockholders owning in excess of 15% of our outstanding voting stock to merge or combine with us. Although we believe these provisions collectively provide for an opportunity to obtain greater value for stockholders by requiring potential acquirers to negotiate with our board of directors, they would apply even if an offer rejected by our board were considered beneficial by some stockholders. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management.

We are an "emerging growth company," and as a result of the reduced disclosure and governance requirements applicable to emerging growth companies, our common stock may be less attractive to investors.

We are an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, or the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. If we choose not to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, our auditors will not be required to attest to the effectiveness of our internal control over financial reporting. As a result, investors may become less comfortable with the effectiveness of our internal controls and the risk that material weaknesses or other deficiencies in our internal controls go undetected may increase. If we choose to provide reduced disclosures in our periodic reports and proxy statements while we are an "emerging growth company," investors would have access to less information and analysis about our executive compensation, which may make it difficult for investors to evaluate our executive compensation practices. We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile. We may take advantage of these reporting exemptions until we are no longer an "emerging growth company." We will continue to remain an "emerging growth company" until the earliest of the following: (1) the last day of the fiscal year following the fifth anniversary of the date of the completion of this offering, (2) the last day of the fiscal year in which our total annual gross revenue is equal to or more than $1.07 billion, (3) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years, or (4) the date on which we are deemed to be a large accelerated filer under the rules of the SEC.

In addition, as an "emerging growth company" the JOBS Act allows us to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. We have elected to use this extended transition period under the JOBS Act. As a result, our financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective dates for new or revised accounting standards that are applicable to public companies, which may make comparison of our financials to those of other public companies more difficult.

We do not intend to pay dividends on our common stock and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We have never declared or paid any cash dividend on our common stock and do not currently intend to do so in the foreseeable future. We currently anticipate that we will retain future earnings for the development, operation, and expansion of our business, and do not anticipate declaring or paying any cash dividends in the foreseeable future. Therefore, the success of an investment in shares of our common stock will depend upon any future appreciation in their value. There is no guarantee that shares of our common stock will appreciate in value or even maintain the price at which you purchased them.

If securities or industry analysts do not publish or cease publishing research or reports or publish misleading, inaccurate, or unfavorable research about us, our business or our market, our stock price, and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that securities or industry analysts publish about us, our business, our market, or our competitors. We do not currently have and may never obtain research coverage by securities and industry analysts. If no or few securities or industry analysts cover our company, the trading price and volume of our stock would likely be negatively impacted. If we obtain securities or industry analyst coverage and if one or more of the analysts who covers us downgrades our stock or publishes inaccurate or unfavorable research about our business, or provides more favorable relative recommendations about our competitors, our stock price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price or trading volume to decline.

Special note regarding forward-looking statements and market data

This prospectus, including the sections entitled "Prospectus summary," "Risk factors," "Management's discussion and analysis of financial condition and results of operations," and "Business," contains express or implied forward-looking statements that are based on our management's belief and assumptions and on information currently available to our management. These statements involve risks, uncertainties, and other factors that may cause actual results, levels of activity, performance, or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements relate to future events or our future operational or financial performance, and involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements in this prospectus include, but are not limited to, statements about:

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the timing, progress, and results of preclinical studies and clinical studies for NYX-2925, NYX-783, NYX-458, and any future product candidates we may develop, including statements regarding the timing of initiation and completion of studies or trials and related preparatory work, the period during which the results of the studies will become available, and our research and development programs;

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undesirable side effects or other properties relating to our product candidates that could delay or prevent their regulatory approval, limit their commercial potential, or result in significant negative consequences following any potential marketing approval;

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the potential for our identified research priorities to advance our technologies;

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the potential benefits of, and our ability to maintain our collaboration with, Allergan plc, and establish or maintain future collaborations or strategic relationships or obtain additional funding;

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the potential for substantial delays in our clinical studies or our failure to demonstrate safety and efficacy to the satisfaction of applicable regulatory authorities;

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our ability to obtain and maintain regulatory approval of our product candidates, NYX-2925, NYX-783, NYX-458, and any other future product candidates, and any related restrictions, limitations and/or warnings in the label of an approved product candidate;

•
our intellectual property position, including the scope of protection we are able to establish and maintain for intellectual property rights covering NYX-2925, NYX-783, NYX-458, and any additional product candidates we may develop, and our ability not to infringe, misappropriate, or otherwise violate any third-party intellectual property rights;

•
our ability and the potential to successfully manufacture our product candidates for clinical studies and for commercial use, if approved;

•
our ability to commercialize our products in light of the intellectual property rights of others;

•
our ability to obtain funding for our operations, including funding necessary to complete further development and commercialization of our product candidates;

•
our plans to research, develop, and commercialize our product candidates;

•
our ability to attract collaborators with development, regulatory, and commercialization expertise;

•
the size and growth potential of the markets for our product candidates and our ability to serve those markets;

•
the rate and degree of market acceptance and clinical utility of NYX-2925, NYX-783, NYX-458, and any future product candidates we may develop, if approved;

•
the pricing and reimbursement of NYX-2925, NYX-783, NYX-458, and any future product candidates we may develop, if approved;

•
regulatory developments in the United States and foreign countries;

•
our ability to contract with third-party suppliers and manufacturers and their ability to perform adequately;

•
the success of competing therapies that are or may become available;

•
our ability to retain the continued service of our key professionals and to identify, hire, and retain additional qualified professionals;

•
the accuracy of our estimates regarding expenses, future revenue, capital requirements, and needs for additional financing;

•
the impact of laws and regulations;

•
our expectations related to the use of proceeds from this offering; and

•
our expectations regarding the time during which we will be an "emerging growth company" under the Jumpstart Our Business Startups Act.

In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "intends," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue," or the negative of these terms or other comparable terminology. These statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect results. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under "Risk factors" and elsewhere in this prospectus. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events, or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance. You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from any future results expressed or implied by these forward-looking statements.

The forward-looking statements in this prospectus represent our views as of the date of this prospectus. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this prospectus.

The market data and certain other statistical information used throughout this prospectus are based on independent industry publications, governmental publications, reports by market research firms, or other independent sources that we believe to be reliable sources. While we are not aware of any misstatements regarding any third-party information presented in this prospectus, their estimates, in particular, as they relate to projections, involve numerous assumptions, are subject to risks and uncertainties, and are subject to change based on various factors, including those discussed under the section titled "Risk factors" and elsewhere in this prospectus. Some data are also based on our good faith estimates.

Use of proceeds

We estimate that our net proceeds from the sale of shares of our common stock in this offering will be approximately $               million, or $               million if the underwriters exercise in full their option to purchase additional shares, assuming an initial public offering price of $              per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

A $1.00 increase (decrease) in the assumed initial public offering price of $              per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our net proceeds to us from this offering by $               million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discount and estimated offering expenses payable by us. An increase of one million shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) our net proceeds from this offering by $               million, assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase of one million shares in the number of shares offered by us together with a concomitant $1.00 increase in the assumed initial public offering price of $              per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase the net proceeds to us from this offering by $               million after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Conversely, a decrease of one million shares in the number of shares offered by us together with a concomitant $1.00 decrease in the assumed initial public offering price of $              per share, the midpoint of the price range set forth on the cover page of this prospectus, would decrease the net proceeds to us from this offering by $               million after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We do not expect that a change in the offering price or the number of shares by these amounts would have a material effect on our intended uses of the net proceeds from this offering, although it may impact the amount of time prior to which we may need to seek additional capital.

We are undertaking this offering in order to access the public capital markets and to increase our liquidity. We anticipate that we will use the net proceeds received by us in this offering, together with our existing cash and cash equivalents, as follows:

•
approximately $              to fund our ongoing Phase 2 clinical study of NYX-2925 for the treatment of painful DPN through completion;

•
approximately $              to fund our ongoing Phase 2 exploratory clinical study of NYX-2925 in subjects with fibromyalgia through completion;

•
approximately $              to advance NYX-783 for the treatment of PTSD through completion of Phase 1 clinical development and through completion of our planned Phase 2 clinical study;

•
approximately $              to advance NYX-458 for the treatment of Parkinson's disease cognitive impairment through the submission of an investigational new drug application, through completion of our planned Phase 1 clinical development, and into our planned Phase 2 clinical study; and

•
the remainder, if any, to fund clinical studies designed to explore NMDAr-dependent biomarkers, to further develop any additional product candidates that we select, and for working capital and other general corporate purposes, which will include expanding our internal research and development capabilities, hiring of additional personnel, capital expenditures and the costs of operating as a public company.

Based on our current plans, we believe our cash and cash equivalents, together with the net proceeds to us from this offering, will be sufficient to fund our operations through                           .

The expected use of the net proceeds from this offering represents our intentions based upon our current plans and business conditions. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual expenditures and the extent of clinical development may vary significantly depending on numerous factors, including the progress of our development efforts, the status of and results from preclinical studies or clinical studies we may commence in the future, as well as our existing collaboration with Allergan and any other collaborations that we may enter into with third parties for NYX-2925, NYX-783, NYX-458, or any future product candidates or business development opportunities we may engage in for our programs and any unforeseen cash needs. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering.

Pending these uses, we intend to invest the net proceeds in high-quality, investment-grade, short-term fixed income instruments, which include corporate, financial institution, federal agency or U.S. government obligations, or hold them in cash.

Dividend policy

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings, if any, to fund the development and expansion of our business and we do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay dividends will be made at the discretion of our board of directors and will depend on various factors, including applicable laws, our results of operations, financial condition, future prospects, then applicable contractual restrictions, and any other factors deemed relevant by our board of directors. Investors should not purchase our common stock with the expectation of receiving cash dividends.

Capitalization

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2017:

•
on an actual basis;

•
on a pro forma basis to give effect to:

•
the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of 560,180,239 shares of common stock upon the completion of this offering; and

•
the filing and effectiveness of our amended and restated certificate of incorporation upon the closing of this offering; and

•
on a pro forma as adjusted basis to give further effect to our issuance and sale of                           shares of common stock in this offering at an assumed initial public offering price of $              per share, the midpoint of the range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma as adjusted information below is illustrative only, and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read the following table together with "Selected financial data," "Management's discussion and analysis of financial condition and results of operations," "Description of capital stock," and the financial statements and related notes appearing elsewhere in this prospectus.

	As of December 31, 2017

(in thousands, except per share data)	Actual	Pro forma	Pro forma as adjusted

Cash and cash equivalents	$92,136	$92,136

Convertible preferred stock—Series A-1, $0.01 par value, 151,773 shares authorized, issued and outstanding; no shares authorized, issued or outstanding, pro forma (unaudited) and pro forma as adjusted	22,650	—
Convertible preferred stock—Series A-2, $0.01 par value, 173,453 shares authorized, issued and outstanding; no shares authorized, issued or outstanding, pro forma (unaudited) and pro forma as adjusted	39,979	—
Convertible preferred stock—Series B, $0.01 par value, 234,955 shares authorized, issued and outstanding; no shares authorized, issued or outstanding, pro forma (unaudited) and pro forma as adjusted	69,757	—
Stockholders' (deficit) equity:
Common stock, $0.01 par value, 900,000 shares authorized, 147,370 issued and outstanding; shares authorized, 707,551 shares issued and outstanding, pro forma (unaudited) ; shares authorized, shares issued and outstanding, pro forma as adjusted	1,474	7,076
Additional paid-in capital	11,065	137,849
Accumulated deficit	(52,257)	(52,257)

Total stockholders' (deficit) equity	$(39,718)	$92,668

Total capitalization	$92,668	$92,668

The actual, pro forma, and pro forma as adjusted information set forth in the table excludes:

•
41,313,223 shares of common stock, issuable upon the exercise of stock options outstanding as of December 31, 2017, at a weighted-average exercise price of $0.09 per share;

•
66,746,980 shares of common stock reserved for future issuance under our 2015 Plan as of December 31, 2017, which will cease to be available for issuance at the time that our 2018 Plan becomes effective;

•
              additional shares of common stock reserved for future issuance under our 2018 Plan, which will become effective upon the effectiveness of the registration statement of which this prospectus is a part; and

•
              additional shares of common stock reserved for future issuance under our 2018 ESPP, which will become effective upon the effectiveness of the registration statement of which this prospectus is a part.

Dilution

If you invest in our common stock in this offering, your ownership interest will be diluted immediately to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.

Our historical net tangible book value (deficit) as of December 31, 2017 was $(39.7) million, or $(0.28) per share of our common stock. Our historical net tangible book value (deficit) is the amount of our total tangible assets less our total liabilities and convertible preferred stock, which is not included within our stockholders' (deficit) equity. Historical net tangible book value (deficit) per share represents historical net tangible book value (deficit) divided by the number of shares of our common stock outstanding as of December 31, 2017.

Our pro forma net tangible book value (deficit) as of December 31, 2017 was $(              ) million, or $              per share of our common stock. Pro forma net tangible book value (deficit) represents the amount of our total tangible assets less our total liabilities, after giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of 560,180,239 shares of common stock upon the completion of this offering. Pro forma net tangible book value per share represents pro forma net tangible book value divided by the total number of shares outstanding as of December 31, 2017, after giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of 560,180,239 shares of our common stock upon the completion of this offering.

After giving further effect to our sale of              shares of common stock in this offering at an assumed initial public offering price of $              per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2017 would have been approximately $               million, or approximately $              per share. This represents an immediate increase in pro forma as adjusted net tangible book value per share of $              to our existing stockholders and an immediate dilution in pro forma as adjusted net tangible book value per share of approximately $              to new investors purchasing common stock in this offering. Dilution per share to new investors purchasing common stock in this offering is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the assumed initial public offering price per share paid by new investors. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share	$
Historical net tangible book value (deficit) per share as of December 31, 2017		$(0.28)
Increase in historical net tangible book value (deficit) per share attributable to pro forma adjustments described above
Pro forma net tangible book value (deficit) per share as of December 31, 2017	$
Increase in pro forma as adjusted net tangible book value per share attributable to new investors purchasing shares in this offering
Pro forma as adjusted net tangible book value per share after this offering	$
Dilution per share to new investors purchasing shares in this offering	$

A $1.00 increase (decrease) in the assumed initial public offering price of $              per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted net tangible book value per share after this offering by $              per share and the dilution to new investors purchasing common stock in this offering by $              per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated expenses payable by us. An increase of one million shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase the pro forma as adjusted net tangible book value per share after this offering by $              and decrease the dilution per share to new investors participating in this offering by $              , assuming no change in the assumed initial public offering price and after deducting estimated underwriting discounts and commissions. A decrease of one million shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would decrease the pro forma as adjusted net tangible book value per share after this offering by $              and increase the dilution per share to new investors participating in this offering by $              , assuming no change in the assumed initial public offering price and after deducting estimated underwriting discounts and commissions.

If the underwriters exercise their option to purchase additional shares of common stock in this offering in full at the assumed initial public offering price of $              per share, the midpoint of the price range set forth on the cover of this prospectus and assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, the pro forma as adjusted net tangible book value per share after this offering would be $              per share, and the dilution in pro forma as adjusted net tangible book value per share to new investors purchasing common stock in this offering would be $              per share.

The following table summarizes, on a pro forma as adjusted basis, as of December 31, 2017, the number of shares of common stock purchased from us on an as converted to common stock basis, the total consideration paid, or to be paid, and the average price per share paid, or to be paid, by existing stockholders and by new investors in this offering at an assumed initial public offering price of $              per share, the midpoint of the price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares purchased		Total consideration		Average price per share
	Number	Percent	Amount	Percent

Existing stockholders		%	$	%	$
New Investors
Total		100%	$	100%	$

The table above assumes no exercise of the underwriters' option to purchase additional shares in this offering. If the underwriters' option to purchase additional shares is exercised in full, the number of shares of our common stock held by existing stockholders would be reduced to         % of the total number of shares of our common stock outstanding after this offering, and the number of shares of common stock held by new investors participating in the offering would be increased to         % of the total number of shares outstanding after this offering.

A $1.00 increase (decrease) in the assumed initial public offering price of $              per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the total

consideration paid by new investors by $               million and, in the case of an increase, would increase the percentage of total consideration paid by new investors by                percentage points and, in the case of a decrease, would decrease the percentage of total consideration paid by new investors by               percentage points, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. An increase (decrease) of one million shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors by $               million and, in the case of an increase, would increase the percentage of total consideration paid by new investors by               percentage points and, in the case of a decrease, would decrease the percentage of total consideration paid by new investors by               percentage points, assuming no change in the assumed initial public offering price.

The tables above do not include:

•
41,313,223 shares of common stock issuable upon the exercise of stock options outstanding as of December 31, 2017, at a weighted-average exercise price of $0.09 per share;

•
66,746,980 shares of common stock reserved for future issuance under our 2015 Plan as of December 31, 2017, which will cease to be available for issuance at that time that our 2018 Plan becomes effective;

•
              additional shares of common stock reserved for future issuance under our 2018 Plan, which will become effective upon the effectiveness of the registration statement of which this prospectus is a part; and

•
              additional shares of common stock reserved for future issuance under our 2018 ESPP, which will become effective upon the effectiveness of the registration statement of which this prospectus is a part.

To the extent that outstanding options are exercised or shares are issued under our 2018 Plan or 2018 ESPP, you will experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities may result in further dilution to our stockholders.

Selected financial data

You should read the following selected financial data below together with our financial statements and the related notes appearing at the end of this prospectus and the "Management's discussion and analysis of financial condition and results of operations" section of this prospectus. The selected financial data in this section are not intended to replace the financial statements and are qualified in their entirety by the financial statements and related notes appearing at the end of this prospectus. We have derived the statement of operations data for the years ended December 31, 2016 and 2017 and the balance sheet data as of December 31, 2016 and 2017 from our audited financial statements appearing at the end of this prospectus. Our historical results are not necessarily indicative of results that may be expected in the future.

	Years ended December 31,
(in thousands, except per share data)	2016	2017

Statements of operations data:
Collaboration and grant revenue	$9,792	$4,962
Operating expenses:
Research and development	22,743	31,644
General and administrative	4,766	5,551

Total operating expenses	27,509	37,195

Loss from operations	(17,717)	(32,233)
Other income	2,239	165

Net loss and comprehensive loss	$(15,478)	$(32,068)

Net loss per share attributable to common stockholders, basic and diluted(1)	$(0.11)	$(0.22)

Weighted-average number of common shares outstanding, basic and diluted(1)	135,252	143,336

Pro forma net loss per share, basic and diluted (unaudited)(1)		$(0.07)

Pro forma weighted-average common shares outstanding, basic and diluted (unaudited)(1)		464,297

(1)    See statement of operations and Note 13 to our financial statements appearing at the end of this prospectus for further details on the calculation of net loss per share, basic and diluted, attributable to common stockholders and weighted-average number of common shares used in the computation of the per share amounts and unaudited pro forma information.

	As of December 31,
(in thousands)	2016	2017

Balance sheet data:
Cash and cash equivalents	$16,180	$92,136
Working capital(1)	12,726	90,661
Total assets	18,646	97,322
Convertible preferred stock	22,650	132,386
Total stockholders' deficit	(8,551)	(39,718)

(1)    We define working capital as current assets less current liabilities. See our financial statements for further details regarding our current assets and current liabilities.

A $1.00 increase (decrease) in the assumed initial public offering price of $              per share, the midpoint of the price range set forth on the cover of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, working capital, total assets, and total stockholders' (deficit) equity by approximately $               million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discount and estimated offering expenses payable by us. An increase (decrease) of one million shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) each of cash and cash equivalents, working capital, total assets and total stockholders' (deficit) equity by approximately $               million, assuming the assumed initial public offering price of $              per share, the midpoint of the price range set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discount and estimated offering expenses payable by us.

Management's discussion and analysis of financial condition and results of operations

You should read the following discussion and analysis of our financial condition and results of operations together with the section entitled "Selected financial data" and our financial statements and related notes appearing in this prospectus. Some of the information contained in this management's discussion and analysis of financial condition and results of operations or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. See "Special note regarding forward-looking statements and market data." As a result of many factors, including those factors set forth in the "Risk factors" section of this prospectus, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are a clinical-stage biopharmaceutical company focused on the discovery, development, and commercialization of novel, proprietary, synthetic small molecules for the treatment of brain and nervous system disorders. We focus our efforts on targeting and modulating N-methyl-D-aspartate receptors, or NMDArs, which are vital to normal and effective function of the brain and nervous system. We believe leveraging the therapeutic advantages of the differentiated modulatory mechanism of our compounds will drive a paradigm shift in the treatment of disorders of the brain and nervous system.

We are advancing a pipeline of distinct product candidates derived from our NMDAr modulator discovery platform, or discovery platform. This platform enables us to discover compounds that have the potential to modulate NMDArs optimally. We are currently studying our first product candidate, NYX-2925, in two Phase 2 studies in chronic pain. The first is in subjects with painful diabetic peripheral neuropathy, or DPN, and the second is in subjects with fibromyalgia. We expect to report top-line data from these studies in                     . Our second product candidate, NYX-783, is currently in Phase 1 clinical development and we intend to develop it for the treatment of post-traumatic stress disorder, or PTSD. We expect Phase 1 data in                     and are planning to initiate a Phase 2 clinical study in                     . Our third product candidate, NYX-458, is currently in preclinical development. We are planning to submit an investigational new drug, or IND, application to the U.S. Food and Drug Administration, or FDA, and to initiate a Phase 1 study in              . We intend to develop NYX-458 for the treatment of cognitive impairment associated with Parkinson's disease.

Since our inception in June 2015, we have devoted substantially all of our resources to: identifying and developing our product candidate portfolio; organizing and staffing our company; raising capital; developing manufacturing capabilities; conducting clinical studies; and providing general and administrative support for these operations. To date, we have primarily financed our operations through the issuance and sale of our convertible preferred stock. From our inception through December 31, 2017, we have raised an aggregate of $135 million of gross proceeds from sales of our convertible preferred stock. As of December 31, 2017, we had cash and cash equivalents in the amount of $92.1 million.

Since inception, we have never generated revenue from the sale of our products and have incurred significant net losses. Our revenue has been primarily derived from a research collaboration agreement with Allergan plc, or Allergan, a development services agreement with Allergan, and research and development grants from the U.S. government. Our net losses were $15.5 million and $32.1 million for the years ended December 31, 2016 and 2017, respectively. As of December 31, 2017, we had an accumulated deficit of $52.3 million. Our net losses may fluctuate significantly from quarter to quarter and year to year. We expect to continue to incur significant expenses and operating losses for the foreseeable future. We anticipate that our expenses will increase significantly in connection with our ongoing activities, as we:

•
advance the clinical development of our lead product candidates;

•
continue the research and development of our preclinical product candidates;

•
seek to identify and develop additional product candidates;

•
seek marketing approvals for any of our product candidates for which we successfully complete clinical development;

•
develop and expand our sales, marketing, and distribution capabilities for our product candidates for which we obtain marketing approval;

•
scale up our manufacturing processes and capabilities to support our ongoing preclinical activities and clinical studies of our product candidates and commercialization of any of our product candidates for which we obtain marketing approval;

•
maintain, expand, and protect our intellectual property portfolio;

•
expand our operational, financial, and management systems and increase personnel, including personnel to support our clinical development, manufacturing, and commercialization efforts; and

•
increase our product liability and clinical trial insurance coverage as we initiate our clinical studies and commercialization efforts.

We believe that our available funds will be sufficient to fund our operations for at least the next                  , without giving effect to any anticipated proceeds from this offering. We have based this estimate on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we currently expect. We do not expect to generate revenue from product sales unless and until we successfully complete development and obtain regulatory approval for a product candidate or enter into collaborative agreements with third parties, which we expect will take a number of years and the outcome of which is uncertain. To fund our current and future operating plans, we will need additional capital, which we may obtain through one or more equity offerings, debt financings, or other third-party funding, including potential strategic alliances and licensing or collaboration arrangements. We may, however, be unable to raise additional funds or enter into such other arrangements when needed on favorable terms or at all. Our failure to raise capital or enter into such other arrangements as and when needed would have a negative impact on our financial condition and our ability to develop our current product candidates, or any additional product candidates, if developed. The amount and timing of our future funding requirements will depend on many factors, including the pace and results of our preclinical and clinical development efforts. We cannot assure you that we will ever be profitable or generate positive cash flow from operating activities.

Financial operations overview

Collaboration and grant revenue

We have not generated any revenue from product sales. Our revenue to date has been primarily derived from a research collaboration agreement with Allergan; a development services agreement with Allergan, which was put in place to continue certain development activities for a pre-determined period of time following Allergan's acquisition of Naurex, as agreed to by both parties; and research and development grants from the U.S. government. The development services agreement with Allergan was terminated in October 2016. Therefore, we have not generated any revenues under this agreement since October 2016 and do not expect to generate revenues in the future under this agreement.

Operating expenses

Research and development expenses

Research and development activities account for a significant portion of our operating expenses. We expense research and development costs as incurred. Research and development expense consists of costs incurred in connection with the development of our product candidates, including:

•
fees paid to consultants, sponsored researchers, and CROs, including in connection with our preclinical and clinical studies, and other related clinical study fees, such as for investigator grants, patient screening, laboratory work, clinical study database management, clinical study material management, and statistical compilation and analysis;

•
costs related to acquiring clinical study materials;

•
costs related to compliance with regulatory requirements; and

•
costs related to salaries, bonuses, and other compensation for employees in research and development functions.

At this time, we cannot reasonably estimate or know the nature, timing, and estimated costs of the efforts that will be necessary to complete the development of our product candidates. We are also unable to predict when, if ever, material net cash inflows will commence from sales of our products, if approved. This is due to the numerous risks and uncertainties associated with developing such product candidates, including the uncertainty related to:

•
future clinical study results; the scope, rate of progress, and expense of our ongoing as well as any additional preclinical studies, clinical studies and other research and development activities;

•
clinical study enrollment rate or design;

•
the manufacturing of our product candidates;

•
our ability to obtain and maintain intellectual property protection for our product candidates;

•
significant and changing government regulation;

•
the timing and receipt of any regulatory approvals; and

•
the risks disclosed in the section entitled "Risk factors" beginning on page 11 of this prospectus.

A change in the outcome of any of these variables with respect to the development of any of our product candidates would significantly change the costs, timing, and viability associated with the development of that product candidate.

We expect our research and development expenses to increase over the next several years as we continue to implement our business strategy, which includes advancing our product candidates into and through clinical development, expanding our research and development efforts, seeking regulatory approvals for any product candidates for which we successfully complete clinical studies, accessing and developing additional product candidates, and hiring additional personnel to support our research and development efforts. In addition, product candidates in later stages of clinical development generally incur higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical studies. As such, we expect our research and development expenses to increase as our product candidates advance into later stages of clinical development.

General and administrative expenses

General and administrative expenses consist primarily of salaries and related costs, including stock-based compensation. General and administrative expenses also include rent as well as professional fees for legal, consulting, accounting, and audit services.

In the future, we expect that our general and administrative expenses will increase as we increase our headcount to support our continued research and development and the potential commercialization of our product candidates, if approved. We also anticipate that we will incur increased accounting, audit, legal, tax, regulatory, compliance, and director and officer insurance costs, as well as investor and public relations expenses associated with maintaining compliance with exchange listing and SEC requirements.

Other income

Other income consists of the change in the fair value of the preferred stock tranche liability associated with our obligation to issue additional shares of Series A convertible preferred stock, and interest income earned on our cash and cash equivalents. In May 2016, we entered into a Series A convertible preferred stock purchase agreement. Under the agreement, we agreed to issue to the purchasers, and the purchasers agreed to purchase, additional shares of our Series A convertible preferred stock in multiple closings. We determined that the obligation to issue additional Series A convertible preferred stock at a future date was a freestanding financial instrument that should be accounted for as a liability. Accordingly, we recorded a preferred stock tranche liability related to this instrument at the time of the initial close in May 2016, and we remeasured the liability at fair value at each reporting period with the corresponding gain or loss from the adjustment recorded as other income until the tranche obligation either expired or was fulfilled. In January 2017, the milestone event associated with the issuance of the second and final tranche was met, and the final tranche of the Series A convertible preferred stock was issued on February 2, 2017, at which point the tranche liability was extinguished.

Results of operations

The following table summarizes our results of operations for the years ended December 31, 2016 and 2017 (in thousands):

	Years ended December 31,
			Increase (Decrease)
	2016	2017

Collaboration and grant revenue	$9,792	$4,962	$(4,830)
Operating expenses:
Research and development	22,743	31,644	8,901
General and administrative	4,766	5,551	785

Total operating expenses	27,509	37,195	9,686

Loss from operations	(17,717)	(32,233)	14,516
Other income	2,239	165	(2,074)

Net loss and comprehensive loss	$(15,478)	$(32,068)	$16,590

Collaboration and grant revenue

Revenue was $9.8 million for the year ended December 31, 2016, compared to $5.0 million for the year ended December 31, 2017. The net decrease of $4.8 million was primarily the result of the following changes:

•
approximately $5.7 million decrease due to the conclusion of the development services agreement with Allergan in 2016; and

•
approximately $1.0 million increase due to additional research and development grants from the U.S. government in 2017 associated with preclinical studies towards NYX-458.

Research and development expenses

The following table summarizes our research and development expenses incurred during the years ended December 31, 2016 and 2017 (in thousands):

	Years ended December 31,
			Increase (Decrease)
	2016	2017

NYX-2925	$4,797	$10,257	$5,460
NYX-783	290	2,424	2,134
NYX-458	161	1,746	1,585
Preclinical research and discovery programs	5,157	6,960	1,803
Personnel and related costs	4,988	7,990	3,002
Development services	5,362	—	(5,362)
Other expenses	1,988	2,267	279

Total research and development expenses	$22,743	$31,644	$8,901

Research and development expenses were $22.7 million for the year ended December 31, 2016, compared to $31.6 million for the year ended December 31, 2017. The increase of $8.9 million was primarily due to the following:

•
approximately $5.5 million increase for clinical, regulatory, and drug product costs related to our Phase 2 clinical study of NYX-2925 for the treatment of painful DPN and an exploratory clinical study in subjects with fibromyalgia;

•
approximately $2.1 million increase for clinical, regulatory, and drug product costs related to our Phase 1 clinical study of NYX-783 for the treatment of PTSD, which we initiated in 2017;

•
approximately $1.6 million increase for external research and development costs, and commencement of IND enabling activities related to NYX-458 for the treatment of Parkinson's disease cognitive impairment in late 2017;

•
approximately $1.8 million increase for costs associated with our internal preclinical research efforts and increase in sponsored research activities with Northwestern and other academic institutions;

•
approximately $3.0 million increase for costs related to employee compensation due to increased headcount; and

•
approximately $5.4 million decrease due to the conclusion of the development services agreement with Allergan in 2016.

General and administrative expenses

General and administrative expenses were $4.8 million for the year ended December 31, 2016, compared to $5.6 million for the year ended December 31, 2017. The increase of $0.8 million was primarily driven by $0.7 million for increased costs related to employee compensation, including $0.4 million of additional stock-based compensation expense, due to increased headcount.

Other income

We recorded $2.2 million of other income for the year ended December 31, 2016, compared to $0.2 million of other income for the year ended December 31, 2017. The decrease of $2.0 million was primarily driven by a $2.1 million gain that was recognized in 2016 due to the remeasurement of the fair value of the preferred stock derivative liability associated with the future issuance of our Series A-2 convertible preferred stock. The liability associated with our obligation to issue an additional tranche of Series A convertible preferred stock at a future date was terminated on February 2, 2017 and, as a result, there is no gain or loss associated with remeasurement of such liability for any subsequent reporting period. Interest income was insignificant for the years ended December 31, 2016 and 2017.

Liquidity and capital resources

From our inception through December 31, 2017, we have funded our operations primarily with proceeds from the issuance and sale of our convertible preferred stock. From our inception through December 31, 2017, we have raised an aggregate of $135 million of gross proceeds from sales of our convertible preferred stock. We have generated limited revenue to date from a research collaboration agreement with Allergan, a development services agreement with Allergan, and research and development grants from the U.S. government. As of December 31, 2017, we had cash and cash equivalents of $92.1 million. We invest our cash equivalents in highly liquid money market accounts.

Cash flows

The following table summarizes our sources and uses of cash for each of the periods presented (in thousands):

	Years ended December 31,
	2016	2017

Net cash provided by (used in):
Operating activities	$(19,715)	$(32,735)
Investing activities	(371)	(1,577)
Financing activities	24,706	109,968

Net increase in cash, cash equivalents and restricted cash	$4,620	$75,656

Net cash used in operating activities

Net cash used in operating activities was $19.7 million during the year ended December 31, 2016, compared to $32.7 million during the year ended December 31, 2017. The increase of $13.0 million in cash used in operating activities was primarily due to increases in net loss of $16.6 million, adjusted year-over-year for the non-cash impact of the fair value remeasurement of the preferred stock tranche liability of $2.1 million and increased stock-based compensation expense of $0.5 million. The cash used in operating activities was a result of increased expenses, particularly in research and development.

Net cash used in investing activities

Net cash used in investing activities was $0.4 million during the year ended December 31, 2016, compared to $1.6 million during the year ended December 31, 2017. The increase of $1.2 million in cash used in investing activities was due to purchases of laboratory equipment and leasehold improvements.

Net cash provided by financing activities

Net cash provided by financing activities was $24.7 million during the year ended December 31, 2016, compared to $110.0 million during the year ended December 31, 2017. The increase in cash provided by financing activities was due to the gross proceeds of $40.0 million received from the issuance of Series A-2 convertible preferred stock and proceeds of $70.0 million from the issuance of Series B convertible preferred stock during 2017, as compared to $25.0 million from the issuance of Series A-1 convertible preferred stock in 2016.

Funding requirements

We expect our expenses to increase substantially in connection with our ongoing activities, particularly as we advance the preclinical activities and clinical studies of our product candidates in development. In addition, upon the closing of this offering, we expect to incur additional costs associated with operating as a public company.

Our expenses will also increase as we:

•
pursue the clinical development of our most advanced product candidates;

•
continue the research and development of our other product candidates;

•
seek to identify and develop additional product candidates;

•
seek marketing approvals for any of our product candidates that successfully complete clinical development;

•
develop and expand our sales, marketing, and distribution capabilities for our product candidates for which we obtain marketing approval;

•
scale up manufacturing processes and capabilities to support our ongoing preclinical activities and clinical studies of our product candidates and commercialization of any of our product candidates for which we obtain marketing approval;

•
maintain, expand, and protect our intellectual property portfolio;

•
expand our operational, financial, and management systems and increase personnel, including personnel to support our clinical development, manufacturing, and commercialization efforts; and

•
increase our product liability and clinical study insurance coverage as we initiate our clinical studies and commercialization efforts.

As of December 31, 2017, we had cash and cash equivalents of $92.1 million. We believe that our available funds will be sufficient to fund our operations for at least the next                        , without giving effect to any anticipated proceeds from this offering. We have based these estimates on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we expect.

Until such time, if ever, as we can generate substantial product revenues, we expect to finance our cash needs through a combination of equity offerings, debt financings, or other third-party funding, including potential strategic alliances and licensing or collaboration arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest may be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a common stockholder. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures, or declaring dividends.

If we raise funds through collaborations, strategic alliances, or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs, or product candidates or to grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce, or terminate our product development or future commercialization efforts or grant rights to third parties to develop and market our product candidates that we would otherwise prefer to develop and market ourselves.

Contractual obligations and other commitments

The following table summarizes our contractual obligations as of December 31, 2017 (in thousands):

	Payments due by period
Contractual Obligations:	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total

Operating leases(1)	$619	$1,262	$1,077	$—	$2,958

Total contractual obligations	$619	$1,262	$1,077	$—	$2,958

(1)    Operating leases include total future minimum rent payments under non-cancelable operating lease agreements.

We also enter into contracts in the normal course of business with CROs for clinical studies, preclinical research studies and testing, manufacturing, and other services and products for operating purposes. These contracts generally are cancelable at any time by us, generally upon 30 days prior written notice. These payments are therefore not included in this table of contractual obligations.

Off-balance sheet arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

Quantitative and qualitative disclosures about market risk

Our primary exposure to market risk is interest income sensitivity, which is affected by changes in the general level of U.S. interest rates. Our cash and cash equivalents of $92.1 million as of December 31, 2017 consisted of cash and money market accounts. The primary objectives of our investment activities are to preserve principal, provide liquidity, and maximize income without significantly increasing risk. However, because of the short-term nature of the instruments in our portfolio, a sudden change in market interest rates would not be expected to have a material impact on our financial condition, or results of operation.

Inflation would generally affect us by increasing our cost of labor and clinical study costs. We do not believe that inflation had a material effect on our business, financial condition, or results of operations during the period ended December 31, 2016 and 2017.

Critical accounting policies and significant judgments and estimates

We prepare our financial statements in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. In the preparation of these financial statements, we are required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses, and related disclosures. To the extent that there are material differences between these estimates and actual results, our financial condition or operating results would be affected. We base our estimates on past experience and other assumptions that we believe are reasonable under the circumstances, and we evaluate these estimates on an ongoing basis.

While our significant accounting policies are described in more detail in the notes to our financial statements appearing at the end of this prospectus, we believe the following accounting policies are those most critical to the judgments and estimates used in the preparation of our financial statements.

Research and development

As part of the process of preparing our financial statements, we are required to estimate our accrued research and development expenses. This process involves reviewing open contracts and purchase orders, communicating with our personnel to identify services that have been performed on our behalf, and estimating the level of service performed and the associated costs incurred for the services when we have not yet been invoiced or otherwise notified of the actual costs. The majority of our service providers invoice us in arrears for services performed, on a pre-determined schedule or when contractual milestones are met; however, some require advanced payments. We make estimates of our accrued expenses as of each balance sheet date in our financial statements based on facts and circumstances known to us at that time. Examples of estimated accrued research and development expenses include fees paid to:

•
CROs in connection with performing research and development services on our behalf;

•
investigative sites or other providers in connection with clinical studies;

•
vendors in connection with preclinical development activities; and

•
vendors related to product manufacturing, development, and distribution of clinical supplies.

We base our expenses related to clinical studies on our estimates of the services received and efforts expended pursuant to contracts with multiple CROs that conduct and manage clinical studies on our behalf. The financial terms of these agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows. There may be instances in which payments made to our vendors will exceed the level of services provided and result in a prepayment of the clinical expense. Payments under some of these contracts depend on factors such as the successful enrollment of patients and the completion of clinical study milestones. In accruing service fees, we estimate the time period over which services will be performed, enrollment of patients, number of sites activated and level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from our estimate, we adjust the accrual or amount of prepaid expenses accordingly. Although we do not expect our estimates to be materially different from amounts actually incurred, our understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and may result in us reporting expenses that are too high or too low in any particular period. To date, we have not made any material adjustments to our prior estimates of accrued or prepaid research and development expenses.

Stock-based compensation

We measure stock-based awards granted to our employees at fair value on the date of grant and recognize the corresponding compensation expense of those awards over the requisite service period, which is generally the vesting period of the respective award. Generally, we issue stock options and restricted stock with only service-based vesting conditions and record the expense for these awards using the straight-line method. We have historically granted stock options with exercise prices equivalent to the fair value of our common stock as of the date of grant.

The fair value of each stock option grant is estimated using the Black-Scholes option pricing model. We are a private company and lack company-specific historical and implied volatility information. Therefore, we estimate our expected volatility based on the historical volatility of a set of publicly traded peer companies and expect to continue to do so until such time as we have adequate historical data regarding the volatility of our traded stock price. The expected term of our options has been determined utilizing the "simplified method" for awards that qualify as "plain-vanilla" options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that we have never paid cash dividends and do not expect to pay any cash dividends in the foreseeable future.

The assumptions we used to determine the fair value of stock options granted to employees are as follows, presented on a weighted-average basis:

December 31,	2016	2017

Expected volatility	75%	75%
Expected dividends	None	None
Expected option life	5.79 - 6.08 Years	6.08 Years
Risk-free rate	1.36 - 2.03%	2.02 - 2.40%

These assumptions represented our best estimates, but the estimates involve inherent uncertainties and the application of our judgment. As a result, if factors change and we use significantly different assumptions or estimates when valuing our stock options, our stock-based compensation expense could be materially different. We recognize compensation expense for only the portion of awards that are expected to vest.

Our stock-based compensation expense associated with stock options and restricted stock was recorded as (in thousands):

	Years ended December 31,
	2016	2017

Research and development	$171	$325
General and administrative	220	576

Total stock-based compensation	$391	$901

Determination of the fair value of common stock

We are a privately held company with no active public market for our common stock. Therefore, the board of directors has estimated the fair value of our common stock at various dates, with input from management, considering our most recently available third-party valuations of common stock and its assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent valuation through the date of the grant. Once a public trading market for our common stock has been established in connection with the completion of this offering, it will no longer be necessary for our board of directors to estimate the fair value of our common stock in connection with our accounting for granted stock options and shares of restricted stock.

In the absence of a public trading market for our common stock, the valuations of our common stock were performed using methodologies, approaches, and assumptions consistent with the American Institute of Certified Public Accountants Audit and Accounting Practice Aid Series: Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the Practice Aid. We performed these contemporaneous valuations, with the assistance of a third-party specialist, as of October 19, 2015, April 30, 2016, January 31, 2017, and December 31, 2017. The contemporaneous valuations prepared as of October 19, 2015, April 30, 2016, January 31, 2017, and December 31, 2017 resulted in a valuation of our common stock of $0.04, $0.06, $0.09, and $0.19, respectively, as of those dates.

There are significant judgments and estimates inherent in these valuations. These judgments and estimates include assumptions regarding our future operating performance, the stage of development of our product candidates, the timing of a potential initial public offering or other liquidity event, and the determination of the appropriate valuation methodology at each valuation date. If we had made different assumptions, our stock-based compensation expense, net loss attributable to common stockholders, and net loss per share attributable to common stockholders could have been significantly different.

Valuation methodologies

In accordance with the Practice Aid, we considered the various methods for allocating the enterprise value across our classes and series of capital stock to determine the fair value of our common stock at each valuation date.

Our common stock valuations as of October 19, 2015, April 30, 2016, and January 31, 2017 were prepared using an option pricing method. Our common stock valuation as of December 31, 2017 was prepared utilizing a probability-weighted expected return method, or PWERM. Under the PWERM approach, the fair value of our common stock is determined based upon an analysis of future values for our company, and discounted to the present using a risk-adjusted discount rate. The present values of the common stock under each scenario are then weighted based on the probability of each scenario occurring to determine the value of the common stock. This method is generally considered appropriate to use when there are several distinct scenarios to be considered.

JOBS Act

Under Section 107(b) of the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, an "emerging growth company" can delay the adoption of new or revised accounting standards until such time as those standards would apply to private companies. We intend to rely on this exemption. There are other exemptions and reduced reporting requirements provided by the JOBS Act that we are currently evaluating. For example, as an "emerging growth company," we are exempt from Sections 14A(a) and (b) of the Exchange Act which would otherwise require us to (1) submit certain executive compensation matters to shareholder advisory votes, such as "say-on-pay," "say-on-frequency," and "golden parachutes;" and (2) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of our chief executive officer's compensation to our median employee compensation. We also intend to rely on an exemption from the rule requiring us to provide an auditor's attestation report on our internal controls over financial reporting pursuant to

Section 404(b) of the Sarbanes-Oxley Act. We will continue to remain an "emerging growth company" until the earliest of the following: (1) the last day of the fiscal year following the fifth anniversary of the date of the completion of this offering; (2) the last day of the fiscal year in which our total annual gross revenue is equal to or more than $1.07 billion; (3) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; or (4) the date on which we are deemed to be a large accelerated filer under the rules of the SEC.

Recent accounting pronouncements

See Note 2 to our financial statements appearing at the end of this prospectus for a full description of recent accounting pronouncements including the respective expected dates of adoption and estimated effects, if any, on our financial statements.

Business

Overview

We are a clinical-stage biopharmaceutical company focused on the discovery, development, and commercialization of novel, proprietary, synthetic small molecules for the treatment of brain and nervous system disorders. We focus our efforts on targeting and modulating N-methyl-D-aspartate receptors, or NMDArs, which are vital to normal and effective function of the brain and nervous system. We believe leveraging the therapeutic advantages of the differentiated modulatory mechanism of our compounds will drive a paradigm shift in the treatment of disorders of the brain and nervous system.

We are advancing a pipeline of distinct product candidates derived from our NMDAr modulator discovery platform, or discovery platform. This platform enables us to discover compounds that have the potential to modulate NMDArs optimally. We are currently studying our first product candidate, NYX-2925, in two Phase 2 studies in chronic pain. The first is in subjects with painful diabetic peripheral neuropathy, or DPN, and the second is in subjects with fibromyalgia. We expect to report top-line data from these studies in                  . Our second product candidate, NYX-783, is currently in Phase 1 clinical development and we intend to develop it for the treatment of post-traumatic stress disorder, or PTSD. We expect Phase 1 data in                  and are planning to initiate a Phase 2 clinical study in                  . Our third product candidate, NYX-458, is currently in preclinical development. We are planning to submit an investigational new drug, or IND, application to the U.S. Food and Drug Administration, or FDA, and to initiate a Phase 1 study in                  . We intend to develop NYX-458 for the treatment of cognitive impairment associated with Parkinson's disease.

Our discovery platform is based on extensive original research into a novel way of modulating NMDArs. NMDArs are a well-established subclass of receptors for glutamate, the principal excitatory neurotransmitter in the brain. Our molecules bind in a previously uncharacterized binding domain, or "pocket", on NMDArs that is distinct from that of other NMDAr-targeted therapies. The mechanism by which our molecules modulate NMDArs triggers a cascade of activity that ultimately strengthens the synaptic connections between neural cells, resulting in stronger connections over time between these cells. The communication between neural cells is not only essential to routine function of the nervous system, but also allows the cells of the nervous system to learn, or adapt in response to external stimuli, through a process called synaptic plasticity. We believe our therapeutic approach, which modulates NMDArs to enhance synaptic plasticity, affecting learning and memory, holds great promise for alleviating multiple disorders of the brain and nervous system, such as cognitive impairment, PTSD, chronic pain, and depression.

The foundation of our proprietary discovery platform is the ability to modulate NMDArs in a highly specific and selective manner to enhance synaptic plasticity. Rather than fully turning the receptor "on" (agonist) or "off" (antagonist), we believe our approach effectively normalizes NMDAr function, enhancing communication between neural cells and avoiding the issues associated with excessive unidirectional activation or inhibition that have plagued NMDAr-targeted drug development historically.

In clinical studies, compounds generated from our discovery platform penetrate the blood-brain barrier to achieve brain concentration levels consistent with levels observed at doses that had significant effects in various preclinical animal models. These compounds are orally bioavailable, potentially suitable for once-daily dosing, and have favorable tolerability profiles that we believe may allow for wide dose ranges that are both safe and effective.

The following table summarizes our pipeline of lead product candidates generated from our discovery platform:

^      AGN-241751 is currently under development by Allergan and subject to its option through our ongoing research collaboration. For a discussion of this collaboration, see "Business—Research collaboration agreement with Allergan."

Our first product candidate, NYX-2925, is a novel, oral, small-molecule NMDAr modulator currently in Phase 2 clinical development for the treatment of chronic pain. NYX-2925 works by enhancing synaptic plasticity mechanism that is differentiated from any therapy currently used for the treatment of neuropathic pain. This approach is uniquely suited to treat chronic pain. It is established that, when pain becomes chronic (especially neuropathic pain) it becomes a largely centralized disorder mediated by central learning and memory pathways. The development of NYX-2925 in painful DPN has received Fast Track designation from the FDA. In a Phase 1 study, NYX-2925 demonstrated a predictable, dose-dependent, and linear pharmacokinetic, or PK, profile with no accumulation after multiple daily doses and was well-tolerated with no drug-related serious adverse events. In addition, across numerous and various preclinical models of neuropathic pain, we have observed robust, rapid, and long-lasting analgesic effects following dosing with NYX-2925. Neuropathic pain affects more than 18 million people in the United States, of which DPN accounts for approximately 5.5 million. Approved therapies for neuropathic pain provide suboptimal efficacy and often come with substantial side effects and abuse liability. However, despite these limitations, nearly $19.7 billion in sales were achieved in 2016 for treatments related to pain, of which we estimate over $4 billion came from treatments related to neuropathic pain. If approved, we believe NYX-2925 will provide an attractive and effective therapeutic option for treating painful DPN. We are also conducting an exploratory efficacy and biomarker study of NYX-2925 in subjects suffering from fibromyalgia, which affects approximately 5 million people in the United States. We believe the therapeutic profile of NYX-2925 may allow us to expand the development of this molecule into multiple other chronic pain conditions.

Our second product candidate, NYX-783, is a novel, oral, small-molecule NMDAr modulator currently in Phase 1 clinical development. We intend to develop NYX-783 for the treatment of PTSD, which has been granted Fast Track designation by the FDA. In preclinical models of contextual fear conditioning and extinction, NYX-783 appears to both accelerate fear extinction and inhibit spontaneous fear recovery, making it an ideal product candidate for the treatment of PTSD. Unlike currently used therapies, we believe NYX-783 has the potential to target the underlying cause of PTSD—learning and memory dysfunction associated with an inability to extinguish fear caused by trauma—as well as the core symptoms and comorbidities associated with the disorder. It is estimated that 8% to 10% of people that experience trauma will develop PTSD in their lifetime and approximately 8.5 million people currently suffer from PTSD in the United States. Many of these people are currently untreated or poorly treated due to the lack of safe and effective options. To date only two pharmacotherapies have been approved to treat PTSD and both are selective serotonin reuptake inhibitor, or SSRI, antidepressants that have limited efficacy in treating the symptoms of PTSD.

Our third product candidate, NYX-458, is currently in preclinical development and we are planning to submit an IND application to the FDA in                  for the treatment of Parkinson's disease cognitive impairment. Mechanistic rationale and compelling preclinical data in a model of Parkinson's disease suggest NYX-458 may be optimally suited to treat the cognitive deficits caused by the disease. This model is highly relevant and translatable, as it evaluates the compound's effects in non-human primates by employing the neurotoxin MPTP to destroy dopamine-related neural cells similar to the way Parkinson's disease does in humans and measuring cognitive function using the same battery of tests used in human clinical studies. In the model, oral administration of NYX-458 resulted in a reversal of MPTP-induced cognitive impairment and, on some measures, restored cognitive function back to pre-MPTP baseline levels. NYX-458 has also shown robust and long-lasting effects in relevant rodent models, including water maze and novel object recognition models. We plan to initiate a single- and multiple-ascending dose Phase 1 study to evaluate safety, tolerability, and PK in                  .

We are also evaluating our product candidates in clinical studies designed to explore NMDAr-dependent biomarkers in healthy human subjects. Using readily and rapidly measurable markers, these studies have the potential to further demonstrate that our small-molecule compounds can engage NMDArs and downstream pathways in the human brain in a dose-dependent and predictable way. Successful biomarker studies could aid in our understanding of clinical efficacy results and optimal dosing regimens, and allow us to optimize future clinical study design.

While all of our product candidates and the other molecules from our discovery platform modulate NMDArs, they are distinct chemical entities with different pharmacologic properties. Each of our molecules binds uniquely within the binding domain, resulting in a variety of activity, potency, and NMDAr-subtype selectivity profiles. We evaluate the therapeutic implications of these variations by interrogating our molecules across different preclinical models of brain and nervous system disorders. The data we collect from these preclinical studies indicate which molecules are better suited for different indications and inform our development decisions accordingly.

We have secured intellectual property protection for our clinical-stage compounds and are pursuing intellectual property protection for our other compounds. In addition, we have characterized the binding domain of our compounds on NMDArs and created a broad portfolio of chemical scaffolds and specific compounds that demonstrate NMDAr interaction and properties appropriate for drugs that target the central nervous system, or CNS. We believe the breadth and depth of our medicinal chemistry efforts are comprehensive with respect to this particular mechanism of NMDAr modulation. We have secured, or have applications to secure, the associated intellectual property protection for these compounds. We believe our intellectual property strategy and medicinal chemistry approach position us to make meaningful clinical advances in safety and efficacy through the enhancement of synaptic plasticity utilizing our differentiated mechanism.

Our company and history

We have assembled a world-class management team with highly relevant scientific, clinical, regulatory, and commercial expertise. Many members of our management team worked together for several years at Naurex Inc., or Naurex, prior to the spin out of Aptinyx in 2015 in conjunction with the acquisition of Naurex by Allergan for up to $1.7 billion in total deal value, $560 million of which it agreed to pay up front. Our Chief Scientific Officer, Joseph Moskal, Ph.D., pioneered our NMDAr modulation approach, beginning with his work at the National Institutes of Health, or NIH, in the 1990s and continuing across his academic career at various institutions, including Northwestern University, where he is currently a Distinguished Research Professor. Dr. Moskal discovered a peptide compound, rapastinel, which Naurex ultimately evaluated in two Phase 2 studies in subjects with major depressive disorder. The data from those studies offered clinical validation of our unique mechanism of modulating NMDArs, informing Allergan's acquisition of Naurex and its advancement of rapastinel into Phase 3 development. Rapastinel has been granted breakthrough therapy designation by the FDA. Naurex scientists had also developed a separate new platform for discovering small-molecule compounds that bind to and modulate NMDArs in a fashion similar to that of rapastinel. This discovery platform was spun out into Aptinyx and formed the foundation of our company.

As part of the Naurex-Allergan transaction and spin out of Aptinyx, we entered into a research collaboration with Allergan around the discovery, screening, and profiling of novel NMDAr modulators from our discovery platform. In addition to fueling our own pipeline, this collaboration has enabled Allergan to advance another product candidate from our discovery platform, AGN-241751, into clinical development for the treatment of major depressive disorder. Under the terms of the collaboration, Allergan has options to acquire up to three molecules (which may include AGN-241751) from our discovery platform and to develop those molecules within a field of specified indications set out in the collaboration agreement. For each option Allergan exercises, it will be obligated to make a nominal option fee payment and will have no further obligations to pay downstream royalties or milestones. For a discussion of this collaboration, see "Business—Research collaboration agreement with Allergan."

We are backed by a group of leading institutional life science investors, including Adage Capital, Adams Street Partners, Bain Capital Life Sciences, Frazier Healthcare Partners, HBM Healthcare Investments, Longitude Capital, Nan Fung Life Sciences, New Leaf Venture Partners, Osage University Partners, Partner Fund Management, and Rock Springs Capital, among others.

Our strategy

Our goal is to become a leading biopharmaceutical company to discover, develop, and commercialize innovative therapies for disorders of the brain and nervous system with significant unmet medical needs. Key elements of our strategy are to:

•
Advance the development of NYX-2925 as a novel treatment for chronic pain conditions.  We are currently studying NYX-2925 in two Phase 2 studies in subjects with chronic pain. The first is in subjects with painful DPN and the second is in subjects with fibromyalgia. We believe positive results from these studies will establish NYX-2925, if approved, as a high-potential therapy for chronic pain with mechanistic innovations that address significant unmet medical needs around efficacy, safety, dosing regimens, and the alleviation of comorbid symptoms. We expect efficacy data from these studies to be available in                             and to form the basis for future studies for regulatory approvals in not only painful DPN and fibromyalgia, but also additional chronic and centrally-mediated pain indications.

•
Advance the development of NYX-783 as a novel treatment for PTSD.  We are currently evaluating NYX-783 as a potential treatment for people with PTSD. This compound is currently in Phase 1 clinical development. We expect to initiate a Phase 2 study during                  and to report Phase 2 data during                  . We believe NYX-783, if approved, could represent a transformational treatment for PTSD that addresses the underlying learning and memory dysfunction associated with an inability to extinguish fear caused by trauma, as well as the disorder's core symptoms and major comorbidities.

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Advance the development of NYX-458 as a novel treatment for Parkinson's disease cognitive impairment.  We are currently conducting preclinical studies for NYX-458, and plan to submit an IND application to the FDA in                   . Based on compelling data in a relatable, translatable model, we believe NYX-458, if approved, may offer substantial improvements over existing treatments for Parkinson's disease cognitive impairment by working through the synaptic plasticity mechanisms that drive cognition, including attention, learning, and memory.

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Continue to expand our pipeline by leveraging our NMDAr modulator discovery platform, building on and extending our leadership in NMDAr biology.  We intend to use our discovery platform to develop a broad pipeline and product portfolio across an array of disorders of the brain and nervous system. Our pipeline is fueled by our library of over 800 unique, synthesized, small-molecule NMDAr modulators derived through our extensive original research and the discovery of a novel binding domain that we believe could allow for safe and effective enhancement of synaptic plasticity. All of these compounds have been designed to meet favorable CNS safety and PK criteria. We also plan to identify and use NMDAr-dependent biomarkers to expedite and inform the development of our future product candidates.

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Optimize the development and commercial potential of our product candidates.  We own the worldwide commercial rights to NYX-2925, NYX-783, and NYX-458 in our selected indications. Our primary strategy is to independently pursue the development and commercialization of our product candidates. We have assembled an experienced management team that is capable of executing along the entire value chain of drug development and commercialization. As we continue to build and develop our product portfolio, we may opportunistically pursue strategic partnerships that maximize the value of our pipeline.

Synaptic plasticity and NMDAr function in the brain and nervous system

Neural cells communicate through chemical messengers called neurotransmitters. Examples of common neurotransmitters include glutamate, glycine, GABA, acetyl choline, serotonin, dopamine, and norepinephrine. These neurotransmitters move from one neural cell to the receptors of another neural cell across small gaps between them called synapses. Movement of these neurotransmitters between neural cells is the main way in which they communicate with each other. The communication can be positive (excitation) or negative (inhibition). If excitation of a neural cell is sufficient, it will activate, or depolarize, transmitting a signal along its length.

The communication between neural cells not only enables routine function of the nervous system, but also allows the cells of the nervous system to learn, or adapt in response to external stimuli, through a process called synaptic plasticity. The hallmarks of synaptic plasticity include changes in the structure and function of neural cells, such as growth of neural cell endings and strengthening of synaptic connections. These lasting changes in cell structure and function are believed to translate into changes in learning, memory, cognition, mood, pain perception, and behavior.

NMDArs are important to synaptic plasticity as they are a subclass of receptors for glutamate, the principal excitatory neurotransmitter in the brain. NMDArs sit on neural cells and form channels or pores in the cell membrane that open when the receptors are activated and close when they are not. The open channel allows positively charged particles, such as calcium ions, to enter the cell and begin a cascade of activity. NMDArs require several events to occur simultaneously for the receptor to be activated. NMDArs cannot open when the neural cells they are on are in a resting state. The first event required for the receptor to be activated is therefore that the neural cell must be activated or depolarized. At the same time, the receptor must bind glutamate released by the activation of an adjacent neural cell. When these events happen simultaneously, NMDArs can be activated and open. The figure below illustrates this cascade of activity leading to activation of NMDArs.

NMDAr activation triggers a cascade of activity that ultimately strengthens the synaptic connections between neural cells that are simultaneously activated. For example, a particular group of neural cells might be activated in response to an external stimulus, such as seeing a previously unseen ("novel") object. The neural cells that are simultaneously activated by this stimulus will, through this NMDAr-dependent mechanism, become more strongly connected, and the connections will strengthen more if the object is encountered multiple times. This essentially hardwires the response to this stimulus into the brain, creating a memory of the (now "familiar") object.

The process of forming stronger connections over time between neural cells is known as long-term potentiation, or LTP. The opposing process, whereby connections weaken between cells that show less activity is known as long-term depression, or LTD. LTP and LTD are believed to be the primary physical manifestations of learning and memory throughout the brain covering a range of phenomena, including emotion and pain. These processes are key components of synaptic plasticity and act to strengthen and weaken neural connections in response to changing patterns of activity.

Learning, communication, and cognition

Synaptic plasticity is critically involved in learning and memory processes. Abnormalities in synaptic plasticity underlie a number of disorders. Disorders of cognitive ability such as dementia and mild cognitive impairment, or MCI, seen in Alzheimer's disease, Parkinson's disease, stroke, traumatic brain injury, or TBI, and numerous other diseases, clearly indicate an intuitive connection to the process of learning, thinking, and forming memories driven by synaptic plasticity. In many cognitive disorders, people undergo progressive loss of structure or function of neural cells. Here, the disease pathology may trigger an inability to properly attend to stimuli, learn, or remember how to perform tasks driven by a similar lack of synaptic plasticity.

There are a number of additional disorders where a similar lack of effective learning or memory plays a critical role. For example, in PTSD, chronic pain, and depression, there is evidence that specific regions of the brain exhibit a lack of plasticity and the ability to appropriately learn. Therapeutic approaches that modulate NMDArs to enhance synaptic plasticity hold great promise for alleviating these disorders, among others.

For instance, in people with PTSD, the brain acts as though a repeated stressful stimulus is present when it is not, and the acute stress, fear, and other symptoms that characterize PTSD are the result of the abnormally intrusive memory of past trauma. In many cases of chronic pain, the brain is acting as though a painful stimulus is present even when it is not, or the perception of pain is disproportional to the extent of the stimulus. This is especially true of neuropathic pain, which arises from the nervous system itself. Similarly, in some people with depression, the brain may act as though a repeated mood depressing stimulus is present even when it is not.

Many of the available treatments for these disorders are weakly efficacious. Treatments often result in little or no benefit for large groups of patients and often are accompanied by significant side effects. For example, drugs acting as calcium channel blockers often have side effects including nausea, edema, and dizziness while only providing modest efficacy. SSRIs and selective serotonin—norepinephrine reuptake inhibitors, or SNRIs, are antidepressants which may have side effects such as nausea, constipation, and weight gain while the efficacy is highly variable and often takes weeks to be achieved, if it ever is. Many current therapies for disorders like neuropathic pain, PTSD, and cognitive impairment have unclear or partially understood mechanisms of action or may involve multiple potential mechanisms, leading to similar issues with inconsistent responses and side effects. The underlying lack of synaptic plasticity in these disorders has not been effectively targeted by existing therapies.

Limitations of historical approaches to targeting NMDArs

Given the well-established evidence of a connection between certain brain and nervous system disorders, aberrant neural cell communication, and NMDArs, scientists have been trying for decades to target this family of receptors to create therapies that effectively treat these disorders. Many of the drugs developed to target NMDArs utilize the binding sites of glutamate or glycine or target the NMDAr channel itself, turning the receptor "off" (antagonists) by closing the receptor or "on" (agonists) by opening the receptor.

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Antagonists can have significant side effects at therapeutic doses, such as psychosis-like symptoms, and dissociative symptoms such as detachment, abnormal perceptions, and memory loss, which strongly limit the potential for chronic use. The NMDAr antagonist ketamine is even used clinically as an anesthetic due to the extent of its sedative and amnesic effects.

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Agonists can cause toxicity and cell death due to prolonged NMDAr activation, a process that is believed to play a role in some neurodegenerative disorders such as Alzheimer's disease.

Prior approaches to targeting NMDArs have been unidirectional, and compounds developed using these approaches have narrow therapeutic windows, resulting in limited utility. A unidirectional approach to targeting NMDArs resembles a light switch that can only be turned on or off, when what is required is a dimmer switch to dial light levels up or down in smaller increments. The drugs that have been developed using this on/off approach are also limited by their significant side effects.

Our approach to modulating NMDArs and enhancing synaptic plasticity

Our approach to targeting NMDArs is unique, binding to a previously uncharacterized site to facilitate the activation of NMDArs leading to the cascade of activity described earlier that ultimately leads to enhanced synaptic plasticity, or neural cell communication. Our compounds enable a subtle modulation of communication between neural cells without fully turning the receptor on or off. The binding of our compounds to the NMDAr results in a concentration-dependent change in receptor conformation that can facilitate appropriate activation. The figure below illustrates the cascade of activity leading to enhanced LTP and synaptic plasticity, the mechanism by which we believe our product candidates work.

The modulatory activity of our compounds can be observed in a calcium flux assay in which NYX-2925, in a concentration dependent manner, can either enhance calcium flux by approximately 20% or inhibit calcium flux by approximately 20%. This differs substantially from antagonists like ketamine which only exhibit unidirectional effects and reduce calcium flux by up to 100%. This comparison is shown in the figure below.

Our proprietary compounds are intended to normalize NMDAr function through subtle modulation, allowing for synaptic plasticity to be enhanced without fully turning the receptor on or off, potentially avoiding significant side effects. We believe we are positioned to be the first biopharmaceutical company to exploit this mechanism to develop small-molecule therapeutics with substantially wider therapeutic windows than other NMDAr-targeted compounds and to treat numerous disorders of the brain and nervous system. We are initially focusing on the following disorders which have the potential to be addressed via this mechanism:

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Chronic Pain:  Chronic pain, especially neuropathic pain arising from the sensory nervous system itself, and associated emotional disturbances are believed to be partly driven by inappropriate neural cell communication in specific regions of the brain. It is established that when pain becomes chronic (especially neuropathic pain), it becomes a largely centralized disorder mediated by central learning and memory pathways. We believe centrally-mediated pain disorders can be addressed through the enhancement of synaptic plasticity. This is evidenced by the ability of NYX-2925 to alleviate pain and emotional disturbances in animal models of neuropathic pain.

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PTSD:  One of the key characteristics of PTSD is the re-experiencing of fear related to a traumatic event. This can take different forms including experiencing distress in response to reminders of the event or a heightening of startle responses to otherwise harmless triggers. The persistence of, and inability to extinguish, this fear response is also believed to be partly driven by inappropriate neural cell communication in specific regions of the brain. NYX-783 enhances synaptic plasticity and neural cell communication and has shown the ability to significantly accelerate fear extinction in animal models.

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Cognitive Impairment:  Cognitive impairment can occur in multiple cognitive domains, many of which are dependent on effective learning and memory. Since learning and memory are synaptic plasticity dependent, there is a clear potential for NMDAr modulation to enhance cognition. NYX-458 has demonstrated an ability to substantially reverse cognitive deficits seen in a non-human primate model of Parkinson's disease. On some measures, such as those relating to attention, working memory, and cognitive flexibility, function was restored to baseline levels.

While aspects of the underlying pathology in these different conditions are similar, the precise pathways and nature of abnormal neural cell communication is different in each case. As a result, we functionally screen our drug candidates to determine which molecules are best suited for further development in which indications.

Our NMDAr modulator discovery platform

We have synthesized an extensive proprietary chemistry library of over 800 unique, small-molecule NMDAr modulators that demonstrate receptor interaction and particular properties appropriate for drugs that target the brain and nervous system. These distinct molecules are at various stages of the drug discovery and development process, from initial synthesis to clinical studies. We designed all of these compounds to bind to a unique binding site on NMDArs. NMDArs are composed of multiple subunits and can be expressed in different configurations within the brain and nervous system leading to multiple potential subtypes of NMDArs that show different properties and play different roles in brain and nervous system function. Our compound library demonstrates a range of profiles in receptor subtype binding and subsequent activity.

The differentiated binding profiles across compounds result in variations in activity and potency depending on the disease model being assessed. This allows us to screen compounds as potential therapies for specific disorders of the brain and nervous system based on their specific effects in different animal and cell-based models. The data we collect from these preclinical studies indicate which molecules are better suited for different indications and inform our development decisions accordingly.

The chemistry underlying our discovery platform stems from decades of original research beginning at the NIH and more recently at Northwestern University. This research began with the study of the underlying foundation of learning and memory, and eventually led to the discovery of a peptide that modulated a novel binding domain on NMDArs. Administration of the peptide, rapastinel, in animal models was shown to enhance synaptic plasticity in a dose-dependent fashion. As a peptide, rapastinel could not be dosed orally due to lack of oral bioavailability. Dosed intravenously, rapastinel showed a favorable tolerability profile, with no drug-related serious adverse events in over 500 subjects, and met the primary endpoint and achieved statistical significance on some of the secondary endpoints in two Phase 2 studies of major depression disorder and was acquired by Allergan in 2015 through the acquisition of Naurex.

Aptinyx was formed around the continuation of this research, with the discovery and synthesis of small-molecules that were able to bind in the same distinct domain on NMDArs and modulate activity in a similar manner as rapastinel, but with a diversity of chemistry and activity not readily achievable with peptides. Many of these small molecules, including NYX-2925 and the other molecules in our pipeline, have shown robust and long-lasting activity in several animal models and high bioavailability and brain penetration after oral administration in animal models and clinical studies. Although our new generation of small-molecule NMDAr modulators is building on the same validated foundational research that led to rapastinel, our medicinal chemistry approach has generated a wide range of differentiated pharmacological profiles, and all with the convenience of oral dosing.

Our pipeline

^      AGN-241751 is currently under development by Allergan and subject to its option through our ongoing research collaboration. For a discussion of this collaboration, see "Business—Research collaboration agreement with Allergan."

We have three clinical-stage product candidates derived from our discovery platform, NYX-2925, NYX-783, and NYX-458, which we are developing for the treatment of chronic pain, PTSD, and Parkinson's disease cognitive impairment, respectively. In addition to our clinical-stage product candidates, we believe our preclinical-stage small molecules have the potential to treat numerous other brain and nervous system disorders that may be addressed through NMDAr modulation or synaptic plasticity enhancement.

NYX-2925

Our first product candidate, NYX-2925, is in Phase 2 clinical development for the treatment of painful DPN, as well as a Phase 2 exploratory study in fibromyalgia. We expect to report top-line data from these studies in                  . In a Phase 1 study, NYX-2925 demonstrated a favorable tolerability and PK profile. NYX-2925 has also presented robust, dose-dependent, long-lasting activity across various preclinical pain models. Assuming positive Phase 2 studies, we plan to develop NYX-2925 for multiple other chronic pain conditions.

Mechanistic rationale

There is increasing evidence implicating inappropriate neural cell communication and NMDAr-dependent synaptic plasticity in states of chronic pain. Human imaging studies have shown that as pain becomes chronic, the activated brain regions transition from regions associated with sensory processing to regions associated with learning and memory processing. This is seen across chronic and neuropathic pain conditions including painful DPN and fibromyalgia, as well as other centrally-mediated pain disorders such as lower back pain and osteoarthritis. This suggests that, over time, chronic pain becomes a largely centralized disorder of learning and memory process. Therefore, therapies that improve neural cell communication have great potential to be effective across a wide range of chronic pain conditions.

Chronic and neuropathic pain are also associated with comorbidities including impaired cognitive and emotional states. Because NMDArs are critical for neural cell communication, as well as in emotional and cognitive learning, we believe that targeting NMDArs can be effective in addressing chronic pain and its comorbidities.

Disease overview

According to the NIH, chronic pain is a persistent pain in which pain signals are transmitted within the nervous system for weeks, months, or years. Chronic pain can be triggered by an initial incident or an ongoing cause of pain. Some people may also suffer chronic pain in the absence of past injury or tissue damage. The figure below outlines chronic pain versus acute pain, and also provides examples of each of the various types of pain.

We are currently studying NYX-2925 in two Phase 2 studies across two chronic pain conditions. The first study is in painful DPN. According to the American Chronic Pain Association, painful DPN is one of the most common complications among people with diabetes. It often causes pain or loss of feeling in the toes, feet, legs, hands, and arms. People with painful DPN report the experience of burning, electric or stabbing pain, and may also suffer from increased sensitivity to pain, or hyperalgesia, or even a pain response to an otherwise non-painful stimulus, or allodynia.

In the second study, we are exploring the effects of NYX-2925 in fibromyalgia, primarily focused on changes to markers in the brain associated with pain processing. Fibromyalgia is a condition of chronic widespread pain associated with fatigue, sleep disturbances, cognitive impairment, and depression. Individuals suffering from fibromyalgia display symptoms without an associated cause such as tissue inflammation or other damage. The systemic nature of fibromyalgia symptoms suggests that it is a centralized pain disorder with a dysfunction in pain processing within the brain.

Prevalence and market opportunity

We estimate that up to 100 million adults in the United States suffer from chronic pain. In a recent study, IMS Health Institute estimated the market for pain treatments in the United States in 2016 was approximately $19.7 billion, of which we estimate that neuropathic pain treatments represented approximately $4 billion. While we believe our compounds have the potential to address many chronic pain conditions, we estimate that the initial pain conditions we are targeting have the following prevalence in the United States:

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Painful DPN—approximately 5.5 million patients

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Fibromyalgia—more than 5 million patients

The figure below shows our estimates of the U.S. prevalence of a few of the most common and relevant chronic pain conditions.

Current treatment options and unmet needs

There is substantial overlap in the treatment of chronic pain conditions, especially among our lead indications, painful DPN and fibromyalgia, where two drugs, duloxetine and pregabalin, developed by Eli Lilly and Pfizer, respectively, are widely used and have achieved substantial sales. Cymbalta (duloxetine), originally developed as an antidepressant, has been approved for multiple chronic pain conditions and before facing generic competition achieved peak sales of $5.1 billion in 2013. Lyrica (pregabalin) was originally developed for postherpetic neuralgia and painful DPN, then later expanded into fibromyalgia and pain due to spinal cord injury. Lyrica achieved revenue of $5.2 billion in 2017 with the majority of revenue from painful DPN and fibromyalgia.

In addition to duloxetine and pregabalin, the opioid tapentadol is the only other drug that is FDA-approved for painful DPN. The figure below outlines a number of therapies for painful DPN published in the American Diabetes Association's current guidelines.

Despite these treatment options, substantial unmet medical need remains in the treatment of chronic pain broadly, and specifically in painful DPN. Many of these therapies have unclear or partially understood mechanisms of action, or may involve multiple potential mechanisms and targets, leading to the issues with inconsistent responses and side effects.

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Efficacy.  Therapies used today lack a mechanism targeted specifically for chronic pain. Most therapies were originally developed as either anticonvulsants or antidepressants. Only one-third of neuropathic pain and fibromyalgia patients achieve a 50% pain reduction with pharmacotherapy, and nearly all continue to experience residual pain. Most therapies require treatment of four to eleven patients in order for just one to achieve a satisfactory (>50%) pain reduction.

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Tolerability.  All of the existing drugs used to treat painful DPN and fibromyalgia show side effects, including somnolence, dizziness, edema, tremors, nausea, constipation, and weight gain.

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Dosing.  Many of the currently used therapies must be taken two to three times daily in order to maintain a pain response, if one is achieved at all. In a chronic condition, dosing multiple times daily can lead to lack of compliance, or failure to take medication as prescribed, which in turn leads to overall suboptimal treatment.

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Abuse potential.  Abuse of pain medications is commonly associated with opioids, but other chronic pain therapies have been recognized as drugs with abuse potential. Specifically, pregabalin and gabapentin have been recognized as therapies carrying substantial risks. Duloxetine comes with the potential for withdrawal symptoms if discontinued abruptly.

Even with these issues, drugs to treat chronic pain conditions have garnered significant revenue and are or have been (Lyrica and Cymbalta, respectively) among the top-selling pharmaceutical products globally. We believe this indicates broad and substantial unmet need in this space.

NYX-2925 has a mechanism of action that is distinct from all other existing and emerging therapies. We believe that NYX-2925, if approved, may represent a substantial improvement to existing therapies in the following ways:

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provide rapid and durable (long-lasting) pain symptom resolution;

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induce fewer side effects than current therapies;

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enhance patient compliance with a simple dosing regimen; and

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provide a chronic pain therapy that has low potential for abuse liability.

In the future, we expect to develop NYX-2925 for broader chronic pain indications, such as neuropathic lower back pain and osteoarthritis, where there is significant need for chronic pain therapies without serious dependency issues. The Centers for Disease Control and Prevention estimates that, on average, 115 Americans die every day from an opioid overdose and that the economic burden to the United States, including the costs of healthcare, lost productivity, addiction treatment, and criminal justice involvement, is $78.5 billion a year. We believe that NYX-2925 has the potential to meet the desperate need for safe and effective non-opioid chronic pain therapies.

Ongoing Phase 2 clinical studies

Given the preclinical data supporting the potential ability of NYX-2925 to meet the significant unmet needs existing in the management of chronic pain, especially neuropathic pain, we have initiated two Phase 2 clinical studies in chronic pain, one in subjects with painful DPN and one in subjects with fibromyalgia. We believe NYX-2925 has the potential to achieve robust pain reduction with limited side effects.

Painful diabetic peripheral neuropathy

We are currently enrolling a Phase 2 clinical study to evaluate efficacy and safety for NYX-2925 for the treatment of painful DPN, our lead clinical indication. The study is a double-blind, randomized, and placebo controlled clinical study of NYX-2925 in 300 subjects across multiple U.S.-based sites. We are studying multiple doses of NYX-2925 ranging up to 200 mg. Subjects will be dosed daily for four weeks, with an additional one week follow-up period.

Pain will be assessed using a patient reported scale (with a pain score ranging from zero to ten) and recorded daily on a provided hand-held device. The study will assess daily pain scores at baseline (for seven days prior to treatment) and throughout the study duration. Additional end-points will measure a range of other physical and psychological parameters.

We currently expect to conclude enrollment in                  , with top-line results expected in                  .

To mitigate high placebo response rates seen in similar chronic pain studies, we have included an analysis of baseline (pre-treatment) pain scores as part of the screening process for the study. Our protocol removes subjects, prior to randomization, whose daily pain scores exhibit significant day-to-day variation, which variation is associated with higher rates of placebo response. This is intended to reduce the variance of baseline pain scores and help to ensure a robust comparison with pain score during and after treatment.

The figure below illustrates the design of our Phase 2 study in subjects with painful DPN.

Fibromyalgia

We are currently enrolling an exploratory Phase 2 clinical study in subjects with fibromyalgia. The study is a single-blind, placebo-controlled clinical study. We intend to enroll 24 subjects across two U.S.-based sites evaluating daily doses of 20 mg and 200 mg.

The goal of the study is to determine whether daily dosing of NYX-2925 in subjects with fibromyalgia changes certain biomarkers of central pain processing using various neuro-imaging techniques, including functional magnetic resonance imaging, or fMRI. This study will give us data to indicate at which dose these changes are most prominent, potentially aiding in the design of a focused late-stage program in this indication, or other chronic pain indications. We will also evaluate additional end-points, including daily pain scores, measuring a range of other physical and psychological parameters. Each subject will serve as his or her own control, receiving both placebo and NYX-2925 over the six weeks of the study.

We currently expect to conclude enrollment in                  , with top-line results expected in                  . The figure below illustrates the design of our Phase 2 exploratory study in subjects with fibromyalgia.

Dose selection

To select the appropriate dose levels to study in Phase 2, we leveraged our findings from Phase 1 regarding the cerebrospinal fluid, or CSF, penetration and concentration of NYX-2925. We correlated CSF levels in humans to the CSF levels seen with efficacious doses in preclinical animal studies. We believe that the predictability and linearity of the plasma PK and CSF concentrations enable accurate prediction of CNS exposure to NYX-2925 in humans. We have selected doses for our ongoing Phase 2 studies that correlate to the low and high ends of the exposure observed for the doses that demonstrated the most activity in preclinical studies.

Future development

We intend to advance NYX-2925 towards regulatory approval for the treatment of painful DPN. The specific studies that will be required to achieve this will depend on the results of the ongoing Phase 2 study in painful DPN and be informed by the results of our other clinical studies. In addition, we intend to pursue broader chronic pain indications for NYX-2925, including fibromyalgia, neuropathic lower-back pain, and osteoarthritis.

As well as pursing FDA approval in the United States in these indications, we also plan to opportunistically explore registrations outside of the United States in the most attractive markets, including but not limited to the European Union, Japan, Canada, Australia, and large emerging markets such as China.

Target pathway clinical studies

We are currently studying NYX-2925 in two target pathway clinical studies designed to explore NMDAr-dependent pharmacodynamic biomarkers in healthy human subjects. These studies will expand on findings from our research labs and have the potential to show, using readily and rapidly measurable markers, that NYX-2925 can engage NMDArs and downstream pathways in the human CNS in a dose-dependent and predictable way. Successful biomarker studies can also allow us to study different dose levels and dose intervals in an efficient manner. This will help inform the design, and assist in the interpretation, of data from further clinical studies of NYX-2925.

The first target pathway clinical study is a Phase 1, double-blind, placebo-controlled pilot study to assess the effect of multiple doses of NYX-2925 on sleep architecture, especially on slow-wave sleep, or SWS, as measured during a sleep monitoring study in healthy subjects whose sleep patterns are disrupted. SWS plays an important role in memory consolidation and can be enhanced in an NMDAr-dependent manner. We believe that sleep architecture and SWS measurements have potential as pharmacodynamic biomarkers of NMDAr pathway activation. While we are open to the pursuit of sleep disorders as a potential future therapeutic application for our compounds, this study is not intended to inform safety and efficacy for sleep indications.

The second target pathway clinical study is a Phase 1, double-blind, placebo-controlled exploratory study to assess the effect of multiple doses of NYX-2925 on brain function in awake healthy subjects. Brain function will be measured by electroencephalogram, or EEG, and event-related potentials, a measure of certain brain activity. The goal of the study is to determine whether NYX-2925 affects the early processing of auditory stimuli, auditory LTP, and resting EEG. Early auditory processing relates to attention and vigilance, and LTP is a key process in memory formation and consolidation. Both of these have been shown to be NMDAr pathway dependent phenomena and we believe they have potential as pharmacodynamic biomarkers of NMDAr pathway activation.

Both of these studies are ongoing and we expect initial data to be available during              .

Phase 1 clinical data

In 2017, we completed a Phase 1 study in 84 healthy volunteer subjects which evaluated the safety, tolerability, and PK of NYX-2925. This was the first in-human clinical study of NYX-2925. The study was a sponsor-open, placebo-controlled study that was completed in two phases. In the first phase, subjects were dosed with single ascending doses ranging from 50-1200 mg. The second phase was a multiple ascending dose phase in which subjects received repeat daily doses of NYX-2925, over seven days, in dose levels ranging from 150-900 mg. In both phases of the study, we evaluated the following safety and tolerability measures: adverse events, vital signs, clinical lab values, electrocardiographic parameters, or ECG, and heart rate interval, or QTc, measures, dissociative side effects, and suicide risk. We also measured the PK in plasma, including an exploratory food effect cohort and an elderly cohort. Along with the PK samples collected, we also collected samples of CSF in cohorts at two dose levels from each phase of the study.

Treatment emergent adverse event results

Overall, 19 of 84 subjects (22.6%) reported a total of 47 treatment emergent adverse events, or TEAEs. Of these, 16 of 66 subjects (24.2%) reported 42 TEAEs after receiving NYX-2925 and three of 18 subjects (16.7%) reported five TEAEs after receiving placebo. The highest percentages of subjects reported the highest numbers of TEAEs in the CSF 50 mg cohort (SAD) and the CSF 300 mg cohort (MAD). Only four of 84 subjects (4.8%) had a TEAE considered possibly or probably related to study drug by the investigator. Of the 47 reported TEAEs, 34 (72.3%) were considered procedure related and 13 (27.7%) were considered non-procedure related. No subject in the SAD or MAD groups experienced a Grade 3 (severe) or Grade 4 (life threatening) TEAE, a death or serious TEAE, or a TEAE leading to discontinuation of study drug. Importantly, there were no adverse findings as it relates to dissociative side effects or suicide risk. As shown in the table below, only three TEAEs were determined to be related to NYX-2925, and all other TEAEs were due to the CSF procedure.

The table below lists the treatment-related TEAEs that were observed in the Phase 1 study.

Pharmacokinetic conclusions

NYX-2925 plasma concentrations were quantifiable in all subjects that received NYX-2925, in all dose groups and cohorts through the 24-hour post-dose sample on day one, and in the majority of subjects through 48 hours post dose on day seven. Based on the PK measures evaluated, including average peak plasma concentrations, or Cmax, we observed increased NYX-2925 plasma concentration in a dose-proportional manner. The concentration levels and half-life were also generally comparable across dose groups and cohorts. Repeat daily administration for seven days resulted in minimal accumulation of NYX-2925. Despite delayed absorption resulting in an approximately 10% lower Cmax, the overall extent of exposure was not impacted by a high-fat high-calorie meal, suggesting that NYX-2925 may be taken with or without food. The majority of the administered dose was excreted unchanged in the urine.

The figure below shows the mean plasma concentration of NYX-2925 at various doses in the single ascending dose phase of the Phase 1 study.

Single-Ascending Dose Pharmacokinetics

The figure below shows the mean plasma concentration of NYX-2925 at various doses in the multiple ascending dose phase of the Phase 1 study on day one and day seven.

Multiple-Ascending Dose Pharmacokinetics

In both phases, drug concentration in plasma was predictable, dose-proportional, and linear, with no significant accumulation with repeat daily dosing.

Thorough ECG analysis

The primary finding in this analysis was that NYX-2925 did not increase QTc at any single dose up to 1200 mg or after multiple doses up to 900 mg for seven days. The maximum geometric mean Cmax (20.1 μg/mL) was well above the expected exposure in clinical care. In addition, there were no clinically significant changes in QTc or ECG measures, indicating low risk of cardiac side effects caused by NYX-2925.

CNS exposure

The CNS exposure was confirmed from the CSF concentration-time profile in both CSF dose groups. The CSF concentrations increased proportionally as the dose increased. The maximum concentrations in the CSF were approximately 6% to 9% of the plasma Cmax, resulting in concentrations that extrapolate to concentrations that resulted in therapeutic benefit in animal models.

Preclinical data

NYX-2925 has shown reproducible alleviation of pain in numerous models of neuropathic and persistent pain. The table below shows the neuropathic pain model along with the specific readout where analgesic effect has been seen with NYX-2925.

Preclinical behavioral pharmacology in pain

In preclinical studies in rodent models of neuropathic pain, NYX-2925 administration resulted in significant analgesic effect after single or repeat administration. In the rodent chronic constriction injury, or CCI, model, ligation of the sciatic nerve results in robust pain that emerges two to three weeks after the initial ligation surgery. This pain can be measured as an increased pain response, paw withdrawal, to a stimulus that is not considered painful to a healthy naïve animal.

In the study shown below, we administered a single dose of NYX-2925, gabapentin (an approved neuropathic pain medication), or vehicle to different sets of rats that had undergone CCI. We used gabapentin as a positive control because it demonstrates a robust acute analgesic effect in this model over a wide dose range in rodents. Paw withdrawal responses, following application of a filament to the affected hind paw, were measured at different timepoints after a single administration of test compound. NYX-2925 resulted in a significant increase in paw-withdrawal threshold at all timepoints tested for doses between

1-30 mg/kg and for one hour and 24 hours for 100 mg/kg. Gabapentin resulted in a time dependent increase in paw withdrawal threshold at one hour but not 24 hours or one week post-administration.

The figure below shows the results for the various doses and timepoints for NYX-2925, gabapentin, and vehicle in the CCI model.

Rat CCI Model of Neuropathic Pain

The analgesic effect of NYX-2925 was long-lasting, persisting for at least seven days following a single administration, unlike gabapentin, which showed robust but short-lived analgesic activity. This long-lasting analgesic activity extended beyond the PK availability of compound in the brain and we believe is due to the enhancement of synaptic plasticity, which results in long-term changes in how the brain cells communicate.

Analgesic effect has also been shown after repeat dosing in the CCI model. Animals were dosed daily with NYX-2925 or vehicle for 12 consecutive days. NYX-2925 showed persistent analgesic activity on all testing days. NYX-2925 has also demonstrated analgesic effect in the streptozotocin model of painful DPN. Streptozotocin was administered to rats to induce a diabetes-like state. Once stable neuropathic pain was established, a single dose of NYX-2925 (1 or 10 mg/kg), gabapentin (150 mg/kg), or vehicle was administered. NYX-2925 (10 mg/kg) resulted in a significant increase in paw-withdrawal threshold at all timepoints tested. We did not observe analgesic effects with a 1 mg/kg dose of NYX-2925 at any timepoint.

Gabapentin resulted in a time dependent increase in paw withdrawal threshold at one hour but not 24 hours or one week post-administration.

The figure below shows the results for the various doses and timepoints for NYX-2925, gabapentin, and vehicle in this model.

Streptozotocin Model of Diabetic Neuropathy

In addition to alleviating pain, data from preclinical studies suggest that NYX-2925 can improve the emotional component of neuropathic pain. Rats emit vocalizations that can be used to understand the emotional state of the animal, with different vocalization ranges representing positive or negative affective states. In neuropathic pain models, rats show an increase in negative vocalizations and a decrease in positive vocalizations. In addition, when animals are put through a learning paradigm that involves tickling the animals (rough and tumble play), rats that have undergone the CCI surgery emit fewer positive vocalizations between the tickling sessions than animals that had undergone a sham surgery. Treatment with NYX-2925 one hour prior to the first tickling session increases positive vocalizations over repeat sessions. Furthermore, a measurement of negative vocalizations across the sessions shows that animals treated with NYX-2925 emit fewer than those treated with vehicle. These data support the premise that NYX-2925 not only reduces the pain that the animals are experiencing, but also improves cognition and mood.

As shown in the figure below, CCI animals treated with oral doses of NYX-2925 emit more positive (50 kHz) vocalizations and fewer negative (20 kHz) vocalizations than the vehicle treated CCI animals.

Hedonic Vocalizations During Rough-and-Tumble Play Intertrials	Aversive Vocalizations Across Rough-and-Tumble Play Intertrials

Preclinical safety pharmacology and toxicology

Many pain therapeutics come with adverse side effects that can cause harm or at least limit their therapeutic benefit. We are committed to only advancing product candidates that have the potential to demonstrate meaningfully better safety profiles than those seen across the currently available therapies. NYX-2925 shows no evidence of sedation or ataxia, side effects often seen in products like gabapentin, even at doses far higher than the pharmacologically-active dose. The comparative impact of oral doses of NYX-2925 and gabapentin on the amount of time observed before a rat falls off, or fall latency, a rotating rod, or rotarod, which is a measure of sedation and ataxia, is illustrated in the figure below.

Rat Rotarod Study

Results from a rat drug discrimination study suggest low likelihood of abuse potential of NYX-2925. We evaluated NYX-2925 in a self-administration study in which rats are trained to press a lever to self-administer ketamine, a drug known to cause psychosis-like effects and have high abuse potential. The figure on the left shows the percentage of rats that pressed the lever to receive ketamine at various doses, and the figure on the right shows the frequency with which the rats pressed the lever to receive ketamine at various doses, each versus vehicle and NYX-2925. The figures demonstrate that NYX-2925 did not substitute for, or show the same level of "liking," as ketamine in this model.

Ketamine Discrimination	Lever-Pressing Rate

In addition, across safety pharmacology studies assessing effects on the CNS and cardiovascular system in dogs, and respiratory function in rats, NYX-2925 did not show any notable safety findings. Importantly, NYX-2925 had no significant activity in a panel of 80 receptor-binding assays that include opiate, serotonin, tachykinin receptors, ion channels, and transporters, indicating NYX-2925 has low potential for off-target pharmacology.

Both single-dose and daily-repeat dose toxicology studies have been performed in rats and dogs. The maximum tolerated dose, following a single oral exposure, is at least 1000 mg/kg in both rats and dogs. After six weeks of daily oral administration, the no-observed-adverse-effect levels, or NOAELs, were the highest doses tested: 180 mg/kg in dogs (42 days) and 480 mg/kg in rats (55 days).

NYX-783

Our second product candidate, NYX-783, has been granted Fast Track designation for the treatment of PTSD and is in Phase 1 clinical development to assess safety, tolerability, and PK. Assuming positive Phase 1 data, we plan to initiate a Phase 2 clinical study in              . Preclinical data suggest that NYX-783 may accelerate fear extinction and inhibit spontaneous fear, potentially addressing key underlying causes of PTSD. We believe NYX-783, if approved, may represent significant improvement over current treatments for PTSD.

Mechanistic rationale

Existing data support the involvement of NMDArs in the central mechanisms of PTSD. PTSD may be caused through abnormal function of and communication between critical regions of the brain involved in emotional learning and memory. This abnormal function and communication, which is triggered by a traumatic event and persists even when the underlying trauma has long passed, is thought to underlie many of the key characteristics of PTSD such as distress related to reminders of the trauma, avoidance of such reminders, hypervigilance or startle response to everyday triggers, and many others. NMDArs facilitate synaptic plasticity and are therefore critical for normal learning processes including emotional learning such as fear conditioning and fear extinction. As an NMDAr modulator, NYX-783 targets synaptic plasticity processes and may enable more effective fear extinction in PTSD while also addressing the numerous comorbidities associated with PTSD, including mood, cognition, and sleep disturbances.

Disease overview

PTSD is a severe, often chronic, and disabling disorder that develops in individuals after exposure to a traumatic event involving actual or threatened injury to such individuals or others. While PTSD is often associated with combat veterans, whom it affects at a disproportionately higher rate, there are a number of other common traumas that can lead to the development of PTSD, including natural disasters, criminal assault, and rape. Following exposure to one of these traumas, PTSD can be characterized by a cluster of four core symptoms: (1) re-experiencing; recurrent intrusive memories, traumatic nightmares, and flashbacks; (2) avoidance; avoiding trauma related-thoughts, feelings, objects, people, and places associated with the trauma; (3) hyper-arousal; irritability, hypervigilance, reckless behavior, sleep disturbance, and difficulty concentrating, and (4) negative changes in cognition and mood; distorted beliefs about oneself or the world, persistent shame or guilt, emotional numbing, feelings of alienation, and inability to recall key details of the trauma.

In addition to the core symptoms, people with PTSD often suffer from significant comorbidities, including depression, insomnia, chronic pain, obesity, concentration difficulties, dementia, difficulties in interpersonal relationships, and substance abuse. The figure below illustrates the core symptoms and comorbidities associated with PTSD.

Prevalence and market opportunity

PTSD is one of the most common psychiatric disorders. A majority of people will experience some type of trauma in their lifetime, of those that do, it is estimated that 8% to 10% will develop PTSD in their lifetime, and as many as one-third of such individuals will fail to recover. In terms of prevalence, studies estimate that during a one-year period, 3.5% of the U.S. adult population suffers from PTSD. This equates to approximately 8.5 million people.

The market size for PTSD treatments is difficult to estimate as there are currently only two approved pharmacotherapies to treat PTSD, both of which are antidepressants and available generically. However, considering the substantial size of the patient population and lack of available efficacious therapies, we believe PTSD represents a significant market opportunity. An effective treatment for PTSD has the potential to achieve significant revenues. If a therapy were to treat 5% of the people in the United States with PTSD, assuming pricing in line with current branded antidepressants, it would represent annual revenues of approximately $2 billion.

Current treatment options and unmet needs

PTSD is currently addressed through various forms of treatment, typically including psychotherapy and/or pharmacotherapies. It is always recommended that people with PTSD are treated using psychotherapy as a primary intervention; however, psychotherapy can often be time consuming, inconvenient, and come with varying degrees of effectiveness. Further, people with PTSD often lack access to, or fail to complete psychotherapy, resulting in relative reliance on pharmacotherapies. Only two pharmacotherapies, paroxetine and sertraline, have been approved by the FDA to treat PTSD, and no drug has been approved for PTSD since 2001. Other drugs are used off-label and have not demonstrated effectiveness in well-controlled clinical studies. In addition to approved and off-label pharmacotherapies, people with PTSD often self-medicate with alcohol and recreational drugs, perpetuating societal impacts of the disorder.

The following diagram illustrates the current treatment guidelines, related specifically to pharmacotherapies, for treating people with PTSD.

The lack of approved therapies over nearly the past two decades and the limited efficacy of those therapies highlight the critical unmet medical need in the treatment of PTSD. Pharmacotherapies, paroxetine and sertraline, rarely produce a response rate greater than 60% and less than 30% of patients treated with them achieve clinical remission. Along with limited efficacy, pharmacotherapies often come with substantial warnings and side effects: suicidality, slowing of movement, nausea, diarrhea, and sexual dysfunction, among others. We believe the current treatment options for PTSD are inadequate for two main reasons: (1) they are merely symptomatic treatments that target a particular subset of PTSD symptoms, leaving the underlying condition and many other symptoms that patients experience untreated, and (2) the weak efficacy and undesirable side effects of the therapies used contribute to low compliance rates.

We believe NYX-783, which has a mechanism of action distinct from that of existing and emerging therapies, has the potential to dramatically improve the treatment of PTSD in the following ways if approved:

•
address the underlying learning and memory dysfunction associated with PTSD by enhancing synaptic plasticity, rather than simply palliate the symptoms as other therapies do;

•
provide rapid and long-lasting improvement to PTSD symptoms;

•
address common comorbidities associated with PTSD effectively; and

•
produce fewer side effects than current therapies due to lack of off-target activity.

Ongoing Phase 1 clinical study

We are currently conducting a Phase 1 clinical study of NYX-783 in order to evaluate safety and tolerability, and to understand the plasma and CSF pharmacokinetics. This is a randomized, double-blind, sponsor-open, placebo-controlled, single and multiple ascending doses, parallel safety, tolerability and pharmacokinetics, study of NYX-783 dosed orally in healthy volunteers. The single ascending dose phase will be conducted in four escalating dose groups and one additional elderly cohort after all single and multiple ascending dose groups have completed. The multiple ascending dose phase will be conducted in three dose groups.

We intend to use the CSF concentration data from the ongoing Phase 1 study to evaluate brain exposure in humans and select doses to evaluate in future studies. We will leverage these data to correlate human CSF levels with CSF levels from doses in preclinical animal models to determine the human doses we believe are most likely to show efficacy based on CNS exposure.

Future development

We intend to study NYX-783 in Phase 2 human clinical studies for the treatment of PTSD. We may seek to confirm the translatability of our preclinical fear extinction mechanism and dose response in human subjects prior to proceeding directly in to studies in people suffering from PTSD.

We expect to study NYX-783 both as an adjunct to psychotherapy and as a monotherapy for PTSD. Certain forms of psychotherapy have proven effective in treating PTSD, but are often complicated and labor-intensive. We believe NYX-783 may have potential to augment psychotherapy in a simple and easy to administer form. We also believe it may have potential as a monotherapy, used without psychotherapy.

Target pathway clinical studies

Following the conclusion and validation of our ongoing studies of sleep architecture and EEG brain function in NYX-2925, we plan to conduct similar pharmacodynamic biomarker studies with NYX-783. The goals of these studies, similar to those of the NYX-2925 studies, will be to confirm engagement of NMDArs and downstream pathways, as well as to inform the effect of different dose levels and dose intervals on this engagement. This will help inform the design of, and assist in the interpretation of data from, further clinical studies of NYX-783.

Preclinical data

Preclinical behavioral pharmacology in fear extinction

Rodents, like humans, can learn to associate fear with a specific stimulus tied to a traumatic event through fear conditioning. Rodents can also learn to extinguish that fear through repeated exposures to the stimuli in the absence of any traumatic event through fear extinction, or extinction learning. In the fear conditioning model, rats are initially placed in a specific context and administered a foot-shock, which leads to the development of a contextual fear, which can be measured by observing freezing behavior. Rats are then placed back in the same context on days 1 through 6 without a foot-shock to extinguish their fear. Once the fear is extinguished, animals are left undisturbed in their home cage on days 7 through 13.

On day 14 animals are placed back in the original context to assess the level of spontaneous fear recovery. The figure below illustrates this fear conditioning and extinction model:

Fear Conditioning and Extinction Model

When administered to rats after fear conditioning and before the first fear extinction session, a single administration of NYX-783 can accelerate the fear extinction process. In addition, both rodents and humans can spontaneously recover their fear to a specific stimulus, even after fear extinction. The NYX-783 treated rats did not show spontaneous recovery of fear, while rats administered either vehicle or the control compound D-cycloserine, or DCS, presented spontaneous recovery of fear one week after that fear had been completely extinguished. This suggests that NYX-783 not only enhances fear extinction learning, but also blocks spontaneous recovery of fear. The fear conditioning paradigm and associated data are shown below. The figures below show that both NYX-783 and DCS facilitate a more rapid extinction of fear when compared to vehicle-treated animals. NYX-783 also significantly inhibited spontaneous recovery of the fear response on day 14 compared to both vehicle treated animals and DCS treated animals.

Contextual Fear Conditioning and Extinction Model
% Freezing, Days 1-6, 14	% Freezing, Day 14

We have also observed effects following dosing with NYX-783 in animal models of depression, a highly comorbid indication with PTSD. In the Porsolt forced swim model, animals were habituated to a cylinder filled with water, referred to as Porsolt chambers, 24 hours prior to the test day. On the test day, animals were given oral administration of NYX-783 at various dose levels or vehicle one hour before the first test in the same Porsolt chambers. Animals were re-assessed one week and two weeks after such administration. NYX-783 administered animals showed significantly less floating, a depression-like symptom, over a wide dose range. The activity is long-lasting with a single administration resulting in a significant effect that lasts up to two weeks post-dosing. The figure below shows NYX-783 administration significantly decreased floating at all dose levels tested and on all test days when compared to vehicle treated animals.

Porsolt Forced Swim Model

Overall, the preclinical data with NYX-783 show that the compound enhances extinction learning and therefore has the potential to treat the underlying cause of PTSD. NYX-783's ability to inhibit the spontaneous recovery of fear 14 days after the initial shock suggests that NYX-783 has a robust and long-lasting effect on fear extinction. In addition, NYX-783's effect on reducing depression-like symptoms suggests that this product candidate may alleviate one of the main comorbidities associated with PTSD.

Preclinical pharmacokinetics

PK studies have been performed in rats and dogs at doses ranging from 2 to 600 mg/kg and 0.2 to 200 mg/kg, respectively. After a single oral dose, NYX-783 is rapidly absorbed into the bloodstream, with the time at which Cmax is observed ranging between 0.5 to one hour, and is rapidly eliminated from plasma in a linear fashion. NYX-783 is highly bioavailable following oral administration, with a fraction of dose of approximately 94% and 86% in rats and dogs, respectively. Also in the study in dogs, Cmax and area under the curve, or AUC, are directly dose-proportional at doses between 1 and 200 mg/kg, with a half-life of generally one to two hours. Cmax and AUC are also directly dose-proportional in the rat at all doses studied, ranging from 10 to 600 mg/kg. Based on Cmax and AUC in rats at pharmacologically-active doses, the exposure to the brain is approximately 5% to 10% relative to plasma levels of NYX-783.

Preclinical safety pharmacology and toxicology

Safety pharmacology studies indicate that NYX-783 was inactive in modulating hERG activity, had no effect on the hemodynamic parameters or ECG in male isolated guinea pig hearts (Langendorff method) at any concentrations in the range of 10mM to ≤ 500 mM. In the 28-day toxicology study in dogs, the QTc interval was significantly increased at the dose of 200 mg/kg, a dose that was evaluated only in male dogs. NYX-783 did not affect any cardiac indices in conscious dogs at any oral dose ≤100 mg/kg, or affect respiratory indices in rats up to and including the highest oral dose evaluated, 1000 mg/kg. In addition, NYX-783 did not affect behavior or motor coordination in a functional observation battery in rats at oral doses up to and including 600 mg/kg. In another CNS safety study, there were no observations or adverse findings in the Rotarod test in rats (1 to 600 mg/kg). NYX-783 had no significant activity in a panel of 80 receptor-binding assays that included opiate, serotonin, tachykinin receptors, ion channels, and transporters.

The acute toxicity of NYX-783 was evaluated in rats and dogs following a single oral administration. In both species, there were no significant changes in body weights, clinical pathology, or histopathology at any dose. In general, NYX-783 was well-tolerated after single oral doses up to and including 600 mg/kg in rats and 1000 mg/kg in dogs, which represents >100 times the proposed clinical starting dose. Daily repeat-dose toxicology studies have been performed in rats and dogs. After four weeks of daily oral doses of NYX-783, there were no adverse findings in rats up to and including the highest dose tested, 600 mg/kg/day, and 20 mg/kg/day in dogs. No neurotoxicity was observed in either species when treated for four weeks with NYX-783. All of these observations occur at doses well in excess of planned clinical doses and can be easily monitored in clinical studies.

NYX-458

Our third product candidate, NYX-458, is currently in preclinical development and we are planning to submit an IND application to the FDA in                   for the treatment of Parkinson's disease cognitive impairment. Mechanistic rationale and compelling preclinical data in a model of Parkinson's disease suggest NYX-458 may be optimally suited to treat the cognitive deficits caused by the disease. This model is highly relevant and translatable, as it evaluates the compound's effects in non-human primates by employing the neurotoxin MPTP to destroy dopamine-related neural cells similar to the way Parkinson's disease does in humans and measuring cognitive function using the same battery of tests used in human clinical studies. In the model, oral administration of NYX-458 resulted in a reversal of MPTP-induced cognitive impairment and, on some measures, restored cognitive function back to pre-MPTP baseline levels. NYX-458 has also shown robust and long-lasting effects in relevant rodent models, including water maze and novel object recognition models. We plan to initiate a single- and multiple-ascending dose Phase 1 study to evaluate safety, tolerability, and PK in                  .

Mechanistic rationale

Parkinson's disease is caused by a progressive loss of neural cells that produce the neurotransmitter dopamine in critical brain regions. The most recognized symptoms associated with this loss of dopamine neurons are the motor symptoms including slowing of movements, rigidity, and tremor. Beyond their movement disorders, people with Parkinson's disease often suffer from a myriad of other symptoms, including cognitive dysfunction and psychiatric symptoms. All of these cognitive symptoms are caused by the loss of dopamine neurons and associated downstream changes, including NMDAr dysregulation and dysfunction. We believe this results in impaired synaptic plasticity.

Our compounds modulate NMDArs and have the potential to correct NMDAr function in the brains of people with Parkinson's disease. NYX-458 facilitates LTP in hippocampal slices and demonstrates cognitive enhancement in several rodent models of learning and memory impairment. In learning and memory models, NYX-458 appears to enhance memory encoding and attention, cognitive domains specifically altered in Parkinson's disease. This compound shows specificity for a specific NMDAr subtype, NMDAR2B, known to be the predominant subtype expressed in the striatum, a brain region severely affected by the loss of dopamine in the brain of people with Parkinson's disease. For these reasons, we believe that NYX-458 may be ideally suited for the treatment of Parkinson's disease cognitive impairment.

Disease overview

Parkinson's disease has traditionally been characterized by motor signs of resting tremor, slowness of movement (bradykinesia), rigidity, and gait impairment. In recent years, non-motor signs and symptoms, including cognitive impairment, are increasingly recognized as central to Parkinson's disease. Some studies estimate that as many as 80% of people with Parkinson's disease will suffer from cognitive impairment. As cognitive impairment can be complex in nature, the table below highlights the six established neurocognitive domains and provides a brief overview:

While working memory deficits tend to be the most prominent domain implicated in Alzheimer's disease, cognitive impairment in Parkinson's disease often also involves executive function, complex attention, and perceptual-motor function.

Although Parkinson's disease cognitive impairment probably follows a continuous spectrum, it tends to be classified in two distinct groups: Parkinson's disease mild cognitive impairment, or PD-MCI, and Parkinson's disease dementia, or PDD. In general, PD-MCI represents a degree of cognitive impairment that is abnormal for age, but does not interfere with functional independence. PDD has a substantial daily living impact on patients and caregivers and is associated with increased nursing home placement, morbidity, and mortality. We believe that NYX-458 has the potential to treat cognitive dysfunction along the spectrum from PD-MCI to PDD.

Prevalence and market opportunity

Parkinson's disease is believed to be the second most common neurodegenerative disorder, behind Alzheimer's disease. According to the Parkinson's Foundation, Parkinson's disease affects approximately one million people in the United States and nearly ten million worldwide. It is estimated that there are nearly 60,000 new cases of Parkinson's disease diagnosed annually in the United States and as the population continues to age, studies anticipate the prevalence of Parkinson's disease will continue to grow. The emergence and progression of cognition-related symptoms in Parkinson's disease can vary due to the diverse underlying pathology of the disease; however, MCI tends to be an early non-motor symptom, and affects 15% to 25% of newly diagnosed patients. It is estimated that approximately 30% of people living with Parkinson's disease have PDD, and studies estimate that as people with Parkinson's disease approach ten years post-diagnosis, 75% will have PDD. Based on these percentages, we estimate that there are more than 500,000 people in the United States with either PD-MCI or PDD.

Current treatment options and unmet needs

Progression of cognitive symptoms can significantly diminish functional independence and is associated with increased nursing home placement, morbidity, and mortality. The current treatments for PD-MCI and PDD are limited and only one therapy has obtained FDA approval: rivastigmine, a cholinesterase inhibitor that was approved for mild to moderate dementia associated with Parkinson's disease in 2006. Rivastigmine, along with other cholinesterase inhibitors, and memantine that are all approved for Alzheimer's disease are the therapies used most often to treat cognitive impairment in Parkinson's disease.

These therapies only provide modest benefit, have challenging dosing regimens (including the need for individual titration), and often come with substantial side-effects, including nausea, vomiting, anorexia, and dizziness, among others.

Deterioration of cognitive function is commonly cited as a critical unmet medical need for people with Parkinson's disease and we believe NYX-458 represents a novel therapeutic approach that has the potential to address this in the following ways:

•
provide a therapeutic option that works directly on the synaptic plasticity mechanisms that drive cognition, including attention, learning and memory;

•
demonstrate effect in a greater proportion of patients (better responder rate);

•
produce fewer side effects than the therapies used today; and

•
address dosing challenges through a convenient, oral, dosing regimen.

Future development

We intend to develop NYX-458 for the treatment of Parkinson's disease cognitive impairment, with our initial studies potentially targeting both PD-MCI and PDD.

We are currently planning to file an IND for the treatment of PDD during                                          , and expect to initiate a Phase 1 study thereafter. In parallel, we are planning our Phase 2 safety and efficacy programs for NYX-458 within Parkinson's disease and other causes of cognitive impairment. We believe the mechanism of NYX-458 may be effective across cognitive impairment due to varying etiologies, based on the results seen in the initial studies of Parkinson's disease cognitive impairment, we may seek to expand clinical development to other diseases associated with cognitive impairment.

Preclinical data

Parkinson's disease does not occur naturally outside of humans. The pathophysiology of Parkinson's disease must therefore be imitated in animal models, commonly through the use of agents that destroy dopamine neural cells, such as MPTP. The non-human primate chronic low-dose MPTP, or CLD-MPTP, model is considered to be the most translatable model for testing therapeutics against cognitive impairment in Parkinson's disease. In this model, animals are trained in several cognitive performance tasks until stable performance is achieved. Animals are then given chronic low-dose MPTP until stable deficits are seen in those same cognitive performance tasks. Similar to humans with Parkinson's disease cognitive impairment, CLD-MPTP treated non-human primates demonstrate dopaminergic cell loss as well as other neuropathological deficits common in the human condition. Non-human primates also suffer from similar types of cognitive impairment seen in people with PD-MCI and PDD, including deficits in attention, working memory, and executive function. These deficits can be measured using a monkey version of Cambridge Cognition's CANTAB assessment, which is an automated computerized assessment tool used in humans to assess the extent of deficit.

NYX-458 was orally administered to CLD-MPTP treated non-human primates that showed significant MPTP-induced deficits in several cognitive domains. After administration of NYX-458, improvement of function was seen in the cognitive assessment. These assessments included the continuous performance task model of sustained attention, the variable delayed response model of attention and spatial working memory, and the discrimination reversal model of cognitive flexibility.

In this model, animals must remember the location of a cue that is presented on a computer screen. The time between when they are presented with the initial cue and when they have to recall the location of the cue varies between 2 and 50 seconds. Short delays test the animal's attentional ability while long delays test spatial working memory. CLD-MPTP resulted in a severe impairment in both the short delays and the long delays as shown by the steep drop from the pre-MPTP baseline and the post-MPTP baseline. This impairment was stable for at least four months and was not affected by administration of vehicle. After oral administration of NYX-458, animals saw a robust improvement across all delay lengths, meaning that the compound was able to reverse deficits in both attention and working memory. This reversal of impairment was seen for at least three weeks after a single dose.

The figure below shows NYX-458 (0.03 mg/kg) oral administration resulting in significant long-lasting improvement (nearly full reversal) from vehicle levels in both short and long delay times in a variable delayed response model.

Chronic Low Dose MPTP Non-human Primate Model of Parkinson's Disease
Variable Delayed Response Assay

Animals dosed with NYX-458 (0.03 to 1 mg/kg) also showed significant improvement in the continuous performance task where the number of correct responses increased and omission errors decreased. This decrease in omission errors is also suggestive of an impact of the compound on attentional processes. NYX-458 administration also reversed deficits seen in the simple discrimination reversal assay, demonstrating that the compound was also able to improve cognitive flexibility. To assess the reproducibility of the positive results with NYX-458, animals were re-lesioned with MPTP. Once the cognitive deficit was re-established, animals were dosed with NYX-458 and the compound again improved attention, working memory, and cognitive flexibility across the assays.

Across animal models tested to date, NYX-458 improves learning and memory in multiple cognitive domains. In the CLD-MPTP model of Parkinson's cognitive impairment, NYX-458 reversed deficits seen in attention, working memory, and cognitive flexibility in animals that had clear impairment in these memory domains. The effect of NYX-458 was robust, long-lasting, and reproducible when the deficit was re-established. We believe these data support advancing into clinical studies in people with Parkinson's disease cognitive impairment.

In addition to the non-human primate model, we have studied NYX-458 in numerous rodent models of learning and memory. The table below summarizes the results observed across various models.

The novel object recognition, or NOR, assay can be used to assess recognition memory in rodent. When NYX-458 was orally administered to rodents in the NOR assay, a clear dose-dependent enhancement of memory was seen. The level of enhancement was similar to that seen with the positive control compound, SB-399885, a 5-HT6 receptor antagonist previously shown to be effective in this model.

The timing of drug administration in the NOR assay can be used to assess whether a compound's effect on memory is through facilitation of encoding, consolidation, or retrieval. An effect seen with compound administration prior to the first testing session, or T1, likely suggests an enhancement of memory encoding, an effect seen with compound administration immediately after T1 suggests an enhancement of memory consolidation, and an effect seen with compound administration prior to the second testing session, or T2, suggests an enhancement of memory retrieval. The data on NYX-458 suggest that this product candidate likely specifically enhances memory encoding.

The NOR assay consists of the two testing sessions shown in the figure below, with a 24-hour delay between T1 and T2. During T1, animals are placed in a box and allowed to explore two identical objects. During T2, animals are placed back in that box and one of the objects is replaced with a novel object. The amount of time spent exploring the novel versus the familiar objects is recorded. As rodents have an innate interest in exploring new stimuli over familiar stimuli, an increase in time spent exploring the novel object versus the familiar object can be interpreted as recognition memory for the familiar object.

Novel Object Recognition (NOR) Assay

In the figure below on the left, NYX-458 administered orally at 1 mg/kg significantly improved novel object recognition memory compared with vehicle treated animals while 0.01 and 10 mg/kg showed a trend toward a positive effect. In the right panel, NYX-458 significantly enhanced recognition memory compared with vehicle treated animals when administered one hour prior to T1 with no effect when administered immediately post-T1 or one hour prior to T2. These data suggest that the effect of NYX-458 on the enhancement of recognition memory is specific to facilitation of memory encoding and attention.

Novel Object Recognition Assay

NYX-458 Exhibits a Clear Dose Response	NYX-458 Enhances Memory Encoding

We have also assessed the effect of NYX-458 on LTP, which is a key driver of synaptic plasticity processes in the brain. When the compound is bath applied to Schaffer collateral-CA1 synapses in hippocampal slices from rats, a clear stimulus- and dose-dependent enhancement is seen, as illustrated by the figure below. The figure below shows that a 100 nM application of NYX-458 results in a significant enhancement of LTP.

NYX-458 LTP Enhancement

The enhancement of LTP seen with NYX-458 led us to assess the compound in models of learning and memory, since one would expect that an enhancement of LTP and synaptic plasticity to result in facilitation of learning and memory processes.

Preclinical pharmacokinetics

We have evaluated PK parameters in rats, dogs, and non-human primates for up to 28 days. The PK profile of NYX-458 is linear and dose-proportional.

Preclinical safety pharmacology and toxicology

We have been conducting a standard battery of safety-pharmacology studies to assess the effects on the CNS, cardiovascular system, and respiratory function. To date, there have been no notable safety findings in these studies.

We have evaluated NYX-458 in rats and dogs for up to 28 days to understand the toxicology of this product candidate. To date, there have been no noteworthy findings in studies with doses up to and including 1000 mg/kg.

AGN-241751

Through our research collaboration, Allergan has advanced one compound from our discovery platform into Phase 1 clinical development and intends to develop it as a treatment for major depressive disorder. For more information, see "—Research collaboration agreement with Allergan" below.

Competition

Overview

Our industry is highly competitive and subject to rapid and significant technological change. The large and growing markets for pain, PTSD, Parkinson's disease, and other disorders of the brain and nervous system make them attractive therapeutic areas for biopharmaceutical businesses. While we believe that our employees and consultants, scientific knowledge, technology, and development experience provide us with competitive advantages, we face potential competition from many different sources, including major pharmaceutical, specialty pharmaceutical, and biotechnology companies, academic institutions, governmental agencies, and public and private research institutions. Several of these entities have commercial products, robust drug pipelines, readily available capital, and established research and development organizations. Any product candidates that we successfully develop and commercialize will compete with existing therapies and new therapies that may become available in the future. Many of our competitors may have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical studies, obtaining regulatory approvals, and marketing approved products than we do. Mergers and acquisitions in the pharmaceutical, biotechnology, and diagnostic industries may result in even more resources being concentrated among a smaller number of our competitors. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical study sites and patient registration for clinical studies, as well as in acquiring technologies complementary to, or necessary for, our programs. Small or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. The key competitive factors affecting the success of all of our product candidates, if approved, are likely to be their efficacy, safety, convenience, price, the level of branded and generic competition, and the availability of reimbursement from government and other third-party payors.

NMDAr-targeted therapies

A number of pharmaceutical, biotechnology, and specialty pharmaceutical companies are developing therapies targeting NMDArs. Most of the therapies being developed are broad antagonists and tend to have multiple target actions while our compounds are truly modulatory and have not demonstrated any off-target activity in preclinical screening. We are aware of other companies developing or commercializing NMDAr-targeted therapies, including but not limited to, Adamas Pharmaceuticals Inc., Allergan plc, AmKor Pharma, Inc., Avanir Pharmaceuticals, Inc., Axsome Therapeutics, Inc., Biohaven Pharmaceutical Holding Co. Ltd., Cerecor Inc., Eli Lilly and Company, Genentech Inc., Immune Pharmaceuticals Inc., Intra-Cellular Therapies, Inc., Janssen Pharmaceuticals, Inc., NeuroRx, Inc., Newron Pharmaceuticals S.p.A., Otonomy, Inc., Relmada Therapeutics, Inc., Sage Therapeutics, Inc., UCB S.A., and Vistagen Therapeutics, Inc.

NYX-2925—neuropathic/chronic pain

We expect that, if approved, NYX-2925 will compete with the currently approved therapies for painful DPN, including pregabalin, duloxetine, and tapentadol HCl. We are aware of a number of therapies that are approved to treat other types of neuropathic pain. We are also aware that various therapies are used off-label to treat neuropathic pain. In addition to the marketed therapies, we are aware of companies currently developing therapies for neuropathic pain, including Biogen Inc., Cara Therapeutics, Inc., Daiichi Sankyo Company, Immune Pharmaceuticals Inc., Novartis AG, and Xenoport Inc.

NYX-783—post-traumatic stress disorder

We expect that, if approved, NYX-783 will compete with currently approved therapies for PTSD, including paroxetine and sertraline. We are also aware that Tonix Pharmaceuticals Holding Corp. is developing a therapy for PTSD.

NYX-458—Parkinson's disease cognitive impairment

We expect that, if approved, NYX-458 will compete with currently approved therapies for PDD, the only one of which in the United States is rivastigmine. There are no therapies currently approved for Parkinson's mild cognitive impairment in the United States.

Research collaboration agreement with Allergan

Overview

In July 2015, we entered into a research collaboration agreement with Allergan, pursuant to which we and Allergan have research, development, and commercial rights to compounds discovered using our discovery platform. The research collaboration was structured to afford Allergan an option to obtain field-limited rights for up to three of the compounds discovered under the research collaboration. In exchange for these rights, Allergan reimburses us for a certain percentage of the direct costs associated with the medicinal chemistry, screening, and profiling efforts conducted as part of the research collaboration. Allergan also pays us a fixed annual rate per full time employee, or FTE, for each individual assigned to these discovery efforts. Our research activities are supervised by a Joint Steering Committee, or JSC, comprising representatives from both our company and Allergan.

Under the research collaboration agreement, we are required to use commercially reasonable efforts to perform research activities in accordance with the research collaboration. We propose target compound profiles for use in identifying, discovering, and developing collaboration compounds most suitable for further research and development under the collaboration. Molecules from our discovery platform that meet our mutually agreed upon criteria are designated as "eligible compounds." When the pool of eligible compounds reaches a certain size, Allergan and we may select, in alternating fashion, molecules from this pool for further investigation.

Allergan may perform research and development on (but not commercialize) molecules it selects as therapies for Alzheimer's disease, delirium and a list of psychiatric disorders (which list does not include PTSD or substance abuse). Allergan may also exercise up to three options to acquire commercialization rights to molecules that it previously selected from the pool of eligible compounds. Upon each option exercise, Allergan is required to pay us an option exercise fee of $1.0 million and we must (a) assign to Allergan rights in intellectual property that pertains only to the Allergan-optioned compound; and (b) grant Allergan a fully-paid, perpetual, exclusive and irrevocable license under other intellectual property we control that pertains to both the optioned compound and also pertains to other compounds or uses; in each case, to develop and commercialize the optioned compound within Allergan's field of specified indications.

We may research and develop molecules we select from the pool of eligible compounds as therapies for any indication outside of Allergan's field of specified indications. We anticipate we will invent, and therefore own, most intellectual property pertaining to our selected compounds, but Allergan must grant us a non-exclusive license under any intellectual property rights Allergan may own related to our selected compounds to develop and commercialize our selected compounds outside of Allergan's field of specified indications.

During the exclusivity period set forth in the agreement, we have agreed not to, alone or with a third party, directly or indirectly, engage in the research, preclinical development, clinical development, or commercialization of any compound or any product for the purpose of the treatment, prevention or diagnosis of any disorders or conditions in Allergan's field of specified indications. In addition, any chemistry or technology we discover or develop related to the modulation of NMDArs for therapeutic effect is and will be subject to the terms of the agreement. Allergan and its affiliates will not have the right to, alone or with a third party, directly or indirectly, engage in the research, preclinical development, clinical development, or commercialization of the compounds it acquires under the research collaboration for the purpose of the treatment, prevention, or diagnosis of any disorders or conditions outside Allergan's field of specified indications, without first obtaining Aptinyx approval at our sole discretion.

The research collaboration agreement will continue in effect until the expiration of the option period with respect to all collaboration compounds. The term for the conduct of the research program, which we refer to as the research term, will end upon the earlier of a predetermined anniversary of the effective date of the research collaboration agreement or on the date on which Allergan exercises its third option. Allergan may terminate the research collaboration agreement upon 60 days' written notice to us. Either party may terminate the agreement immediately upon written notice upon the other party's filing for protection under bankruptcy or insolvency laws. In the event we are in material breach of one or more of our material obligations under the agreement, then Allergan may terminate the agreement and the exclusivity period will remain in effect until a predetermined anniversary of the date that would have been the expiration date if the research term had run its full course without extension. Upon termination of the research collaboration agreement, the research program will terminate, rights to molecules that were previously optioned by Allergan will continue in effect, and all molecules, and associated data, for which Allergan has selected but not exercised an option will be returned to us and will no longer be subject to any Allergan rights.

This collaboration has enabled both parties to advance compounds from our discovery platform into clinical studies.

Manufacturing

We do not have any manufacturing facilities or personnel. We currently rely, and expect to continue to rely, on third parties for the manufacturing of our product candidates for preclinical and clinical testing, as well as for commercial manufacturing if our product candidates receive marketing approval.

As a key part of our product development approach, we aim to complete formulation work at an early stage of development, such that our clinical studies are conducted with a formulation that has the potential for eventual scale-up.

All of our product candidates are small molecules and are manufactured in reliable and reproducible synthetic processes from readily available starting materials. The chemistry does not require unusual equipment in the manufacturing process, although certain manufacturers may choose to manufacture our product candidates in specifically isolated facilities since many are spiro-beta lactams. We expect to continue to develop product candidates that can be produced cost-effectively at contract manufacturing facilities.

Commercialization

We intend to develop and, if approved by the FDA, to commercialize our product candidates in the United States. We may work in combination with one or more large pharmaceutical partners for certain indications, where specialist capabilities are needed. Depending on the specific development path pursued, this may include larger chronic pain indications. For other, more specialized indications, we intend to commercialize our product candidates independently. For example, we believe the patient and prescriber populations for Parkinson's disease cognitive impairment are relatively concentrated and can be addressed with a focused sales team of fewer than 200 full time employees. We also do not believe any existing pharmaceutical companies have significant expertise in the commercialization of therapies in this specific area. We will, however, continuously review our partnering strategy in the light of new clinical data and market understanding. We may enter into distribution or licensing arrangements for commercialization rights for other regions outside the United States.

Intellectual property

Our owned and licensed patents and patent applications relate to our NDMAr modulating compounds and include patents and patent applications directed to new compositions of matter and to methods of treating brain and nervous system disorders. We intend to seek patent protection in the United States and in selected jurisdictions worldwide.

NYX-2925 and NYX-783

As of February 28, 2018, we own one issued U.S. patent, one pending U.S. patent application and pending and issued foreign counterpart patents and patent applications, that relate to both NYX-2925 and NYX-783. We also own two pending U.S. provisional patent applications that relate to NYX-2925. Provisional patent applications are not eligible to become issued patents until, among other things, we file a non-provisional patent application within 12 months of filing of one or more of our related provisional patent applications. The issued U.S. patent is expected to expire in 2034. If we continue to pursue patent protection and file a non-provisional patent application with respect to our latest filed provisional patent application, and if any patents issue based on such applications, we expect such patents, if issued, to expire between 2034 and 2038.

NYX-458

As of February 28, 2018, we own one international patent application filed under the Patent Cooperation Treaty (PCT) relating to our product candidate, NYX-458. We do not currently own any issued patents related to NYX-458. If we continue to pursue patent protection, and if any patents issue based on this application, we expect such patents to expire in 2037.

Other compounds

As of February 28, 2018, we own four issued U.S. patents, eight pending U.S. utility patent applications and pending and issued foreign counterpart patents and patent applications, as well as six international PCT patent applications and ten U.S. provisional patent applications, all of which generally relate to our efforts to develop other compounds in our NMDAr modulator small-molecule program. The issued U.S. patents are expected to expire in 2034. If we continue to pursue patent protection and file a non-provisional patent application with respect to our latest filed provisional patent application, and if any patents issue based on such pending applications, we expect such patents, if issued, to expire between 2034 and 2039.

For a discussion of the risks associated with our intellectual property, see "Risk factors—Risks related to our intellectual property rights."

Government regulation

Government authorities in the United States at the federal, state and local level and in other countries extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing and export and import of drug products. Generally, before a new drug can be marketed, considerable data demonstrating its quality, safety and efficacy must be obtained, organized into a format specific to each regulatory authority, submitted for review and approved by the regulatory authority.

U.S. drug development

In the United States, the FDA regulates drugs under the Federal Food, Drug and Cosmetic Act, or FDCA, and its implementing regulations. Drugs are also subject to other federal, state and local statutes and regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval, may subject an applicant to administrative or judicial sanctions. These sanctions could include, among other actions, the FDA's refusal to approve pending applications, withdrawal of an approval, a clinical hold, untitled or warning letters, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement, or civil or criminal penalties. Additionally, a manufacturer may need to recall a product from the market. Any agency or judicial enforcement action could have a material adverse effect on us.

Our product candidates must be approved by the FDA through the NDA process before they may be legally marketed in the United States. The process required by the FDA before a drug may be marketed in the United States generally involves the following:

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completion of extensive nonclinical laboratory tests, animal studies and formulation studies in accordance with applicable regulations, including the FDA's Good Laboratory Practice, or GLP, regulations;

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submission to the FDA of an IND application, which must become effective before human clinical studies may begin;

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approval by an independent institutional review board, or IRB, or ethics committee at each clinical study site before each study may be initiated;

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performance of adequate and well-controlled human clinical studies in accordance with applicable IND and other clinical study-related regulations, referred to as good clinical practices, or GCPs, to establish the safety and efficacy of the proposed drug for each proposed indication;

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submission to the FDA of an NDA for a new drug;

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a determination by the FDA within 60 days of its receipt of an NDA to file the NDA for review;

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satisfactory completion of an FDA pre-approval inspection of the manufacturing facility or facilities where the drug is produced to assess compliance with current Good Manufacturing Practices, or cGMP, requirements to assure that the facilities, methods and controls are adequate to preserve the drug's identity, strength, quality and purity;

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potential FDA audit of the nonclinical study and/or clinical study sites that generated the data in support of the NDA; and

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FDA review and approval of the NDA, including consideration of the views of any FDA advisory committee, prior to any commercial marketing or sale of the drug in the United States.

The nonclinical and clinical testing and approval process requires substantial time, effort and financial resources, and we cannot be certain that any approvals for our product candidates will be granted on a timely basis, if at all.

The data required to support an NDA is generated in two distinct development stages: nonclinical and clinical. For new chemical entities, the nonclinical development stage generally involves synthesizing the active component, developing the formulation and determining the manufacturing process, as well as carrying out non-human toxicology, pharmacology and drug metabolism studies in the laboratory, which support subsequent clinical testing. These nonclinical tests include laboratory evaluation of product chemistry, formulation, stability and toxicity, as well as animal studies to assess the characteristics and potential safety and efficacy of the product. The conduct of the nonclinical tests must comply with federal regulations, including GLPs. The sponsor must submit the results of the nonclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and a proposed clinical protocol, to the FDA as part of the IND. An IND is a request for authorization from the FDA to administer an investigational drug product to humans. Some nonclinical testing may continue even after the IND is submitted, but an IND must become effective before human clinical studies may begin. The central focus of an IND submission is on the general investigational plan and the protocol(s) for human trials. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA raises concerns or questions regarding the proposed clinical studies, including concerns that human research subjects will be exposed to unreasonable health risks, and places the IND on clinical hold within that 30-day time period. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical study can begin. The FDA may also impose clinical holds on a drug candidate at any time before or during clinical studies due to safety concerns or non-compliance. Accordingly, we cannot be sure that submission of an IND will result in the FDA allowing clinical studies to begin, or that, once begun, issues will not arise that could cause the study to be suspended or terminated.

The clinical stage of development involves the administration of the drug candidate to healthy volunteers or patients under the supervision of qualified investigators, generally physicians not employed by or under the trial sponsor's control, in accordance with GCPs, which include the requirement that all research subjects provide their informed consent for their participation in any clinical study. Clinical studies are conducted under protocols detailing, among other things, the objectives of the clinical study, dosing procedures, subject selection and exclusion criteria and the parameters to be used to monitor subject safety and assess efficacy. Each protocol, and any subsequent amendments to the protocol, must be submitted to the FDA as part of the IND. Further, each clinical study must be reviewed and approved by an independent institutional review board, or IRB, at or servicing each institution at which the clinical study will be conducted. An IRB is charged with protecting the welfare and rights of trial participants and considers such items as whether the risks to individuals participating in the clinical studies are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the informed consent form that must be provided to each clinical study subject or his or her legal representative and must monitor the clinical study until completion. There are also requirements governing the reporting of ongoing clinical studies and completed clinical study results to public registries.

As part of the 21st Century Cures Act, or the Cures Act, which was signed into law on December 13, 2016, upon request, the FDA is to establish a process for the qualification of drug development tools. A drug development tool includes a biomarker including a surrogate endpoint, a clinical outcome assessment including a patient-reported outcome, and any other method, material or measure that the FDA determines aids drug development and regulatory review. A drug development tool is qualified if the FDA has determined that the tool and its proposed context of use can be relied upon to have a specific interpretation and application in drug development and regulatory review. A qualified drug development tool may be used to support the investigational use of a drug or support or obtain NDA approval.

A sponsor who wishes to conduct a clinical study outside the United States may, but need not, obtain FDA authorization to conduct the clinical study under an IND. If a foreign clinical study is not conducted under an IND, the sponsor may submit data from the clinical study to the FDA in support of an NDA so long as the clinical study is conducted in compliance with GCP and the FDA is able to validate the data through an onsite inspection if the agency deems it necessary.

Clinical studies

Clinical studies are generally conducted in three sequential phases that may overlap, known as Phase 1, Phase 2 and Phase 3 clinical studies.

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Phase 1 clinical studies generally involve a small number of healthy volunteers who are initially exposed to a single dose and then multiple doses of the product candidate. The primary purpose of these clinical studies is to assess the metabolism, pharmacologic action, side effect tolerability and safety of the drug.

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Phase 2 clinical studies typically involve studies in disease-affected patients to determine the dose required to produce the desired benefits and provide a preliminary evaluation of efficacy. At the same time, safety and further pharmacokinetic and pharmacodynamic information is collected, as well as identification of possible adverse effects and safety risks.

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Phase 3 clinical studies generally involve large numbers of patients at multiple sites (from several hundred to several thousand subjects) and are designed to provide the data necessary to demonstrate the effectiveness of the product for its intended use, its safety in use and to establish the overall benefit/risk relationship of the product and provide an adequate basis for physician labeling. Phase 3 clinical studies may include comparisons with placebo and/or comparator treatments.

Post-approval studies, sometimes referred to as Phase 4 clinical studies, may be conducted after initial marketing approval. These studies are used to gain additional experience from the treatment of patients in the intended therapeutic indication. In certain instances, the FDA may mandate the performance of Phase 4 clinical studies as a condition of approval of an NDA.

Progress reports detailing the results of the clinical studies must be submitted at least annually to the FDA. Written IND safety reports must be submitted to the FDA and the investigators within 15 calendar days for serious and unexpected suspected adverse events, finding from other studies or animal or in vitro testing that suggests a significant risk for human subjects, and any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. Additionally, a sponsor must notify the FDA of any unexpected fatal or life-threatening suspected adverse reaction within seven calendar days. Phase 1, Phase 2 and Phase 3 clinical studies may not be completed successfully within any specified period, if at all. The FDA or the sponsor may suspend or terminate a clinical study at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical study at its institution if the clinical study is not being conducted in accordance with the IRB's requirements or if the drug has been associated with unexpected serious harm to patients. Additionally, some clinical studies are overseen by an independent group of qualified experts organized by the clinical study sponsor, known as a data safety monitoring board or committee. This group provides authorization for whether or not a study may move forward at designated check points based on access to certain data from the study.

Pursuant to the Cures Act, the manufacturer of an investigational drug for a serious disease or condition is required to make available, such as by posting on its website, its policy on evaluating and responding to requests for individual patient access to such investigational drug. This requirement applies on the later of 60 calendar days after the date of enactment of the Cures Act or the first initiation of a Phase 2 or Phase 3 study of the investigational drug.

Concurrently with clinical studies, companies usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the drug as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the drug candidate and, among other things, the sponsor must develop methods for testing the identity, strength, quality and purity of the final drug product. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the drug candidate does not undergo unacceptable deterioration over its shelf life.

NDA and FDA review process

The results of the nonclinical studies and clinical studies, together with other detailed information, including extensive manufacturing information and information on the composition of the drug and proposed labeling, are submitted to the FDA in the form of an NDA requesting approval to market the drug for one or more specified indications. The FDA reviews an NDA to determine, among other things, whether a drug is safe and effective for its intended use and whether the product is being manufactured in accordance with cGMP to assure and preserve the product's identity, strength, quality, and purity. FDA approval of an NDA must be obtained before a drug may be offered for sale in the United States.

In addition, under the Pediatric Research Equity Act, or PREA, an NDA or supplement to an NDA must contain data to assess the safety and efficacy of the drug for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may grant deferrals for submission of pediatric data or full or partial waivers.

Under the Prescription Drug User Fee Act, or PDUFA, as amended, each NDA must be accompanied by a user fee. The FDA adjusts the PDUFA user fees on an annual basis. According to the FDA's fee schedule, effective from October 1, 2017 through September 30, 2018, the user fee for an application requiring clinical data, such as an NDA, is $2,421,495. PDUFA also imposes an annual prescription drug product program fee for human drugs ($304,162). Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a small business. The FDA reviews all NDAs submitted before it accepts them for filing and may request additional information rather than accepting an NDA for filing. The FDA must make a decision on accepting an NDA for filing within 60 days of receipt. Once the submission is accepted for filing, the FDA begins an in-depth review of the NDA. Under the goals and policies agreed to by the FDA under PDUFA, for drugs that do not contain an NCE, the FDA has 10 months from the receipt date in which to complete its initial review of a standard NDA and respond to the applicant, and six months from the receipt date for a priority NDA. For drugs containing an NCE, these 10 and six month review timeframes are from the filing date of an NDA. The FDA does not always meet its PDUFA goal dates for standard and priority NDAs, and the review process is often significantly extended by FDA requests for additional information or clarification.

After the NDA submission is accepted for filing, the FDA reviews the NDA to determine, among other things, whether the proposed product is safe and effective for its intended use, and whether the product is being manufactured in accordance with cGMP to assure and preserve the product's identity, strength, quality and purity. Before approving an NDA, the FDA will conduct a pre-approval inspection of the manufacturing facilities for the new product to determine whether they comply with cGMPs. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. In addition, before approving an NDA, the FDA may also audit data from clinical studies to ensure compliance with GCP requirements. Additionally, the FDA may refer applications for novel drug products or drug products which present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions. The FDA will likely re-analyze the clinical study data, which could result in extensive discussions between the FDA and the applicant during the review process. The review and evaluation of an NDA by the FDA is extensive and time consuming and may take longer than originally planned to complete, and we may not receive a timely approval, if at all.

After the FDA evaluates an NDA, it may issue an approval letter or a Complete Response Letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. A Complete Response Letter indicates that the review cycle of the application is complete and the application is not ready for approval. A Complete Response Letter usually describes all of the specific deficiencies in the NDA identified by the FDA. The Complete Response Letter may require additional clinical data and/or an additional pivotal Phase 3 clinical study(s), and/or other significant and time-consuming requirements related to clinical studies, nonclinical studies or manufacturing. If a Complete Response Letter is issued, the applicant may resubmit the NDA addressing all of the deficiencies identified in the letter, withdraw the application, or request an opportunity for a hearing. Even if such data and information is submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. Data obtained from clinical studies are not always conclusive and the FDA may interpret data differently than we interpret the same data.

There is no assurance that the FDA will ultimately approve a drug product for marketing in the United States and we may encounter significant difficulties or costs during the review process. If a product receives marketing approval, the approval may be significantly limited to specific diseases and dosages or the indications for use may otherwise be limited, which could restrict the commercial value of the product. Further, the FDA may require that certain contraindications, warnings, or precautions be included in the product labeling or may condition the approval of the NDA on other changes to the proposed labeling, development of adequate controls and specifications, or a commitment to conduct post-marketing testing or clinical studies and surveillance to monitor the effects of approved products. For example, the FDA may require Phase 4 testing which involves clinical studies designed to further assess a drug's safety and efficacy and may require testing and surveillance programs to monitor the safety of approved products that have been commercialized. The FDA also may place other conditions on approvals including the requirement for a risk evaluation and mitigation strategy, or REMS, to assure the safe use of the drug. If the FDA concludes a REMS is needed, the sponsor of the NDA must submit a proposed REMS. The FDA will not approve the NDA without an approved REMS, if required. A REMS could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. Any of these limitations on approval or marketing could restrict the commercial promotion, distribution, prescription or dispensing of products. Product approvals may be withdrawn for non-compliance with regulatory requirements or if problems occur following initial marketing.

Orphan drug designation

Under the Orphan Drug Act, the FDA may grant orphan designation to a drug intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States, or more than 200,000 individuals in the United States and for which there is no reasonable expectation that the cost of developing and making the product available in the United States for this type of disease or condition will be recovered from sales of the product.

Orphan drug designation must be requested before submitting an NDA. After the FDA grants orphan drug designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.

If a product that has orphan designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to orphan drug exclusivity, which means that the FDA may not approve any other applications to market the same drug for the same indication for seven years from the date of such approval, except in limited circumstances, such as a showing of clinical superiority to the product with orphan exclusivity by means of greater effectiveness, greater safety, or providing a major contribution to patient care or in instances of drug supply issues. Competitors, however, may receive approval of either a different product for the same indication or the same product for a different indication but that could be used off-label in the orphan indication. Orphan drug exclusivity also could block the approval of one of our products for seven years if a competitor obtains approval before we do for the same product, as defined by the FDA, for the same indication we are seeking approval, or if our product is determined to be contained within the scope of the competitor's product for the same indication or disease. If one of our products designated as an orphan drug receives marketing approval for an indication broader than that which is designated, it may not be entitled to orphan drug exclusivity. Orphan drug status in the European Union has similar, but not identical, requirements and benefits.

Expedited development and review programs

The FDA has a Fast Track program that is intended to expedite or facilitate the process for reviewing new drugs that meet certain criteria. Specifically, new drugs are eligible for Fast Track designation if they are intended to treat a serious or life-threatening condition and demonstrate the potential to address unmet medical needs for the condition. Fast Track designation applies to the combination of the product and the specific indication for which it is being studied. The sponsor of a new drug may request the FDA to designate the drug as a Fast Track product at any time during the clinical development of the product. Unique to a Fast Track product, the FDA may review sections of the marketing application on a rolling basis before the complete NDA is submitted, if the sponsor provides a schedule for the submission of the sections of the application, the FDA agrees to accept sections of the application and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the application.

Any product submitted to the FDA for marketing, including under the Fast Track program, may be eligible for other types of FDA programs intended to expedite development and review, such as priority review. A product is eligible for priority review if it has the potential to provide safe and effective therapy where no satisfactory alternative therapy exists or offers a significant improvement in the treatment, diagnosis or prevention of a disease compared to marketed products. The FDA will attempt to direct additional resources to the evaluation of an application for a new drug designated for priority review in an effort to facilitate the review.

Additionally, a drug may be eligible for designation as a breakthrough therapy if the drug is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinical development. The benefits of breakthrough therapy designation include the same benefits as fast track designation, plus intensive guidance from FDA to ensure an efficient drug development program. Fast Track designation, priority review, and breakthrough designation do not change the standards for approval but may expedite the development or approval process.

Pediatric trials

The FDCA requires that a sponsor who is planning to submit a marketing application for a drug that includes a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration submit an initial Pediatric Study Plan, or PSP, within sixty days of an end-of-Phase 2 meeting or as may be agreed between the sponsor and the FDA. The initial PSP must include an outline of the pediatric study or studies that the sponsor plans to conduct, including study objectives and design, age groups, relevant endpoints and statistical approach, or a justification for not including such detailed information, and any request for a deferral of pediatric assessments or a full or partial waiver of the requirement to provide data from pediatric studies along with supporting information. The FDA and the sponsor must reach agreement on the PSP. A sponsor can submit amendments to an agreed-upon initial PSP at any time if changes to the pediatric plan need to be considered based on data collected from nonclinical studies, early phase clinical studies and/or other clinical development programs.

Post-marketing requirements

Following approval of a new product, a pharmaceutical company and the approved product are subject to continuing regulation by the FDA, including, among other things, monitoring and recordkeeping activities, reporting to the FDA of adverse experiences with the product, providing the FDA with updated safety and efficacy information, product sampling and distribution requirements and complying with promotion and advertising requirements, which include, among others, standards for direct-to-consumer advertising, restrictions on promoting drugs for uses or in patient populations that are not described in the drug's approved labeling (known as "off-label use"), limitations on industry-sponsored scientific and educational activities and requirements for promotional activities involving the internet. Although physicians may prescribe legally available drugs for off-label uses, manufacturers may not market or promote such off-label uses. Prescription drug promotional materials must be submitted to the FDA in conjunction with their first use. Further, if there are any modifications to the drug, including changes in indications, labeling, or manufacturing processes or facilities, the applicant may be required to submit and obtain FDA approval of a new NDA or NDA supplement, which may require the applicant to develop additional data or conduct additional nonclinical studies and clinical studies. As with new NDAs, the review process is often significantly extended by FDA's requests for additional information or clarification. Any distribution of prescription drug products and pharmaceutical samples must comply with the U.S. Prescription Drug Marketing Act, or the PDMA, a part of the FDCA.

In the United States, once a product is approved, its manufacture is subject to comprehensive and continuing regulation by the FDA. The FDA regulations require that products be manufactured in specific approved facilities and in accordance with cGMP. We rely, and expect to continue to rely, on third parties for the production of clinical and commercial quantities of our products in accordance with cGMP regulations. NDA holders using contract manufacturers, laboratories or packagers are responsible for the selection and monitoring of qualified firms, and, in certain circumstances, qualified suppliers to these firms. These manufacturers must comply with cGMP regulations that require among other things, quality control and quality assurance as well as the corresponding maintenance of records and documentation and the obligation to investigate and correct any deviations from cGMP. Drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP and other laws. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain cGMP compliance. The discovery of violative conditions, including failure to conform to cGMP, could result in enforcement actions that interrupt the operation of any such facilities or the ability to distribute products manufactured, processed or tested by them. Discovery of problems with a product after approval may result in restrictions on a product, manufacturer, or holder of an approved NDA, including, among other things, recall or withdrawal of the product from the market.

Discovery of previously unknown problems with a product or the failure to comply with applicable FDA requirements can have negative consequences, including adverse publicity, judicial or administrative enforcement, warning letters from the FDA, mandated corrective advertising or communications with doctors, and civil or criminal penalties, among others. Newly discovered or developed safety or effectiveness data may require changes to a product's approved labeling, including the addition of new warnings and contraindications, and also may require the implementation of other risk management measures. Also, new government requirements, including those resulting from new legislation, may be established, or the FDA's policies may change, which could delay or prevent regulatory approval of our products under development. Changes in statutes, regulations, or the interpretation of existing regulations could impact our business in the future by requiring, for example: (i) changes to our manufacturing arrangements; (ii) additions or modifications to product labeling; (iii) the recall or discontinuation of our products; or (iv) additional record-keeping requirements. If any such changes were to be imposed, they could adversely affect the operation of our business.

Orange book listing

Section 505 of the FDCA describes three types of marketing applications that may be submitted to the FDA to request marketing authorization for a new drug. A Section 505(b)(1) NDA is an application that contains full reports of investigations of safety and efficacy. A Section 505(b)(2) NDA is an application in which the applicant, in part, relies on investigations that were not conducted by or for the applicant and for which the applicant has not obtained a right of reference or use from the person by or for whom the investigations were conducted. Section 505(j) establishes an abbreviated approval process for a generic version of approved drug products through the submission of an Abbreviated New Drug Application, or ANDA. An ANDA provides for marketing of a generic drug product that has the same active ingredients, dosage form, strength, route of administration, labeling, performance characteristics and intended use, among other things, to a previously approved product. Limited changes must be preapproved by the FDA via a suitability petition. ANDAs are termed "abbreviated" because they are generally not required to include nonclinical and clinical data to establish safety and efficacy. Instead, generic applicants must scientifically demonstrate that their product is bioequivalent to, or performs in the same manner as, the innovator drug through in vitro, in vivo, or other testing. The generic version must deliver the same amount of active ingredients into a subject's bloodstream in the same amount of time as the innovator drug and can often be substituted by pharmacists under prescriptions written for the reference listed drug.

In seeking approval for a drug through an NDA, including a 505(b)(2) NDA, applicants are required to list with the FDA certain patents having claims that cover the applicant's product and method of use. Upon approval of an NDA, each of the patents listed in the application for the drug is then published in Approved Drug Products with Therapeutic Equivalence Evaluations, also known as the Orange Book. These products may be cited by potential competitors in support of approval of an ANDA or 505(b)(2) NDA.

Any applicant who files an ANDA seeking approval of a generic equivalent version of a drug listed in the Orange Book or a 505(b)(2) NDA referencing a drug listed in the Orange Book must make patent certifications to the FDA that (1) no patent information on the drug or method of use that is the subject of the application has been submitted to the FDA; (2) the patent has expired; (3) the date on which the patent has expired and approval will not be sought until after the patent expiration; or (4) the patent is invalid or will not be infringed upon by the manufacture, use, or sale of the drug product for which the application is submitted. The last certification is known as a paragraph IV certification. Generally, the ANDA or 505(b)(2) NDA cannot be approved until all listed patents have expired, except where the ANDA or 505(b)(2) NDA applicant challenges a listed patent through a paragraph IV certification or if the applicant is not seeking approval of a patented method of use. If the applicant does not challenge the listed patents or does not indicate that it is not seeking approval of a patented method of use, the ANDA or 505(b)(2) NDA application will not be approved until all of the listed patents claiming the referenced product have expired.

If the competitor has provided a paragraph IV certification to the FDA, the competitor must also send notice of the paragraph IV certification to the holder of the NDA for the reference listed drug and the patent owner within 20 days after the application has been accepted for filing by the FDA. The NDA holder or patent owner may then initiate a patent infringement lawsuit in response to the notice of the paragraph IV certification. The filing of a patent infringement lawsuit within 45 days of the receipt of a paragraph IV certification notice prevents the FDA from approving the ANDA or 505(b)(2) application until the earlier of 30 months from the date of the lawsuit, expiration of the patent, settlement of the lawsuit, a decision in the infringement case that is favorable to the applicant or such shorter or longer period as may be ordered by a court. This prohibition is generally referred to as the 30-month stay.

In instances where an ANDA or 505(b)(2) NDA applicant files a paragraph IV certification, the NDA holder or patent owners regularly take action to trigger the 30-month stay, recognizing that the related patent litigation may take many months or years to resolve. Thus, approval of an ANDA or 505(b)(2) NDA could be delayed for a significant period of time depending on the patent certification the applicant makes and the reference drug sponsor's decision to initiate patent litigation.

U.S. marketing exclusivity

Marketing exclusivity provisions under the FDCA can also delay the submission or the approval of certain marketing applications. The FDCA provides three years of marketing exclusivity for an NDA, or supplement to an existing NDA, if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example for new indications, dosages or strengths of an existing drug. This three-year exclusivity covers only the modification for which the drug received approval on the basis of the new clinical investigations and does not prohibit the FDA from approving abbreviated new drug applications, or ANDAs, for drugs containing the active agent for the original indication or condition of use. The FDCA also provides a five-year period of non-patent marketing exclusivity within the United States to the first applicant to obtain approval of an NDA for an NCE. A drug is an NCE if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not accept for review an ANDA or a 505(b)(2) NDA submitted by another company for another drug based on the same active moiety, regardless of whether the drug is intended for the same indication as the original innovator drug or for another indication, where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement to one of the patents listed with the FDA by the innovator NDA holder. Three-year and five-year exclusivity will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the nonclinical studies and adequate and well-controlled clinical studies necessary to demonstrate safety and efficacy. Pediatric exclusivity is another type of regulatory market exclusivity in the United States. Pediatric exclusivity, if granted, adds six months to existing exclusivity periods and patent terms. This six-month exclusivity, which runs from the end of other exclusivity protection or patent term, may be granted based on the voluntary completion of a pediatric trial in accordance with an FDA-issued "Written Request" for such a trial.

A drug that is granted regulatory approval may be eligible for five years of marketing exclusivity in the United States following regulatory approval if that drug is classified as an NCE. A drug can be classified as a NCE if the FDA has not previously approved any other drug containing the same active moiety. While we believe there is a likelihood that the FDA would grant NCE status to both NYX-2925 and NYX-783 if both are granted regulatory approval, NYX-2925 and NYX-783 have the same structural formula but differ in spatial orientation, i.e., are separate stereoisomers of each other, and there can be no assurance that both will be granted NCE exclusivity.

U.S. patent-term extension

Depending upon the timing, duration and specifics of FDA approval of our current product candidates or any future product candidate, some of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, commonly referred to as the Hatch Waxman Act. The Hatch Waxman Act permits extension of the patent term of up to five years as compensation for patent term lost during FDA regulatory review process. Patent term extension, however, cannot extend the remaining term of a patent beyond a total of 14 years from the product's approval date. The patent term extension period is generally one half the time between the effective date of an IND and the submission date of an NDA plus the time between the submission date of an NDA and the approval of that application, except that the review period is reduced by any time during which the applicant failed to exercise due diligence. Only one patent applicable to an approved drug is eligible for the extension (and only those patient claims covering the approved drug, a method for using it or a method for manufacturing it may be extended), and the application for the extension must be submitted prior to the expiration of the patent. A patent that covers multiple products for which approval is sought can only be extended in connection with one of the approvals. The USPTO, in consultation with the FDA, reviews and approves the application for any patent term extension. In the future, we may apply for extension of patent term for our currently owned patents to add patent life beyond its current expiration date, depending on the expected length of the clinical studies and other factors involved in the filing of the relevant NDA. However, there can be no assurance that the USPTO or FDA will grant us any requested patent term extension, either for the length we request or at all.

Other regulatory matters

Manufacturing, sales, promotion, and other activities following product approval are also subject to regulation by numerous regulatory authorities in addition to the FDA, including, in the United States, the Centers for Medicare & Medicaid Services, other divisions of the Department of Health and Human Services including the Office of the Inspector General, the U.S. Department of Justice, the Consumer Product Safety Commission, the Federal Trade Commission, the Occupational Safety & Health Administration, the Environmental Protection Agency and state and local regulatory authorities. In the United States, sales, marketing and scientific/educational programs must also comply with state and federal fraud and abuse laws. These laws include the federal Anti-Kickback Statute, which makes it illegal for any person, including a prescription drug manufacturer (or a party acting on its behalf) to knowingly and willfully solicit, receive, offer, or pay any remuneration that is intended to induce the referral of business, including the purchase, order, or prescription of a particular drug, for which payment may be made under a federal healthcare program, such as Medicare or Medicaid. Violations of this law are punishable by up to five years in prison, criminal fines, administrative civil money penalties and exclusion from participation in federal healthcare programs. In addition, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively the ACA, among other things, amended the intent requirement of the federal Anti-Kickback Statute. A person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it. Moreover, the ACA provides that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act.

Although we would not submit claims directly to payors, drug manufacturers can be held liable under the federal civil False Claims Act, which prohibits anyone from knowingly presenting, or causing to be presented, for payment to federal programs (including Medicare and Medicaid) claims for items or services, including drugs, that are false or fraudulent, claims for items or services not provided as claimed, or claims for medically unnecessary items or services. The government may deem manufacturers to have "caused" the submission of false or fraudulent claims by, for example, providing inaccurate billing or coding information to customers or promoting a product off-label. In addition, our activities relating to the reporting of wholesaler or estimated retail prices for our products, the reporting of prices used to calculate Medicaid rebate information and other information affecting federal, state and third-party reimbursement for our products, and the sale and marketing of our products, are subject to scrutiny under this law. Penalties for a False Claims Act violation include three times the actual damages sustained by the government, plus mandatory civil penalties of between $11,181 and $22,363 for each separate false claim, the potential for exclusion from participation in federal healthcare programs, and, although the federal False Claims Act is a civil statute, conduct that results in a False Claims Act violation may also implicate various federal criminal statutes. If the government were to allege that we were, or convict us of, violating these false claims laws, we could be subject to a substantial fine and may suffer a decline in our stock price. In addition, private individuals have the ability to bring actions under the federal False Claims Act and certain states have enacted laws modeled after the federal False Claims Act.

The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, created new federal criminal statutes that prohibit among other actions, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payors, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Like the federal Anti-Kickback Statute a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

The civil monetary penalties statute imposes penalties against any person or entity that, among other things, is determined to have presented or caused to be presented a claim to a federal health program that the person knows or should know is for an item or service that was not provided as claimed or is false or fraudulent. Also, many states have similar fraud and abuse statutes or regulations that may be broader in scope and may apply regardless of payor, in addition to items and services reimbursed under Medicaid and other state programs. Additionally, to the extent that any of our product candidates, if approved, are sold in a foreign country, we may be subject to similar foreign laws.

HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and their implementing regulations, including the final omnibus rule published on January 25, 2013, mandates, among other things, the adoption of uniform standards for the electronic exchange of information in common healthcare transactions, as well as standards relating to the privacy and security of individually identifiable health information, which require the adoption of administrative, physical and technical safeguards to protect such information. Among other things, HITECH makes HIPAA's security standards directly applicable to business associates, defined as independent contractors or agents of covered entities that create, receive or obtain protected health information in connection with providing a service for or on behalf of a covered entity. HITECH also increased the civil and criminal penalties that may be imposed against covered entities and business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorney's fees and costs associated with pursuing federal civil actions. In addition, certain state laws govern the privacy and security of health information in certain circumstances, some of which are more stringent than HIPAA and many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts. Failure to comply with these laws, where applicable, can result in the imposition of significant civil and criminal penalties.

Other regulations may affect other aspects of our business. For example, pricing and rebate programs must comply with the Medicaid rebate requirements of the U.S. Omnibus Budget Reconciliation Act of 1990 and more recent requirements in ACA. If products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. Products must meet applicable child-resistant packaging requirements under the U.S. Poison Prevention Packaging Act. Manufacturing, sales, promotion and other activities are also potentially subject to federal and state consumer protection and unfair competition laws. There has also been a recent trend of increased federal and state regulation of payments made to physicians. Certain states mandate implementation of compliance programs, impose restrictions on drug manufacturers' marketing practices and/or require the tracking and reporting of gifts, compensation and other remuneration to physicians.

If our operations are found to be in violation of any of such laws or any other governmental regulations that apply to us, we may be subject to penalties, including, without limitation, administrative, civil and criminal penalties, damages, fines, disgorgement, contractual damages, reputational harm, diminished profits and future earnings, the curtailment or restructuring of our operations, exclusion from participation in federal and state healthcare programs and individual imprisonment, any of which could adversely affect our ability to operate our business and our financial results. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management's attention from the operation of our business.

European Union drug development

In the European Union, our future products may also be subject to extensive regulatory requirements. As in the United States, medicinal products can only be marketed if a marketing authorization from the competent regulatory agencies has been obtained.

Similar to the United States, the various phases of nonclinical and clinical research in the European Union are subject to significant regulatory controls. Although the EU Clinical Trials Directive 2001/20/EC has sought to harmonize the EU clinical studies regulatory framework, setting out common rules for the control and authorization of clinical studies in the EU, the EU Member States have transposed and applied the provisions of the Directive differently. This has led to significant variations in the member state regimes. Under the current regime, before a clinical study can be initiated it must be approved in each of the EU countries where the study is to be conducted by two distinct bodies: the National Competent Authority, or NCA, and one or more Ethics Committees, or ECs. Under the current regime all suspected unexpected serious adverse reactions to the investigated drug that occur during the clinical study have to be reported to the NCA and ECs of the Member State where they occurred.

In April 2014, the EU adopted a new Clinical Trials Regulation (EU) No 536/2014, which is set to replace the current Clinical Trials Directive 2001/20/EC. It is expected that the new Clinical Trials Regulation (EU) No 536/2014 will apply in 2019 with a three-year transition period. It will overhaul the current system of approvals for clinical studies in the EU. Specifically, the new regulation, which will be directly applicable in all member states, aims at simplifying and streamlining the approval of clinical studies in the EU. For instance, the new Clinical Trials Regulation provides for a streamlined application procedure via a single point and strictly defined deadlines for the assessment of clinical study applications.

European Union drug review and approval

In the European Economic Area, or EEA, comprising the 28 Member States of the European Union plus Norway, Iceland and Liechtenstein, medicinal products can only be commercialized after obtaining a Marketing Authorization, or MA. There are two types of marketing authorizations:

The Community MA is issued by the European Commission through the Centralized Procedure, based on the opinion of the Committee for Medicinal Products for Human Use, or CHMP, of the European Medicines Agency, or EMA, and is valid throughout the entire territory of the EEA. The Centralized Procedure is mandatory for certain types of products, such as biotechnology medicinal products, orphan medicinal products and medicinal products containing a new active substance indicated for the treatment of AIDS, cancer, neurodegenerative disorders, diabetes, auto-immune and viral diseases. The Centralized Procedure is optional for products containing a new active substance not yet authorized in the EEA, or for products that constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health in the EU.

National MAs, which are issued by the competent authorities of the Member States of the EEA and only cover their respective territory, are available for products not falling within the mandatory scope of the Centralized Procedure. Where a product has already been authorized for marketing in a Member State of the EEA, this National MA can be recognized in another Member States through the Mutual Recognition Procedure. If the product has not received a National MA in any Member State at the time of application, it can be approved simultaneously in various Member States through the Decentralized Procedure. Under the Decentralized Procedure an identical dossier is submitted to the competent authorities of each of the Member States in which the MA is sought, one of which is selected by the applicant as the Reference Member State, or RMS. The competent authority of the RMS prepares a draft assessment report, a draft summary of the product characteristics, or SPC, and a draft of the labeling and package leaflet, which are sent to the other Member States (referred to as the Member States Concerned) for their approval. If the Member States Concerned raise no objections, based on a potential serious risk to public health, to the assessment, SPC, labeling, or packaging proposed by the RMS, the product is subsequently granted a national MA in all the Member States (i.e., in the RMS and the Member States Concerned).

Under the above described procedures, before granting the MA, the EMA or the competent authorities of the Member States of the EEA make an assessment of the risk-benefit balance of the product on the basis of scientific criteria concerning its quality, safety and efficacy.

European Union new chemical entity exclusivity

In the EU, new chemical entities, sometimes referred to as new active substances, qualify for eight years of data exclusivity upon marketing authorization and an additional two years of market exclusivity. The data exclusivity, if granted, prevents regulatory authorities in the EU from referencing the innovator's data to assess a generic application for eight years, after which generic marketing authorization can be submitted, and the innovator's data may be referenced, but not approved for two years. The overall ten year period will be extended to a maximum of eleven years if, during the first eight years of those ten years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are determined to bring a significant clinical benefit in comparison with currently approved therapies.

European Union orphan designation and exclusivity

In the EU, the European Commission, based on the recommendation of the EMA's Committee for Orphan Medicinal Products, grants orphan drug designation to promote the development of products that are intended for the diagnosis, prevention or treatment of life threatening or chronically debilitating conditions affecting not more than five in 10,000 persons in the EU community (or where it is unlikely that the development of the medicine would generate sufficient return to justify the investment) and for which no satisfactory method of diagnosis, prevention or treatment has been authorized (or, if a method exists, the product would be a significant benefit to those affected).

In the EU, orphan drug designation entitles a party to financial incentives such as reduction of fees or fee waivers and ten years of market exclusivity is granted following medicinal product approval. This period is extended by two years for compliance with an agreed upon pediatric investigation plan granted at the time of review of the orphan drug designation. This period may be reduced to six years if the orphan drug designation criteria are no longer met, including where it is shown that the product is sufficiently profitable not to justify maintenance of market exclusivity. Additionally, marketing authorization may be granted to a similar product for the same indication at any time, if (i) the holder of the marketing authorization for the original orphan medicinal product consents to a second orphan medicinal product application, (ii) the holder of the marketing authorization for the original orphan medicinal product cannot supply sufficient quantities of the orphan medicinal product, or (iii) the second applicant can establish that the second medicinal product, although similar, is safer, more effective or otherwise clinically superior to the authorized orphan medicinal product. Orphan drug designation must be requested before submitting an application for marketing approval. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.

European data collection

The collection and use of personal health data in the European Economic Area (EEA) is governed by the provisions of the Data Protection Directive 95/46/EC, which will be replaced by the General Data Protection Regulation 2016/679 (or GDPR) effective May 25, 2018. The GDPR applies to any company established in the EEA and to companies established outside the EEA that process personal data in connection with the offering of goods or services to data subjects in the EU or the monitoring of the behavior of data subjects in the EU. The GDPR enhances data protection obligations for data controllers of personal data (including stringent requirements relating to the consent of data subjects, expanded disclosures about how personal data is used, requirements to conduct privacy impact assessments for "high risk" processing, limitations on retention of personal data, mandatory data breach notification and "privacy by design" requirements) and creates direct obligations on service providers acting as data processors. The Data Protection Directive and GDPR also impose strict rules on the transfer of personal data outside of the EEA to countries that do not ensure an adequate level of protection, like the U.S. Failure to comply with the requirements of the Data Protection Directive, the GDPR, and the related national data protection laws of the EEA Member States may result in fines up to 20 million Euros or 4% of a company's global annual revenues for the preceding financial year, whichever is higher. Moreover, the GDPR grants data subjects the right to claim material and non-material damages resulting from infringement of the GDPR. Given the breadth and depth of changes in data protection obligations, preparing to meet the GDPR's requirements before it becomes effective, and maintaining compliance with the GDPR thereafter, will require significant time, resources and expense, and we may be required to put in place additional mechanisms ensuring compliance with the new data protection rules. This may be onerous and adversely affect our business, financial condition, results of operations and prospects.

Rest of the world regulation

For other countries outside of the European Union and the United States, such as countries in Eastern Europe, Latin America or Asia, the requirements governing the conduct of clinical studies, product licensing, pricing and reimbursement vary from country to country. In all cases the clinical studies must be conducted in accordance with GCP requirements and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki. If we fail to comply with applicable foreign regulatory requirements, we may be subject to, among other things, fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

Reimbursement

Sales of our products will depend, in part, on the extent to which our products will be covered by third-party payors, such as government health programs, commercial insurance and managed healthcare organizations. In the United States no uniform policy of coverage and reimbursement for drug products exists. Accordingly, decisions regarding the extent of coverage and amount of reimbursement to be provided for any of our products will be made on a payor by payor basis. A payor's decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved or that any required patient cost-sharing amount will be acceptable to the patient. Moreover, one payor's decision to cover a particular drug product or service does not ensure that other payors will also provide coverage for the medical product or service, or will provide coverage at an adequate reimbursement rate. As a result, the coverage determination process is often a time-consuming and costly process that will require us to provide scientific and clinical support for the use of our product to each payor separately, with no assurance that coverage and adequate reimbursement will be obtained.

Third-party payors are increasingly reducing reimbursements for medical products and services. Additionally, the containment of healthcare costs has become a priority of federal and state governments, and the prices of drugs have been a focus in this effort. The U.S. government, state legislatures and foreign governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit our net revenue and results. Decreases in third-party reimbursement for our products or a decision by a third-party payor to not cover our products could reduce physician usage of the products and have a material adverse effect on our sales, results of operations and financial condition.

The Medicare Prescription Drug, Improvement, and Modernization Act of 2003, or the MMA, established the Medicare Part D program to provide a voluntary prescription drug benefit to Medicare beneficiaries. Under Part D, Medicare beneficiaries may enroll in prescription drug plans offered by private entities that provide coverage of outpatient prescription drugs. Unlike Medicare Part A and B, Part D coverage is not standardized. Part D prescription drug plan sponsors are not required to pay for all covered Part D drugs, and each drug plan can develop its own drug formulary that identifies which drugs it will cover and at what tier or level. However, Part D prescription drug formularies must include drugs within each therapeutic category and class of covered Part D drugs, though not necessarily all the drugs in each category or class. Any formulary used by a Part D prescription drug plan must be developed and reviewed by a pharmacy and therapeutic committee. Government payment for some of the costs of prescription drugs may increase demand for products for which we receive marketing approval. However, any negotiated prices for our products covered by a Part D prescription drug plan will likely be lower than the prices we might otherwise obtain. Moreover, while the MMA applies only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own payment rates. Any reduction in payment that results from the MMA may result in a similar reduction in payments from non-governmental payors.

The American Recovery and Reinvestment Act of 2009 provides funding for the federal government to compare the effectiveness of different treatments for the same illness. The plan for the research was published in 2012 by the Department of Health and Human Services, the Agency for Healthcare Research and Quality and the National Institutes for Health, and periodic reports on the status of the research and related expenditures will be made to Congress.

In addition, in some foreign countries, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing vary widely from country to country. For example, the European Union provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. A member state may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our products. Historically, products launched in the European Union do not follow price structures of the United States and generally prices tend to be significantly lower.

Affordable Care Act and other reform initiatives

In the United States and some foreign jurisdictions, there have been, and likely will continue to be, a number of legislative and regulatory changes and proposed changes regarding the healthcare system directed at broadening the availability of healthcare, improving the quality of healthcare, and containing or lowering the cost of healthcare.

For example, in March 2010, the ACA was enacted in the United States. The ACA includes measures that have significantly changed, and are expected to continue to significantly change, the way healthcare is financed by both governmental and private insurers. Among the provisions of the ACA of greatest importance to the pharmaceutical industry are the following:

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The Medicaid Drug Rebate Program requires pharmaceutical manufacturers to enter into and have in effect a national rebate agreement with the Secretary of the U.S. Department of Health and Human Services in exchange for state Medicaid coverage of most of the manufacturer's drugs. The ACA made several changes to the Medicaid Drug Rebate Program, including increasing pharmaceutical manufacturers' rebate liability by raising the minimum basic Medicaid rebate on most branded prescription drugs to 23.1% of average manufacturer price, or AMP, and adding a new rebate calculation for "line extensions" (i.e., new formulations, such as extended release formulations) of solid oral dosage forms of branded products, as well as potentially impacting their rebate liability by modifying the statutory definition of AMP.

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The ACA imposed a requirement on manufacturers of branded drugs to provide a 50% (70% commencing January 1, 2019) point-of-sale discount off the negotiated price of branded drugs dispensed to Medicare Part D beneficiaries in the coverage gap (i.e., "donut hole") as a condition for a manufacturer's outpatient drugs being covered under Medicare Part D.

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The ACA imposed an annual, nondeductible fee on any entity that manufactures or imports certain branded prescription drugs, apportioned among these entities according to their market share in certain government healthcare programs.

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The ACA imposed new reporting requirements on drug manufacturers for payments made to physicians and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. Failure to submit required information may result in civil monetary penalties of up to an aggregate of $165,786 per year (or up to an aggregate of $1,105,241 per year for "knowing failures"), for all payments, transfers of value or ownership or investment interests that are not timely, accurately and completely reported in an annual submission. Drug manufacturers are required to submit reports to CMS by the 90th day of each calendar year.

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The ACA established a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research. The research conducted by the Patient-Centered Outcomes Research Institute may affect the market for certain pharmaceutical products. The ACA established the Center for Medicare and Medicaid Innovation within CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending. Funding has been allocated to support the mission of the Center for Medicare and Medicaid Innovation through 2019.

Some of the provisions of the ACA have yet to be fully implemented, while certain provisions have been subject to judicial and Congressional challenges. Further, on January 20, 2017, President Trump signed an Executive Order directing federal agencies with authorities and responsibilities under the ACA waive, defer, grant exemptions from, or delay the implementation of any provision of the ACA that would impose a fiscal burden on states or a cost, fee, tax, penalty or regulatory burden on individuals, healthcare providers, health insurers, or manufacturers of pharmaceuticals or medical devices. On October 13, 2017, President Trump signed an Executive Order terminating the cost-sharing subsidies that reimburse insurers under the ACA. Several state Attorneys General filed suit to stop the administration from terminating the subsidies, but their request for a restraining order was denied by a federal judge in California on October 25, 2017. In addition, CMS has recently proposed regulations that would give states greater flexibility in setting benchmarks for insurers in the individual and small group marketplaces, which may have the effect of relaxing the essential health benefits required under the ACA for plans sold through such marketplaces. Congress may consider other legislation to replace elements of the ACA. The Tax Cuts and Jobs Act of 2017, or TCJA, includes a provision repealing, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the "individual mandate." Additionally, on January 22, 2018, President Trump signed a continuing resolution on appropriations for fiscal year 2018 that delayed the implementation of certain ACA-mandated fees, including the so-called "Cadillac" tax on certain high cost employer-sponsored insurance plan, the annual fee imposed on certain high cost employer-sponsored insurance plans, the annual fee imposed on certain health insurance providers based on market share, and the medical device exercise tax on non-exempt medical devices. Further, the Bipartisan Budget Act of 2018, or the BBA, among other things, amends the ACA, effective January 1, 2019, to reduce the coverage gap in most Medicare drug plans, commonly referred to as the "donut hole." Congress also could consider additional legislation to repeal, replace, or further modify elements of the ACA. Thus, the full impact of the ACA, or any law replacing elements of it, and the political uncertainty regarding any repeal and replacement on the ACA, on our business remains unclear.

Many of the details regarding the implementation of the ACA are yet to be determined, and at this time, it remains unclear the full effect that the ACA would have on our business. There have been judicial and Congressional challenges to the ACA, and we expect such challenges and amendments to continue in the future.

Other legislative changes have been proposed and adopted in the United States since the ACA was enacted. In August 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation's automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers up to 2% per fiscal year, which went into effect in April 2013, following passage of the Bipartisan Budget Act of 2013, and will remain in effect through 2027 unless additional congressional action is taken. Further, in January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, further reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors, which may adversely affect our future profitability. Additionally, there has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices.

Specifically, there have been several recent U.S. Congressional inquiries and proposed bills designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs and reform government program reimbursement methodologies for drugs.

We cannot predict what healthcare reform initiatives may be adopted in the future. Further federal, state and foreign legislative and regulatory developments are likely, and we expect ongoing initiatives to increase pressure on drug pricing. Such reforms could have an adverse effect on anticipated revenues from product candidates and may affect our overall financial condition and ability to develop product candidates.

Employees

As of February 28, 2018 we employed 58 full-time employees, including 44 in research and development and 14 in general and administrative, and no part-time employees. Twenty-four of our employees hold M.D. or Ph.D. degrees. We have never had a work stoppage, and none of our employees is represented by a labor organization or under any collective-bargaining arrangements. We consider our relationship with our employees to be good.

Facilities

We currently have two locations located in Evanston, Illinois where we lease space. Our research facilities, which include lab and office space, consists of approximately 4,700 square feet and are leased through Northwestern University. We lease a facility containing our research and development, laboratory and office space, which consists of approximately 16,519 square feet located at 909 Davis Street, Suite 600, Evanston, IL 60201. Our lease on our corporate headquarters expires on August 31, 2022 and is subject to a five year renewal period in accordance with the terms of the lease. We believe our facilities are adequate for our current needs and that suitable additional substitute space would be available if needed.

Legal proceedings

As of the date of this prospectus, we are not party to any legal matters or claims. In the future, we may become party to legal matters and claims arising in the ordinary course of business, the resolution of which we do not anticipate would have a material adverse impact on our financial position, results of operations or cash flows.

Management

Executive officers and directors

The following table sets forth information regarding our executive officers and directors, including their ages as of February 28, 2018:

Name	Age	Position(s)

Executive Officers:
Norbert G. Riedel, Ph.D.	60	President, Chief Executive Officer, and Director
Ashish Khanna	42	Chief Financial Officer and Chief Business Officer
Andrew Kidd	42	Chief Commercial Officer
Torsten M. Madsen, M.D., Ph.D.	51	Chief Medical Officer
Joseph R. Moskal, Ph.D.	67	Chief Scientific Officer
Non-Management Directors:
Wilbur H. Gantz III	80	Chairman of the Board
Patrick G. Enright	56	Director
Elisha P. Gould III	61	Director
Adam M. Koppel, M.D., Ph.D.	48	Director
Liam Ratcliffe, M.D., Ph.D.	54	Director
James N. Topper, M.D., Ph.D.	56	Director

(1)    Member of the audit committee.

(2)    Member of the compensation committee.

(3)    Member of the nominating and corporate governance committee.

Norbert G. Riedel, Ph.D., has served as a member of our board of directors and our President and Chief Executive Officer since June 2015. Dr. Riedel previously served as Chief Executive Officer and President of Naurex Inc., our predecessor company, from January 2014 to July 2015. From 2001 to January 2013, he served as Corporate Vice President and Chief Scientific Officer of Baxter International Inc., a diversified healthcare company, where from 1998 to 2001, he also served as President and General Manager of the recombinant therapeutic proteins business unit and Vice President of Research and Development of the bioscience business unit. From 1996 to 1998, Dr. Riedel served as head of worldwide biotechnology and worldwide core research functions at Hoechst-Marion Roussel, now Sanofi, a global pharmaceutical company. Dr. Riedel served on the board of directors of Ariad Pharmaceuticals, Inc., an oncology company, from May 2011 until the company was acquired in February 2017. Dr. Riedel also serves on the board of directors of Jazz Pharmaceuticals plc and the Illinois Biotechnology Industry Organization and is also a member of the Austrian Academy of Sciences. Dr. Riedel is an Adjunct Professor at Boston University School of Medicine and an Adjunct Professor of Medicine at Northwestern University's Feinberg School of Medicine. Dr. Riedel holds a Diploma in biochemistry and a Ph.D. in biochemistry from the University of Frankfurt. Dr. Riedel brings significant scientific, drug discovery and development, and commercial expertise to our board of directors with over 20 years of experience in the biotechnology and pharmaceutical industries.

Ashish Khanna has served as our Chief Business Officer since July 2015 and as our Chief Financial Officer since February 2018. He was previously Vice President of Corporate Development at Naurex and managed its financing and transaction efforts between 2010 and 2015, culminating in the company's acquisition by Allergan plc. Prior to Naurex, Mr. Khanna served as Director of Business Development at Vanda Pharmaceuticals. He was formerly a member of the cardiology strategic marketing team at Cordis

Corporation, a Johnson & Johnson company. Earlier, Mr. Khanna was a strategy consultant with the Palladium Group and with the Strategic Advisory Services practice of Ernst & Young (now Capgemini). He serves on the board of directors of the Illinois Biotechnology Innovation Organization. Mr. Khanna received a B.S. in finance and B.A.S. in systems engineering from the University of Pennsylvania, as well as an M.B.A. from the Wharton School.

Andrew Kidd has served as our Chief Commercial Officer since November 2017. He was previously at Baxter International for over ten years, most recently as senior vice president of strategy and business development. Prior to that he held a number of commercial leadership positions including general manager of Baxter Canada, global franchise head for surgical care, and general manager of U.S. anesthesia and cardiovascular. Before joining Baxter he worked at The Boston Consulting Group both in London and then Chicago focused on pharmaceutical and other healthcare clients. Mr. Kidd received a BM BCh medical degree from the University of Oxford and a B.A. in medical sciences from the University of Cambridge.

Torsten M. Madsen, M.D., Ph.D., has served as our Chief Medical Officer since July 2015. He previously served as Vice President and an observer on the board of directors of Naurex Inc. and was previously chief medical officer and vice president of U.S. drug development at Lundbeck from January 2014 to April 2015. Prior to this, Dr. Madsen served in different roles at H. Lundbeck A/S between 2009 and 2013, including as divisional director of international clinical research in mood and anxiety disorders, directing the clinical development program and registration of vortioxetine. Before joining Lundbeck, Dr. Madsen was a resident physician in psychiatry at Aarhus University Hospital in Denmark. Dr. Madsen received an M.D. and a Ph.D. from Copenhagen University and worked as a postdoctoral associate in the department of molecular psychiatry at Yale University.

Joseph R. Moskal, Ph.D., has served as our Chief Scientific Officer since July 2015. He founded Naurex in September 2006 and served as its chief scientific officer until the company was acquired by Allergan plc in July 2015. He is also a professor of biomedical engineering at Northwestern University and director of the university's Falk Center for Molecular Therapeutics. Dr. Moskal previously served as assistant professor and director of the neurosurgery laboratories at the Albert Einstein College of Medicine. Earlier, he was a staff fellow at the National Institutes of Health. Dr. Moskal is well known for his research on the NMDAr. He received a B.S. and a Ph.D. from the University of Notre Dame.

Wilbur H. Gantz III has served as a member of our board of directors since July 2015. Mr. Gantz has been the President of PathoCapital, an investor in healthcare companies, since March 2009. He previously served as Executive Chairman and Chief Executive Officer of Ovation Pharmaceuticals, Inc., which was sold to Lundbeck, AG in 2009, and as Chairman, Chief Executive Officer and President of PathoGenesis Corporation, a biopharmaceutical company that was sold to Chiron, Inc. in 2000. Prior to founding PathoGenesis, from 1987 to 1992 he served as President of Baxter International, Inc., a manufacturer and marketer of healthcare products. During the past five years, Mr. Gantz has served on the board of directors of Aevi Genomic Medicine, Inc. and W.W. Grainger, Inc. He currently serves on the boards of private companies Harmony Biosciences, LLC, ReliefBand Technologies LLC, and Adams Street Partners, LLC. He is a trustee of The Field Museum of Natural History and Brain Research Foundation. Mr. Gantz holds a B.A. degree from Princeton University, where he graduated cum laude, and an M.B.A. from Harvard Business School. We believe that Mr. Gantz is qualified to serve on our board due to his extensive experience managing biopharmaceutical and healthcare companies.

Patrick G. Enright has served as a member of our board of directors since May 2016. Since 2007, Mr. Enright has served as a Managing Director of Longitude Capital, a venture capital firm, of which he is a founder. From 2002 through 2006, Mr. Enright was a Managing Director of Pequot Ventures, a venture capital investment firm, where he co-led the life sciences investment practice. He currently serves on the boards of directors of Aimmune Therapeutics, Inc., Jazz Pharmaceuticals plc, and several privately-held companies. Previously, Mr. Enright served on the boards of directors of Esperion Therapeutics, Inc., from April 2013 to June 2016 and Corcept Therapeutics Incorporated from April 2008 to May 2017. Mr. Enright received a B.S. from Stanford University and an M.B.A. from the Wharton School at the University of Pennsylvania. We believe Mr. Enright is qualified to serve on our board due to his experience as a venture capital investor focused on life sciences companies and his past work in the pharmaceutical industry.

Elisha P. Gould III has served as a member of our board of directors since July 2015. Mr. Gould is currently a Partner and Head of Venture/Growth Equity Investments at Adams Street Partners, LLC, a global private equity firm, and has been employed by Adams Street Partners or its predecessor organizations since 1994. Since 2014, Mr. Gould has served on the board of directors of Corvus Pharmaceuticals, Inc. and in the past five years, he has also served on the board of directors of OncoMed Pharmaceuticals, Inc. He also currently serves on the board of directors of several private companies. Mr. Gould received an A.B. in Engineering Science from Dartmouth College and an M.B.A. from the Stanford University Graduate School of Business. We believe Mr. Gould's experience in the venture capital industry and as director of a pharmaceutical company provides him with the qualifications and skills to serve as a member of our board of directors.

Adam M. Koppel, M.D., Ph.D., joined our board of directors in December 2017. Dr. Koppel rejoined Bain Capital in 2016 as a managing director of Bain Capital Life Sciences. He had initially joined Bain Capital Public Equity in 2003 where he was a leader within the healthcare sector until mid-2014. During the period from mid-2014 to mid-2016, Dr. Koppel worked at Biogen, Inc. where he served as executive vice president of corporate development and chief strategy officer. Prior to joining Bain Capital Public Equity in 2003, Dr. Koppel was an associate principal at McKinsey & Co in New Jersey where he served a variety of healthcare companies. Dr. Koppel currently serves on the board of directors of Dicerna Pharmaceuticals, Inc., Solid Biosciences, Inc. and Trevena, Inc. Dr. Koppel previously served on the board of directors of PTC Therapeutics, Inc. Dr. Koppel received an M.D. and Ph.D. in neuroscience from the University of Pennsylvania School of Medicine, as well as an M.B.A. from The Wharton School at the University of Pennsylvania, where he was a Palmer Scholar. He graduated magna cum laude from Harvard University with an A.B. and A.M. in History and Science. We believe that Dr. Koppel's background as an executive officer, director and public equity and growth private equity investor in biopharmaceutical companies, as well as his scientific and medical background, provide him with the qualifications and skills to serve as a member of our board of directors.

Liam Ratcliffe, M.D., Ph.D., has served on our board of directors since May 2016. Dr. Ratcliffe is a Managing Director at New Leaf Venture Partners, and concentrates on biopharmaceutical investing. Dr. Ratcliffe joined New Leaf in September 2008. Dr. Ratcliffe was previously Senior Vice President and Development Head for Pfizer Neuroscience, as well as Worldwide Head of Clinical Research and Development. Additional positions during his 12 years at Pfizer included Vice President of Exploratory Development for the Mid-West region, and Head of Experimental Medicine at Pfizer's Sandwich, UK Laboratories. Dr. Ratcliffe received his M.D. degree and Ph.D. degree in immunology from the University of Cape Town and his M.B.A. degree from the University of Michigan. Dr. Ratcliffe currently serves on the board of directors of Deciphera Pharmaceuticals, Inc. and Edge Therapeutics, Inc. as well as on the board of directors of the following private biopharmaceutical companies: Arvinas, Inc., Calchan Ltd., Karus Therapeutics and Unum Therapeutics. Dr. Ratcliffe previously served on the board of Array BioPharma Inc. from April 2012 to April 2014. We believe that Dr. Ratcliffe's experience in the biopharmaceutical industry and investing in life sciences companies, as well as his medical and scientific background, provide him with the qualifications and skills to serve as a director.

James N. Topper, M.D., Ph.D., has served as a member of our board of directors since May 2016. Since August 2003, he has been a partner with Frazier Healthcare Partners, a venture capital firm, currently holding the position of managing general partner of the life sciences team. Prior to this, Dr. Topper served as head of the cardiovascular research and development division of Millennium Pharmaceuticals, Inc. from February 2002 to August 2003. Prior to the merger of COR Therapeutics, Inc. and Millennium Pharmaceuticals in 2002, Dr. Topper served as the vice president of biology at COR Therapeutics from 1999 to 2002. He served on the faculties of Stanford Medical School and Harvard Medical School prior to joining COR Therapeutics. Dr. Topper currently serves as a member of the board of directors of Allena Pharmaceuticals Inc., Alpine Immune Sciences, Inc., and AnaptysBio, Inc. Dr. Topper received a B.S. in Biology from the University of Michigan and an M.D. and a Ph.D. in Biophysics from Stanford University School of Medicine. He did his postgraduate training in Internal Medicine and Cardiovascular Disease at the Brigham and Women's Hospital in Boston and is board certified in both disciplines. We believe that Dr. Topper is qualified to serve on our board of directors because of his management experience in our industry and knowledge of medical and scientific matters.

Composition of our board of directors

As of February 28, 2018, our board of directors consisted of seven members, each of whom is a member pursuant to the board composition provisions of our certificate of incorporation and agreements with our stockholders, which agreements are described under "Certain relationships and related person transactions." These board composition provisions will terminate upon the completion of this offering. Upon the termination of these provisions, there will be no further contractual obligations regarding the election of our directors. Our nominating and corporate governance committee and our board of directors may therefore consider a broad range of factors relating to the qualifications and background of nominees, which may include diversity, which is not only limited to race, gender, or national origin. We have no formal policy regarding board diversity. Our nominating and corporate governance committee's and our board of directors' priority in selecting board members is identification of persons who will further the interests of our stockholders through his or her established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business, understanding of the competitive landscape and professional and personal experiences and expertise relevant to our growth strategy. Our directors hold office until their successors have been elected and qualified or until the earlier of their resignation or removal. Our amended and restated certificate of incorporation that will become effective upon the closing of this offering and amended and restated bylaws that will become effective upon the effectiveness of the registration statement of which this prospectus is a part also provide that our directors may be removed only for cause by the affirmative vote of the holders of at least two-thirds of the votes that all our stockholders would be entitled to cast in an annual election of directors, and that any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of directors then in office.

Director independence

Our board of directors has determined that all members of the board of directors, except Norbert G. Riedel, Ph.D., are independent directors in accordance with the rules of The Nasdaq Stock Market, or Nasdaq, and the SEC. In making such independence determination, our board of directors considered the relationships that each non-employee director has with us and all other facts and circumstances that our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director. In considering the independence of the directors listed above, our board of directors considered the association of our directors with the holders of more than 5% of our common stock. Upon the completion of this offering, we expect that the composition and functioning of our board of directors and each of our committees will comply with all applicable requirements of Nasdaq and the rules and regulations of the SEC. There are no family relationships among any of our directors or executive officers.

Under the rules of Nasdaq, subject to specified exceptions, each member of a listed company's audit, compensation, and nominating and corporate governance committees must be independent. We intend to rely on the phase-in rules of Nasdaq with respect to the independence of the audit, compensation, and nominating and corporate governance committees. In accordance with these phase-in provisions, our audit, compensation, and nominating and corporate governance committees will have at least one independent member by the effective date of the registration statement of which this prospectus is a part, at least two independent members within 90 days of the effective date of the registration statement of which this prospectus is a part, and all members will be independent within one year of the effective date of the registration statement of which this prospectus is a part.

Staggered board

In accordance with the terms of our amended and restated certificate of incorporation that will become effective upon the closing of this offering and amended and restated bylaws that will become effective upon the effectiveness of the registration statement of which this prospectus is a part, our board of directors will be divided into three staggered classes of directors and each director will be assigned to one of these three classes. At each annual meeting of the stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the directors will expire upon the election and qualification of successor directors at the annual meeting of stockholders to be held during the year 2019 for Class I directors, 2020 for Class II directors, and 2021 for Class III directors.

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Our Class I directors will be                                         ;

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Our Class II directors will be                                         ; and

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Our Class III directors will be                                         .

Our amended and restated certificate of incorporation that will become effective upon the closing of this offering and amended and restated bylaws that will become effective upon the effectiveness of the registration statement of which this prospectus is a part provide that the size of our board of directors shall be fixed from time to time by a resolution of the majority of our board of directors.

The division of our board of directors into three classes with staggered three-year terms may delay or prevent stockholder efforts to effect a change of our management or a change in control.

Board leadership structure and board's role in risk oversight

Currently, the role of chairman of the board is separated from the role of chief executive officer, and we plan to keep these roles separated following the completion of this offering. We believe that separating these positions allows our chief executive officer to focus on our day-to-day business, while allowing the chairman of the board to lead the board of directors in its fundamental role of providing advice to and independent oversight of management. Our board of directors recognizes the time, effort, and energy that the chief executive officer is required to devote to his position in the current business environment, as well as the commitment required to serve as our chairman, particularly as the board of directors' oversight responsibilities continue to grow. While our amended and restated bylaws and our corporate governance guidelines do not require that our chairman and chief executive officer positions be separate, our board of directors believes that having separate positions is the appropriate leadership structure for us at this time and demonstrates our commitment to good corporate governance.

Risk is inherent to every business, and how well a business manages risk can ultimately determine its success. We face a number of risks, including risks relating to our financial condition, development and commercialization activities, operations, strategic direction, and intellectual property, as more fully discussed under "Risk factors" in this prospectus. Management is responsible for the day-to-day management of risks we face, while our board of directors, as a whole and through its committees, has responsibility for the oversight of risk management. In its risk oversight role, our board of directors has the responsibility to satisfy itself that the risk management processes designed and implemented by management are adequate and functioning as designed.

The role of the board of directors in overseeing the management of our risks is conducted primarily through committees of the board of directors, as disclosed in the descriptions of each of the committees below and in the charters of each of the committees. The full board of directors (or the appropriate board committee in the case of risks that are under the purview of a particular committee) discusses with management our major risk exposures, their potential impact on us, and the steps we take to manage them. When a board committee is responsible for evaluating and overseeing the management of a particular risk or risks, the chairman of the relevant committee reports on the discussion to the full board of directors during the committee reports portion of the next board meeting. This enables the board of directors and its committees to coordinate the risk oversight role, particularly with respect to risk interrelationships.

Committees of our board of directors

Our board of directors has established an audit committee, a compensation committee, and a nominating and corporate governance committee, each of which will operate pursuant to a charter to be adopted by our board of directors and will be effective upon the effectiveness of the registration statement of which this prospectus is a part. Upon the effectiveness of the registration statement of which this prospectus is a part, the composition and functioning of all of our committees will comply with all applicable requirements of the Sarbanes-Oxley Act of 2002, Nasdaq rules, and SEC rules and regulations.

Audit committee

                           ,                            , and                           will serve on the audit committee, which will be chaired by                           . Our board of directors has determined that                           ,                            , and                           are "independent" for audit committee purposes as that term is defined in the rules of the SEC and the applicable Nasdaq rules, and each has sufficient knowledge in financial and auditing matters to serve on the audit committee. Our board of directors has designated                           as an "audit committee financial expert," as defined under the applicable rules of the SEC. The audit committee's responsibilities include:

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appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

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pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

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reviewing the overall audit plan with our independent registered public accounting firm and members of management responsible for preparing our financial statements;

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reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;

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coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;

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establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns;

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recommending based upon the audit committee's review and discussions with management and our independent registered public accounting firm whether our audited financial statements shall be included in our Annual Report on Form 10-K;

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monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

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preparing the audit committee report required by SEC rules to be included in our annual proxy statement;

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reviewing all related person transactions for potential conflict of interest situations and approving all such transactions; and

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reviewing quarterly earnings releases.

Compensation committee

                           ,                            , and                           will serve on the compensation committee, which will be chaired by                           . Our board of directors has determined that each member of the compensation committee is "independent" as defined in the applicable Nasdaq rules. The compensation committee's responsibilities include:

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annually reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer;

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evaluating the performance of our chief executive officer in light of such corporate goals and objectives and determining the compensation of our chief executive officer;

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reviewing and approving the compensation of our other executive officers;

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reviewing and establishing our overall management compensation, philosophy, and policy;

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overseeing and administering our compensation and similar plans;

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evaluating and assessing potential and current compensation advisors in accordance with the independence standards identified in the applicable Nasdaq rules;

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retaining and approving the compensation of any compensation advisors;

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reviewing and making recommendations to our board of directors about our policies and procedures for the grant of equity-based awards;

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evaluating and making recommendations to the board of directors about director compensation;

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preparing the compensation committee report required by SEC rules, if and when required, to be included in our annual proxy statement; and

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reviewing and approving the retention or termination of any consulting firm or outside advisor to assist in the evaluation of compensation matters.

Nominating and corporate governance committee

                           ,                            , and                           will serve on the nominating and corporate governance committee, which will be chaired by                           . Our board of directors has determined that each member of the nominating and corporate governance committee is "independent" as defined in the applicable Nasdaq rules. The nominating and corporate governance committee's responsibilities include:

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developing and recommending to the board of directors criteria for board and committee membership;

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establishing procedures for identifying and evaluating board of director candidates, including nominees recommended by stockholders;

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reviewing the size and composition of the board of directors to ensure that it is composed of members containing the appropriate skills and expertise to advise us;

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identifying individuals qualified to become members of the board of directors;

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recommending to the board of directors the persons to be nominated for election as directors and to each of the board's committees;

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developing and recommending to the board of directors a code of business conduct and ethics and a set of corporate governance guidelines; and

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overseeing the evaluation of our board of directors and management.

Our board of directors may from time to time establish other committees.

Compensation committee interlocks and insider participation

None of the members of our compensation committee has at any time during the prior three years been one of our officers or employees. None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Corporate governance

Prior to the effectiveness of the registration statement of which this prospectus is a part, we will adopt a written code of business conduct and ethics that applies to our directors, officers, and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Following the effectiveness of the registration statement of which this prospectus is a part, a current copy of the code of business conduct and ethics will be posted on the Corporate Governance section of our website, which is located at https://www.aptinyx.com/. If we make any substantive amendments to, or grant any waivers from, the code of business conduct and ethics for any officer or director, we will disclose the nature of such amendment or waiver on our website or in a current report on Form 8-K. We do not incorporate the information on or accessible through our website into this prospectus, and you should not consider any information on, or that can be accessed through, our website to be part of this prospectus.

Executive compensation

Executive compensation overview

Historically, our executive compensation program has reflected our growth and development-oriented corporate culture. To date, the compensation of our President and Chief Executive Officer and our other executive officers identified in the 2017 Summary Compensation Table below, who we refer to as the "named executive officers," has consisted of a combination of base salary, annual cash bonus, and long-term incentive compensation in the form of stock options. Our named executive officers, like all full-time employees, are eligible to participate in our health and welfare benefit plans, subject to the terms of those plans.

As we transition from a private company to a publicly traded company, we will evaluate our compensation values and philosophy and compensation plans and arrangements as circumstances require. At a minimum, we expect to review executive compensation annually with input from a compensation consultant. As part of this review process, we expect the board of directors and the compensation committee to apply our values and philosophy, while considering the compensation levels needed to ensure our executive compensation program remains competitive. We will also review whether we are meeting our retention objectives and the potential cost of replacing a key employee.

2017 summary compensation table

The following table presents information regarding the total compensation awarded to, earned by, or paid to our named executive officers for services rendered to us in all capacities for the year ended December 31, 2017.

	Year	Salary ($)	Bonus ($)	Option awards ($)(1)	All other compensation ($)(2)	Total ($)

Norbert G. Riedel, Ph.D. President and Chief Executive Officer	2017	424,017	159,054	197,230	28,059	808,360
Torsten M. Madsen, M.D., Ph.D. Chief Medical Officer	2017	345,049	80,832	12,909	19,571	458,361
Joseph R. Moskal, Ph.D. Chief Scientific Officer	2017	376,425	88,042	15,878	17,513	497,858

(1)    Amounts reflect the aggregate grant date fair value of option awards granted to the named executive officer during 2017 under our 2015 Stock Option and Grant Plan, or the 2015 Plan, calculated in accordance with the provisions of Financial Accounting Standards Board Accounting Standard Codification Topic 718, Compensation—Stock Compensation. The assumptions used in calculating the grant date fair value of the stock options reported in the Option Awards column are set forth in Note 12 to the financial statements included in this prospectus. Note that the amounts reported in this column reflect the accounting cost for these stock options and do not correspond to the actual economic value that may be received by the named executive officer upon exercise of the options. Unlike the calculations contained in our financial statements, this calculation does not give effect to any estimate of forfeitures related to service-based vesting, but assumes that the executive will perform the requisite service for the award to vest in full.

(2)    For 2017, amounts include for each named executive officer: (a) amounts contributed by us and to the named executive officer's 401(k) account in the amount of $10,800 for each of Drs. Riedel and Moskal and $2,312 for Dr. Madsen and (b) medical, dental, vision, life, and disability premiums paid by us in the amount of $17,259 for each of Drs. Riedel and Madsen and $6,713 for Dr. Moskal.

Narrative disclosure to summary compensation table

Base salary

Each named executive officer's base salary is a fixed component of annual compensation for performing specific duties and functions, and has been established by our board of directors taking into account each individual's role, responsibilities, skills, and experience.

Cash bonus

Our annual bonus program is intended to reward our named executive officers for meeting objective or subjective performance goals for a fiscal year.

Long-term equity incentives

Our equity grant program is intended to align the interests of our named executive officers with those of our stockholders and to motivate them to make important contributions to our performance.

Employment arrangements with our named executive officers

We have entered into employment agreements with each of our named executive officers, each of which became effective as of August 29, 2015. All of such employment arrangements provide for "at will" employment. Prior to the closing of this offering, we intend to enter into new employment agreements with each of our named executive officers.

Norbert G. Riedel, Ph.D.

Dr. Riedel's current annual base salary is $426,420, which is subject to review and redetermination by our board of directors or our compensation committee, and he is eligible to earn an annual bonus with a target amount equal to 40% of his base salary. Dr. Riedel is also eligible to participate in the employee benefit plans available to our employees, subject to the terms of those plans.

Dr. Riedel's employment agreement provides that, in the event that his employment is terminated by us without "cause" (as defined in his employment agreement) or Dr. Riedel resigns for "good reason" (as defined in his employment agreement), subject to the execution and effectiveness of a separation agreement, including a general release of claims in our favor, he will be entitled to receive (i) an amount equal to 12 months of his base salary, plus 100% of his target annual bonus, payable in substantially equal installments over 12 months following his termination, (ii) if Dr. Riedel is participating in our group health plan immediately prior to his termination, a monthly cash payment until the earlier of 12 months following termination or the end of Dr. Riedel's COBRA health continuation period in an amount equal to the amount that we would have paid to provide health insurance to Dr. Riedel had he remained employed with us, and (iii) 12 months' acceleration of all outstanding time-based equity awards held by Dr. Riedel. In lieu of the payments and benefits described in the preceding sentence, in the event that Dr. Riedel's employment is terminated by us without cause or Dr. Riedel resigns for good reason, in either case within 12 months following a "sale event" (as defined in his employment agreement), subject to the execution and effectiveness of a separation agreement, including a general release of claims in our favor, he will be entitled to receive (i) an amount equal to 18 months of his base salary, plus 100% of his annual target bonus, payable in substantially equal installments over 18 months following his termination, (ii) if Dr. Riedel is participating in our group health plan immediately prior to his termination, a monthly cash payment until the earlier of 18 months following termination or the end of Dr. Riedel's COBRA health continuation period in an amount equal to the amount that we would have paid to provide health insurance to him had he remained employed with us and (iii) full acceleration of all outstanding time-based equity awards held by Dr. Riedel.

The payments and benefits provided to Dr. Riedel under his employment agreement in connection with a sale event may not be eligible for a federal income tax deduction for the company pursuant to Section 280G of the Code. These payments and benefits also may be subject to an excise tax under Section 4999 of the Code. If the payments or benefits payable to Dr. Riedel in connection with a sale event would be subject to the excise tax on golden parachutes imposed under Section 4999 of the Code, then those payments or benefits will be reduced if such reduction would result in a higher net after-tax benefit to such officer.

In addition, Dr. Riedel has entered into a non-competition, non-solicitation, confidentiality and assignment agreement with us that contains, among other things, non-competition and non-solicitation provisions that apply during the term of Dr. Riedel's employment and for 12 months thereafter.

Torsten M. Madsen, M.D., Ph.D.

Dr. Madsen's current annual base salary is $346,732, which is subject to review and redetermination by our board of directors or our compensation committee, and he is eligible to earn an annual bonus with a target amount equal to 25% of his base salary. Dr. Madsen is also eligible to participate in the employee benefit plans available to our employees, subject to the terms of those plans.

Dr. Madsen's employment agreement provides that, in the event that his employment is terminated by us without "cause" (as defined in his employment agreement) or Dr. Madsen resigns for "good reason" (as defined in his employment agreement), subject to the execution and effectiveness of a separation agreement, including a general release of claims in our favor, he will be entitled to receive (i) an amount equal to nine months of his base salary, plus 75% of his target annual bonus, payable in substantially equal installments over nine months following his termination, (ii) if Dr. Madsen is participating in our group health plan immediately prior to his termination, a monthly cash payment until the earlier of nine months following termination or the end of Dr. Madsen's COBRA health continuation period in an amount equal to the amount that we would have paid to provide health insurance to Dr. Madsen had he remained employed with us, and (iii) nine months' acceleration of all outstanding time-based equity awards held by Dr. Madsen. In lieu of the payments and benefits described in the preceding sentence, in the event that Dr. Madsen's employment is terminated by us without cause or Dr. Madsen resigns for good reason, in either case within 12 months following a "sale event" (as defined in his employment agreement), subject to the execution and effectiveness of a separation agreement, including a general release of claims in our favor, he will be entitled to receive (i) an amount equal to nine months of his base salary, plus 75% of his annual target bonus, payable in substantially equal installments over nine months following his termination, (ii) if Dr. Madsen is participating in our group health plan immediately prior to his termination, a monthly cash payment until the earlier of nine months following termination or the end of Dr. Madsen's COBRA health continuation period in an amount equal to the amount that we would have paid to provide health insurance to him had he remained employed with us and (iii) full acceleration of all outstanding time-based equity awards held by Dr. Madsen.

The payments and benefits provided to Dr. Madsen under his employment agreement in connection with a sale event may not be eligible for a federal income tax deduction for the company pursuant to Section 280G of the Code. These payments and benefits also may be subject to an excise tax under Section 4999 of the Code. If the payments or benefits payable to Dr. Madsen in connection with a sale event would be subject to the excise tax on golden parachutes imposed under Section 4999 of the Code, then those payments or benefits will be reduced if such reduction would result in a higher net after-tax benefit to such officer.

In addition, Dr. Madsen has entered into a non-competition, non-solicitation, confidentiality and assignment agreement with us that contains, among other things, non-competition and non-solicitation provisions that apply during the term of Dr. Madsen's employment and for 12 months thereafter.

Joseph R. Moskal, Ph.D.

Dr. Moskal's current annual base salary is $377,659, which is subject to review and redetermination by our board of directors or our compensation committee, and he is eligible to earn an annual bonus with a target amount equal to 25% of his base salary. Dr. Moskal is also eligible to participate in the employee benefit plans available to our employees, subject to the terms of those plans.

Dr. Moskal's employment agreement provides that, in the event that his employment is terminated by us without "cause" (as defined in his employment agreement) or Dr. Moskal resigns for "good reason" (as defined in his employment agreement), subject to the execution and effectiveness of a separation agreement, including a general release of claims in our favor, he will be entitled to receive (i) an amount equal to nine months of his base salary, plus 75% of his target annual bonus, payable in substantially equal installments over nine months following his termination, (ii) if Dr. Moskal is participating in our group health plan immediately prior to his termination, a monthly cash payment until the earlier of nine months following termination or the end of Dr. Moskal's COBRA health continuation period in an amount equal to the amount that we would have paid to provide health insurance to Dr. Moskal had he remained employed with us, and (iii) nine months' acceleration of all outstanding time-based equity awards held by Dr. Moskal. In lieu of the payments and benefits described in the preceding sentence, in the event that Dr. Moskal's employment is terminated by us without cause or Dr. Moskal resigns for good reason, in either case within 12 months following a "sale event" (as defined in his employment agreement), subject to the execution and effectiveness of a separation agreement, including a general release of claims in our favor, he will be entitled to receive (i) an amount equal to nine months of his base salary, plus 75% of his annual target bonus, payable in substantially equal installments over nine months following his termination, (ii) if Dr. Moskal is participating in our group health plan immediately prior to his termination, a monthly cash payment until the earlier of nine months following termination or the end of Dr. Moskal's COBRA health continuation period in an amount equal to the amount that we would have paid to provide health insurance to him had he remained employed with us and (iii) full acceleration of all outstanding time-based equity awards held by Dr. Moskal.

The payments and benefits provided to Dr. Moskal under his employment agreement in connection with a sale event may not be eligible for a federal income tax deduction for the company pursuant to Section 280G of the Code. These payments and benefits also may be subject to an excise tax under Section 4999 of the Code. If the payments or benefits payable to Dr. Moskal in connection with a sale event would be subject to the excise tax on golden parachutes imposed under Section 4999 of the Code, then those payments or benefits will be reduced if such reduction would result in a higher net after-tax benefit to such officer.

In addition, Dr. Moskal has entered into a non-competition, non-solicitation, confidentiality and assignment agreement with us that contains, among other things, non-competition and non-solicitation provisions that apply during the term of Dr. Moskal's employment and for 12 months thereafter.

Outstanding equity awards at 2017 fiscal year-end

The following table sets forth information concerning outstanding equity awards held by each of our named executive officers as of December 31, 2017. All equity awards set forth in the table below were granted under our 2015 Plan.

	Option awards					Stock awards
Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable		Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)		Market value of shares or units of stock that have not vested ($)(3)

Norbert G. Riedel, Ph.D.	—	13,246,294	(1)	0.09	2/1/2027	5,724,023	(2)
Torsten M. Madsen, M.D., Ph.D.	—	866,967	(1)	0.09	2/1/2027	2,003,400	(2)
Joseph R. Moskal, Ph.D.	—	1,066,393	(1)	0.09	2/1/2027	2,289,604	(2)

(1)   Each of the named executive officer's options was granted on February 2, 2017 and vests over a four-year period, with one-fourth (1/4) of the option granted vesting on January 19, 2018, and the balance of the option granted vesting ratably on a monthly basis, over the following 36 months, subject to continued service through each such date.

(2)  Each of the named executive officer's restricted stock awards was granted on November 17, 2015 and vests over a four-year period, with 20% of the restricted shares granted vesting on the grant date, and the balance of the restricted shares granted vesting ratably on a monthly basis, over the following 48 months, subject to continued service through each such date.

(3)  Calculated using an assumed initial public offering price of $              , the midpoint of the price range set forth on the cover page of this prospectus.

Compensation risk assessment

We believe that although a portion of the compensation provided to our executive officers and other employees is performance-based, our executive compensation program does not encourage excessive or unnecessary risk taking. This is primarily due to the fact that our compensation programs are designed to encourage our executive officers and other employees to remain focused on both short-term and long-term strategic goals, in particular in connection with our pay-for-performance compensation philosophy. As a result, we do not believe that our compensation programs are reasonably likely to have a material adverse effect on us.

2018 stock option and incentive plan

In                           , 2018, our board of directors, upon the recommendation of the compensation committee of the board of directors, adopted our 2018 Stock Option and Incentive Plan, or the 2018 Plan, which was subsequently approved by our stockholders. The 2018 Plan will become effective on the date upon which our registration statement on Form S-1 is declared effective by the SEC, or the Registration Date. The 2018 Plan will replace our 2015 Stock Option and Grant Plan, or the 2015 Plan, as our board of directors has determined not to make additional awards under the 2015 Plan following the Registration Date. Our 2018 Plan provides flexibility to our compensation committee to use various equity-based incentive awards as compensation tools to motivate our workforce.

We have initially reserved                           shares of our common stock, or the Initial Limit, for the issuance of awards under the 2018 Plan, plus the shares of common stock remaining available for issuance under our 2015 Plan. The 2018 Plan provides that the number of shares reserved and available for issuance under the plan will automatically increase each January 1, beginning on January 1, 2019, by

% of the outstanding number of shares of our common stock on the immediately preceding December 31, or such lesser number of shares as determined by our compensation committee, or the Annual Increase. This number is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization.

The shares we issue under the 2018 Plan will be authorized but unissued shares or shares that we reacquire. The shares of common stock underlying any awards that are forfeited, cancelled, held back upon exercise or settlement of an award to satisfy the exercise price or tax withholding, reacquired by us prior to vesting, satisfied without any issuance of stock, expire or are otherwise terminated (other than by exercise) under the 2018 Plan and the 2015 Plan will be added back to the shares of common stock available for issuance under the 2018 Plan.

The maximum aggregate number of shares that may be issued in the form of incentive stock options shall not exceed the Initial Limit cumulatively increased on January 1, 2019 and on each January 1 thereafter by the lesser of the Annual Increase for such year or                           shares of common stock.

The 2018 Plan will be administered by our compensation committee. Our compensation committee has full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants, and to determine the specific terms and conditions of each award, subject to the provisions of the 2018 Plan. Persons eligible to participate in the 2018 Plan will be those full or part-time officers, employees, non-employee directors, and other key persons (including consultants) as selected from time to time by our compensation committee in its discretion.

The 2018 Plan permits the granting of both options to purchase common stock intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code, or the Code, and options that do not so qualify. The option exercise price of each option will be determined by our compensation committee but may not be less than 100% of the fair market value of our common stock on the date of grant. The term of each option will be fixed by our compensation committee and may not exceed 10 years from the date of grant. Our compensation committee will determine at what time or times each option may be exercised.

Our compensation committee may award stock appreciation rights subject to such conditions and restrictions as it may determine. Stock appreciation rights entitle the recipient to shares of common stock or cash equal to the value of the appreciation in our stock price over the exercise price. The exercise price of each stock appreciation right may not be less than 100% of the fair market value of the common stock on the date of grant.

Our compensation committee may award restricted shares of common stock and restricted stock units to participants subject to such conditions and restrictions as it may determine. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment with us through a specified vesting period. Our compensation committee may also grant shares of common stock that are free from any restrictions under the 2018 Plan. Unrestricted stock may be granted to participants in recognition of past services or other valid consideration and may be issued in lieu of cash compensation due to such participant. Our compensation committee may grant cash bonuses under the 2018 Plan to participants, subject to the achievement of certain performance goals.

The 2018 Plan provides that in the case of, and subject to, the consummation of a "sale event" as defined in the 2018 Plan, all outstanding awards may be assumed, substituted or otherwise continued by the successor entity. To the extent that the successor entity does not assume, substitute or otherwise continue such awards, then (i) all stock options and stock appreciation rights will automatically become fully exercisable and the restrictions and conditions on all other awards with time-based conditions will automatically be deemed waived, and awards with conditions and restrictions relating to the attainment of performance goals may become vested and non-forfeitable in connection with a sale event in the compensation committee's discretion and (ii) upon the effectiveness of the sale event, the 2018 Plan and all awards will automatically terminate. In the event of such termination, (i) individuals holding options and stock appreciation rights will be permitted to exercise such options and stock appreciation rights (to the extent exercisable) prior to the sale event or (ii) we may make or provide for a cash payment to participants holding options and stock appreciation rights equal to the difference between the per share cash consideration payable to stockholders in the sale event and the exercise price of the options or stock appreciation rights.

Our board of directors may amend or discontinue the 2018 Plan and our compensation committee may amend the exercise price of options and amend or cancel outstanding awards for purposes of satisfying changes in law or any other lawful purpose but no such action may adversely affect rights under an award without the holder's consent. Certain amendments to the 2018 Plan require the approval of our stockholders. No awards may be granted under the 2018 Plan after the date that is ten years from the date of stockholder approval. No awards under the 2018 Plan have been made prior to the date of this prospectus.

2015 stock option and grant plan

The 2015 Stock Option and Grant Plan, or the 2015 Plan, was approved by our board of directors and our stockholders on November 10, 2015. We have reserved an aggregate of 149,201,692 shares of our common stock for the issuance of options and other equity awards under the 2015 Plan. This number is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization. As of December 31, 2017, options to purchase 41,313,223 shares of our common stock were outstanding under the 2015 Plan at a weighted average exercise price of $0.09 per share, 13,451,446 restricted shares of our common stock were outstanding and unvested, and 66,746,980 shares remained available for future grant under the 2015 Plan. Effective upon the Registration Date, our board of directors has determined not to grant any further awards under our 2015 Plan, but all outstanding awards under the 2015 Plan will continue to be governed by their existing terms.

The shares we issued under the 2015 Plan were authorized but unissued shares or shares we reacquired. The shares of common stock underlying any awards that are forfeited, canceled, reacquired by us prior to vesting, satisfied without the issuance of stock or otherwise terminated (other than by exercise) under the 2015 Plan are currently added back to the shares of common stock available for issuance under the 2015 Plan. Following the Registration Date, such shares will be added to the shares of common stock available for issuance under the 2018 Plan.

The 2015 Plan is currently administered by our board of directors or a committee appointed by the board. The plan administrator has the authority to interpret and administer our 2015 Plan and any agreement thereunder and to determine the terms of awards, including the recipients, the number of shares subject to each award, the exercise price, if any, the vesting schedule applicable to the awards together with any vesting acceleration and the terms of the award agreement for use under our 2015 Plan. The plan administrator is specifically authorized to exercise its discretion to reduce the exercise price of outstanding stock options or effect the repricing of stock options through cancellation and re-grants.

The 2015 Plan permitted us to make grants of incentive stock options to our employees and any of our subsidiary corporations' employees, and grants of non-qualified stock options, restricted stock awards, unrestricted stock awards and restricted stock units to our officers, employees, directors and consultants and our subsidiary corporations.

The 2015 Plan permitted the granting of (1) options to purchase common stock intended to qualify as incentive stock options under Section 422 of the Code and (2) options that do not so qualify. The option exercise price per share of our common stock underlying each stock option was determined by our board or directors or a committee appointed by the board of directors, and must have been at least equal to 100% of the fair market value of a share of our common stock on the date of grant. In the case of an incentive stock option granted to a participant who, at the time of grant of such stock option, owned stock representing more than 10% of the voting power of all classes of our stock, or a 10% owner, the exercise price per share of our common stock underlying each such stock option must have been at least equal to 110% of the fair market value of a share of our common stock on the date of grant. The term of each stock option may not have exceeded ten years from the date of grant (or five years for a 10% owner). The plan administrator will determine the methods of payment of the exercise price of a stock option, which may include cash, a net exercise arrangement for non-qualified stock options and if permitted by our board of directors or a committee appointed by our board of directors and an initial public offering has occurred, through either the delivery of shares of our common stock owned by the participant or a broker-assisted arrangement. After a participant's termination of service (other than a termination for cause), the participant generally may exercise his or her stock options, to the extent vested as of such date of termination, for 90 days after termination or such longer period of time as specified in the applicable stock option agreement; provided, that if the termination is due to death or disability, the stock option generally will remain exercisable, to the extent vested as of such date of termination, until the one-year anniversary of such termination. However, in no event may a stock option be exercised later than the expiration of its term.

The 2015 Plan also permitted the granting of restricted shares of common stock to participants subject to such conditions and restrictions as the plan administrator determined. These conditions and restrictions, among others, included the continued employment of the participant with us through a specified vesting period.

The 2015 Plan generally does not allow for the transfer or assignment of awards, other than, at the discretion of the plan administrator, by will or the laws of descent and distribution, by gift to an immediate family member, or by instrument to an inter vivos or testamentary trust in which the award is passed to beneficiaries upon the death of the participant.

The 2015 Plan provides that upon the occurrence of a "sale event" as defined in the 2015 Plan, awards may be assumed, substituted for new awards of a successor entity, or otherwise continued at the effective time of such sale event. To the extent that awards granted under the 2015 Plan are not so assumed, substituted or continued, upon the effective time of the sale event, such awards under the 2015 Plan shall terminate. In such case, except as may be otherwise provided in the relevant award agreement, all options that are not exercisable immediately prior to the effective time of the sale event shall become fully exercisable as of the effective time of the sale event, all other awards with time-based vesting, conditions, or restrictions shall become fully vested and non-forfeitable as of the effective time of the sale event, and all awards with conditions and restrictions relating to the attainment of performance goals may become vested and non-forfeitable in connection with a sale event in the discretion of our board of directors or to the extent specified in the relevant award agreement. In the case of such termination, such stock options may be exercised to the extent then exercisable within a period of time prior to the consummation of the sale event. In the case of forfeiture of restricted stock, such awards may be repurchased by us for a price per share equal to the original per share purchase price paid by the participant for the shares or the current fair market value of such shares. We may also make or provide for cash payment to holders of vested and exercisable stock options, in exchange for the cancellation thereof, equal to, for each share of our common stock underlying such stock option, the difference between the per share cash consideration in the sale event and the per share exercise price. We may make or provide for cash payment to holders of restricted stock and restricted stock unit awards, in exchange for the cancellation thereof, in an amount equal to the product of the per share cash consideration in the sale event and the number of shares subject to each such award.

Our board of directors may amend, suspend or terminate the 2015 Plan at any time, subject to stockholder approval where such approval is required by applicable law. The board of directors may also amend, modify or terminate any outstanding award, including the exercise price, provided that no amendment to an award may adversely affect any of the rights of a participant under any awards previously granted without his or her consent. The board of directors has determined not to make any further grants under the 2015 Plan following the Registration Date.

Employee stock purchase plan

In                                          , 2018 our board of directors adopted and our stockholders approved our 2018 Employee Stock Purchase Plan, or the ESPP. The ESPP authorizes the issuance of up to a total of              shares of common stock to participating employees. The ESPP provides that the number of shares reserved and available for issuance under the ESPP shall be cumulatively increased each January 1, beginning on January 1, 2019, by the lesser of (i)                percent of the outstanding number of shares of our common stock on the immediately preceding December 31, (ii)               shares of common stock or (iii) such lesser number of shares as determined by our compensation committee. The number of shares reserved and available for issuance under the ESPP is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization.

All employees who we have employed for at least              months and whose customary employment is for more than              hours a week are eligible to participate in the ESPP. Any employee who owns five percent or more of the voting power or value of our shares of common stock is not eligible to purchase shares under the ESPP.

We may make one or more offerings each year to our employees to purchase shares under the ESPP. Each eligible employee may elect to participate in any offering by submitting an enrollment form at least 15 business days before the relevant offering date.

Each employee who is a participant in the ESPP may purchase shares by authorizing payroll deductions of up to 15 percent of his or her base compensation during an offering period. Unless the participating employee has previously withdrawn from the offering, his or her accumulated payroll deductions will be used to purchase shares of common stock on the last business day of the offering period at a price equal to 85 percent of the fair market value of the common stock on the first business day or the last business day of the offering period, whichever is lower, provided that no more than              shares of common stock may be purchased by any one employee during each offering period. Under applicable tax rules, an employee may purchase no more than $25,000 worth of ordinary shares, valued at the start of the purchase period, under the ESPP in any calendar year.

The accumulated payroll deductions of any employee who is not a participant on the last day of an offering period will be refunded. An employee's rights under the ESPP terminate upon voluntary withdrawal from the plan or when the employee ceases employment with us for any reason.

The ESPP may be terminated or amended by our board of directors at any time. An amendment that increases the number of shares of common stock that are authorized under the ESPP and certain other amendments require the approval of our stockholders.

Senior executive cash incentive bonus plan

In                                          , 2018 our board of directors adopted the Senior Executive Cash Incentive Bonus Plan, or the Bonus Plan. The Bonus Plan provides for cash bonus payments based upon the attainment of performance targets established by our compensation committee. The payment targets will be related to financial and operational measures or objectives with respect to our company, or corporate performance goals, as well as individual performance objectives.

Our compensation committee may select corporate performance goals from among the following: earnings before interest, taxes, depreciation and amortization, net income (loss) (either before or after interest, taxes, depreciation and/or amortization), changes in the market price of our common stock, economic value-added, funds from operations or similar measure, sales or revenue, acquisitions or strategic transactions, operating income (loss), cash flow (including, but not limited to, operating cash flow and free cash flow), return on capital, assets, equity, or investment, stockholder returns, return on sales, gross or net profit levels, productivity, expense, margins, operating efficiency, customer satisfaction, working capital, earnings (loss) per share of stock, sales or market shares and number of customers, any of which may be measured in absolute terms, as compared to any incremental increase, in terms of growth, or as compared to results of a peer group.

Each executive officer who is selected to participate in the Bonus Plan will have a target bonus opportunity set for each performance period. The bonus formulas will be adopted in each performance period by the compensation committee and communicated to each executive. The corporate performance goals will be measured at the end of each performance period after our financial reports have been published or such other appropriate time as the compensation committee determines. If the corporate performance goals and individual performance objectives are met, payments will be made as soon as practicable following the end of each performance period. Subject to the rights contained in any agreement between the executive officer and us, an executive officer must be employed by us on the bonus payment date to be eligible to receive a bonus payment. The Bonus Plan also permits the compensation committee to approve additional bonuses to executive officers in its sole discretion.

Retirement plans

We maintain a tax-qualified 401(k) retirement plan for eligible employees in the United States. Under our 401(k) plan, employees may elect to defer up to 100% of their eligible compensation subject to applicable annual limits set pursuant to the Code. While we have the option to provide a discretionary employer matching contribution under the 401(k) plan, we have not made a matching contribution. Employees are 100% vested in their contributions to the 401(k) plan. We intend for the 401(k) plan to qualify, depending on the employee's election, under Section 401(a) of the Code so that contributions by employees, and income earned on those contributions, are not taxable to employees until withdrawn from the 401(k) plan.

Rule 10b5-1 sales plans

Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or executive officer when entering into the plan, without further direction from them. The director or executive officer may amend a Rule 10b5-1 plan in some circumstances and may terminate a plan at any time. Our directors and executive officers also may buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material nonpublic information subject to compliance with the terms of our insider trading policy. Prior to 180 days after the date of this offering, subject to early termination, the sale of any shares under Rule 10b5-1 plan would be subject to the lock-up agreement that the director or executive officer has entered into with the underwriters.

Limitations on liability and indemnification matters

Our amended and restated certificate of incorporation contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by the Delaware General Corporation Law, or DGCL. Consequently, our directors are not personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

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any breach of the director's duty of loyalty to us or our stockholders;

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any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

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unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or

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any transaction from which the director derived an improper personal benefit.

Our amended and restated bylaws require us to indemnify our directors and officers to the maximum extent not prohibited by the DGCL and allow us to indemnify other employees and agents as set forth in the DGCL. Subject to certain limitations, our amended and restated bylaws also require us to advance expenses incurred by our directors and officers for the defense of any action for which indemnification is required or permitted.

We have entered, and intend to continue to enter, into separate indemnification agreements with our directors, officers and certain of our key employees, in addition to the indemnification provided for in our restated certificate of incorporation and restated bylaws. These agreements, among other things, require us to indemnify our directors, officers and key employees for certain expenses, including attorneys' fees, judgments, penalties, fines and settlement amounts actually incurred by these individuals in any action or proceeding arising out of their service to us or any of our subsidiaries or any other company or enterprise to which these individuals provide services at our request. Subject to certain limitations, our indemnification agreements also require us to advance expenses incurred by our directors, officers and key employees for the defense of any action for which indemnification is required or permitted.

We believe that provisions of our amended and restated certificate of incorporation, amended and restated bylaws and indemnification agreements are necessary to attract and retain qualified directors, officers and key employees. We also maintain directors' and officers' liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder's investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

At present, there is no pending litigation or proceeding involving any of our directors or executive officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, executive officers or persons controlling us, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Director compensation

We have historically not compensated our directors for their services to us. We reimburse our non-employee directors for reasonable travel and out-of-pocket expenses incurred in connection with attending board of directors and committee meetings.

Our board of directors intends to approve a compensation policy for our non-employee directors that will become effective upon the effectiveness of the registration statement of which this prospectus forms a part. This policy will be intended to provide a total compensation package that enables us to attract and retain qualified and experienced individuals to serve as directors and to align our directors' interests with those of our stockholders.

Certain relationships and related person transactions

Other than the compensation agreements and other arrangements described under "Executive compensation" and "Director compensation" in this prospectus and the transactions described below, since our inception on June 24, 2015, there has not been and there is not currently proposed, any transaction or series of similar transactions to which we were, or will be, a party in which the amount involved exceeded, or will exceed, $120,000 and in which any director, executive officer, holder of five percent or more of any class of our capital stock or any member of the immediate family of, or entities affiliated with, any of the foregoing persons, had, or will have, a direct or indirect material interest.

Private placements of securities

Common stock

In July 2015, in connection with an agreement and plan of merger, we entered into an asset contribution agreement with Naurex Inc., or Naurex, pursuant to which we granted 49,164,484 shares of our common stock, par value $0.01 per share, to funds affiliated with Adams Street Partners, funds affiliated with LVP Life Science Ventures, a director, and four executive officers, each an accredited investor. The following table summarizes the issuances of our common stock to related persons in this transaction.

Stockholder	Affiliated director(s) or officer(s)	Shares of common stock

5% Stockholders:
Entities Affiliated with Adams Street Partners(1)	Elisha P. Gould III	23,187,701
Entities Affiliated with LVP Life Science Ventures(2)		13,954,467
Directors and Executive Officers:
Norbert G. Riedel, Ph.D.		5,117,217
Ashish Khanna		933,230
Torsten M. Madsen, M.D., Ph.D.		162,500
Joseph R. Moskal, Ph.D.		2,812,885
Wilbur H. Gantz III Revocable Trust	Wilbur H. Gantz III	2,996,484

(1)    Consists of: (i) 6,890,800 shares of common stock issued to Adams Street 2008 Direct Fund L.P.; (ii) 5,960,089 shares of common stock issued to Adams Street 2009 Direct Fund L.P.; (iii) 3,385,613 shares of common stock issued to Adams Street 2010 Direct Fund LP; (iv) 2,944,964 shares of common stock issued to Adams Street 2011 Direct Fund LP; (v) 1,438,326 shares of common stock issued to Adams Street 2012 Direct Fund LP; (vi) 1,088,017 shares of common stock issued to Adams Street 2013 Direct Fund L.P.; and (vii) 1,479,892 shares of common stock issued to Adams Street 2014 Direct Fund LP. Mr. Gould, a partner at Adams Street Partners, is a member of our board of directors.

(2)    Consists of: (i) 12,980,901 shares of common stock issued to LVP Life Science Ventures III LP; (ii) 649,044 shares of common stock issued to by LVP III Associates, L.P.; and (iii) 324,522 shares of common stock issued to LVP III Partners, L.P.

Series A convertible preferred stock financing

On May 4, 2016, we entered into a stock purchase agreement, which provided for the sale 151,772,701 of our Series A-1 convertible preferred stock, $0.01 par value per share, at a purchase price of $0.16472 per share. On February 2, 2017, we sold an additional 173,453,018 shares of our Series A-2 convertible preferred stock, $0.01 par value per share, at a price of $0.23061 per share. Each share of our Series A-1 convertible preferred stock and Series A-2 convertible preferred stock will convert automatically into one share of our common stock immediately prior to the completion of this offering. The following table summarized purchases of our Series A-1 convertible preferred stock and Series A-2 convertible preferred stock by related persons:

Stockholder	Shares of Series A-1 convertible preferred stock	Total purchase price

Norbert G. Riedel, Ph.D.(1)	1,117,482	$184,072
Ashish Khanna(2)	145,935	$24,038
Torsten M. Madsen, M.D., Ph.D.(3)	64,212	$10,577
Joseph R. Moskal, Ph.D.(4)	233,496	$38,462
Wilbur H. Gantz III Revocable Trust(5)	2,334,966	$384,616
Entities Affiliated with Adams Street Partners(6)	28,895,188	$4,759,615
New Leaf Ventures III, L.P.(7)	28,895,188	$4,759,615
Longitude Venture Partners II, L.P.(8)	28,895,188	$4,759,615
Frazier Life Sciences VIII, L.P.(9)	28,895,188	$4,759,615
Entities Affiliates with LVP Life Science Ventures(10)	9,339,859	$1,538,462

Stockholder	Shares of Series A-2 convertible preferred stock	Total purchase price

Norbert G. Riedel, Ph.D.(11)	1,334,254	$307,692
Ashish Khanna(2)	166,782	$38,462
Torsten M. Madsen, M.D., Ph.D.(3)	73,384	$16,923
Joseph R. Moskal, Ph.D.(4)	266,851	$61,539
Wilbur H. Gantz III Revocable Trust(5)	2,668,508	$615,385
Entities Affiliated with Adams Street Partners(12)	33,022,786	$7,615,385
New Leaf Ventures III, L.P.(6)	33,022,786	$7,615,385
Longitude Venture Partners II, L.P.(7)	33,022,786	$7,615,385
Frazier Life Sciences VIII, L.P.(8)	33,022,786	$7,615,385
Entities Affiliates with LVP Life Science Ventures(13)	10,674,032	$2,461,539

(1)    Consists of 1,042,482 shares of Series A-1 convertible preferred stock purchased and received by Norbert G. Riedel, Ph.D., and 75,000 shares of Series A-1 convertible preferred stock purchased and received by individuals related to Dr. Riedel. Dr. Riedel is our President and Chief Executive Officer, and a member of our board of directors.

(2)    Ashish Khanna is our Chief Financial Officer and Chief Business Officer.

(3)    Torsten M. Madsen, M.D., Ph.D., is our Chief Medical Officer.

(4)   Joseph R. Moskal, Ph.D., is our Chief Scientific Officer.

(5)    Wilbur H. Gantz is the beneficiary of the Wilbur H. Gantz III Revocable Trust and is the chairman of our board of directors.

(6)   Consists of: (i) 4,406,861 shares of Series A-1 convertible preferred stock purchased and received by Adams Street 2012 Direct Fund LP; (ii) 3,333,558 shares of Series A-1 convertible preferred stock purchased and received by Adams Street 2013 Direct Fund LP; (iii) 4,534,213 shares of Series A-1 convertible preferred stock purchased and received by Adams Street 2014 Direct Fund LP; (iv) 3,480,521 shares of Series A-1 convertible preferred stock purchased and received by Adams Street 2015 Direct Venture/Growth Fund LP; (v) 3,032,316 shares of Series A-1 convertible preferred stock purchased and received by Adams Street 2016 Direct Venture/Growth Fund LP; and (vi) 10,107,719 shares of Series A-1 convertible preferred stock purchased and received by Adams Street Venture/Growth Fund VI LP. Mr. Gould, a partner at Adams Street Partners, is a member of our board of directors.

(7)    New Leaf Ventures III, L.P., or NLV III, is an affiliate fund of New Leaf Venture Partners, L.L.C., or NLV, and is a holder of five percent or more of our capital stock. Liam Ratcliffe, M.D., Ph.D., a Managing Director at NLV, is a member of our board of directors.

(8)   Longitude Venture Partners II, L.P. is an affiliate fund of Longitude Capital, or Longitude, and is a holder of five percent or more of our capital stock. Patrick G. Enright, a founder and Managing Director of Longitude Capital, is a member of our board of directors.

(9)   Frazier Life Sciences VIII, L.P. is an affiliate fund of Frazier Healthcare Partners, or Frazier, and is a holder of five percent or more of our capital stock. James N. Topper, M.D., Ph.D., a Managing General Partner at Frazier Healthcare Partners, is a member of our board of directors.

(10)  Consists of: (i) 8,688,241 shares of Series A-1 convertible preferred stock purchased and received by LVP Life Science Ventures III LP; (ii) 434,412 shares of Series A-1 convertible preferred stock purchased and received by LVP III Associates, L.P.; and (iii) 217,206 shares of Series A-1 convertible preferred stock purchased and received by LVP III Partners, L.P.

(11)  Norbert G. Riedel, Ph.D., is our President and Chief Executive Officer, and a member of our board of directors.

(12)  Consists of: (i) 5,036,369 shares of Series A-2 convertible preferred stock purchased and received by Adams Street 2012 Direct Fund L.P.; (ii) 3,809,747 shares of Series A-2 convertible preferred stock purchased and received by Adams Street 2013 Direct Fund LP; (iii) 5,181,913 shares of Series A-2 convertible preferred stock purchased and received by Adams Street 2014 Direct Fund LP; (iv) 3,977,704 shares of Series A-2 convertible preferred stock purchased and received by Adams Street 2015 Direct Venture/Growth Fund LP; (v) 3,465,474 shares of Series A-2 convertible preferred stock purchased and received by Adams Street 2016 Direct Venture/Growth Fund LP; and (vi) 11,551,579 shares of Series A-2 convertible preferred stock purchased and received by Adams Street Venture/Growth Fund VI LP. Mr. Gould, a partner at Adams Street Partners, is a member of our board of directors.

(13)  Consists of: (i) 9,929,332 shares of Series A-2 convertible preferred stock purchased and received by LVP Life Science Ventures III LP; (ii) 496,467 shares of Series A-2 convertible preferred stock purchased and received by LVP III Associates, L.P.; and (iii) 248,233 shares of Series A-2 convertible preferred stock purchased and received by LVP III Partners, L.P.

Series B convertible preferred stock financing

In December 2017, we sold an aggregate of 234,954,520 shares of Series B convertible preferred stock at a purchase price of $0.29793 per share. Each share of our Series B convertible preferred stock will convert automatically into one share of our common stock immediately prior to the completion of this offering. The following table summarizes purchases of our Series B convertible preferred stock by related persons:

Stockholder	Shares of Series B convertible preferred stock	Total purchase price

Norbert G. Riedel, Ph.D.(1)	836,541	$249,231
Ashish Khanna(2)	112,959	$33,654
Andrew Kidd(3)	67,130	$20,000
Torsten M. Madsen, M.D., Ph.D.(4)	49,702	$14,808
Joseph R. Moskal, Ph.D.(5)	180,734	$53,846
Entities affiliated with Wilbur H. Gantz III(6)	2,168,809	$646,153
Entities Affiliated with Adams Street Partners(7)	21,946,301	$6,538,462
Entities Affiliated with New Leaf Ventures(8)	21,946,301	$6,538,462
Longitude Venture Partners II, L.P.(9)	21,946,301	$6,538,462
Frazier Life Sciences VIII, L.P.(10)	21,946,301	$6,538,462
Entities Affiliated with Bain Capital Life Sciences LP(11)	50,347,397	$15,000,000
Entities Affiliated with LVP Life Science Ventures(12)	7,229,370	$2,153,846

(1)    Norbert G. Riedel, Ph.D., is our President and Chief Executive Officer, and a member of our board of directors.

(2)    Ashish Khanna is our Chief Financial Officer and Chief Business Officer.

(3)    Andrew Kidd is our Chief Commercial Officer.

(4)   Torsten M. Madsen, M.D., Ph.D., is our Chief Medical Officer.

(5)    Joseph R. Moskal, Ph.D., is our Chief Scientific Officer.

(6)   Consists of 1,807,340 shares of Series B convertible preferred stock purchased and received by Wilbur H. Gantz III Revocable Trust and 361,469 shares of Series B convertible preferred stock purchased and received by Gantz Family 2011 Dynasty Trust. Wilbur H. Gantz is the chairman of our board of directors.

(7)    Consists of: (i) 3,347,072 shares of Series B convertible preferred stock purchased and received by Adams Street 2012 Direct Fund LP; (ii) 2,531,884 shares of Series B convertible preferred stock purchased and received by Adams Street 2013 Direct Fund LP; (iii) 3,443,798 shares of Series B convertible preferred stock purchased and received by Adams Street 2014 Direct Fund LP; (iv) 2,643,505 shares of Series B convertible preferred stock purchased and received by Adams Street 2015 Direct Venture/Growth Fund LP; (v) 2,303,087 shares of Series B convertible preferred stock purchased and received by Adams Street 2016 Direct Venture/Growth Fund LP; and (vi) 7,676,955 shares of Series B convertible preferred stock purchased and received by Adams Street Venture/Growth Fund VI LP. Mr. Gould, a partner at Adams Street Partners, is a member of our board of directors.

(8)   Consists of: (i) 15,233,315 shares of Series B convertible preferred stock purchased and received by NLV III and (ii) 6,712,986 shares of Series B convertible preferred stock purchased and received by New Leaf Biopharma Opportunities I, L.P., or NLV Biopharma. NLV III is an

affiliate fund of NLV and is a holder of five percent or more of our capital stock. Liam Ratcliffe, M.D., Ph.D., a Managing Director at NLV, is a member of our board of directors.

(9)   Longitude Venture Partners II, L.P. is an affiliate fund of Longitude and is a holder of five percent or more of our capital stock. Patrick G. Enright, a founder and Managing Director of Longitude Capital, is a member of our board of directors.

(10)  Frazier Life Sciences VIII, L.P. is an affiliate fund of Frazier and is a holder of five percent or more of our capital stock. James N. Topper, M.D., Ph.D., a Managing General Partner at Frazier Healthcare Partners, is a member of our board of directors.

(11)  Consists of: (i) 45,672,386 shares of Series B convertible preferred stock purchased and received by Bain Capital Life Sciences Fund, L.P., or BCLSF, and (ii) 4,675,011 shares of Series B convertible preferred stock purchased and received by BCIP Life Sciences Associates, LP, BCIP, BCLSF, and BCIP are affiliate funds of Bain Capital Life Sciences Investors, LLC and collectively are holders of five percent or more of our capital stock. Adam M. Koppel, M.D., Ph.D., a Managing Director of Bain Capital Life Sciences Investors, LLC, is a member of our board of directors.

(12)  Consists of: (i) 6,724,995 shares of Series B convertible preferred stock purchased and received by LVP Life Science Ventures III LP, or LVP III LP; (ii) 336,250 shares of Series B convertible preferred stock purchased and received by LVP III Associates, L.P.; and (iii) 168,125 shares of Series B convertible preferred stock purchased and received by LVP III Partners, L.P.

Agreements with stockholders

Amended and restated investors' rights agreement

We are a party to an amended and restated investors' rights agreement, dated as of December 11, 2017, with holders of our convertible preferred stock, including some of our 5% stockholders and entities affiliated with our directors. The investor rights agreement provides these holders the right, following the completion of this offering, to demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing. See "Description of capital stock—Registration rights" for additional information regarding these registration rights.

Amended and restated voting agreement

We are a party to an amended and restated voting agreement, dated as of December 11, 2017, with holders of our convertible preferred stock, including some of our 5% stockholders and entities affiliated with our directors. The voting agreement provides the holders the right to elect certain directors to the board of directors and will terminate upon completion of this offering.

Amended and restated right of first refusal and co-sale agreement

We are a party to an amended and restated right of first refusal and co-sale agreement, dated as of December 11, 2017, with holders of our convertible preferred stock, including some of our 5% stockholders and entities affiliated with our directors. The right of first refusal and co-sale agreement provides the key holders the right to purchase all or any portion of transfer stock, as well as the right of co-sale and participate in any proposed transfers. The agreement will terminate upon completion of this offering.

Indemnification agreements

We have entered into agreements to indemnify our directors and executive officers. These agreements will, among other things, require us to indemnify these individuals for certain expenses (including attorneys' fees), judgments, fines and settlement amounts reasonably incurred by such person in any action or proceeding, including any action by or in our right, on account of any services undertaken by such person on behalf of our company or that person's status as a member of our board of directors to the maximum extent allowed under Delaware law.

Related person transaction policy

Our board of directors reviews and approves transactions with directors, officers and holders of five percent or more of our voting securities and their affiliates, each a related person. Prior to this offering, the material facts as to the related person's relationship or interest in the transaction are disclosed to our board of directors prior to their consideration of such transaction, and the transaction is not considered approved by our board of directors unless a majority of the directors who are not interested in the transaction approve the transaction. Further, when stockholders are entitled to vote on a transaction with a related person, the material facts of the related person's relationship or interest in the transaction are disclosed to the stockholders, who must approve the transaction in good faith.

In connection with this offering, we expect to adopt a written related person transactions policy that such transactions must be approved by our audit committee. This policy will become effective on the date on which the registration statement of which this prospectus is part is declared effective by the SEC. Pursuant to this policy, the audit committee has the primary responsibility for reviewing and approving or disapproving "related person transactions," which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. For purposes of this policy, a related person will be defined as a director, executive officer, nominee for director, or greater than 5% beneficial owner of our common stock, in each case since the beginning of the most recently completed year, and their immediate family members.

As appropriate for the circumstances, the audit committee will review and consider:

•
the related person's interest in the related person transaction;

•
the approximate dollar amount involved in the related person transaction;

•
the approximate dollar amount of the related person's interest in the transaction without regard to the amount of any profit or loss;

•
whether the transaction was undertaken in the ordinary course of our business;

•
whether the terms of the transaction are no less favorable to us than terms that could have been reached with an unrelated third party;

•
the purpose of, and the potential benefits to us of, the related-party transaction; and

•
any other information regarding the related-party transaction or the related person in the context of the proposed transaction that would be material to investors in light of the circumstances of the particular transaction.

Principal stockholders

The following table sets forth certain information known to us regarding beneficial ownership of our capital stock as of February 28, 2018, as adjusted to reflect the sale of common stock offered by us in this offering, for:

•
each person or group of affiliated persons known by us to be the beneficial owner of more than five percent of our capital stock;

•
each of our named executive officers;

•
each of our directors; and

•
all of our executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Under those rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. Except as noted by footnote, and subject to community property laws where applicable, we believe, based on the information provided to us, that the persons and entities named in the table below have sole voting and investment power with respect to all common stock shown as beneficially owned by them.

The percentage of beneficial ownership prior to this offering in the table below is based on 721,002,675 shares of common stock deemed to be outstanding as of February 28, 2018, and the percentage of beneficial ownership at this offering in the table below is based on                       shares of common stock assumed to be outstanding after the closing of the offering. The information in the table below assumes no exercise of the underwriters' option to purchase additional shares. Options to purchase shares of common stock that are exercisable within 60 days of February 28, 2018 are deemed to be beneficially owned by the persons holding these options for the purpose of computing percentage ownership of that person, but are not treated as outstanding for the purpose of computing any other person's ownership percentage.

	Shares beneficially owned prior to offering		Shares beneficially owned after offering
Name and address of beneficial owner(1)	Number	Percentage	Percentage

5% Stockholders:
Entities affiliated with Adams Street Partners(2)	107,051,976	14.85%
Entities affiliated with New Leaf Ventures(3)	83,864,275	11.63%
Longitude Venture Partners II, L.P.(4)	83,864,275	11.63%
Frazier Life Sciences VIII, L.P.(5)	83,864,275	11.63%
Entities Affiliated with Bain Capital Life Sciences(6)	50,347,397	6.98%
Entities Affiliated with LVP Life Science Ventures(7)	41,197,728	5.71%
Named Executive Officers and Directors:
Norbert G. Riedel, Ph.D.(8)	29,717,060	4.10%
Torsten M. Madsen, M.D., Ph.D.(9)	6,630,960	*
Joseph R. Moskal, Ph.D.(10)	10,696,054	1.48%
Patrick G. Enright(4)	—	—
Wilbur H. Gantz III(11)	9,807,298	1.36%
Elisha P. Gould III(2)	—	—
Adam M. Koppel, M.D., Ph.D.(6)	—	—
Liam Ratcliffe, M.D., Ph.D.(3)	—	—
James N. Topper, M.D., Ph.D.(5)	—	—
All executive officers and directors as a group (11 persons)(12)	65,715,792	9.09%

*      Represents beneficial ownership of less than one percent.

(1)    Unless otherwise indicated, the address for each beneficial owner is c/o Aptinyx Inc., 909 Davis Street, Evanston, IL 60201.

(2)    Consists of: (i) 6,890,800 shares of common stock purchased and received by Adams Street 2008 Direct Fund, L.P.; (ii) 5,960,089 shares of common stock purchased and received by Adams Street 2009 Direct Fund, L.P.; (iii) 3,385,613 shares of common stock purchased and received by Adams Street 2010 Direct Fund, L.P., (iv) 2,944,964 shares of common stock purchased and received by Adams Street 2011 Direct Fund LP; (v) 1,438,326 shares of common stock, 4,406,861 shares of Series A-1 convertible preferred stock, 5,036,369 shares of Series A-2 convertible preferred stock and 3,347,072 shares of Series B convertible preferred stock purchased and received by Adams Street 2012 Direct Fund LP; (vi) 1,088,017 shares of common stock 3,333,558 shares of Series A-1 convertible preferred stock,3,809,747 shares of Series A-2 convertible preferred stock and 2,531,884 shares of Series B convertible preferred stock purchased and received by Adams Street 2013 Direct Fund LP; (vii) 1,479,892 shares of common stock, 4,534,213 shares of Series A-1 convertible preferred stock, 5,181,913 shares of Series A-2 convertible preferred stock and 3,443,798 shares of Series B convertible preferred stock purchased and received by Adams Street 2014 Direct Fund LP; (viii) 3,480,521 shares of Series A-1 convertible preferred stock, 3,977,704 shares of Series A-2 convertible preferred stock and 2,643,505 shares of Series B convertible preferred stock purchased and received by Adams Street 2015 Direct Venture/Growth Fund LP; (ix) 3,032,316 shares of Series A-1 convertible preferred stock, 3,465,474 shares of Series A-2 convertible preferred stock and 2,303,087 shares of Series B convertible preferred stock purchased and received by Adams Street 2016 Direct Venture/Growth Fund LP; and (x) 10,107,719 shares of Series A-1 convertible preferred stock, 11,551,579 shares of Series A-2 convertible preferred stock and 7,676,955 shares of Series B convertible preferred stock purchased and received by Adams Street Venture/Growth Fund VI LP. Mr. Gould, a partner at Adams Street Partners, is a member of our board of directors. The address of Adams Street Partners, LLC is One North Wacker Drive, Suite 2200, Chicago, IL 60606-2823.

(3)    Consists of: (i) 28,895,188 shares of Series A-1 convertible preferred stock, 33,022,786 shares of Series A-2 convertible 15,233,315 shares of Series B convertible preferred stock purchased and received by NLV-III; and (ii) 6,712,986 shares of Series B convertible preferred stock purchased and received by NLV Biopharma. The general partner of NLV-III is New Leaf Venture Associates III, L.P., or NLVA-III. The general partner of NLV Biopharma is New Leaf BPO Associates I, L.P., or NLBA-I. The general partner of both NLVA-III and NLBA-I is New Leaf Venture Management III, L.L.C., or Management-III. Ronald M. Hunt, Vijay K. Lathi, and Liam Ratcliffe are individual members of Management-III, or Individual Members, which is responsible for the investment decisions of NLV-III and Biopharma-I. Each of the Individual Members disclaim beneficial ownership of the shares held by NLV-III and Biopharma-I except to the extent of their pecuniary interest therein. The address of the entities and individuals listed above is 7 Times Square, Suite 3502, New York, New York 10036.

(4)   Consists of: (i) 28,895,188 shares of Series A-1 convertible preferred stock purchased and received by Longitude; (ii) 33,022,786 shares of Series A-2 convertible preferred stock purchased and received by Longitude; and (iii) 21,946,301 shares of Series B convertible preferred stock purchased and received by Longitude. Longitude Capital Partners II, LLC, or Longitude Capital II, is the general partner of Longitude. Longitude Capital II and Longitude may be deemed to have sole voting, investment, and dispositive power over the shares held by Longitude. Patrick G. Enright and Juliett Tammenoms Bakker are the managing members of Longitude Capital II and in their capacity as such, may be deemed to exercise shared voting and investment power with respect to such shares. Each of Ms. Bakker and Mr. Enright disclaim beneficial ownership of such shares except to the extent of his or her pecuniary interest therein. The address of Longitude Venture is 2740 Sand Hill Road, Second Floor, Menlo Park, CA 94025.

(5)    Consists of: (i) 28,895,188 shares of Series A-1 convertible preferred stock purchased and received by Frazier Life Sciences VIII, L.P., or FLS VIII, LP; (ii) 33,022,786 shares of Series A-2 convertible preferred stock purchased and received by FLS VIII, LP; and (iii) 21,946,301 shares of Series B convertible preferred stock purchased and received by FLS VIII, LP. The general partner of FLS VIII, LP is FHM Life Sciences VIII, LP, or FHM LS VIII LP. The general partner of FHM LS VIII LP is FHM Life Sciences VIII, LLC. James N. Topper and Patrick Heron are the sole managing members of FHM Life Sciences VIII, LLC and share voting and investment power with respect to the above-listed shares. Dr. Topper and Mr. Heron disclaim beneficial ownership of such shares except to the extent of their pecuniary interest in such shares, if any, and this prospectus shall not be deemed an admission that they are the beneficial owners of such shares. The address of Frazier is 601 Union, Two Union Square, Suite 3200, Seattle, Washington 98101.

(6)   Consists of: (i) 45,672,386 shares of Series B convertible preferred stock purchased and received by BCLSF; and (ii) 4,675,011 shares of Series B convertible preferred stock purchased and received by BCIP. The governance, investment strategy and decision-making process with respect to investments held by BCLSF and BCIP is directed by Bain Capital Life Sciences Investors, LLC, whose managers are Jeffrey Schwartz, and Adam M. Koppel. As a result, each of Bain Capital Life Sciences Investors, LLC, Mr. Schwartz, and Dr. Koppel may be deemed to share voting and dispositive power over the shares held by BCLS and BCIP. The address of BCLS and BCIP is c/o Bain Capital Life Sciences, LP, 200 Clarendon Street, Boston, Massachusetts 02116.

(7)    Consists of: (i) 12,980,901 shares of common stock, 8,688,241 shares of Series A-1 convertible preferred stock, 9,929,332 shares of Series A-2 convertible preferred stock, and 6,724,995 shares of Series B convertible preferred stock purchased and received by LVP Life Science Ventures III LP; (ii) 649,044 shares of common stock,434,412 shares of Series A-1 convertible preferred stock, 496,467 shares of Series A-2 convertible preferred stock, and 336,250 shares of Series B convertible preferred stock purchased and received by LVP III Associates, L.P.; and (iii) 324,522 shares of common stock, 217,206 shares of Series A-1 convertible preferred stock, 248,233 shares of Series A-2 convertible preferred stock, and 168,125 shares of Series B convertible preferred stock purchased and received by LVP III Associates, L.P. Patrick Latterell, Stephen Salmon and James Woody are members of LVP GP III, LLC and may be deemed to share voting and dispositive power over the reported securities and disclaim beneficial ownership of the reported securities except to the extent of any pecuniary interest therein. The address of each of the entities affiliated with LVP is 2603 Camino Ramon, Suite 200, San Ramon, CA 94583.

(8)   Consists of: (i) 1,042,482 shares of Series A-1 convertible preferred stock purchased and received by Dr. Riedel; (ii) 75,000 shares of Series A-1 convertible preferred stock purchased and received by family members of Dr. Riedel; (iii) 1,334,254 shares of Series A-2 convertible preferred stock purchased and received by Dr. Riedel; (iv) 836,541 shares of Series B convertible preferred stock purchased and received by Dr. Riedel; (v) 9,158,453 shares of restricted common stock held by Dr. Riedel; (vi) 5,117,217 shares of common stock held by the Norbert G. Riedel 2015 Generation Trust; (vii) 8,013,646 shares of restricted common stock held by the Norbert G. Riedel 2015 Generation Trust; and (viii) 4,139,467 shares of common stock underlying options exercisable within 60 days of February 28, 2018.

(9)   Consists of: (i) 162,500 shares of common stock; (ii) 6,010,235 shares of restricted common stock; (iii) 64,212 shares of Series A-1 convertible preferred stock; (iv) 73,384 shares of Series A-2 convertible preferred stock; (v) 49,702 shares of Series B convertible preferred stock; and (vi) 270,927 shares of common stock underlying options exercisable within 60 days of February 28, 2018.

(10)  Consists of: (i) 2,812,885 shares of common stock; (ii) 6,868,840 shares of restricted common stock; (iii) 233,496 shares of Series A-1 convertible preferred stock; (iv) 266,851 shares of Series A-2 convertible preferred stock; (v) 180,734 shares of Series B convertible preferred stock; and (vi) 333,248 shares of common stock underlying options exercisable within 60 days of February 28, 2018.

(11)  Consists of: (i) 2,996,484 shares of common stock held by the Wilbur H. Gantz III Revocable Trust, or Gantz Revocable Trust and (ii) 2,334,966 shares of Series A-1 convertible preferred stock, 2,668,508 shares of Series A-2 convertible preferred stock, and 1,807,340 shares of Series B convertible preferred stock purchased and received by the Gantz Revocable Trust.

(12)  See notes 2, 3, 4, 5, 6, 8, 9, 10 and 11 above; also includes Andrew Kidd and Ashish Khanna who are executive officers but not named executive officers.

Description of capital stock

The following descriptions are summaries of the material terms of our amended and restated certificate of incorporation, which will be effective upon the closing of this offering and amended and restated bylaws, which will be effective upon the effectiveness of the registration statement of which this prospectus is a part. The descriptions of the common stock and convertible preferred stock give effect to changes to our capital structure that will occur immediately prior to the closing of this offering. We refer in this section to our amended and restated certificate of incorporation as our certificate of incorporation, and we refer to our amended and restated bylaws as our bylaws.

General

Upon closing of this offering, our authorized capital stock will consist of                  shares of common stock, par value $0.01 per share, and                  shares of preferred stock, par value $0.01 per share, all of which shares of preferred stock will be undesignated.

As of February 28, 2018, 721,002,675 shares of our common stock were outstanding and held by 211 stockholders of record. This amount assumes the conversion of all outstanding shares of our convertible preferred stock into common stock, which will occur immediately prior to the closing of this offering. In addition, as of February 28, 2018, we had outstanding options to purchase 90,398,545 shares of our common stock under our 2015 Stock Option and Grant Plan at a weighted average exercise price of $0.14 per share, 12,845,296 of which were exercisable.

Common stock

The holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders. The holders of our common stock do not have any cumulative voting rights. Holders of our common stock are entitled to receive ratably any dividends declared by our board of directors out of funds legally available for that purpose, subject to any preferential dividend rights of any outstanding convertible preferred stock. Our common stock has no preemptive rights, conversion rights, or other subscription rights or redemption or sinking fund provisions.

In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in all assets remaining after payment of all debts and other liabilities and any liquidation preference of any outstanding convertible preferred stock. The shares to be issued by us in this offering will be, when issued and paid for, validly issued, fully paid, and non-assessable.

Preferred stock

Immediately prior to the closing of this offering, all outstanding shares of our convertible preferred stock will be converted into shares of our common stock. Upon the consummation of this offering, our board of directors will have the authority, without further action by our stockholders, to issue up to              shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms, and the number of shares constituting, or the designation of, such series, any or all of which may be greater than the rights of common stock. The issuance of our preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon our liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring, or preventing a change in control of our company or other corporate action. Immediately after consummation of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.

Registration rights

Upon the completion of this offering, the holders of              shares of our common stock, including those issuable upon the conversion of convertible preferred stock, are entitled to rights with respect to the registration of these securities under the Securities Act. These rights are provided under the terms of an investors' rights agreement between us and holders of our preferred stock. The investors' rights agreement includes demand registration rights, short-form registration rights, and piggyback registration rights. All fees, costs and expenses of underwritten registrations under this agreement will be borne by us and all selling expenses, including underwriting discounts and selling commissions, will be borne by the holders of the shares being registered.

Demand registration rights

Beginning 180 days after the effective date of this registration statement, the holders of              shares of our common stock, including those issuable upon the conversion of preferred stock upon closing of this offering, are entitled to demand registration rights. Under the terms of the investors' rights agreement, we will be required, upon the written request of holders of (i) at least 50% of these securities or (ii) at least 50% of the common stock issued or issuable upon the conversion of our Series B Preferred Stock (if the anticipated aggregate offering price of this offering, net of selling expenses, would exceed $10.0 million), to file a registration statement and use best efforts to effect the registration of all or a portion of these shares for public resale. We are required to effect only two registrations pursuant to this provision of the investors' rights agreement.

Short-form registration rights

Pursuant to the investors' rights agreement, if we are eligible to file a registration statement on Form S-3, upon the written request of at least 20% of these holders to sell registrable securities at an aggregate price, net of selling expenses, of at least $5.0 million, we will be required to use commercially reasonable efforts to effect a registration of such shares. We are required to effect only two registrations in any twelve month period pursuant to this provision of the investors' rights agreement. The right to have such shares registered on Form S-3 is further subject to other specified conditions and limitations.

Piggyback registration rights

Pursuant to the investors' rights agreement, if we register any of our securities either for our own account or for the account of other security holders, the holders of these shares are entitled to include their shares in the registration. Subject to certain exceptions contained in the investors' rights agreement, we and the underwriters may limit the number of shares included in the underwritten offering to the number of shares which we and the underwriters determine in our sole discretion will not jeopardize the success of the offering.

Expiration of registration rights

The demand registration rights, short-form registration rights and piggyback registration rights granted under the investor rights agreement will terminate on the fifth anniversary of the completion of this offering.

Indemnification

Our investors' rights agreement contains customary cross-indemnification provisions, under which we are obligated to indemnify holders of registrable securities in the event of material misstatements or omissions in the registration statement attributable to us, and they are obligated to indemnify us for material misstatements or omissions attributable to them.

Anti-takeover effects of our certificate of incorporation and bylaws and Delaware law

Our certificate of incorporation and bylaws include a number of provisions that may have the effect of delaying, deferring or preventing another party from acquiring control of us and encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include the items described below.

Board composition and filling vacancies

Our certificate of incorporation provides for the division of our board of directors into three classes serving staggered three-year terms, with one class being elected each year. Our certificate of incorporation also provides that directors may be removed only for cause and then only by the affirmative vote of the holders of two-thirds or more of the shares then entitled to vote at an election of directors. Furthermore, any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of our board, may only be filled by the affirmative vote of a majority of our directors then in office even if less than a quorum. The classification of directors, together with the limitations on removal of directors and treatment of vacancies, has the effect of making it more difficult for stockholders to change the composition of our board of directors.

No written consent of stockholders

Our certificate of incorporation provides that all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting. This limit may lengthen the amount of time required to take stockholder actions and would prevent the amendment of our bylaws or removal of directors by our stockholders without holding a meeting of stockholders.

Meetings of stockholders

Our certificate of incorporation and bylaws provide that only a majority of the members of our board of directors then in office may call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Our bylaws limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.

Advance notice requirements

Our bylaws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. Our bylaws specify the requirements as to form and content of all stockholders' notices. These requirements may preclude stockholders from bringing matters before the stockholders at an annual or special meeting.

Amendment to certificate of incorporation and bylaws

Any amendment of our certificate of incorporation must first be approved by a majority of our board of directors, and if required by law or our certificate of incorporation, must thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment and a majority of the outstanding shares of each class entitled to vote thereon as a class, except that the amendment of the provisions relating to stockholder action, board composition, limitation of liability and the amendment of our bylaws and certificate of incorporation must be approved by not less than two-thirds of the outstanding shares entitled to vote on the amendment, and not less than two-thirds of the outstanding shares of each class entitled to vote thereon as a class. Our bylaws may be amended by the affirmative vote of a majority of the directors then in office, subject to any limitations set forth in the bylaws; and may also be amended by the affirmative vote of at least two-thirds of the outstanding shares entitled to vote on the amendment, or, if our board of directors recommends that the stockholders approve the amendment, by the affirmative vote of the majority of the outstanding shares entitled to vote on the amendment, in each case voting together as a single class.

Undesignated preferred stock

Our certificate of incorporation will provide for              authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable our board of directors to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in the best interests of our stockholders, our board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our certificate of incorporation grants our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change in control of us.

Exclusive jurisdiction for certain actions

Our bylaws provide that, unless we consent in writing to an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers and employees to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, our certificate of incorporation or our bylaws, or (iv) any action asserting a claim that is governed by the internal affairs doctrine, in each case subject to the Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers. The enforceability of similar exclusive forum provisions in other companies' bylaws has been challenged in legal proceedings, and it is possible that a court could rule that this provision in our bylaws is inapplicable or unenforceable.

Section 203 of the Delaware General Corporation Law

Upon completion of this offering, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•
before the stockholder became interested, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•
upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances, but not the outstanding voting stock owned by the interested stockholder; or

•
at or after the time the stockholder became interested, the business combination was approved by our board of directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

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any merger or consolidation involving the corporation and the interested stockholder;

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any sale, transfer, lease, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

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subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

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subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; and

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the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Exchange listing

We intend to apply to list our common stock on The Nasdaq Global Market under the trading symbol "APTX."

Transfer agent and registrar

The transfer agent and registrar for our common stock will be              . The transfer agent and registrar's address is                           .

Shares eligible for future sale

Prior to this offering, there has been no public market for our shares. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Based on the number of shares outstanding as of February 28, 2018, upon the completion of this offering,              shares of our common stock will be outstanding, assuming no exercise of the underwriters' option to purchase additional shares and no exercise of outstanding options. Of the outstanding shares, all of the shares sold in this offering will be freely tradable, except that any shares held by our affiliates, as that term is defined in Rule 144 under the Securities Act, may only be sold in compliance with the limitations described below.

Rule 144

In general, a person who has beneficially owned restricted stock for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to the Securities Exchange Act of 1934, as amended, periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted shares for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•
1% of the number of shares then outstanding, which will equal approximately              shares immediately after this offering assuming no exercise of the underwriters' option to purchase additional shares, based on the number of shares outstanding as of February 28, 2018; or

•
the average weekly trading volume of our common stock on The Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers or directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and under "Underwriting" included elsewhere in this prospectus and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Lock-up agreements

We, our directors and executive officers and holders of substantially all of our common stock have signed a lock-up agreement that prevent us and them from selling any of our common stock or any securities convertible into or exercisable or exchangeable for common stock for a period of not less than 180 days from the date of this prospectus without the prior written consent of the Underwriters, subject to certain exceptions. See the section entitled "Underwriting" appearing elsewhere in this prospectus for more information.

Registration rights

Upon completion of this offering, certain holders of our securities will be entitled to various rights with respect to registration of their shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. See "Description of capital stock—Registration rights" for additional information.

Equity incentive plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register our shares issued or reserved for issuance under our equity incentive plans. The first such registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing with the SEC. Accordingly, shares registered under such registration statement will be available for sale in the open market, unless such shares are subject to vesting restrictions with us or the lock-up restrictions described above. As of                           , 2018, we estimate that such registration statement on Form S-8 will cover approximately              shares.

Certain material U.S. federal income and estate tax considerations to non-U.S. holders

The following discussion is a summary of the material U.S. federal income tax considerations applicable to non-U.S. holders (as defined below) with respect to their ownership and disposition of shares of our common stock issued pursuant to this offering. For purposes of this discussion, a non-U.S. holder means a beneficial owner of our common stock that is for U.S. federal income tax purposes:

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a non-resident alien individual;

•
a foreign corporation or any other foreign organization taxable as a corporation for U.S. federal income tax purposes; or

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a foreign estate or trust, the income of which is not subject to U.S. federal income tax on a net income basis.

This discussion does not address the tax treatment of partnerships or other entities that are pass-through entities for U.S. federal income tax purposes or persons that hold their common stock through partnerships or other pass-through entities. A partner in a partnership or other pass-through entity that will hold our common stock should consult his, her or its tax advisor regarding the tax consequences of acquiring, holding and disposing of our common stock through a partnership or other pass-through entity, as applicable.

This discussion is based on current provisions of the U.S. Internal Revenue Code of 1986, as amended, which we refer to as the Code, existing and proposed U.S. Treasury Regulations promulgated thereunder, current administrative rulings and judicial decisions, all as in effect as of the date of this prospectus and, all of which are subject to change or to differing interpretation, possibly with retroactive effect. Any such change or differing interpretation could alter the tax consequences to non-U.S. holders described in this prospectus. There can be no assurance that the Internal Revenue Service, which we refer to as the IRS, will not challenge one or more of the tax consequences described herein. We assume in this discussion that a non-U.S. holder holds shares of our common stock as a capital asset within the meaning of Section 1221 of the Code, generally property held for investment.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder's individual circumstances nor does it address any aspects of any U.S. federal tax other than the income tax, U.S. state, local or non-U.S. taxes, the alternative minimum tax, or the Medicare tax on net investment income. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address the special tax rules applicable to particular non-U.S. holders, such as:

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insurance companies;

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tax-exempt or governmental organizations;

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financial institutions;

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brokers or dealers in securities;

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regulated investment companies;

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pension plans;

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"controlled foreign corporations," "passive foreign investment companies," and corporations that accumulate earnings to avoid U.S. federal income tax;

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"qualified foreign pension funds," or entities wholly owned by a "qualified foreign pension fund";

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partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and partners and investors therein);

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persons deemed to sell our common stock under the constructive sale provisions of the Code;

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persons that hold our common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment;

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persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

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persons for whom our stock constitutes "qualified small business stock" within the meaning of Section 1202 of the Code; and

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certain U.S. expatriates.

Accordingly, all prospective non-U.S. holders of our common stock should consult their tax advisors with respect to the U.S. federal, state, local, and non-U.S. tax consequences of the purchase, ownership and disposition of our common stock.

Distributions on our common stock

Distributions, if any, on our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder's investment, up to such holder's tax basis in the common stock. Any remaining excess will be treated as capital gain, subject to the tax treatment described below in "Gain on sale or other taxable disposition of our common stock." Any such distributions will also be subject to the discussions below under the sections titled "Backup withholding and information reporting" and "Withholding and information reporting requirements—FATCA."

Subject to the discussion in the following two paragraphs in this section, dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder's country of residence.

Dividends that are treated as effectively connected with a trade or business conducted by a non-U.S. holder within the United States and, if an applicable income tax treaty so provides, that are attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder within the United States, are generally exempt from the 30% withholding tax if the non-U.S. holder satisfies applicable certification and disclosure requirements. However, such U.S. effectively connected income, net of specified deductions and credits, is taxed at the same graduated U.S. federal income tax rates applicable to U.S. persons (as defined in the Code). Any U.S. effectively connected income received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder's country of residence.

A non-U.S. holder of our common stock who claims the benefit of an applicable income tax treaty between the United States and such holder's country of residence generally will be required to provide a properly executed IRS Form W-8BEN or W-8BEN-E (or successor form) to the applicable withholding agent and satisfy applicable certification and other requirements. Non-U.S. holders are urged to consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty. A non-U.S. holder that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing a U.S. tax return with the IRS.

Gain on sale or other taxable disposition of our common stock

Subject to the discussions below under "Backup withholding and information reporting" and "Withholding and information reporting requirements—FATCA," a non-U.S. holder generally will not be subject to any U.S. federal income tax on any gain realized upon such holder's sale or other taxable disposition of shares of our common stock unless:

•
the gain is effectively connected with the non-U.S. holder's conduct of a U.S. trade or business and, if an applicable income tax treaty so provides, is attributable to a permanent establishment or a fixed-base maintained by such non-U.S. holder in the United States, in which case the non-U.S. holder generally will be taxed on a net income basis at the graduated U.S. federal income tax rates applicable to U.S. persons (as defined in the Code) and, if the non-U.S. holder is a foreign corporation, the branch profits tax described above in "Distributions on our common stock" also may apply;

•
the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case the non-U.S. holder will be subject to a 30% tax (or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder's country of residence) on the net gain derived from the disposition, which may be offset by certain U.S. source capital losses of the non-U.S. holder, if any (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses; or

•
we are, or have been, at any time during the five-year period preceding such sale of other taxable disposition (or the non-U.S. holder's holding period, if shorter) a "U.S. real property holding corporation," unless our common stock is regularly traded on an established securities market and the non-U.S. holder holds no more than 5% of our outstanding common stock, directly or indirectly, actually or constructively, during the shorter of the 5-year period ending on the date of the disposition or the period that the non-U.S. holder held our common stock. Generally, a corporation is a U.S. real property holding corporation only if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance, we do not believe that we are, or have been, a U.S. real property holding corporation, or that we are likely to become one in the future. No assurance can be provided that our common stock will be regularly traded on an established securities market for purposes of the rules described above.

Backup withholding and information reporting

We must report annually to the IRS and to each non-U.S. holder the gross amount of the distributions on our common stock paid to such holder and the tax withheld, if any, with respect to such distributions. Non-U.S. holders may have to comply with specific certification procedures to establish that the holder is not a U.S. person (as defined in the Code) in order to avoid backup withholding at the applicable rate with respect to dividends on our common stock. Dividends paid to non-U.S. holders subject to withholding of U.S. federal income tax, as described above in "Distributions on our common stock," generally will be exempt from U.S. backup withholding.

Information reporting and backup withholding will generally apply to the proceeds of a disposition of our common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a non-U.S. holder where the transaction is effected outside the United States. through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Non-U.S. holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules to them. Copies of information returns may be made available to the tax authorities of the country in which the non-U.S. holder resides or is incorporated under the provisions of a specific treaty or agreement. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder's U.S. federal income tax liability, if any, provided that an appropriate claim is filed with the IRS in a timely manner.

Withholding and information reporting requirements—FATCA

The Foreign Account Tax Compliance Act, or FATCA, generally imposes a U.S. federal withholding tax at a rate of 30% on payments of dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a foreign entity unless (i) if the foreign entity is a "foreign financial institution," such foreign entity undertakes certain due diligence, reporting, withholding, and certification obligations, (ii) if the foreign entity is not a "foreign financial institution," such foreign entity identifies certain of its U.S. investors, if any, or (iii) the foreign entity is otherwise exempt under FATCA. Under applicable U.S. Treasury regulations, withholding under FATCA currently applies to payments of dividends on our common stock, but will only apply to payments of gross proceeds from a sale or other disposition of our common stock made after December 31, 2018. Under certain circumstances, a non-U.S. holder may be eligible for refunds or credits of this withholding tax. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph. Non-U.S. holders should consult their tax advisors regarding the possible implications of this legislation on their investment in our common stock and the entities through which they hold our common stock, including, without limitation, the process and deadlines for meeting the applicable requirements to prevent the imposition of the 30% withholding tax under FATCA.

Underwriting

We are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC, Cowen and Company, LLC, Leerink Partners LLC and BMO Capital Markets Corp. are acting as joint book-running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discount set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of shares

J.P. Morgan Securities LLC
Cowen and Company, LLC
Leerink Partners LLC
BMO Capital Markets Corp.

Total

The underwriters are committed to purchase all the shares of common stock offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $              per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $              per share from the initial public offering price. After the initial offering of the shares to the public, if all of the shares are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms.

The underwriters have an option to buy up to                           additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $               per share. The following table shows the per share and total underwriting discount to be paid to the underwriters assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

	Without option to purchase additional shares exercise	With full option to purchase additional shares exercise

Per Share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discount, will be approximately $              . We have agreed to reimburse the underwriters for expense relating to clearance of this offering with the Financial Industry Regulatory Authority up to $              .

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition, or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of                            for a period of 180 days after the date of this prospectus, other than (a) grants of employee stock options or other equity-based awards pursuant to the terms of any employee stock options or other equity-based plans disclosed in this prospectus in the ordinary course of business consistent with past practice, (b) issuances of shares pursuant to the exercise of options or other equity-based awards, (c) the shares of our common stock sold in this offering, (d) issuances of shares of our common stock or securities exercisable for, convertible into, or exchangeable for shares of our common stock in connection with any acquisition, collaboration, licensing, or other joint venture or strategic transaction or any debt financing transaction involving us or pursuant to an employee benefit plan assumed by us in connection with such transaction; provided that in the case of clause (d), that such issuances shall not be greater than 5% of the then outstanding shares of our common stock and the recipients of such shares of our common stock agree to be bound by a lock-up agreement in the form executed by directors and officers as described below.

Our directors and executive officers, and substantially all holders of our common stock have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of                            , (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock, in each case, subject to certain exceptions, including:

a)
the sale of shares of common stock, if any, to be sold by our directors, executive officers, and certain of our shareholders pursuant to the underwriting agreement;

b)
sales or transfers of shares of our common stock acquired in this offering or in open market transactions after the consummation of this offering;

c)
transfers of shares of our common stock (i) as a bona fide gift or gifts, (ii) by will, other testamentary document or intestate succession to the legal representative, heir, beneficiary or a member of the immediate family of the holder in a transaction not involving a disposition for value or (iii) by operation of law, such as pursuant to a qualified domestic order or as required by a divorce settlement;

d)
if the holder is an individual, transfers of shares of our common stock or any security directly or indirectly convertible into our common stock to any trust for the direct or indirect benefit of the holder or the immediate family of the holder, or limited partnerships the partners of which are the holder and/or the immediate family members of the holder, in each case for estate planning purposes;

e)
if the holder is a trust, distributions of shares of our common stock or any security directly or indirectly convertible into shares of our common stock to its beneficiaries in a transaction not involving a disposition for value;

f)
if the holder is a corporation, limited liability company, partnership (whether general, limited or otherwise), or other entity, distribution of shares of our common stock or any security directly or indirectly convertible into our common stock to current or former members, stockholders, limited partners, general partners, subsidiaries, or affiliates (as defined in Rule 405 promulgated under the Securities Act) of the holder or to any investment fund or other entity that controls or manages the holder (including, for the avoidance of doubt, a fund managed by the same manager or managing member or general partner or management company or by an entity controlling, controlled by, or under common control with such manager or managing member or general partner or management company as the holder or who shares a common investment advisor with the holder) in a transaction not involving a disposition for value;

g)
the receipt by the holder of shares of our common stock in connection with the conversion of our outstanding preferred stock upon the consummation of this offering into shares of our common stock, provided that any such shares of our common stock received upon such conversion shall be subject to the terms of the lock-up agreement;

h)
transfers or dispositions in connection with a change of control (it being further understood that the lock-up agreement shall not restrict the holder from entering into any agreement or arrangement in connection therewith, including an agreement to vote in favor of, or tender shares of our common stock or our other securities in, any such transaction, or taking or not taking any other action in connection with any such transaction); provided that in the event that the acquisition, merger, consolidation, or other transaction in connection with such change of control is not completed, the common stock owned by the holder shall remain subject to the restrictions contained in the lock-up agreement; and

i)
the entering into by the holder of a written trading plan pursuant to Rule 10b5-1 of the Exchange Act, or a Rule 10b5-1 Plan, 180 days after the date of this prospectus, provided that no sales or transfers of shares of the holder's common stock shall be made pursuant to such Rule 10b5-1 Plan prior to 180 days after the date of this prospectus and no filing under the Exchange Act or other public announcement shall be required or voluntarily made by the holder or any other person in connection therewith without the permission of                            , prior to 180 days after the date of this prospectus;

provided that in the case of any transfer or distribution pursuant to clause (c), (d), (e) or (f), each transferee, beneficiary, donee, heir or distributee shall execute and deliver to the representatives a lock-up letter in the form of this paragraph; and provided, further, that in the case of any transfer or distribution pursuant to clause (b), (c), (d), (e) or (f), no filing by any party (the holder, transferor, transferee, beneficiary, donor, donee, heir, distributor or distributee) under the Exchange Act, or other public announcement shall be required or shall be made voluntarily in connection with such transfer or distribution (other than a filing on a Form 5 made after the expiration of the Restricted Period and any required Schedule 13G (or 13G/A) or 13F filing).

                            , in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

We will apply to have our common stock approved for listing/quotation on The Nasdaq Global Market under the symbol "APTX."

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be "covered" shorts, which are short positions in an amount not greater than the underwriters' option to purchase additional shares referred to above, or may be "naked" shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on The Nasdaq Global Market, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•
the information set forth in this prospectus and otherwise available to the representatives;

•
our prospects and the history and prospects for the industry in which we compete;

•
an assessment of our management;

•
our prospects for future earnings;

•
the general condition of the securities markets at the time of this offering;

•
the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•
other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our shares, or that the shares will trade in the public market at or above the initial public offering price.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of our securities and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in our securities.

Selling restrictions

General

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to prospective investors in the European Economic Area

In relation to each Member State of the European Economic Area (each is referred to as a Relevant Member State), no offer of shares may be made to the public in that Relevant Member State other than:

A.
to any legal entity which is a qualified investor as defined in the Prospectus Directive;

B.
to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

C.
in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of shares shall require us or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a "qualified investor" within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

We, the representatives, and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for us or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression "an offer to the public" in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression "Prospectus Directive" means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

Notice to prospective investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are "qualified investors" (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons") or otherwise in circumstances which have not resulted and will not result in an offer to the public of the shares in the United Kingdom within the meaning of the Financial Services and Markets Act 2000.

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to prospective investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principals that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to prospective investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, or FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to prospective investors in the United Arab Emirates

The shares have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.

Notice to prospective investors in Australia

This prospectus:

•
does not constitute a product disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth), or the Corporations Act;

•
has not been, and will not be, lodged with the Australian Securities and Investments Commission, or ASIC, as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document under Chapter 6D.2 of the Corporations Act;

•
does not constitute or involve a recommendation to acquire, an offer or invitation for issue or sale, an offer or invitation to arrange the issue or sale, or an issue or sale, of interests to a "retail client" (as defined in section 761G of the Corporations Act and applicable regulations) in Australia; and

•
may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, or Exempt Investors, available under section 708 of the Corporations Act.

The shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares, you represent and warrant to us that you are an Exempt Investor.

As any offer of shares under this prospectus will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares you undertake to us that you will not, for a period of 12 months from the date of issue of the shares, offer, transfer, assign or otherwise alienate those securities to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Notice to prospective investors in Japan

The shares have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the shares nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any "resident" of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Notice to prospective investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to prospective investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)
a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)
a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(a)
to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)
where no consideration is or will be given for the transfer;

(c)
where the transfer is by operation of law;

(d)
as specified in Section 276(7) of the SFA; or

(e)
as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Notice to prospective investors in Bermuda

Shares may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.

Notice to prospective investors in Saudi Arabia

This document may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations as issued by the board of the Saudi Arabian Capital Market Authority, or CMA, pursuant to resolution number 2-11-2004 dated 4 October 2004 as amended by resolution number 1-28-2008, as amended, or the CMA Regulations. The CMA does not make any representation as to the accuracy or completeness of this document and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this document. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this document, you should consult an authorised financial adviser.

Notice to prospective investors in the British Virgin Islands

The shares are not being, and may not be offered to the public or to any person in the British Virgin Islands for purchase or subscription by or our behalf. The shares may be offered to companies incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands), or BVI Companies, but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the British Virgin Islands.

This prospectus has not been, and will not be, registered with the Financial Services Commission of the British Virgin Islands. No registered prospectus has been or will be prepared in respect of the shares for the purposes of the Securities and Investment Business Act, 2010, or SIBA, or the Public Issuers Code of the British Virgin Islands.

Notice to prospective investors in China

This prospectus does not constitute a public offer of shares, whether by sale or subscription, in the People's Republic of China, or the PRC. The shares are not being offered or sold directly or indirectly in the PRC to or for the benefit of, legal or natural persons of the PRC.

Further, no legal or natural persons of the PRC may directly or indirectly purchase any of the shares or any beneficial interest therein without obtaining all prior PRC's governmental approvals that are required, whether statutorily or otherwise. Persons who come into possession of this document are required by the issuer and its representatives to observe these restrictions.

Notice to prospective investors in Korea

The shares have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder, or the FSCMA, and the shares have been and will be offered in Korea as a private placement under the FSCMA. None of the shares may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder, or the FETL. Furthermore, the purchaser of the shares shall comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the shares. By the purchase of the shares, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the shares pursuant to the applicable laws and regulations of Korea.

Notice to prospective investors in Malaysia

No prospectus or other offering material or document in connection with the offer and sale of the shares has been or will be registered with the Securities Commission of Malaysia, or Commission, for the Commission's approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services Licence; (iii) a person who acquires the shares, as principal, if the offer is on terms that the shares may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the shares is made by a holder of a Capital Markets Services Licence who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

Notice to prospective investors in Taiwan

The shares have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorised to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the shares in Taiwan.

Notice to prospective investors in South Africa

Due to restrictions under the securities laws of South Africa, the shares are not offered, and the offer shall not be transferred, sold, renounced or delivered, in South Africa or to a person with an address in South Africa, unless one or other of the following exemptions applies:

(i)
the offer, transfer, sale, renunciation or delivery is to:

(a)
persons whose ordinary business is to deal in securities, as principal or agent;

(b)
the South African Public Investment Corporation;

(c)
persons or entities regulated by the Reserve Bank of South Africa;

(d)
authorised financial service providers under South African law;

(e)
financial institutions recognised as such under South African law;

(f)
a wholly-owned subsidiary of any person or entity contemplated in (c), (d) or (e), acting as agent in the capacity of an authorised portfolio manager for a pension fund or collective investment scheme (in each case duly registered as such under South African law); or

(g)
any combination of the person in (a) to (f); or

(ii)
the total contemplated acquisition cost of the securities, for any single addressee acting as principal is equal to or greater than ZAR1,000,000.

No "offer to the public" (as such term is defined in the South African Companies Act, No. 71 of 2008 (as amended or re-enacted, or the South African Companies Act) in South Africa is being made in connection with the issue of the shares. Accordingly, this document does not, nor is it intended to, constitute a "registered prospectus" (as that term is defined in the South African Companies Act) prepared and registered under the South African Companies Act and has not been approved by, and/or filed with, the South African Companies and Intellectual Property Commission or any other regulatory authority in South Africa. Any issue or offering of the shares in South Africa constitutes an offer of the shares in South Africa for subscription or sale in South Africa only to persons who fall within the exemption from "offers to the public" set out in section 96(1)(a) of the South African Companies Act. Accordingly, this document must not be acted on or relied on by persons in South Africa who do not fall within section 96(1)(a) of the South African Companies Act (such persons being referred to as the SA Relevant Persons). Any investment or investment activity to which this document relates is available in South Africa only to SA Relevant Persons and will be engaged in South Africa only with SA relevant persons.

Legal matters

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Goodwin Procter LLP, Boston, Massachusetts. Certain legal matters related to this offering will be passed upon for the underwriters by Davis Polk & Wardwell LLP, New York, New York.

Experts

The financial statements included in this Prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Where you can find more information

We have filed with the SEC a registration statement on Form S-1 (File Number 333-                  ) under the Securities Act with respect to the common stock we are offering by this prospectus. This prospectus does not contain all of the information included in the registration statement. For further information pertaining to us and our common stock, you should refer to the registration statement and to its exhibits. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

Upon the completion of the offering, we will be subject to the informational requirements of the Securities Exchange Act of 1934 and will file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read our SEC filings, including the registration statement, over the Internet at the SEC's website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facility at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. We also maintain a website at https://www.aptinyx.com. We do not incorporate the information on or accessible through our website into this prospectus, and you should not consider any information on, or that can be accessed through, our website as part of this prospectus. Upon completion of the offering, you may access, free of charge, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendment to those reported filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC.

You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

Aptinyx Inc.
Contents

Report of independent registered public accounting firm

To the Stockholders and the Board of Directors of Aptinyx Inc.

Opinion on the financial statements

We have audited the accompanying balance sheets of Aptinyx Inc. (the "Company") as of December 31, 2016 and 2017, the related statements of operations and comprehensive loss, convertible preferred stock and stockholders' deficit, and cash flows, for each of the two years in the period ended December 31, 2017, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2016 and 2017, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

Chicago, Illinois
March 30, 2018
We have served as the Company's auditor since 2017.

Aptinyx Inc.
Balance sheets
(in thousands, except per share data)

	December 31, 2016	December 31, 2017	Pro forma convertible preferred stock and stockholders' equity, December 31 2017

			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$16,180	$92,136
Accounts receivable	488	937
Prepaid expenses	605	1,960

Total current assets	17,273	95,033
Restricted cash	773	473
Property and equipment, net	600	1,816

Total assets	$18,646	$97,322
Liabilities, convertible preferred stock, and stockholders' (deficit) equity
Current liabilities:
Accounts payable	$1,596	$1,537
Accrued expenses and other current liabilities	2,951	2,835

Total current liabilities	4,547	4,372
Other long-term liabilities	—	282

Total liabilities	$4,547	$4,654
Commitments and contingencies (note 16)
Convertible preferred stock—Series A-1, $0.01 par value, 151,773 shares authorized, issued and outstanding at December 31, 2016 and 2017; no shares issued or outstanding at December 31, 2017, proforma (unaudited)	22,650	22,650	—
Convertible preferred stock—Series A-2, $0.01 par value, 173,453 shares authorized, none issued or outstanding at December 31, 2016; and 173,453 shares authorized, issued and outstanding at December 31, 2017; no shares issued or outstanding at December 31, 2017, proforma (unaudited)	—	39,979	—
Convertible preferred stock—Series B, $0.01 par value, no shares authorized, issued or outstanding at December 31, 2016; and 234,955 shares authorized, issued and outstanding at December 31, 2017; no shares issued or outstanding at December 31, 2017, proforma (unaudited)	—	69,757	—
Stockholders' (deficit) equity:
Common stock, $0.01 par value, 683,000 shares authorized; 139,299 issued and outstanding at December 31, 2016, and 900,000 shares authorized; 147,370 issued and outstanding at December 31, 2017; 707,551 shares issued and outstanding December 31, 2017, proforma (unaudited)	1,393	1,474	7,076
Additional paid-in capital	10,245	11,065	137,849
Accumulated deficit	(20,189)	(52,257)	(52,257)

Total stockholders' (deficit) equity	$(8,551)	$(39,718)	$92,668

Total liabilities, convertible preferred stock, and stockholders' deficit	$18,646	$97,322

See accompanying notes to financial statements.

Aptinyx Inc.
Statements of operations and comprehensive loss
(in thousands, except per share data)

	Year ended December 31, 2016	Year ended December 31, 2017

Collaboration and grant revenue	$9,792	$4,962
Operating expenses:
Research and development	22,743	31,644
General and administrative	4,766	5,551

Total operating expenses	27,509	37,195

Loss from operations	(17,717)	(32,233)
Other income	2,239	165

Net loss and comprehensive loss	$(15,478)	$(32,068)

Net loss per share attributable to common stockholders, basic and diluted	$(0.11)	$(0.22)

Weighted-average number of common shares outstanding, basic and diluted	135,252	143,336
Pro forma net loss per share, basic and diluted (unaudited)		$(0.07)

Pro forma weighted-average common shares outstanding, basic and diluted (unaudited)		464,297

See accompanying notes to financial statements.

Aptinyx Inc.
Statements of convertible preferred stock and stockholders' deficit
(in thousands)

	Series A-1 convertible preferred stock		Series A-2 convertible preferred stock		Series B convertible preferred stock
							Common stock		Additional paid-in capital		Total stockholders' equity (deficit)
										Accumulated deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount

Balance at January 1, 2016	—	$—	—	$—	—	$—	131,186	$1,312	$ 9,960	$ (4,711)	$ 6,561

Issuance of Series A-1 convertible preferred stock, net of issuance costs of $269	151,773	24,731	—	—	—	—	—	—	—	—	—
Reclassification of preferred stock tranche liability	—	(2,081)	—	—	—	—	—	—	—	—	—
Issuance of common stock upon vesting of restricted stock awards	—	—	—	—	—	—	8,113	81	(81)	—	—
Stock-based compensation	—	—	—	—	—	—	—	—	391	—	391
Repurchase of unvested restricted shares	—	—	—	—	—	—	—	—	(25)	—	(25)
Net loss	—	—	—	—	—	—	—	—	—	(15,478)	(15,478)

Balance at December 31, 2016	151,773	$22,650	—	$—	—	$—	139,299	$1,393	$10,245	$(20,189)	$ (8,551)

Issuance of Series A-2 convertible preferred stock, net of issuance costs of $21	—	—	173,453	39,979	—	—	—	—	—	—	—
Issuance of Series B convertible preferred stock, net of issuance costs of $243	—	—	—	—	234,955	69,757	—	—	—	—	—
Issuance of common stock upon vesting of restricted stock awards	—	—	—	—	—	—	8,071	81	(81)	—	—
Stock-based compensation	—	—	—	—	—	—	—	—	901	—	901
Net loss	—	—	—	—	—	—	—	—	—	(32,068)	(32,068)

Balance at December 31, 2017	151,773	$22,650	173,453	$39,979	234,955	$69,757	147,370	$1,474	$11,065	$ (52,257)	$(39,718)

See accompanying notes to financial statements.

Aptinyx Inc.
Statements of cash flows
(in thousands)

	Year ended December 31, 2016	Year ended December 31, 2017

Cash flows from operating activities:
Net loss	$(15,478)	$(32,068)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	185	405
Gain from changes in the fair value of Preferred Stock Tranche Liability	(2,081)	—
Stock-based compensation expense	391	901
Changes in operating assets and liabilities
Prepaid expenses	(73)	(1,355)
Accounts receivable	(259)	(448)
Accounts payable	(1,002)	(124)
Accrued expenses and other liabilities	(1,398)	(46)

Net cash used in operating activities	(19,715)	(32,735)

Cash flows from investing activities:
Purchase of property and equipment	(371)	(1,577)

Net cash used in investing activities	(371)	(1,577)

Cash flows from financing activities:
Proceeds from issuance of Series A-1 convertible preferred stock, net of issuance costs	24,731	—
Proceeds from issuance of Series A-2 convertible preferred stock, net of issuance costs	—	39,979
Proceeds from issuance of Series B convertible preferred stock, net of issuance costs	—	69,989
Repurchase of unvested restricted shares	(25)	—

Net cash provided by financing activities	24,706	109,968

Net increase in cash, cash equivalents and restricted cash	4,620	75,656
Cash, cash equivalents and restricted cash, at beginning of period	12,333	16,953

Cash, cash equivalents and restricted cash, at end of period	$16,953	$92,609

Supplemental disclosure of non-cash activities
Unpaid financing costs included in accounts payable and accrued liabilities	$—	$232

See accompanying notes to financial statements.

Aptinyx Inc.
Notes to financial statements

1.     Organization

Description of business

Aptinyx Inc. (the "Company" or "Aptinyx") was incorporated in Delaware on June 24, 2015 and maintains its headquarters in Evanston, Illinois.

Aptinyx is a clinical-stage biopharmaceutical company focused on the discovery, development and commercialization of novel, proprietary, synthetic small molecules for the treatment of brain and nervous system disorders. Aptinyx has a platform for discovering proprietary compounds that work through a novel mechanism: modulation of the N-methyl-D-aspartate receptor ("NMDAr") which are vital to normal and effective brain and nervous system functions. This mechanism has applicability across a number of brain and nervous system disorders. The Company's first product candidate, NYX-2925, is currently in Phase 2 clinical development for the treatment of painful diabetic peripheral neuropathy and in an exploratory clinical study in subjects with fibromyalgia. Additionally, the Company is currently conducting a Phase 1 study of NYX-783, an NMDAr receptor for the treatment of post-traumatic stress disorder.

Liquidity and capital resources

The Company has incurred losses and negative cash flows from operations since inception and had an accumulated deficit of $52.3 million as of December 31, 2017. Since inception through December 31, 2017, the Company has funded operations primarily with $134.7 million net proceeds from the issuance of convertible preferred stock. The Company expects to incur substantial operating losses for the next several years and will need to obtain additional financing in order to complete clinical studies and launch and commercialize any product candidates for which it receives regulatory approval. There can be no assurance that such financing will be available or will be at terms acceptable to the Company.

As of December 31, 2017, the Company had cash and cash equivalents of $92.1 million, which it believes will be sufficient to fund its planned operations for a period of at least twelve months from the date of the issuance of these financial statements.

2.     Basis of presentation

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board ("FASB"), or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the impact of recently issued standards that are not yet effective will not have a material impact on the Company's financial statements upon adoption. Under the Jumpstart Our Business Startups Act of 2012, as amended ("the JOBS Act"), the Company meets the definition of an emerging growth company, and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies.

Recently adopted accounting pronouncements

In November 2016, the FASB issued Accounting Standards Update ("ASU") No. 2016-18, Restricted Cash ("ASU 2016-18"), which require entities to show the changes in the total of cash, cash equivalents, restricted cash and restricted cash equivalents in the statement of cash flows. As a result, entities will no longer present transfers between cash and cash equivalents and restricted cash and restricted cash equivalents in the statement of cash flows. For entities other than public entities, ASU 2016-18 is effective for fiscal years beginning after December 15, 2018. The Company's adoption of this standard in 2016 on a retrospective basis did not have a material effect on the Company's financial statements.

In March 2016, the FASB issued ASU No. 2016-09, Compensation—Stock Compensation ("ASU 2016-09"), which amends Accounting Standards Codification ("ASC") 718, Compensation—Stock Compensation. The new standard identifies areas for simplification involving several aspects of accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, an option to recognize gross stock compensation expense with actual forfeitures recognized as they occur, as well as certain classifications on the statements of cash flows. For entities other than public entities, ASU 2016-09 is effective for fiscal years beginning after December 15, 2017. Early adoption is permitted. The Company early adopted ASU 2016-09 in 2017 and the adoption did not have any impact on the Company's financial statements.

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40). The new guidance addresses management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern for at least one year after the date that the financial statements are issued and to provide disclosures if necessary. Disclosure is required if conditions give rise to substantial doubt and the type of disclosure will be determined based on whether management's plans will be able to alleviate the substantial doubt. The new standard is effective for all entities for annual periods ending after December 15, 2016. Early adoption is permitted. The adoption of this standard in 2016 did not have a material effect on the Company's financial statements.

Recently issued accounting pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases ("ASU 2016-02"), which requires a lessee to recognize assets and liabilities on the balance sheet for operating leases and changes many key definitions, including the definition of a lease. The new standard includes a short-term lease exception for leases with a term of 12 months or less, as part of which a lessee can make an accounting policy election not to recognize lease assets and lease liabilities. Lessees will continue to differentiate between finance leases (previously referred to as capital leases) and operating leases using classification criteria that are substantially similar to the previous guidance. The new standard will be effective for the Company beginning after December 15, 2019, and early adoption is permitted. The Company is currently evaluating the potential impact ASU 2016-02 may have on its financial statements.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers ("ASU 2014-09"), which supersedes nearly all existing revenue recognition guidance. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods or services. ASU 2014-09 defines a five step process to achieve this core principle and, in doing so, more judgment and estimates may be required within the revenue recognition process than are required under existing GAAP. The standard is effective for annual periods beginning after December 15, 2018, using either of the following transition methods: (i) a full retrospective approach reflecting the application of the standard in each prior reporting period with the option to elect certain practical expedients, or (ii) a retrospective approach with the cumulative effect of initially adopting ASU 2014-09 recognized at the date of adoption (which includes additional footnote disclosures). The Company is evaluating the impact of the pending adoption of ASU 2014-09 on the financial statements and has not yet determined the method by which the Company will adopt the standard when required.

3.     Summary of significant accounting policies

Use of estimates

The financial statements are prepared in conformity with GAAP. This process requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Unaudited pro forma information

Immediately prior to the completion of this offering, all outstanding shares of convertible preferred stock will automatically convert into common stock. Unaudited pro forma balance sheet information as of December 31, 2017 assumes the conversion of all outstanding convertible preferred stock into shares of common stock. The shares of common stock issuable and the proceeds expected to be received in the initial public offering are excluded from such pro forma financial information. Pro forma basic and diluted net loss per share has been computed to give effect to the conversion of all outstanding convertible preferred stock into shares of common stock. The unaudited pro forma net loss per share does not include the shares expected to be sold and related proceeds to be received from the initial public offering. The unaudited pro forma net loss per share for the year ended December 31, 2017 was computed using the weighted-average number of shares of common stock outstanding, including the pro forma effect of the conversion of all outstanding shares of convertible preferred stock into shares of common stock, as if such conversion had occurred at the beginning of the period, or their issuance dates if later.

Risk and uncertainties

The Company's future results of operations involve a number of risks and uncertainties. Factors that could affect the Company's future operating results and cause actual results to vary materially from expectations include, but are not limited to, uncertainty of: future clinical study results, the scope, rate of progress and expense of the Company's ongoing as well as any additional preclinical studies, clinical studies and other research and development activities, clinical study enrollment rate or design, the manufacturing of the Company's product candidates, significant and changing government regulation, and the timing and receipt of any regulatory approvals.

The Company's product candidates require approvals from the U.S. Food and Drug Administration and comparable foreign regulatory agencies prior to commercial sales in their respective jurisdictions. There can be no assurance that any product candidates will receive the necessary approvals. If the Company was denied approval, approval was delayed or the Company was unable to maintain approval for any product candidate, it could have a materially adverse impact on the Company.

The Company is dependent upon third-party manufacturers to supply product for research and development activities in its programs. In particular, the Company relies and expects to continue to rely on a small number of manufacturers to supply it with its requirements for the active pharmaceutical ingredients and final drug product related to these programs. These programs could be adversely affected by a significant interruption in the supply of active pharmaceutical ingredients and final drug product.

Revenue recognition

Revenue is recognized when all terms and conditions of the agreements have been met, including that persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable and collectability is reasonably assured.

The Company is reimbursed for certain costs incurred on specified research projects under the terms and conditions of a Research Collaboration Agreement and a Development Services Agreement that are reported within collaboration and grant revenue (as discussed in Note 4) in the statements of operations and comprehensive loss. The amounts of the reimbursements are recorded as revenues on a gross basis in accordance with ASC 605-45—Revenue Recognition—Principal Agent Consideration. The core principle is that the entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASC 605-45 specifies various indicators that support the reporting of revenue on a gross basis. As the Company is considered the primary obligor, is exposed to credit risk, and has discretion in changing and selecting the supplier, the Company recognizes these reimbursements on a gross basis. The related expenses are primarily recorded within research and development expenses in the statements of operations and comprehensive loss.

The Company is also reimbursed for certain costs associated with government grants that provide funding for certain types of expenditures in connection with research and development activities over a contractually-defined period. Revenue related to government grants is recognized in the period during which the related costs are incurred and the related services are rendered, provided that the applicable performance obligations under the government grants have been met. The revenue is reported on a gross basis within collaboration and grant revenue and the related expenses are recorded within both general and administrative expenses and research and development expenses in the statements of operations and comprehensive loss.

Accounts receivable

Accounts receivable that management has the intent and ability to collect are reported in the balance sheets at outstanding amounts, less an allowance for doubtful accounts. During the years ended December 31, 2016 and 2017, one research collaborator, Allergan plc ("Allergan") represented 99% and 80%, respectively, of the Company's revenues (see Note 4). The associated accounts receivable were approximately $0.5 million and $0.6 million at December 31, 2016 and 2017, respectively. The remaining accounts receivable relate to the Company's grants with the U.S. government. The Company writes off uncollectible receivables based on specific identification when the likelihood of collection is remote. No allowance was deemed necessary at December 31, 2016 and 2017.

Cash, cash equivalents and restricted cash

Cash and cash equivalents consist of cash and, if applicable, highly liquid investments with an original maturity of three months or less when purchased. The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the balance sheets that sum to the total of the same such amounts shown in the statements of cash flows (amounts in thousands).

December 31,	2016	2017

Cash and cash equivalents	$16,180	$92,136
Restricted cash	773	473

Total cash, cash equivalents, and restricted cash shown in the statements of cash flows	$16,953	$92,609

Amounts included in restricted cash represent those amounts required to be held as a security deposit in the form of letters of credit for the Company's leased office facility and cash collateral held by credit card.

Concentrations of credit risk

The Company, at times, maintains cash and cash equivalents in accounts with a financial institution in excess of the amount insured by the Federal Deposit Insurance Corporation. The Company monitors the financial stability of this institution regularly and management does not believe there is significant credit risk associated with deposits in excess of federally insured amounts.

Fair value of financial instruments

ASC 820, Fair Value Measurement ("ASC 820"), establishes a fair value hierarchy for instruments measured at fair value that distinguishes between assumptions based on market data (observable inputs) and the Company's own assumptions (unobservable inputs). Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the inputs that market participants would use in pricing the asset or liability, and are developed based on the best information available in the circumstances.

ASC 820 identifies fair value as the exchange price, or exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As a basis for considering market participant assumptions in fair value measurements, ASC 820 establishes a three-tier fair value hierarchy that distinguishes between the following:

•
Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities;

•
Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and

•
Level 3 inputs are unobservable inputs that reflect the Company's own assumptions about the assumptions market participants would use in pricing the asset or liability. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Refer to Note 5, "Fair Value Measurements", for further information about Level 3 inputs.

The carrying values reported in the Company's balance sheets for cash and cash equivalents, restricted cash, accounts receivable, accounts payable, and accrued expenses are reasonable estimates of their fair values due to the short-term nature of these items.

Property and equipment

Property and equipment are stated at cost. Maintenance and repairs are charged to expense as incurred. Additions, improvements and replacements are capitalized. Depreciation of property and equipment is provided for by the straight-line method over the estimated useful lives of the related assets. The estimated useful lives of property and equipment are as follows:

Description	Estimated useful life

Computer software and equipment	3 years
Office equipment and furniture	5 years
Laboratory equipment	5 years
Leasehold improvements	Lesser of the estimated useful life or term of the lease

Impairment of long-lived assets

Long-lived assets consist of property and equipment. Long-lived assets to be held and used are tested for recoverability whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. If the sum of the estimated future undiscounted cash flows expected to result from the use and eventual disposition of an asset is less than the carrying amount of the asset group, an impairment loss is recognized. Measurement of an impairment loss is based on the fair value of the asset group. The Company has not recorded any impairment losses on long-lived assets for the years ended December 31, 2016 and 2017.

Research and development

Research and development expenses are comprised of costs incurred in performing research and development activities, including salaries and benefits, facilities costs, overhead costs, depreciation, contract services and other related costs. Research and development costs are expensed to operations as the related obligation is incurred.

The Company has entered into various research and development contracts with research institutions, clinical research organizations, clinical manufacturing organizations and other companies. These agreements are generally cancelable, and related payments are recorded as research and development expenses as incurred. Payments for these activities are based on the terms of the individual agreements, which may differ from the pattern of costs incurred, and are reflected on the balance sheet as prepaid or accrued expenses. The Company records accruals for estimated ongoing research costs. When evaluating the adequacy of the accrued liabilities, the Company analyzes progress of the studies, including the phase or completion of events, invoices received and contracted costs. Significant judgments and estimates may be made in determining the accrued balances at the end of any reporting period. Actual results could differ from the Company's estimates. The Company's historical accrual estimates have not been materially different from the actual costs.

Convertible preferred stock

The Company has applied the guidance in ASC 480-10-S99-3A, SEC Staff Announcement: Classification and Measurement of Redeemable Securities and has therefore classified the Series A-1, Series A-2 and Series B convertible preferred stock (Note 11) as mezzanine equity. The convertible preferred stock is recorded outside of stockholders' deficit because, in the event of certain deemed liquidation events considered not solely within the Company's control, such as a merger, acquisition and sale of all or substantially all of the Company's assets, the convertible preferred stock will become redeemable at the option of the holders. In the event of a change of control of the Company, proceeds received from the sale of such shares will be distributed in accordance with the liquidation preferences set forth in the Company's Amended and Restated Certificate of Incorporation. The Company has determined not to adjust the carrying values of the convertible preferred stock to the liquidation preferences of such shares because of the uncertainty of whether or when such an event would occur.

Stock-based compensation

The Company has stock-based compensation plans that cover the Company's employees and are more fully described in Note 12. Stock-based compensation cost is estimated at the grant date based on the fair value of the award, and the cost is recognized as expense ratably over the vesting period.

Income taxes

The Company accounts for income taxes under the liability method in accordance with FASB ASC 740, Income Taxes. Under this method, deferred income tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is established if it is more likely than not that all, or some portion, of deferred income tax assets will not be realized. The Company has recorded a full valuation allowance to reduce its net deferred income tax assets to zero. In the event the Company were to determine that it would be able to realize some or all its deferred income tax assets in the future, an adjustment to the deferred income tax asset valuation allowance would increase income in the period such determination was made.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained upon an examination. Any recognized income tax positions would be measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement would be reflected in the period in which the change in judgment occurs. At December 31, 2016 and 2017, the Company had no liability for income tax associated with uncertain tax positions. The Company would recognize any corresponding interest and penalties associated with its income tax positions in income tax expense. There was no income tax interest or penalties incurred in 2016 or 2017.

Segment data

The Company manages its operations as a single segment for the purposes of assessing performance and making operating decisions. The Company's singular focus is on advancing therapies to treat disorders of the brain and nervous system. All tangible assets are held in the United States and all revenue is generated in the United States.

Comprehensive loss

Comprehensive loss is equal to net loss as presented in the accompanying statements of operations and comprehensive loss.

Net loss per share

Basic net loss per share is calculated by dividing the net loss by the weighted-average number of shares of common stock outstanding during the period, without consideration for common stock equivalents. Diluted net loss per share is the same as basic net loss per share, since the effects of potentially dilutive securities are antidilutive given the Company has reported net losses for each period presented.

4.    Research collaboration and development services agreements with Allergan

On July 24, 2015, the Company entered into a Research Collaboration Agreement ("RCA") with Naurex Inc., a subsidiary of Allergan, focused on the research and discovery of small molecules that modulate NMDArs. The collaboration is supervised by a Joint Steering Committee ("JSC") comprised of an equal number of representatives from both the Company and Allergan. Under the terms of the agreement, Naurex will pay the Company $1.0 million for each option exercised by Naurex. Under the terms of the agreement, the RCA will terminate upon the earlier of a predetermined anniversary of the RCA or on the date on which Allergan exercises three options to acquire molecules from a pool of eligible compounds. Currently, Allergan has not exercised any option on eligible research compounds.

The Company accounts for the agreement as a joint risk-sharing collaboration in accordance with ASC 808, Collaboration Arrangements. Costs between the Company and Allergan with respect to each party's share of development costs that have been incurred pursuant to the RCA are substantially recorded within research and development in the accompanying statements of operations and comprehensive loss. During the years ended December 31, 2016 and 2017, the Company recorded expenses of $8.0 million and $7.9 million, respectively, for certain development activities in accordance with the terms of the RCA of which 50% was reimbursed by Allergan. The Company received reimbursements of $4.0 million and $3.95 million for the years ended December 31, 2016 and 2017, respectively. Such reimbursements were reported within collaboration and grant revenue in the statements of operations and comprehensive loss.

On July 24, 2015, the Company entered into a Development Services Agreement ("DSA") with Allergan to continue certain development activities for a pre-determined period of time, as agreed to by both parties. The Company incurred $5.7 million of expenses, principally recorded within research and development expenses, for the year ended December 31, 2016 under the DSA, all of which have been reimbursed by Allergan and reported within collaboration and grant revenue in the statements of operations and comprehensive loss. The term of the DSA concluded during the year ended December 31, 2016.

5.     Fair value measurements

Assets measured at fair value as of December 31, 2016 are as follows (in thousands):

	December 31, 2016	Quoted prices in active markets for identical assets (level 1)	Significant other observable inputs (level 2)	Significant unobservable inputs (level 3)

Assets
Money market funds, included in cash and cash equivalents	$15,923	$15,923	$—	$—
Money market funds, included in restricted cash	315	315	—	—

	$16,238	$16,238	$—	$—

Assets measured at fair value as of December 31, 2017 are as follows (in thousands):

	December 31, 2017	Quoted prices in active markets for identical assets (level 1)	Significant other observable inputs (level 2)	Significant unobservable inputs (level 3)

Assets
Money market funds, included in cash and cash equivalents	$89,553	$89,553	$—	$—
Money market funds, included in restricted cash	317	317	—	—

	$89,870	$89,870	$—	$—

For the year ended December 31, 2016, the Company estimated the fair value of the Series A-2 preferred stock tranche liability at the time of the issuance of the Series A Preferred Stock Agreement (see Note 11) and subsequently remeasured the tranche liability at the end of the year. The Company utilized the Monte Carlo method for option pricing. The simulation considered the timing of achieving the clinical milestone, the post-money valuation as of May 2016, the risk-free rate commensurate with the estimated time until the Series A-2 transaction, and the volatility estimates. The estimates are based, in part, on subjective assumptions.

The following table provides a reconciliation of liabilities measured at fair value using Level 3 significant unobservable inputs (in thousands):

Preferred stock tranche liability

Balance at December 31, 2015	$—

Time of issuance of Series A Preferred Stock Agreement (May 2016)	2,081
Changes in fair value	(2,081)

Balance at December 31, 2016	$—

6.     Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of the following (in thousands):

December 31,	2016	2017

Prepaid clinical	$234	$1,718
Other current assets	371	242

Total prepaid expenses and other current assets	$605	$1,960

7.     Property and equipment

Property and equipment are as follows (in thousands):

December 31,	2016	2017

Computer software and equipment	$15	$15
Office equipment and furniture	25	92
Laboratory equipment	758	1,529
Leasehold improvements	32	748
Construction in progress	—	22

Less accumulated depreciation	(230)	(590)

Property and equipment, net	$600	$1,816

Depreciation expense was $185,000 and $360,000 for the years ended December 31, 2016 and 2017, respectively.

8.     Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consist of the following (in thousands):

December 31,	2016	2017

Employee-related expenses	$1,375	$1,435
Development costs and sponsored research	1,212	737
Clinical trials	249	69
Deferred rent	—	309
Other	115	285

Total accrued expenses and other current liabilities	$2,951	$2,835

9.     Operating leases

The Company enters into various non-cancelable, operating lease agreements for its facilities and equipment in order to conduct its operations. The Company expenses rent on a straight-line basis over the life of the lease and has recorded deferred rent on the Company's balance sheets within accrued expenses and other current liabilities.

On October 13, 2016, the Company entered into a lease agreement for office space totaling approximately 16,500 square feet. The term of this lease commenced on April 1, 2017 and continues through August 31, 2022. The Company has an option to renew the lease for one renewal term of 5 years. The lease provided the Company with a tenant improvement allowance of $404,000. The Company recorded the tenant improvement allowance incurred as a deferred lease incentive and is amortizing the deferred lease incentive through a reduction of rent expense ratably over the lease term. The Company provided the landlord with a security deposit in the form of a letter of credit in the amount of $350,000 which is recorded as restricted cash in the Company's balance sheets as of December 31, 2016 and 2017.

Total rent expense, inclusive of lease incentives, under the operating lease agreements amounted to $596,000 and $636,000 for the years ended December 31, 2016 and 2017, respectively.

Aggregate future minimum annual rental commitments under these non-cancelable lease agreements are as follows at December 31, 2017 (in thousands):

Year ending December 31,

2018	$619
2019	627
2020	635
2021	643
2022	434
Thereafter	—

$2,958

10.   Sponsored research agreements

From time to time the Company enters into research agreements with third parties. As of December 31, 2017, the Company had the following significant agreement, as described below.

Northwestern University

On August 2, 2016, the Company entered into a five-year Sponsored Research Agreement with Northwestern University (the "University" and the "Northwestern SRA") effective January 1, 2016, for which the approved budgetary spend is subject to annual approval by the Company. Pursuant to the Northwestern SRA, the University has agreed to undertake certain preclinical research projects as defined by the Company and provide laboratory facilities and equipment as necessary to complete the projects. The original term may be terminated early or extended by either party by giving sixty (60) days of written notice to the other. Upon early termination, the Company shall pay all costs incurred by the University as of the date of termination including non-cancelable obligations and any obligations to University personnel appointed to the projects prior to the effective date of termination. Total research and development expense associated with the Northwestern SRA was $723,000 and $1,051,000 for the years ended December 31, 2016 and 2017, respectively.

11.   Convertible preferred stock, tranche liability and stockholders' deficit

At December 31, 2016, convertible preferred stock consisted of the following (in thousands, except per share amounts):

	Shares authorized	Shares issued and outstanding	Issuance price per share	Carrying value	Liquidation preference

Series A-1	151,773	151,773	$0.16472	$22,650	$25,000
Series A-2	173,453	—	0.23061	—	—

	325,226	151,773		$22,650	$25,000

At December 31, 2017, convertible preferred stock consisted of the following (in thousands, except per share amounts):

	Shares authorized	Shares issued and outstanding	Issuance price per share	Carrying value	Liquidation preference

Series A-1	151,773	151,773	$0.16472	$22,650	$25,000
Series A-2	173,453	173,453	0.23061	39,979	40,000
Series B	234,955	234,955	0.29793	69,757	70,000

	560,181	560,181		$132,386	$135,000

Series A preferred stock

On May 4, 2016, the Company entered into a purchase agreement (the "Series A Purchase Agreement") for a private placement of up to 151,772,701 shares of Series A-1 Convertible Preferred Stock (the "Series A-1 Preferred Stock") and 173,453,018 shares of Series A-2 Convertible Preferred Stock (the "Series A-2 Preferred Stock" and together with the Series A-1 Preferred Stock, the "Series A Preferred Stock") under the Series A Purchase Agreement. Of the 325,225,719 authorized shares of Series A Preferred Stock, 151,772,701 shares were designated Series A-1 Preferred Stock at $0.16472 per share and 173,453,018 shares were designated Series A-2 Preferred Stock at $0.23061 per share. The Series A Purchase Agreement obligated the investors to purchase, at the election of the Company's board of directors (the "Board of Directors"), the Series A-2 Preferred Stock at $0.23061 per share upon achieving certain clinical milestones. The determination as to whether the milestone event was met was subject to the certification by (i) the Board of Directors and (ii) the holders of at least a majority of the then-outstanding Series A Preferred Stock. The Series A Purchase Agreement also obligated the Company to sell to each investor that elects to purchase such investor's portion of Series A-2 Preferred Stock at any time such number of shares of Series A-2 Preferred Stock pro rata in accordance with the number of Series A-1 Preferred Stock purchased at the initial closing (the "Tranche Rights"). In January 2017, the Company achieved its clinical milestone obligating the Company to sell its Series A-2 Preferred Stock at $0.23061 per share. The milestone closing occurred on February 2, 2017.

As of December 31, 2017, 151,772,701 shares of the Series A-1 Preferred Stock and 173,453,018 shares of the Series A-2 Preferred Stock were issued and outstanding. These shares were issued in exchange for cash proceeds of $64.7 million, net of issuance costs.

Series B preferred stock

On December 15, 2017, the Company entered into a purchase agreement (the "Series B Purchase Agreement") for a private placement of 234,954,520 shares of Series B Convertible Preferred Stock (the "Series B Preferred Stock"). All 234,954,520 authorized shares of Series B Preferred Stock were designated at $0.29793 per share.

As of December 31, 2017, 234,954,520 shares of the Series B Preferred Stock were issued and outstanding. These shares were issued in exchange for cash proceeds of $69.8 million, net of issuance costs.

Dividends

The holders of the Series A and Series B Preferred Stock are not entitled to receive dividends unless declared by the Board of Directors of the Company in accordance with the Company's certificate of incorporation, as amended from time to time. No dividends have been declared since inception.

Liquidation preference

Upon a liquidation of the Company, the assets of the Company or proceeds available for distribution to the Company's stockholders shall be paid as follows: (a) first, for each share of Series B Preferred Stock the greater of (i) one times the original purchase price plus declared and unpaid dividends on such share, or (ii) such amount as would have been payable had all shares of Series B Preferred Stock been converted to common stock immediately prior to such liquidation; and (b) then, for each share of Series A Preferred Stock the greater of (i) one times the original purchase price plus declared and unpaid dividends on such share, or (ii) such amount as would have been payable had all shares of (A) Series A-1 Preferred Stock been converted to common stock, in the case of Series A-1 Preferred Stock and (B) Series A-2 Preferred Stock been converted to common stock, in the case of Series A-2 Preferred Stock immediately prior to such liquidation. The balance of any proceeds shall be distributed pro rata to holders of common stock. If upon liquidation, the assets of the Company or proceeds available for distribution to its stockholders are insufficient to pay the holders of the Series B Preferred Stock as to their respective liquidation preferences the full amount entitled, the holders of the Series B Preferred Stock shall share ratably any distribution of the assets or proceeds available for distribution. If upon liquidation, the assets of the Company or proceeds available for distribution to its stockholders, after payment in full of the liquidation preferences to holders of the Series B Preferred Stock, are insufficient to pay the holders of the Series A Preferred Stock as to their respective liquidation preferences the full amount entitled, the holders of the Series A Preferred Stock shall share ratably any distribution of the remaining assets or proceeds available for distribution.

Conversion

Shares of preferred stock are convertible into such number of fully paid and non-assessable shares of common stock as determined by dividing the original issuance price by the conversion price at the time in effect, subject to adjustment. The original conversion price is $0.16472 for Series A-1 Preferred Stock, $0.23061 for Series A-2 Preferred Stock, and $0.29793 for Series B Preferred Stock, in each case, subject to adjustments to reflect the issuance of common stock, options, warrants, or other rights to subscribe for or to purchase common stock for a consideration per share, less than the conversion price then in effect and subsequent stock dividends, stock splits, combinations, or recapitalizations.

Conversion is at the option of the respective holders of Series A and Series B Preferred Stock, although conversion is automatic upon the earlier of (a) the consummation of an underwritten public offering resulting in gross proceeds to the Company of at least $70 million and a share price of at least $0.446895 per share, or (b) the date and time, or the occurrence of an event, specified by the vote or written consent of the holders of at least majority of the then outstanding shares of Series A and Series B Preferred Stock, respectively; provided, that the outstanding shares of Series B Preferred Stock will not convert into shares of common stock pursuant to clause (b) without the approval of at least a majority of the then-outstanding Series B Preferred Stock, including one or more holders of Series B Preferred Stock that (i) individually, or together with such holders' affiliates, do not hold any Series A Preferred Stock and (ii) individually or collectively are the record holders of at least 30,208,439 shares of Series B Preferred Stock, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series B Preferred Stock.

Voting rights

Holders of the Series A and Series B Preferred Stock are entitled to vote as a single class with the holders of common stock and shall have one vote for each equivalent common share into which the preferred stock is convertible. The holders of Series B Preferred Stock are entitled to elect one director to the Board of Directors; the holders of Series A Preferred Stock are entitled to elect four directors to the Board of Directors; and the holders of Preferred Stock and the holders of common stock on an as-converted to common stock basis, are entitled to elect the remaining directors.

Tranche rights with Series A preferred stock

The Company concluded that the Tranche Rights met the definition of a freestanding financial instrument, as the Tranche Rights were legally detachable and separately exercisable from the Series A-1 Preferred Stock. Since the Series A Preferred Stock was contingently redeemable upon the occurrence of a deemed liquidation event, the Tranche Rights are classified as an asset or liability under ASC 480, Distinguishing Liabilities from Equity and are initially recorded at fair value. The Tranche Rights were measured at fair value at each reporting period. Since the Tranche Rights were subject to fair value accounting, the Company allocated the proceeds to the Tranche Rights based on the fair value at the date of issuance with the remaining proceeds being allocated to the Series A-1 Preferred Stock.

The estimated fair value of the Tranche Rights was determined using a Monte Carlo simulation. The simulation considered the timing of achieving the successful clinical milestone, the post-money valuation as of May 2016, the risk-free rate commensurate with the estimated time until the Series A-2 transaction, and the volatility estimates.

Based on the analysis, the Company recorded a preferred stock tranche liability of $2.1 million at the issue date to account for the obligation to issue shares of the Series A-2 Preferred Stock at a predetermined fixed price at the future settlement date. At December 31, 2016, the Company remeasured the fair value of the Tranche Rights and recognized a non-cash gain of $2.1 million which was included in other income in the statements of operations and comprehensive loss. The milestone event obligating the Company to issue the Series A-2 Preferred Stock as of December 31, 2016 had been substantially achieved, and there was only a short amount of remaining time until the anticipated Series A-2 transaction. The Company concluded that the estimated fair value of the Series A-2 Preferred Stock was commensurate with the predetermined fixed price. As such, the preferred stock tranche liability had no value as of December 31, 2016. The milestone event occurred in January 2017, and the Company's Board of Directors and the holders of at least a majority of the then-outstanding Series A Preferred Stock certified that the milestone event had been achieved. The Series A-2 Preferred Stock was issued on February 2, 2017.

Common stock

As of December 31, 2016 and 2017, the Company had reserved common stock, on an as if converted basis, for issuance as follows (in thousands):

December 31,	2016	2017

Series A-1 convertible preferred stock	151,773	151,773
Series A-2 convertible preferred stock	—	173,453
Series B convertible preferred stock	—	234,955
Stock options issued and outstanding	7,592	41,313
Unvested restricted stock	21,522	13,451
Stock options available for future grant	13,714	66,746

Total	194,601	681,691

12.   Stock incentive plan

In October 2015, the Company established a stock option plan ("2015 Plan") to provide for the issuance of shares of common stock pursuant to stock options, stock appreciation rights, stock purchase rights, restricted stock agreements and long-term performance awards granted to key employees, directors and consultants of the Company. The Company increased the number of shares reserved for issuance in the 2015 Plan in connection with each private placement of convertible preferred stock in May 2016, February 2017 and December 2017.

The number of shares available for grant under the Company's stock option plan were as follows (in thousands):

Shares

Available for grant as of December 31, 2015	4,444

Plan amendment	10,408
Grants	(2,640)
Forfeitures and cancellations	1,502

Available for grant as of December 31, 2016	13,714

Plan amendment	86,753
Grants	(33,829)
Forfeitures and cancellations	108

Available for grant as of December 31, 2017	66,746

Stock-based compensation expense

Non-cash stock-based compensation expense recognized in the accompanying statements of operations and comprehensive loss relating to both stock options and restricted stock awards for the years ended December 31, 2016 and 2017 was as follows (in thousands):

Year ended December 31,	2016	2017

Research and development	$171	$325
General and administrative	220	576

Total stock-based compensation expense	$391	$901

Restricted stock awards

A summary of the status and changes of unvested restricted stock is presented below (in thousands, except per share amounts).

	Shares	Weighted- average grant date fair value per share

Outstanding as of December 31, 2015	30,222	$0.04

Granted	—	—
Vested	(8,113)	$0.04
Repurchased	(587)	$0.04
Forfeited and canceled	—	—

Outstanding as of December 31, 2016	21,522	$0.04

Granted	—	—
Vested	(8,071)	$0.04
Repurchased	—	—
Forfeited and canceled	—	—

Outstanding as of December 31, 2017	13,451	$0.04

In 2015, the Company granted 41.7 million restricted stock awards with a weighted-average grant date fair value per share of $0.04. The restricted stock awards generally vest over four years, or a change in the control of the Company, subject to continued employment with the Company. In the event of a change in control, the unvested restricted stock awards will be accelerated and fully vested immediately prior to the change in control. There are no performance-based features or market conditions in the Company's outstanding restricted stock awards. The fair value of restricted stock awards is determined based on the number of restricted stock awards granted and the fair value of the Company's stock on the date of grant.

Non-cash restricted stock award expense recognized in the accompanying statements of operations and comprehensive loss was $358,000 and $338,000 for the years ended December 31, 2016 and 2017, respectively. The total fair value of shares that vested in 2017 was $339,000. At December 31, 2017, there was $561,000 of unrecognized compensation cost related to unvested restricted stock awards that will be recognized as expense over a weighted-average period of 1.66 years.

Stock options

During the years ended December 31, 2016 and 2017, the Company granted 2.6 million and 33.8 million stock options, respectively. The options have a ten-year life and generally vest over a period of four years, subject to continuous employment. Once the options are exercised, the shares are subject to transfer restrictions under the terms of the Company's Stockholders' Agreement.

The weighted-average grant date fair value per share of each option granted under the 2015 Plan for the years ended December 31, 2016 and 2017 was $0.04 and $0.06, respectively. As of December 31, 2017, there was $1.79 million of total unrecognized stock-based compensation expense related to non-vested stock options which is expected to be recognized over a weighted-average period of 2.98 years.

The fair value of each option award is estimated on the date of grant using a Black-Scholes option pricing valuation model that uses various assumptions regarding the: (1) expected volatility, (2) expected life of the option, (3) expected dividend yield, and (4) risk-free interest rate.

Because the Company's common stock is privately held and is not traded in an active market, it is not practicable to determine the volatility of the Company's stock. Accordingly, the Company uses the historical volatility of the share values of publicly traded companies within the biotech industry as a surrogate for the expected volatility of the Company's common stock. A zero dividend yield is also assumed in the stock option fair value computations. The expected life of the options represents the period of time that the options granted are expected to be outstanding. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant.

The specific assumptions used to determine the fair value of the stock options granted during the years ended December 31, 2016 and 2017 were as follows:

Year ended December 31,	2016	2017

Expected volatility	75%	75%
Expected dividends	None	None
Expected option life	5.79 - 6.08 Years	6.08 Years
Risk-free rate	1.36 - 2.03%	2.02 - 2.40%

The table below summarizes activity related to stock options (in thousands, except per share amounts):

Options	Shares	Weighted- average exercise price	Weighted- average remaining contractual term	Aggregate intrinsic value

Outstanding, December 31, 2015	5,867	$0.04	9.84
Granted	2,640	0.06
Forfeited and canceled	(915)	0.04

Outstanding, December 31, 2016	7,592	$0.05	9.19	$89

Granted	33,829	$0.09
Forfeited and canceled	(108)	0.07
Outstanding, December 31, 2017	41,313	0.09	8.93
Vested and expected to vest at December 31, 2017	41,313	$0.09	8.93	$4,146

Exercisable at December 31, 2017	4,059	$0.05	8.04	$564

13.   Net loss and unaudited pro forma net loss per share

Basic and diluted net loss per share attributable to common stockholders was calculated as follows for the years ended December 31, 2016 and 2017 (in thousands, except per share data):

December 31,	2016	2017

Numerator:
Net loss attributable to common stockholders	$(15,478)	$(32,068)

Denominator:
Weighted-average common shares outstanding—basic and diluted	135,252	143,336
Net loss per share attributable to common stockholders—basic and diluted	$(0.11)	$(0.22)

The following common stock equivalents outstanding as of December 31, 2016 and 2017, were excluded from the computation of diluted net loss per share attributable to common stockholders for the periods presented because including them would have been anti-dilutive (in thousands):

December 31,	2016	2017

Series A-1 convertible preferred stock	151,773	151,773
Series A-2 convertible preferred stock	—	173,453
Series B convertible preferred stock	—	234,955
Stock options issued and outstanding	7,592	41,313
Unvested restricted stock	21,522	13,451

	180,887	614,945

Unaudited pro forma net loss per share

The following table sets forth the computation of basic and diluted pro forma net loss per share attributable to common stockholders, giving effect to the conversion of all outstanding shares of preferred stock into common stock upon an assumed initial public offering (in thousands, except per share data):

Year ended December 31, 2017

(unaudited)
Numerator:
Net loss	$(32,068)

Denominator:
Shares used in computing net loss per share, basic and diluted	143,336
Pro forma adjustments to reflect assumed conversion of preferred stock	320,961

Shares used to compute pro forma net loss per share, basic and diluted	464,297

Pro forma net loss per share, basic and diluted	$(0.07)

14.   Employee benefit plan

Effective December 31, 2015, the Company established a defined contribution 401(k) plan (the "401(k) Plan") for the benefit of its employees. All of the employees of the Company are eligible to participate in the 401(k) Plan which permits employees to make voluntary contributions up to the dollar limit allowed under the Internal Revenue Code. The 401(k) Plan also provides for matching contributions as defined by the Company of up to a combined total of 4% of an employee's eligible annual compensation. The Company has recorded matching contributions of $153,000 and $213,000 for the years ended December 31, 2016 and 2017, respectively.

15.   Income taxes

Provision for income taxes

There is no provision for income taxes because the Company has historically incurred operating losses and maintains a full valuation allowance against its net deferred tax assets. The reported amount of income tax expense for the years differs from the amount that would result from applying domestic federal statutory tax rates and pretax losses primarily because of changes in valuation allowance.

Tax Cuts and Jobs Act

The Tax Cuts and Jobs Act ("the Act") enacted on December 22, 2017 resulted in provisional net tax expense of $6.1 million from remeasuring federal net deferred tax assets from 34 percent to 21 percent, which is fully offset by a valuation allowance. While the final impact from the Act has not been completed, reasonable estimates can be made and therefore, this provisional estimate is reflected in the Company's financial statements. Pursuant to SEC Staff Accounting Bulletin No. 118, the final determination of the Act and the remeasurement of the Company's deferred tax assets and liabilities will be completed as additional information becomes available, but no later than one year from the enactment of the Act.

Deferred tax assets and valuation allowance

Deferred tax assets reflect the tax effects of net operating losses ("NOLs"), tax credit carryovers, and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The most significant item of deferred tax assets is derived from the Company's federal NOLs. At December 31, 2016 and 2017, the Company had a U.S. NOL carryforward of $20.1 million and $48.8 million, respectively. As of December 31, 2016 and 2017, the Company had state NOL carryforwards of $1.5 million and $4.6 million, respectively. The federal NOL carryforwards have a 20 year carryforward period and will begin to expire starting in 2035. The state NOL carryforwards have a 12 year carryforward period and will begin to expire starting in 2027.

A reconciliation of U.S statutory rate to the Company's effective tax rate is as follows:

Year ended December 31,	2016	2017

Federal rate	34.0%	34.0%
State rate	5.8	5.7
Effects of the Tax Cuts and Jobs Act	—	(18.9)
Valuation allowance	(26.1)	(18.8)
Provision to return	(13.3)	(2.6)
Other	(0.4)	0.6

	0.0%	0.0%

The significant components of the Company's net deferred tax assets are as follows (in thousands):

December 31,	2016	2017

Deferred tax assets
Net operating loss	$7,849	$13,920
Accrued clinical trials	197	82
Accrued compensation	538	409
Accrued expenses and other, net	431	456

Total deferred tax assets	9,015	14,867

Less valuation allowance	(8,650)	(14,688)

Net deferred tax assets	365	179

Deferred tax liabilities
Stock-based compensation and other, net	(365)	(179)

Net deferred taxes	$—	$—

Pursuant to Section 382 of the Internal Revenue Code, certain substantial changes in the Company's ownership may result in a limitation on the amount of NOL carryforwards and tax carryforwards that may be used in future years. Utilization of the NOL and tax credit carryforwards may be subject to a substantial annual limitation under Section 382 of the Internal Revenue Code of 1986 due to ownership change limitations that have occurred previously or that could occur in the future. These ownership changes may limit the amount of NOL and tax credit carryforwards that can be utilized annually to offset future taxable income and tax, respectively. The Company has not completed a study to assess whether an ownership change has occurred, or whether there have been multiple ownership changes since its formation. There could also be additional ownership changes in the future which may result in additional limitations on the utilization of NOL carryforwards and credits.

The Company files federal and state income tax returns and, in the normal course of business, the Company is subject to examination by these taxing authorities. As of December 31, 2017, the Company's tax years through December 31, 2015 are subject to examination by the U.S. federal and state taxing authorities.

16.   Commitments and contingencies

From time to time, the Company is subject to occasional lawsuits, investigations and claims arising out of the normal conduct of business. The Company has no significant pending or threatened litigation as of December 31, 2017.

In the normal course of business, the Company enters into contracts that contain a variety of indemnifications with its employees, licensors, suppliers and service providers. Further, the Company indemnifies its directors and officers who are, or were, serving at the Company's request in such capacities. The Company's maximum exposure under these arrangements is unknown at December 31, 2017. The Company does not anticipate recognizing any significant losses relating to these arrangements.

17.   Related party transactions

The Company received consulting services from PharmaKey, LLC ("PharmaKey") during the years ended December 31, 2016 and 2017, where the Company's Vice President of Drug Development Operations is a founder and former president. The transactions engaged between the Company and PharmaKey have been reviewed and approved by the Company's Board of Directors and transacted on an arm's length basis. As of December 31, 2016 and 2017, the Company had a balance of $7,000 and $0 recorded within accounts payable. The Company incurred consulting services totaling $156,000 and $82,000 for the years ended December 31, 2016 and 2017, respectively, which are included within research and development expenses in the statements of operations and comprehensive loss.

18.   Subsequent events

Since December 31, 2017, the Company has granted options for the purchase of 49.1 million shares of common stock at a weighted-average exercise price of $0.19 per share.

The Company has evaluated subsequent events through March 30, 2018, the date that these financial statements were issued. Except for the matter disclosed above, no additional subsequent events had occurred that would require recognition or disclosure in these financial statements.

Shares

Aptinyx Inc.

Common Stock

J.P. Morgan	Cowen	Leerink Partners	BMO Capital Markets

Through and including                             , 2018 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II
Information Not Required In Prospectus

Item 13.    Other expenses of issuance and distribution.

The following table sets forth the fees and expenses, other than the underwriting discount, payable in connection with the registration of the common stock hereunder. All amounts are estimates except the SEC registration fee, the FINRA filing fee, and The Nasdaq Global Market listing fee.

Amount to be Paid

SEC registration fee	$	*
FINRA filing fee		*
Nasdaq Global Market listing fee		*
Printing and mailing		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous		*

Total	$	*

*      To be completed by amendment.

Item 14.    Indemnification of directors and officers.

Section 145 of the Delaware General Corporation Law, or the DGCL, authorizes a corporation to indemnify its directors and officers against liabilities arising out of actions, suits and proceedings to which they are made or threatened to be made a party by reason of the fact that they have served or are currently serving as a director or officer to a corporation. The indemnity may cover expenses (including attorneys' fees) judgments, fines and amounts paid in settlement actually and reasonably incurred by the director or officer in connection with any such action, suit or proceeding if the director or officer acted in good faith and in a manner the director or officer reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the director or officer's conduct was unlawful. Section 145 permits corporations to pay expenses (including attorneys' fees) incurred by directors and officers in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such director or officer is not entitled to be indemnified by the corporation as authorized in Section 145. In addition, Section 145 provides that a corporation has the power to purchase and maintain insurance on behalf of its directors and officers against any liability asserted against them and incurred by them in their capacity as a director or officer, or arising out of their status as such, whether or not the corporation would have the power to indemnify the director or officer against such liability under Section 145.

We have adopted provisions, in our amended and restated certificate of incorporation to be in effect upon the closing of this offering and amended and restated bylaws to be in effect upon the effectiveness of the registration statement of which this prospectus is a part, that limit or eliminate the personal liability of our directors to the fullest extent permitted by the DGCL, as it now exists or may in the future be amended.

Consequently, a director will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

•
any breach of the director's duty of loyalty to us or our stockholders;

•
any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•
any unlawful payments related to dividends or unlawful stock purchases, redemptions or other distributions; or

•
any transaction from which the director derived an improper personal benefit.

These limitations of liability do not alter director liability under the federal securities laws and do not affect the availability of equitable remedies such as an injunction or rescission.

In addition, our bylaws provide that:

•
we will indemnify our directors, officers and, in the discretion of our board of directors, certain employees to the fullest extent permitted by the DGCL, as it now exists or may in the future be amended; and

•
we will advance reasonable expenses, including attorneys' fees, to our directors and, in the discretion of our board of directors, to our officers and certain employees, in connection with legal proceedings relating to their service for or on behalf of us, subject to limited exceptions.

We have entered into indemnification agreements with each of our directors and intend to enter into such agreements with certain of our executive officers. These agreements provide that we will indemnify each of our directors, certain of our executive officers and, at times, their affiliates to the fullest extent permitted by Delaware law. We will advance expenses, including attorneys' fees (but excluding judgments, fines and settlement amounts), to each indemnified director, executive officer or affiliate in connection with any proceeding in which indemnification is available and we will indemnify our directors and officers for any action or proceeding arising out of that person's services as a director or officer brought on behalf of us or in furtherance of our rights. Additionally, certain of our directors or officers may have certain rights to indemnification, advancement of expenses or insurance provided by their affiliates or other third parties, which indemnification relates to and might apply to the same proceedings arising out of such director's or officer's services as a director referenced herein. Nonetheless, we have agreed in the indemnification agreements that our obligations to those same directors or officers are primary and any obligation of such affiliates or other third parties to advance expenses or to provide indemnification for the expenses or liabilities incurred by those directors are secondary.

We also maintain general liability insurance which covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers, including liabilities under the Securities Act.

The underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification of us and our directors and officers by the underwriters against certain liabilities under the Securities Act and the Exchange Act.

Item 15.    Recent sales of unregistered securities.

In the three years preceding the filing of this registration statement, we have issued the following securities that were not registered under the Securities Act:

(a)
Issuances of capital stock

In May 2016, we issued and sold to investors an aggregate of 151,772,701 shares of Series A-1 convertible preferred stock at a purchase price of $0.16472 per share, for an aggregate purchase price of approximately $25 million.

In February 2017, we issued and sold to investors an aggregate of 173,453,018 shares of Series A-2 convertible preferred stock at a purchase price of $0.23061 per share, for an aggregate purchase price of approximately $40 million.

In December 2017, we issued and sold to investors an aggregate of 234,954,520 shares of Series B convertible preferred stock at a purchase price of $0.29793 per share, for an aggregate purchase price of approximately $70 million.

We deemed the offer, sale and issuance of the securities described in this Section (a) to be exempt from registration under the Securities Act, in reliance on Section 4(a)(2) of the Securities Act, including Regulation D and Rule 506 promulgated thereunder, regarding transactions by an issuer not involving a public offering. All purchasers of securities in transactions exempt from registration pursuant to Regulation D represented to us that they were accredited investors and were acquiring the shares for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof and that they could bear the risks of the investment and could hold the securities for an indefinite period of time. The purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration statement or an available exemption from such registration.

(b)
Grants and exercises of stock options

In the three years preceding the filing of this registration statement, we have granted stock options to purchase an aggregate of 90,398,545 shares of our common stock, with exercise prices ranging from $0.04 to $0.19 per share, to employees, directors, and consultants pursuant to our 2015 Plan.

In the three years preceding the filing of this registration statement, we have not issued any shares of common stock to employees, directors, and consultants.

In the three years preceding the filing of this registration statement, we have issued an aggregate of 41,728,202 shares of restricted common stock to employees, directors and consultants for consideration in the aggregate amount of $0. We have repurchased 586,713 shares of such shares for an aggregate of $24,643.

We deemed the grants and exercises of stock options described in this Section (b) as exempt pursuant to Section 4(a)(2) of the Securities Act or in reliance on Rule 701 of the Securities Act as offers and sales of securities under compensatory benefit plans and contracts relating to compensation in compliance with Rule 701. Each of the recipients of securities in any transaction exempt from registration either received or had adequate access, through employment, business or other relationships, to information about us.

All certificates representing the securities issued in the transactions described in this Item 15 included appropriate legends setting forth that the securities had not been offered or sold pursuant to a registration statement and describing the applicable restrictions on transfer of the securities. There were no underwriters employed in connection with any of the transactions set forth in this Item 15.

Item 16.    Exhibits and financial statement schedules.

(a)    Exhibits

Exhibit No.		Exhibit Index
1.1	*	Form of Underwriting Agreement
3.1		Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect
3.2	*	Form of Amended and Restated Certificate of Incorporation of the Registrant (to be effective upon the closing of this offering)
3.3		Bylaws of the Registrant, as currently in effect
3.4	*	Form of Amended and Restated Bylaws (to be effective upon the effectiveness of the registration statement of which this prospectus is a part)
4.1		Amended and Restated Investors' Rights Agreement among the Registrant and certain of its stockholders, dated December 11, 2017
5.1	*	Opinion of Goodwin Procter LLP
10.1	#	2015 Stock Option and Grant Plan and forms of award agreements thereunder
10.2	#*	2018 Stock Option and Incentive Plan and forms of award agreements thereunder
10.3	#*	2018 Employee Stock Purchase Plan
10.4	#*	2018 Senior Executive Cash Bonus Plan
10.5	#*	Form of Indemnification Agreement
10.6	†	Research Collaboration Agreement by and between Naurex Inc. (a wholly-owned subsidiary of Allergan plc) and the Registrant, dated as of July 24, 2015
10.7	#*	Form of Employment Agreement
10.8		Office Lease Agreement by and between FSP 909 Davis Street LLC and Registrant, dated as of October 13, 2016
21.1		Subsidiaries of the Registrant
23.1	*	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm
23.2	*	Consent of Goodwin Procter LLP (included in Exhibit 5.1)
24.1	*	Power of Attorney (included on the signature page hereto)

*      To be included by amendment.

†      Application has been made to the Securities and Exchange Commission for confidential treatment of certain provisions. Omitted material for which confidential treatment has been requested has been filed separately with the Securities and Exchange Commission.

#      Indicates a management contract or any compensatory plan, contract or arrangement.

(b)    Financial statements schedules:

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17.    Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The Registrant hereby undertakes that:

(a)
The Registrant will provide to the underwriters at the closing as specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)
For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933, as amended, shall be deemed to be part of this registration statement as of the time it was declared effective.

(c)
For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Evanston, in the state of Illinois, on the         day of                           , 2018.

APTINYX INC.
By:	Norbert G. Riedel, Ph.D. President and chief executive officer

Power of attorney and signatures

Each individual whose signature appears below hereby constitutes and appoints each of Norbert G. Riedel, Ph.D. and Ashish Khanna as such person's true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for such person in such person's name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement (or any Registration Statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933), and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that any said attorney-in-fact and agent, or any substitute or substitutes of any of them, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement and Power of Attorney has been signed by the following person in the capacities and on the date indicated.

Name	Title	Date

Norbert G. Riedel, Ph.D.	Director, President and Chief Executive Officer (Principal Executive Officer)
Ashish Khanna	Chief Financial Officer and Chief Business Officer (Principal Financial Officer)
Wilbur H. Gantz III	Chairman of the Board of Directors

Name	Title	Date

Patrick G. Enright	Director
Elisha P. Gould III	Director
Adam M. Koppel, M.D., Ph.D.	Director
Liam Ratcliffe, M.D., Ph.D.	Director
James N. Topper, M.D., Ph.D.	Director